EXHIBIT (c)(iii)

Budget Papers of the Co-registrant for 2011-12

Budget SpeechState Budget 2011–12 Budget Paper No.1

2011–12 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Budget Highlights

This suite of Budget Papers is similar to that published in 2010–11.

The Budget Papers are available online at www.budget.qld.gov.au

They can be purchased through the Queensland Government

Bookshop – individually or as a set – by phoning 1800 801 123 or at www.bookshop.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2011

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Speech

Budget Paper No.1

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

APPROPRIATION BILL 2011

(Second Reading Speech, 14 June 2011)

TREASURER

The Honourable Andrew Fraser MP

Treasurer and Minister for State

Development and Trade

APPROPRIATION BILL 2011

(Second Reading Speech, 14 June 2011)

TREASURER

The Honourable Andrew Fraser MP

Treasurer and Minister for State

Development and Trade

Mr Speaker.

I move that the bills now be read a second time.

Mr Speaker, Queensland is about to prove the doubters wrong once again.

This State Budget puts us right back where we belong – out in front.

It is a Budget fuelled by reconstruction, but defined by optimism and opportunity.

It provides the architecture for recovery – the recovery of local communities, and the recovery of our economy – as we rocket back to our rightful place out in front of the rest of the nation.

Nothing beats Queensland, Mr Speaker. And this Budget proves the point.

We’ve seen off the best the world can throw at us.

Looked fear in the eye and never blinked.

Queenslanders have stood their ground, and now the horizon stretches out before us.

It is ours for the taking.

This State Budget continues our enduring task – to confront change with courage, to shape a better, fairer and more prosperous Queensland.

Today I present a Budget that speaks of who we are, and who we can be.

It marches back towards surplus.

It books the billions of dollars from our reform program.

It meets the gigantic task of funding our reconstruction program, and it invests in a future we must grasp.

It is, like us, confident about Queensland’s future.

An Economy hit by Natural Disasters

Our community and our economy were hit hard by the natural disasters, and indeed the wet weather which preceded the floods.

Our state has been smashed first by the brute and inhuman forces of global economics and then by the fury of Mother Nature.

Through it all our confidence in our resilience, our fundamental strengths, our capacity to stand our ground and fight on has sustained us.

The weather has cruelled exports in particular – in fact the Budget records the first ever annual contraction in overseas exports on record.

Never before in our history have we had to confront such a comprehensive wipe-out in our exports.

Exports had been contributing positively to growth in 2010.

Queensland is an export economy. Even during the depths of the global financial crisis, exports were a solid contributor to the state’s growth.

The wet weather was already impeding exports during the last part of 2010 before smashing them at the start of 2011.

Overseas exports of goods had their largest fall on record of 18% for the quarter to March this year.

In the end we have finished on the canvas, with economic growth wiped out for the financial year.

Our traditional strengths, mining, agriculture and tourism, all took a beating.

Lost production in the mining industry is estimated to total nearly $6 billion in 2010-11, with coal exports to be around 27 million tonnes lower.

Agricultural losses totalled $1.4 billion – with sugar, cotton, bananas and avocados the hardest hit.

The toll for tourism from the natural disasters in terms of lost export revenue is around $400 million.

The Budget has had to absorb the losses consequent from the lost production in these industries, and across the economy.

This has hit the bottom line - hard.

This summer’s natural disasters have cost Queenslanders dearly.

Many paid with their lives, their livelihoods, and many lost not just their houses, but their homes.

The human cost will be forever incalculable.

The fiscal cost is stark too - $6.8 billion. This allocation is being met by the State and the federal government under our nation’s established natural disaster cost-sharing arrangements.

Funds for local councils will now total $2.75 billion. As Councils have gone about making their full assessments, their estimated claim to the state has increased by $900 million.

The costs for rebuilding our road network stands at $2.9 billion – with an extraordinary 9170 kilometres of the state controlled network damaged.

The tally of the natural disasters goes beyond the costs or expenditure required – it’s not just that more spending has been required to fund recovery, it’s the fact that less has been coming in due to the loss of production.

Coal royalties are expected to be nearly $500 million below the original budget forecast.

Stamp duty from the property market is down nearly $350 million from the original budget forecast.

Gambling and land taxes are also slightly down from Budget.

These costs are hitting the Budget bottom line, along with the increase in outlays as we fund the reconstruction effort.

As a result the operating balance for this financial year is set to record deficit of $2.13 billion and is forecast to be $4.06 billion for 2011-12.

Mr Speaker, despite these huge challenges the government has maintained its fiscal reform program and it’s a good thing we did.

While costs from the natural disaster have risen since the Mid- Year Review, and the impact on the economy is greater, the deficits across the forward estimates are lower.

The deficits in 2012-13 and 2013-14 are forecast to be around half the Mid-Year Review forecast.

As a result, the aggregate deficits forecast are now a third lower than at the time of the Mid-Year Review.

Disaster recovery costs were estimated at $5 billion at the Mid-Year Review, and they are now $6.8 billion – but despite this the Budget I present today has lower deficits.

Debt this financial year will now be $17.5 billion lower than forecast at the start of the reform program I announced in the 2009-10 State Budget.

Mr Speaker,

The Budget is marching back towards surplus.

It would not be doing so without the benefit of the fiscal reform program I set out two years ago.

This is a budget that carries the burden from natural disasters – but it’s not burdened by the cost of repairing coal railway lines or buying new coal wagons.

It is however enjoying the benefits of our retained shareholding in the new QR National that is worth around $700 million more since it listed in 2010.

The decision to float QR National – a decision we had the courage to make and the fortitude to implement - has seen the wealth of Queenslanders increase by $700 million since November.

Our reform program has enabled us to absorb the massive hit from the natural disasters and maintain our commitment to deliver the budget back into surplus.

Mr Speaker, despite the natural disasters, this State Budget keeps us on track to deliver a budget surplus in 2015-16.

The Economic Road Ahead

Ultimately the resilience of our current economic recovery is astounding.

Throughout the year we saw incredible resilience in the building strength of business investment.

Our economic strategy saw us deliberately step in to support activity and support growth as the GFC took hold, funding an infrastructure program to keep people in jobs and build for the future.

This strategy was about sustaining our economy as we worked to bring business investment back to the state.

Mr Speaker, business investment is back and it’s back in a big way.

Business investment grew by an estimated 13% this financial year - bouncing straight back off the canvas. This impressive result exceeded the 9 1/2% forecast last year – a forecast doubted by some.

It is miles ahead of the national result which stood at 4.5%.

While the rains pounded down, and others talked it down, business was voting with confidence in the future of our economy.

And it is not about to stop.

Money talks Mr Speaker, and business is speaking loudly, rising above the din of the nay-sayers and the agenda-runners.

A massive investment surge is about to hit the Queensland economy and propel it into a new era of prosperity.

Business investment in the coming year is forecast to increase by an astounding 27 3/4%, and remain above 21% the year after.

No other state comes close – our competition in Western Australia is forecasting only 15% growth in investment.

This sets the stage for business investment to account for more than one fifth of our economy – the highest share on record.

The value of our exports will increase by 10% in the coming year, and, Mr Speaker, we are about to turn the corner in our housing market.

Economic growth for 2011-12 is forecast at 5%, and then 5.25% in the following year as this new era of investment ushers in new jobs and a broad-based expansion.

This puts the projected growth in the Queensland economy at the front of the pack for next year, where we belong at Number 1.

Unemployment will be driven lower as jobs growth climbs above 3%, bringing more people back into the labour force.

We are on track to deliver 100 000 new jobs this term – just like we said we would.

In fact, this Budget forecasts combined jobs growth of 140 000 jobs over the next two years.

Our economy is set for a massive jobs bonanza.

We – today – are in the middle of a huge economic turnaround.

It’s a massive opportunity being led by our natural resource wealth.

At the forefront is LNG – as significant an economic development as the opening of the Bowen Basin in the 1970s.

Ten years ago an LNG industry in this state was unimaginable.

Five years ago it was unbankable.

Today it is reality – generating jobs, regional prosperity, and delivering cleaner, greener energy for the future.

Our world-first CSG to LNG export industry is helping power our region. Electricity produced from LNG in Queensland is up to 70% cleaner than that produced from brown coal in Victoria.

It is 50% cleaner than the electricity produced from black coal.

It’s subject to some of the toughest regulations in the world and is producing energy that means less carbon emissions – it is an industry of the future.

And its genesis is right here in Queensland.

Bringing it to reality is a massive achievement – today more than $40 billion of investment is forecast in LNG.

Already it forms more than 15% of the energy mix used for electricity in Queensland – in fact, more than 10% of electricity in Queensland has been produced from gas since 2005.

The investment in our resources, in LNG, in coal, and in metals is leading the investment boom in our state.

This is the dynamic that has the Reserve Bank with its finger on the trigger. They see the investment boom coursing through the veins of our state, and of WA and running through the Australian economy as a whole.

The Co-ordinator General has more than $55 billion worth of projects on their books as businesses are rushing to purchase a piece of the action.

The Budget includes a $15 billion building program, investing in future infrastructure as well as funding reconstruction - but just as importantly leaving room for the investment surge being driven by the private sector.

It is an investment that stacks up in size against the capital works program of WA and Victoria combined!

At present we are in an economic step-change, and economic policies need to respond.

This Budget comprehends those challenges, and puts in place a policy program to meet the task ahead.

Housing Market Reform

Mr Speaker,

It’s more than a two speed economy, and there is no doubt housing has been in the slow lane.

While underlying demand is set to drive a recovery in dwelling investment, the immediate outlook remains challenging.

Housing markets in Australia have been challenged by supply side dynamics.

That’s why I abolished mortgage duty in full and stamp duty for all first home buyers purchasing a home under $500 000 in my first Budget.

That nation leading reform was about getting young people into the housing market.

We led the nation on capping the first home owner grant to those who needed it.

Then we increased the benefits to first home buyers who wanted to purchase their own vacant land and build a new home.

These remain some of my proudest reforms – helping young Queenslanders into the housing market is an enduring goal for me.

The housing industry needs a boost Mr Speaker.

Queensland needs more homes to be built.

Young Queenslanders in particular could do with a hand in cracking into the housing market.

And Mr Speaker we are going to act.

Today I announce a bold plan to deliver a massive $140 million Queensland Building Boost program.

For six months from 1 August this year, any Queenslander buying a newly constructed home or signing a contract to build a new home will be eligible for a $10 000 grant from the State Government.

This will stimulate activity, promote supply and support jobs in the housing industry.

For first home buyers this can mean $17 000 - up-front. They will also pay zero stamp duty for properties under $500,000, zero mortgage duty and thus keep the full $17 000 from the $10 000 boost announced today being added to our existing $7 000 grant.

The $10 000 will apply across the board to all buyers of new homes under $600 000:

… growing families wanting to build a new home,

… investors looking to purchase a new property,

… workers looking to build a property in the growth hotspots around regional Queensland.

This program is targeted and time limited. It is not about churn, it is about adding new homes to our existing stock.

It’s not about millionaires building mansions.

It’s about helping make the great Australian dream a reality for thousands of Queenslanders.

Mr Speaker, we are about giving a hand to those who need it most.

That’s what we stand for.

For some, home ownership is not an option.

That’s why we are also injecting more than $93 million over five years into the National Rental Affordability Scheme that will deliver over 11,300 dwellings.

An allocation of $60 million from the Future Growth Fund will support the delivery of nearly 200 homes this year for those Queenslanders who are most in need under our social housing program.

These commitments will build a supply of homes available at a discount to the market rate.

Mr Speaker,

Just as so many have been locked out of the Australian housing market, so too have some benefitted.

Existing home owners have enjoyed the wealth of the surging home prices of the last decade.

As prices have risen, incumbent owners have benefitted while those outside the market have found it harder to break into home ownership.

It’s a well-known story: those in the market look to trade up with the benefit of the increased value in their home.

Currently this group of people get access to a special discount on stamp duty when they purchase a new home.

No other state in Australia provides this level of discount, and the government has decided that it should no longer apply in Queensland.

However Mr Speaker, in doing so, we will ensure that we continue to have the lowest stamp duty rates for all homes in the mainland States of Australia.

In fact Mr Speaker we will maintain the cheapest stamp duty rates of all States – save only for those purchasing properties worth more than around $950 000 in Tasmania.

Average house prices have increased more than 200% since 2000 and more than 40% since 2005.

The policy case for maintaining this discount in 2011 is not compelling. The discount does not add to the supply of houses, which is what really matters if we want our kids to be able to afford their own homes.

I announce the discount will end on 1 August – providing notice for those in the market at present.

Removing the discount and implementing a stimulus measure to support new houses being built is a choice we are prepared to make.

Mr Speaker, I must remind the House that first home buyers will continue to get the benefit of zero stamp duty for homes under $500 000.

Everyone purchasing a new home after the 1st of August, and entitled to the $10 000 Queensland Building Boost Grant, will be better off after these reforms.

These initiatives go to the core of this government’s policy commitments:

… we stand for helping those who haven’t had the surge in wealth enjoyed by so many in the last decade,

… we stand for helping more Queenslanders into the housing market,

… we stand for helping young Queenslanders getting a start in life,

… we stand for providing a home for those for whom home ownership is beyond reach,

and we are prepared to make the strong policy choices. We are prepared to make these changes so we can help Queenslanders who need a hand.

A Helping Hand …

During the golden era of Australian prosperity the income gap has grown wider, not narrower.

Wealth has not been shared equally during the last decade.

Those on low and fixed incomes are doing it harder.

Today we maintain our position at the front of the pack when it comes to providing help to those who need a hand with the cost of living.

Today I announce we will go further.

Our pensioners deserve our support, and that’s why this Budget will increase the maximum pensioner local government rates subsidy paid by the State by 11 percent to $200 per annum.

We will also increase our allocation for the subsidy scheme for pensioners and seniors for their electricity costs to $115.6 million this year, to increase the subsidy to $230 dollars for their electricity bills.

We will increase the subsidy for pensioners in the SEQ Water Grid to $120.

Mr Speaker,

Our decision to end the stamp duty discount regime means we can help out households with their day to day bills.

I announce that from 1 July we will abolish the ambulance levy on electricity bills.

This delivers a saving of $113 to around 1.4 million electricity bills across the state which would otherwise have faced paying this surcharge in the year ahead.

Rising electricity prices are a challenge for all governments – the best way we can assist is by removing this charge, in full, once and for all.

The government will instead meet the full costs of running the ambulance service – providing free ambulance cover for all Queenslanders.

The ambulance will always be there for Queenslanders Mr Speaker, but now the bill won’t be.

This will provide benefits not only to households and families, but to small businesses and community groups, sporting clubs and body corporates.

The levy is regressive and adds to the cost of electricity bills. As a flat rate surcharge it’s a greater impost to lower income earners than it is to millionaires.

As of 1 July, it will be no more.

This Budget also funds a $60 million extension to the ClimateSmart Home Service to help Queenslanders reduce their energy consumption, electricity bills and carbon footprint.

This service delivers savings of up to $480 per annum for households.

These initiatives deliver for those who could do with a hand – our pensioners, those on lower incomes and those households struggling to make ends meet.

Investing in the future

Mr Speaker,

We do stand on the launch pad of a new era of prosperity.

Our economic future is being reshaped right now.

We must move with the times and position ourselves for the future.

Standing still is never an option.

A strong Aussie dollar is a likely fixture in that future landscape.

Increased competition from our neighbours, and increased demand from our neighbours will inform the economic reality of the 21st century.

Investing in our human capital – in education and innovation is a must.

Labor in Government has transformed our education system.

Since introducing our “learning or earning” initiative in 2006, the proportion of young people with a Year 12 or vocational education qualification has increased to 88%.

We have invested in school based apprenticeships as we create the next generation of skilled workers.

This Budget extends the 125% payroll tax rebate for apprentices and trainees at a cost of $15 million – this will support more than 2,000 Queensland businesses that employ apprentices and trainees.

We have delivered a whole new year of schooling in Queensland – the Prep Year – and are rolling out 240 kindergartens across Queensland.

This commitment continues this year with $75 million for further kindies. There will be 23 new services by the end of 2011 and another 85 services by the end of 2012.

It is this Premier who has driven those reforms, and it is this Premier who is driving the next wave of reform.

This Budget continues Labor’s comprehensive modernisation of our education system with the funding to transition Year Seven into secondary school.

More than $328 million is allocated for building works and new classrooms at state schools as well as further allocations for new teachers and teacher training as part of the Government’s Flying Start initiative.

More than $80 million has been budgeted to assist the non-state sector make the change.

Mr Speaker,

This government is committed to investing in education – it’s an investment in our future.

Labor’s investment in education is delivering to Queensland an education system for the 21st century. An education system Queenslanders deserve.

We are investing in the skills of tomorrow, in the brains, knowledge and capacity of the next generation of Queenslanders.

We do so knowing that we must look to a future where we export the power of our ideas, not just the energy of hydrocarbons.

The Smart State investment should only ever have been described one way – as an investment in the jobs of the future.

Today we renew our investment and our commitment to research, innovation and the ideas that will power our future economy with a $100 million allocation, including $85 million from the Future Growth Fund … to do just that, fund our future growth.

We will invest in our universities, in our world class research facilities, and the world class researchers working in them, in innovation efforts by business, in the products of the future.

These funds will also invest in our efforts to expand international education exports – vital for our state and for the future of our universities.

This investment is made possible by the earnings of the fund since its establishment in 2007.

Despite the difficult times, this investment was quarantined and now we are using its earnings to re-invest in our future economic success.

This is what good governments do.

Mr Speaker,

Our tourism industry has been doing it tough.

Earlier this year we stepped in together with the federal government to provide a $10 million injection to support tourism jobs. Additional investment in this budget brings that total to $13 million.

More needs to be done, and we are acting to secure a long term future for our state’s tourism industry as a major employer.

The competition is heating up and today I announce that we are stepping up with an $85 million commitment for major events over five years.

This funding will give Events Queensland the firepower to get into the marketplace to secure new events and new tourism drawcards for our state.

Event-based tourism is a key to our future and we are backing it with a massive commitment in this State Budget.

Our natural beauty has long been a drawcard for our tourists and we will continue our investment in the environment, with $28.6 million to secure Stradbroke Island’s future as a national park and green tourism magnet.

We believe in Straddie’s future, and we are prepared to act for its future and the future generations who deserve to enjoy its uniqueness.

We do so in the tradition of Labor. We are prepared to act for the future of our environment, to tackling climate change and to facing up to the economic reality of resource scarcity.

Investing in a fairer Queensland

Mr Speaker, the Budget delivers on an agenda to make a difference for all Queensland families.

Abolishing the ambulance levy and giving extra support to pensioners are aimed at giving a hand to those who need it.

There are a group of people who deserve our support, and this budget makes further commitments to Queenslanders with a disability and their families.

$7.4 million will help young Queenslanders with a disability as they make the often difficult transition from school or the child protection system.

We are investing in helping troubled youth through our youth justice initiative and expanding help for domestic violence sufferers, especially in indigenous communities.

No-one should live in fear, regardless of their kin, regardless of their skin colour.

That’s what a Labor Government believes.

We also believe in the power of opportunity for all. So we will fund the continuation of the Families Responsibilities Commission through to 2013 to make sure young Queenslanders in those indigenous communities get the chance to be all that they can be.

That’s what a Labor Government believes.

And we will continue our investment in health. The budget contains a record allocation to health of nearly $11.1 billion.

We are building the hospitals of the future, for our future.

This year’s health capital works program is a massive $1.8 billion as we roll out the nation’s largest hospital building program, with works currently underway in Cairns, Mt Isa, Townsville, Mackay, Rockhampton, Gold Coast, Brisbane and to commence this year on the Sunshine Coast and Ipswich.

Conclusion

Mr Speaker,

We are about to be part of an enormous economic expansion, built upon the courage of reform.

In each Budget of the Bligh Government we have made great strides – many of them hard yards – to remake and reform our State’s finances and its economy.

We have done so as a team united in our purpose and united behind strong leadership.

We’ve shown the courage to overhaul the state’s balance sheet, choosing to invest in new passenger trains and let the private sector shell out for new coal trains, choosing new National Parks over running a commercial timber business.

Choosing jobs, not cuts.

Choosing the future, not defending the past.

Promoting opportunity, not defending privilege.

Mr Speaker,

This Budget makes choices – it doesn’t pretend that there aren’t always choices to be made.

It reflects the choices of a Labor Government – as each of this Government’s budgets has done.

Beyond the noisiness of the here and now, these choices will echo into the future.

Beware the rush to judgment.

We have acted in extraordinary times, with extraordinary courage, with extraordinary unity.

We do so with a clear focus on what Labor stands for – jobs .... the dignity of work.

The jobs we saved, the jobs we protected…

… the jobs we are creating.

… the families our budget decisions have sustained, the hopes, dreams and aspirations at many kitchen tables we preserved because we had the courage to look into the future, the fortitude to act, and a unity of purpose – jobs.

This government demonstrated it had the courage to confront the past in order to confront the future.

We looked then as we do now to a Queensland that can’t be stopped … a prosperity that cannot be denied.

Smashed this year by nature’s full fury, our will tested, our resilience tested – we have withstood it all.

Where else but Queensland could you have seen business investment continue despite the state taking such a pounding from Mother Nature.

That tells you everything you need to know. We believe in ourselves, as Queenslanders, and in our future.

Earlier this year, many people rediscovered the true spirit, the essence of Queensland.

It is a magic place, a place of optimism and opportunity.

This century is ours for the taking.

With courage, anything is possible.

I commend the bills to the House.

By authority: S. C. Albury, Acting Government Printer, Queensland 2011

State Budget 2011–12

Budget Speech

Budget Paper No.1

www.budget.qld.gov.au

Queensland

Government

State Budget 2011–12

Budget Speech

Budget Paper No.1

www.budget.qld.gov.au

State Budget 2011–12

Budget Strategy and Outlook

Budget Paper No.2

QUEENSLAND GOVERNMENT

2011–12 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Budget Highlights

This suite of Budget Papers is similar to that published in 2010–11.

The Budget Papers are available online at www.budget.qld.gov.au

They can be purchased through the Queensland Government

Bookshop – individually or as a set – by phoning 1800 801 123 or at www.bookshop.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2011

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Strategy and Outlook

Budget Paper No.2

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET

2011-12

BUDGET STRATEGY AND

OUTLOOK

Budget Paper No. 2

1	Fiscal Strategy, Performance and Outlook	1

	Fiscal Strategy	3
	Path Back to Surplus	5
	Fiscal Principles	6
	Asset Sales Program	12
	Budget Outcomes 2010-11	17
	Budget 2011-12 and Outyear Projections	20

2	Economic Performance and Outlook	26

	External Environment	27
	The Queensland Economy	31
	Queensland’s Long Term Prospects and Challenges	48

3	Impact of the 2010-11 Disasters	55

	Economic Impact of the Natural Disasters	56
	Fiscal Impact of the Natural Disasters	64

4	Revenue	69

	2011-12 Revenue by Category	71
	Changes in Revenue Since the 2008-09 Budget	73
	2011-12 Budget Initiatives	77
	Taxation Revenue	81
	Grants Revenue	86
	Sales of Goods and Services	89
	Interest Income	91
	Dividend and Income Tax Equivalent Income	91
	Other Revenue	92
	Queensland’s Competitive Tax Status	94

5	Expenses	97

	Expenses by Operating Statement Category	100
	Details of Expenses	101
	Operating Expenses by Purpose	105
	Departmental Expenses	109

6	Balance Sheet and Cash Flows	112

	Balance Sheet	113
	Cash Flows	121
	Reconciliation of Operating Cash Flows to the Operating Statement	128

7	Inter-governmental Financial Relations	129

	Federal Financial Arrangements	130
	New Issues in Inter-governmental Relations	131
	Australian Government Funding to States	133
	Australian Government Payments for Specific Purposes	137
	GST Revenue Payments	138
	State-Local Government Financial Relations	144

8	Public Non-financial Corporations Sector	145

	Impact of Natural Disasters	147
	Post-Asset Sales Program Transition	147
	Cost of Living	148
	Finances and Performance	151
	Energy Sector	157
	Transport Sector	159
	Water Sector	165

9 Uniform Presentation Framework	168

Uniform Presentation Framework Financial Information	168
Reconciliation of Net Operating Balance to Accounting Operating Result	178
General Government Time Series	179
Other General Government UPF Data	180
Contingent Liabilities	186
Background and Interpretation of Uniform Presentation Framework	187
Sector Classification	189
Reporting Entities	190

Appendix A – Tax Expenditure Statement	193

Appendix B – Concessions Statements	200

Appendix C – Revenue and Expense Assumptions and Sensitivity Analysis	207

Taxation Revenue Assumptions and Revenue Risks	209
Royalty Assumptions and Revenue Risks	210
Sensitivity of Expenditure Estimates and Expenditure Risks	211

Appendix D – Government-owned Corporations Non-financial Key Performance Indicators	213

1	FISCAL STRATEGY, PERFORMANCE AND OUTLOOK

FEATURES

—      The forecast General Government net operating balance is expected to be a deficit of $2.127 billion in 2010-11 compared to a forecast deficit of $1.468 billion at the time of the Mid Year Fiscal and Economic Review and $1.745 billion at the time of the 2010-11 Budget.

—      The deterioration in the 2010-11 forecast net operating balance since the Mid Year Fiscal and Economic Review primarily reflects the impact of natural disasters, particularly Cyclone Yasi, and downward revisions to Goods and Services Tax revenues and coal royalty revenues.

—      A net operating deficit of $4.058 billion is budgeted for 2011-12, compared to a forecast deficit of $3.959 billion at the time of the Mid Year Fiscal and Economic Review. This primarily reflects an increase in funding for restoration works in response to natural disasters and policy decisions of Government.

—      The timing of the Australian Government’s Natural Disaster Relief and Recovery Arrangements (NDRRA) funding is having a considerable impact on the State’s operating position across the forward estimates, primarily associated with $2.05 billion of advance NDRRA funding in 2010-11. The impact of the timing of payments is an improved operating position in 2010-11, while the operating deficit in 2011-12 is larger than would otherwise be expected.

—      The forecast operating position has improved across the remainder of the forward estimates, largely due to a stronger outlook for Queensland’s share of Goods and Services Tax revenue and royalty revenues.

—       Since the Mid Year Fiscal and Economic Review, the forecast operating deficit for 2012-13 has reduced from $3.556 billion to $1.293 billion and the operating deficit forecast for 2013-14 has reduced from $1.677 billion to $873 million. A return to surplus is projected in 2015-16 in line with the Government’s fiscal principle.

— The State’s 2011-12 capital program is an estimated $15 billion, similar to the level of 2010-11 estimated outlays.

—       Despite the negative impacts of natural disasters, the forecast level of borrowings in the Non-financial Public Sector at 30 June 2011 is now estimated at $52.8 billion, compared to $62.8 billion at the time of the 2010-11 Budget. This is a result of the Government’s fiscal reform program.

Budget Strategy and Outlook 2011-12	1

The operating balance expected for 2010-11 is a deficit of $2.127 billion compared to a forecast deficit of $1.468 billion anticipated in the Mid Year Fiscal and Economic Review (MYFER). As identified in Table 1.1 below, the forecast General Government sector operating balances are weaker in 2010-11 and 2011-12, but have improved significantly in 2012-13 and 2013-14.

Table 1.1
General Government sector – revisions to net operating balance forecasts
	2009-10 $ million	2010-11 $ million	2011-12 $ million	2012-13 $ million	2013-14 $ million	2014-15 $ million
2010-11 Budget	(287)	(1,745)	(1,442)	(1,482)	(1,395)	n/a
2010-11 MYFER	(56)	(1,468)	(3,959)	(3,556)	(1,677)	n/a
2011-12 Budget	(56)	(2,127)	(4,058)	(1,293)	(873)	(529)

Australian Government payments – impact on the operating position

Funding from the Australian Government has a significant impact on Queensland’s net operating position when it is not matched by an expense in the same financial year.

In particular, the Australian Government is providing advance Natural Disaster Relief and Recovery Arrangements (NDRRA) funding of $2.05 billion in 2010-11 and $500 million in 2011-12 (including loan advances), although the bulk of the associated expenditure will occur across 2011-12 and 2012-13. This timing mismatch has the effect of improving the net operating balance in 2010-11 and negatively impacting the position in 2011-12. Table 1.2 outlines the impact of Australian Government NDRRA funding, including funding for previous disasters as well as the flooding in the 2010-11 summer and Cyclone Yasi, on Queensland’s net operating balance. This analysis does not take into account NDRRA-related capital expenditure, or funding provided as loans, which do not directly impact on the net operating balance. The total expenses associated with disaster relief and recovery are discussed in Chapter 3.

Table 1.2 Impact of Natural Disaster Relief and Recovery Arrangements funding on the net operating balance[1]
	2010-11 $ million	2011-12 $ million
Published Net Operating Balance	(2,127)	(4,058)
less NDRRA Revenue [2,3]	2,003	1,164
add NDRRA Operating Expenses	1,555	2,623
Underlying Net Operating Balance	(2,575)	(2,599)

Notes:

1.     Includes revenue and expenditure in relation to prior events, as well as 2010-11 disasters and Cyclone Yasi

2.     Following the advance payment from the Australian Government, the remaining revenues are expected to lag expenses by around six months.

3.     Excludes loans provided through the State, which are not treated as revenue.

2	Budget Strategy and Outlook 2011-12

FISCAL STRATEGY

The 2011-12 Budget is focussed on recovery from the natural disasters that struck Queensland in the summer of 2010-11. As a result of the costs of disaster recovery and repair, as well as associated revenue losses, particularly coal royalties, the State is facing substantial operating deficits in the short term.

However, in the medium term the continuing priority of Government is to consolidate the State’s financial position as the economy recovers from both natural disasters and the lingering impacts of the global financial crisis.

Since the 2008-09 Major Economic Statement, released in December 2008, the Government has undertaken significant structural budgetary reform to strengthen the long term sustainability of the State’s finances and ensure the Budget is on track to return to surplus by no later than 2015-16. The measures undertaken in this regard include:

—	Increasing public sector efficiency targets from $60 million in 2008-09 to $500 million per annum from 2014-15 onwards.

—	Revisions to taxation to strengthen the State’s revenue base and increase interstate harmonisation, while maintaining Queensland’s competitive tax status.

—	Ceasing the Queensland Fuel Subsidy Scheme, providing savings to the Budget of around $2.4 billion over four years.

—	Reforming grant and subsidy programs to ensure they are appropriately targeted.

—

Implementing a Government wages policy that limits budget-funded wage increases to 2.5% per annum until the budget returns to surplus and a program of 3,500 voluntary separations from non-service delivery areas.

—	Committing to restrain own-purpose expenditure growth so that it does not exceed growth in inflation and population.

—	Reform of Government-owned corporations, including the infrastructure assets reform and sales program announced in the Renewing Queensland Plan to reduce the State’s borrowings.

—	Closing the Defined Benefit superannuation scheme to new members and providing a substantial additional employer contribution through the transfer of the Queensland Motorways Limited assets.

—	Committing to reduce the capital program to a maximum of $10 billion a year from 2013-14 onwards to reduce future borrowing requirements.

Budget Strategy and Outlook 2011-12	3

In recognition of the importance of providing short term support to the economy while improving the long term sustainability of the fiscal position, the 2011-12 Budget provides additional temporary support for the tourism and construction sectors, while further strengthening the State’s revenue base.

These measures include:

—	$10,000 Queensland Building Boost grant, available to all purchases of new housing between 1 August 2011 and 31 January 2012.

—

Revisions to the transfer duty rate structure to ensure that duty payable on a home is lower in Queensland than any other mainland state after the home concession is discontinued. This reform also strengthens and simplifies the base of the tax in the longer term.

—

Increased funding of $85.8 million over five years to Events Queensland Pty Ltd to attract and support a range of major events of economic benefit to Queensland. This will be of crucial importance to support our tourism industry.

—

Funding a number of outcomes from the Building Revival Forum, including the establishment of a Major Projects Office to ensure the timely progression of major commercial projects through planning and approval processes.

To address cost of living pressures, the 2011-12 Budget includes:

—	Abolition of the Community Ambulance Cover levy from 1 July 2011.

—	Increased pensioner subsidies for local government rates and electricity.

—	Direction to electricity distributors not to pass on increases in costs associated with natural disasters or additional revenues approved by the Australian Competition Tribunal.

The 2011-12 Budget also includes a range of measures to support the State’s future economic growth, including a significant additional investment in Education, through the Flying Start initiative.

Further details of measures introduced since the 2010-11 Budget are detailed in Chapter 4 and Chapter 5 and Budget Paper 4 –Budget Measures.

4	Budget Strategy and Outlook 2011-12

PATH BACK TO SURPLUS

Returning the Budget to surplus is a central element of the Government’s fiscal principles. The measures undertaken by the Government to improve the State’s fiscal position underpin the projected return to surplus. A return to surplus depends on economic growth in the State as well as the policy decisions of Government.

Despite the medium term fiscal impacts of responding to natural disasters, Chart 1.1 below indicates the Government remains on track to achieve the goal of returning to surplus by no later than 2015-16.

As shown in the chart, the current path of recovery is heavily influenced by expenditures and Australian Government funding associated with natural disasters, with the operating deficit forecast to peak in 2011-12 before improving across the forward estimates. The operating position remains stronger in each year than had been projected at the time of the 2009-10 Budget.

Budget Strategy and Outlook 2011-12	5

FISCAL PRINCIPLES

The Charter of Fiscal Responsibility outlines the Government’s fiscal principles and is an integral part of the Government’s commitment to the community. The fiscal principles were revised for the 2009-10 Budget and identified how the Government will restore Queensland’s strong financial position, while providing a large capital investment program, maintaining services and continuing to deliver its commitments to the community.

The fiscal principles of the Queensland Government are broadly based around three themes: fiscal sustainability; a competitive tax regime; and managing the State’s balance sheet.

The fiscal principles establish the basis for sustainability of the Government’s policies. They require services provided by Government to be funded from tax and other revenue sources over the long term. The principles are supported by an accrual budgeting framework, which recognises future liabilities of the State and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The fiscal principles recognise the importance of a strong financial position for the State. A state government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, state governments have a responsibility to provide continuity of services, such as health, public safety and education.

The Treasurer must report regularly to Parliament on progress the Government has made against the outcomes stated in the Charter. These reports are incorporated in the Budget papers and MYFER, which are tabled and published each year.

Fiscal sustainability

Governments must balance the cost of their activities with the revenues raised by taxation, royalties and income from business activities. It is not sustainable in the longer term for governments to borrow to fund recurrent expenses.

However, capital investment benefits users and society more generally over the life of the asset. It can therefore be appropriate to borrow to fund capital investment, so that the costs of the investment are paid over the same time frame as the benefits are realised.

Principle

In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation).

6	Budget Strategy and Outlook 2011-12

As a result of the mismatch between the timing of Australian Government NDRRA funding and the associated expenditures, operating expenses are expected to exceed operating revenue in 2011-12. However, this principle is expected to be met in 2010-11 and from 2012-13 onwards.

In the current financial environment, with markets concerned about sovereign debt, fiscal discipline is critical. Until an operating surplus is achieved, growth in state own-purpose expenses (that is, excluding Commonwealth related expenses) will be limited to inflation and population growth.

Principle Growth in own-purpose expenses in the General Government sector to not exceed real per capita growth.

Growth in own-purpose expenses in 2009-10 was 2.81%, primarily reflecting the implementation of savings measures introduced in the 2009-10 Budget.

Own-purpose expenditure growth of 10.7% is expected in 2010-11, substantially above the real per capita principle of 5%, primarily reflecting spending in support of reparation work associated with wide-scale flooding in February and March 2010 as well as spending, such as advance payments to local government authorities, in relation to the flooding and cyclones that impacted Queensland across the summer of 2010-11.

In 2011-12, own-purpose expenditure growth will continue to be impacted by natural disaster recovery and repair expenditure, with growth of 9% anticipated, which is also above the real per capita principle of 4.75%.

If spending associated with the most recent natural disasters is excluded from the calculation, own-purpose expenditure growth in 2010-11 is estimated at 7.7% and 6.4% in 2011-12. These growth rates are driven by a number of one-off factors, including those associated with medium term reform measures, such as the upfront expenditure associated with the Voluntary Separation Program in 2011-12.

Over the period 2010-11 to 2014-15, own-purpose expenditure growth is expected to average 4.9%, compared with an expected real per capita constraint of 5%. Further detail on expenses projections is contained in Chapter 5.

Budget Strategy and Outlook 2011-12	7

Principle Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16.

This approach to expenses growth, together with allowing improvements in revenue forecasts to flow through to the bottom line, is aimed at achieving a net operating surplus in the General Government sector by 2015-16 and, depending on the strength of the recovery, possibly sooner. The 2010-11 MYFER savings, which reach $400 million per annum by 2014-15, are important to achieving this, as is the Government’s commitment to limiting wage increases to 2.5% per annum.

Competitive tax regime

One of the Queensland Government’s key fiscal objectives is to maintain a competitive tax environment. While the Government will raise sufficient revenue to meet the service and infrastructure needs of the people of Queensland, it is important that business has a low cost environment, to promote economic development and jobs growth.

The competitiveness of a State’s tax system is usually assessed by using one of the following measures:

—	taxation revenue on a per capita basis

—	taxation effort as assessed by the Commonwealth Grants Commission

—	taxation revenue expressed as a percentage of gross state product (GSP).

Queensland’s competitive tax position is confirmed on all three measures:

—	per capita tax collections in Queensland in 2011-12 are estimated at $2,268, compared with an estimated $2,769 for the average of the other states

—	Commonwealth Grants Commission data indicate that Queensland’s taxation effort ratio was 87% of the standard for all states in 2009-10

—	Queensland’s tax collections were 3.68% of GSP in 2009-10, compared to 4.22% for the average of the other states.

The 2011-12 Budget includes the abolition of the Community Ambulance Cover levy, and transfer duty, payroll tax and land tax measures. Details of these changes and other revenue items are provided in Chapter 4.

Principle Maintain a competitive tax environment for business.

8	Budget Strategy and Outlook 2011-12

Managing the State’s balance sheet

The provision of adequate levels of infrastructure is an ongoing challenge for a state such as Queensland that continues to experience higher levels of economic and population growth than the national average over the long term. In meeting this challenge, the Government funds capital expenditure well above the average of the other states and territories, in per capita terms.

As discussed above, given the current operating position, Queensland funds a significant portion of its capital program through borrowing, recognising the interest, operating and depreciation costs on the operating statement. While the balance sheet of the Queensland Government remains strong, anticipated future borrowings are expected to lead to an increase in the ratio of net financial liabilities1 to revenue, which is a measure used within financial markets to assess financial sustainability. While this ratio is expected to rise across the forward estimates, the trajectory of this increase is moderating as the State’s budget position strengthens and a greater share of the State’s infrastructure program is funded by operating cash flows, rather than borrowings.

The assets sale program undertaken by the Queensland Government has resulted in the net financial liabilities to revenue ratio being significantly lower than it would have been in the absence of asset sales.

Chart 1.2 identifies the impact of the asset sales on the net financial liabilities to revenue ratio.

[1]	Net financial liabilities in this context is the term used by Standard & Poor’s ratings agency and differs from that used in the Uniform Presentation Framework tables in Chapter 9.

Budget Strategy and Outlook 2011-12	9

The 2011-12 Budget is the first time the proceeds from all asset sales announced in the Renewing Queensland Plan have been factored into the budget. In total, the asset sales have resulted in the State’s net financial liabilities being significantly lower than they would have been in the absence of asset sales. The Asset Sales Program section, commencing on page 12, provides details of each of the individual transactions.

Further borrowings will also be avoided, as the capital requirements of these entities will no longer be funded by the State. Approximately $2.8 billion of this capital requirement, across the forward estimates, had already been factored into the 2010-11 Budget and will now be avoided.

After the impact of asset sales, the net financial liabilities to revenue ratio is expected to be 112% at the end of the 2011-12 financial year, which is lower than the 120% forecast at the time of the MYFER. In the absence of asset sales, the ratio is projected to have increased to 149% in 2014-15.

Principle Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public sector.

Queensland has a long history of setting aside funds to accumulate financial assets sufficient to meet future liabilities, the largest being for future employee entitlements, in particular superannuation. Queensland is therefore better placed than other state governments to meet future accruing liabilities, as most other jurisdictions have substantial unfunded superannuation liabilities.

The State’s policy of setting aside funds to meet future liabilities and reinvesting all earnings provides the capacity to manage cycles in investment markets without affecting the Government’s ability to fund services to the community.

The most recent actuarial review, released in June 2008, found that accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every three years, with the next review expected to be released in July 2011. Further information on balance sheet aggregates can be found in Chapter 6.

Principle Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice.

Table 1.3 provides an overview of the Government’s progress in meeting the fiscal principles.

10	Budget Strategy and Outlook 2011-12

Table 1.3
The fiscal principles of the Queensland Government
Principle	Indicator
Fiscal sustainability
In the General Government sector, meet all operating expenses from operating revenue		Operating Revenue ($ million)	Operating expenses less depreciation ($ million)
(where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)	2010-11	41,183	40,702
	2011-12	43,007	44,193
	2012-13	46,506	44,586
	2013-14	47,004	44,377
	2014-15	48,817	45,742
	Growth in:	Own purpose expense	Inflation plus population
Growth in own-purpose expenses in the General	2010-11	10.72%	5.00%
Government sector to not exceed real per capita growth	2011-12	8.98%	4.75%
	2012-13	2.30%	5.25%
	2013-14	(0.70%)	5.00%
	2014-15	3.08%	5.00%
	Average	4.87%	5.00%
	Net operating balance ($ million)
Achieve a General Government net operating	2010-11	(2,127)
surplus as soon as possible, but no later than 2015-16	2011-12	(4,058)
	2012-13	(1,293)
	2013-14	(873)
	2014-15	(529)
Competitive tax regime
	Taxation revenue per capita, 2011-12
Maintain a competitive tax environment for business	Queensland:		$2,268
	Average of other states and territories:		$2,769
Managing the State’s balance sheet
	Net Financial Liabilities/Revenue Non-financial Public Sector
		2011-12 Budget	Without asset sales
Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public Sector	2010-11	89%	116%
	2011-12	112%	137%
	2012-13	117%	140%
	2013-14	125%	146%
	2014-15	127%	149%
Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice	As at last actuarial review (released June 2008), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every three years.

Budget Strategy and Outlook 2011-12	11

ASSET SALES PROGRAM

In 2010-11, the Government completed a program of asset sales to restructure the State’s asset portfolio, fund natural disaster recovery and repay State debt. The divestment of these businesses will also reduce the demands on Government to further fund significant ongoing capital requirements and provide a mechanism to introduce more private sector funding into Queensland infrastructure.

The proceeds from the 99-year lease of Forestry Plantations Queensland (FPQ), which reached financial completion on 30 June 2010, were factored into the 2010-11 Budget while proceeds from QR National Limited and Port of Brisbane Corporation were included in the 2010-11 MYFER.

Proceeds from the other two commercial businesses – Abbot Point Coal Terminal and Queensland Motorways Limited – are included in the 2011-12 Budget.

QR National Limited

QR National Limited (QR National) listed on the Australian Securities Exchange (ASX) on 22 November 2010, with 2.44 billion shares on issue. The company is focussed primarily on large, heavy haul rail tasks such as the transportation of coal, iron ore, other minerals, agricultural products and general freight, as well as containerised freight. QR National operates and manages the Central Queensland Coal Network under 99 year lease arrangements with the State.

Retail investors in the Share Offer paid $2.45 per share, while institutional investors paid $2.55 per share. Retail investors allocated shares in the Share Offer and who hold them continuously in the same registered name until 7 December 2011 will receive loyalty bonus shares.

Eligible employees were entitled to apply for $1,000 worth of shares for no monetary payment and also received a $4,000 cash payment pursuant to renegotiated enterprise agreements.

During 2010-11, the State received gross proceeds of $4.049 billion from the sale of 66 per cent of its interest in QR National. The State also received an $86 million dividend from QR Limited prior to listing on the ASX and $471 million of debt previously held with QTC was refinanced with the private sector, bringing total proceeds to $4.606 billion.

12	Budget Strategy and Outlook 2011-12

The State, through Queensland Treasury Holdings Pty Ltd (QTH), retained 34 per cent of the shares in QR National to ensure a staged transition to private ownership. Consistent with the statements made in the QR National Share Offer Document, these shares are now owned by QTH (in the Public Financial Corporations sector) following completion of the Share Offer, and are held by QTH on an arms length basis. The shares were transferred to QTH at the $2.55 institutional offer price.

The State is bound by an escrow arrangement with QR National in respect of its retained shareholding until QR National releases its 2011-12 financial year results to the ASX. Under the escrow arrangement, which also binds QTH, the State voluntarily agreed that it will not sell the shares which it holds, subject to several exceptions which were specified in the Share Offer Document.

As at 31 May 2011, QR National shares last traded on the ASX at $3.45 per share, an increase of $0.90 (or 35.3%) compared with the institutional offer price of $2.55. At this price, the State’s retained shareholding has a market value of $2.862 billion, an increase of $747 million since listing. The increase in QR National’s share price reflects the market’s current view of the company’s performance and expected future earnings.

Legislative provisions ensure that, other than the State, no individual or company may hold more than 15 per cent of QR National.

Passenger rail services and the regional non-coal below rail network continue to be provided by the State, now through Queensland Rail, a new Government-owned Corporation which came into existence on 1 July 2010.

Port of Brisbane Corporation Limited

On 10 November 2010, the State announced the sale of the Port of Brisbane assets and business interests, together with a 99 year lease of the Port of Brisbane land and infrastructure, to the QPort Holdings consortium for $2.095 billion.

The purchase price included a deferred purchase price amount of $172 million, comprising future cash flows of fixed annual payments and a share of future port revenues, which were securitised with Queensland Treasury Holdings. The revenue sharing component is based on anticipated revenue growth at the Port, to be achieved through expected increased cargo volumes and sustainable returns on capital investments undertaken by the new port operator.

The QPort Holdings consortium comprises Global Infrastructure Partners, Industry Funds Management, QIC Global Infrastructure on behalf of its managed funds and Tawreed Investments Pty Ltd, a wholly-owned subsidiary of the Abu Dhabi Investment Authority.

Budget Strategy and Outlook 2011-12	13

In addition, the new owner of the Port of Brisbane is responsible for the future upgrade of section 3 of the Port of Brisbane Motorway, at an estimated cost of $200 million. The combined value of the transaction to the State is therefore approximately $2.3 billion.

Abbot Point Coal Terminal

On 3 May 2011, the State reached agreement with Mundra Port and Special Economic Zone Limited regarding the 99 year lease of the Abbot Point X50 Coal Terminal for $1.829 billion.

The lease term is 99 years and involves retained ownership of the land and fixed infrastructure by the State. Following the recent floods and Cyclone Yasi, the proceeds from the long term lease will fund Queensland’s share of the natural disaster recovery effort.

Beyond the long term lease of the X50 Terminal, the State is also facilitating broader private sector funded development of new coal terminals within the Port of Abbot Point to meet strong demand from coal mining companies for additional coal export capacity. This includes appointing BHP Billiton Limited and Hancock Coal Pty Ltd as preferred proponents for the new Terminal 2 and 3 developments adjacent to the X50 Terminal (which is now known as Terminal 1). The X50 lessee has been granted the right to investigate the feasibility of expanding Terminal 1 beyond 50 mtpa using an adjacent port area. The State has also sought expressions of interest for proponents to develop additional terminals within the port precinct (potentially Terminals 4 through to 7).

Queensland Motorways Limited

Queensland Motorways has the concession to operate, maintain and collect the tolls on the Gateway and Logan Motorways.

On 25 November 2010, the Premier announced that Queensland Motorways would be transferred at market value to the Defined Benefit Superannuation Fund, managed by QIC Limited.

On 31 May 2011 ownership of the shares in Queensland Motorways was transferred to QIC Limited, as trustee for the Defined Benefit Superannuation Fund, for $3.088 billion.

The primary impact of the transaction on the Non-Financial Public Sector balance sheet was an increase in “Investments, loans and placements” and a decrease in the “Land and other fixed assets” by the value of Queensland Motorways’ fixed assets.

This resulted in an improvement in a number of key credit metrics. In particular, the State’s net financial liabilities position has improved through the recognition of Queensland Motorways as a financial asset. The transfer of Queensland Motorways to QIC is consistent with the broader restructuring of the State’s balance sheet under the asset sales program.

14	Budget Strategy and Outlook 2011-12

As part of this sale process, a new Road Franchise Agreement (RFA) was signed with Queensland Motorways, for a franchise period of approximately 40 years. The new RFA came into operation on 1 April 2011. The Government has legislated that annual toll increases will be limited to the level of the consumer price index (CPI).

Forestry Plantations Queensland

Following financial completion of the FPQ transaction on 30 June 2010, a subsequent post-completion adjustment of $9.849 million was received by the State in September 2010. This took total transaction proceeds to $613 million. Both FPQ and its associated entity Forestry Plantations Queensland Office were wound up on 30 November 2010, with a final annual report and financial statements prepared for both entities as at that date.

Summary of Sale Outcomes

The asset sale program was completed well ahead of the originally proposed timeframe and within original cost estimates. Proceeds of $12.2 billion were delivered from the sale of 66 percent of QR National and the divestment of the Port of Brisbane, Abbot Point Coal Terminal, Queensland Motorways and Forestry Plantations Queensland.

In addition, the market value of the State’s retained holding in QR National had increased by approximately $747 million to $2.9 billion as at 31 May 2011, bringing total realisable value to approximately $15.1 billion.

The asset sales program is estimated to avoid over $10 billion in planned capital investment in these assets over the next five years, $2.8 billion of which had been formally approved and factored into the 2010-11 Budget.

Budget Strategy and Outlook 2011-12	15

Table 1.4 summarises the sale process outcomes.

Table 1.4
Asset sales program[1]
	Disposal Proceeds $ million	Company debt repaid from proceeds $ million	Returns to the State[2] $ million
QR National Limited[3]	6,721	4,388	2,190

Port of Brisbane Limited	2,095	808	1,262

Abbot Point Coal Terminal[4]	1,829	915	898

Queensland Motorways Limited[5]	3,088	3,053	14

Forestry Plantations Queensland	613	86	506

Change in market value of shareholding in QR National since sale to QTH (as at 31 May 2011)	747

Total	15,093	9,250	4,870

Notes:

1.     Numbers may not add due to rounding.

2.     Returns to the State are equivalent to the disposal proceeds less company debt repaid and sale-related costs and are available to fund the capital program and natural disaster recovery, thereby avoiding recourse to borrowings. The change in market value of QRN shares held by QTH is not included in the return calculation.

3.     Disposal proceeds are comprised of the IPO proceeds ($4.049 billion), a dividend paid to the State by QR Limited prior to listing on the ASX ($86 million), QR National debt which was refinanced with the private sector prior to listing ($471 million) and the proceeds received from the sale of shares to QTH at the institutional offer price ($2.115 billion).

4.     Debt with a book value of $915 million related to Abbot Point Coal Terminal was transferred to the General Government sector on 31 May 2010, with the full $1.829 billion proceeds from the Abbot Point Coal Terminal disposal directed to disaster recovery.

5.     QML was sold to QIC and is now an asset of the State’s Public Sector Defined Benefit Superannuation Scheme.

16	Budget Strategy and Outlook 2011-12

BUDGET OUTCOMES 2010-11

Key financial aggregates

Table 1.5 General Government sector – key financial aggregates, 2010-11[1]
	2010-11 Budget $ million	2010-11 MYFER $ million	2010-11 Est. Act. $ million
Revenue	40,606	41,829	41,183
Expenses	42,352	43,297	43,310
Net operating balance	(1,745)	(1,468)	(2,127)
Cash surplus/(deficit)	(6,396)	(5,660)	(6,172)
Capital purchases	8,335	7,883	7,457
Net borrowing	7,629	81	1,362
Gross borrowing	23,250	20,497	23,820
Net worth	188,564	176,697	177,966
Net debt	(6,743)	(9,790)	(9,989)
Note:
1. Numbers may not add due to rounding.

Operating balance

The operating balance expected for 2010-11 is a deficit of $2.127 billion compared to a deficit of $1.468 billion forecast in the MYFER. The deterioration in the forecast net operating balance since the MYFER primarily reflects the impact of natural disasters, in particular Cyclone Yasi, and downward revisions to Goods and Services Tax revenue. There has also been a reduction in forecast mining royalty revenue due to production losses associated with flooding being higher than previously anticipated, as well as the continued strength of the Australian Dollar. Expense levels are broadly consistent with the MYFER forecast.

Further details on revenue and expenses projections are contained in Chapters 4 and 5 respectively.

Table 1.7 provides a reconciliation of the estimated net operating balance for 2010-11 to the MYFER forecast.

Cash Flows and Balance Sheet

Non-financial Public Sector

The Non-financial Public (NFP) sector is the combination of the General Government and Public Non-financial Corporations (PNFC) sectors, with transactions between these sectors being eliminated.

Budget Strategy and Outlook 2011-12	17

Net borrowings (additional borrowings for the year as itemised in the Cash Flow Statement) of $1.653 billion are expected in the NFP sector in 2010-11, a decrease of $9.39 billion compared with the 2010-11 Budget estimate, with asset sales proceeds utilised to repay debt and reduce borrowing requirements.

Gross borrowings of $52.811 billion are projected at 30 June 2011, $10.016 billion lower than the 2010-11 Budget estimate due to cash proceeds associated with asset sales being utilised to repay existing debt and reduce borrowing requirements.

Purchases of non-financial assets (capital spending) of $13.151 billion are expected in the NFP sector in 2010-11, somewhat lower (15% or $2.328 billion) than the 2010-11 Budget estimate, primarily due to the reduced capital requirement in the PNFC sector with the sale of QR National and lower projected capital expenditure in both the PNFC and General Government sectors.

General Government Sector

Cash surplus/(deficit)

The General Government sector is now expected to record a cash deficit in 2010-11 of $6.172 billion compared to a $5.66 billion deficit forecast in the MYFER. The larger than expected cash deficit is predominantly the result of downward revisions to Australian Government payments and coal royalty revenues.

Capital purchases

General Government purchases of non-financial assets in 2010-11 are estimated to be $7.457 billion. This is $426 million less than forecast in the MYFER due to changes in the timing of cashflows for capital projects and delays associated with extended periods of poor weather conditions.

Borrowing

Net borrowings of $1.362 million are expected in 2010-11, $1.281 billion more than forecast in the MYFER, primarily reflecting the increased cash deficit. However, net borrowings in the General Government sector are expected to be $6.267 billion less than forecast in the 2010-11 Budget, due to the repatriation of net proceeds from asset sales.

Gross borrowings (the stock of borrowings outstanding as stated in the Balance Sheet) of $23.82 billion are estimated at 30 June 2011, $3.323 billion more than the MYFER estimate, largely reflecting the General Government sector funding the increased level of investment in financial assets held to offset superannuation liabilities, primarily in relation to Queensland Investment Corporation’s investment in Queensland Motorways Limited.

18	Budget Strategy and Outlook 2011-12

At a whole-of-Government level, total borrowings remain effectively unchanged as a result of the Queensland Motorways Limited transaction, while the net financial liabilities position improved as a result of the recognition of the increased level of investment.

Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector entities.

The net worth of the General Government sector at 30 June 2011 is estimated at $177.966 billion. This is $1.269 billion higher than the forecast in the MYFER, primarily reflecting an increase in the value of the General Government sector’s investments for superannuation and other long term purposes.

Estimated net worth at 30 June 2011 is $10.598 billion lower than forecast in the 2010-11 Budget, primarily due to downward revaluations of land and other fixed assets, such as roads, in the 30 June 2010 year-end process, to reflect market value.

Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements.

Net debt in the General Government sector at 30 June 2011 is estimated to be negative $9.989 billion, compared to negative $9.79 billion forecast at the time of the MYFER. The slightly stronger position reflects the value of investments, loans and placements increasing by more than borrowings.

Budget Strategy and Outlook 2011-12	19

BUDGET 2011-12 AND OUTYEAR PROJECTIONS

Key financial aggregates

Table 1.6 provides aggregate actual outcome information for 2009-10, estimated actual outcome information for 2010-11, forecasts for 2011-12 and projections for the outyears.

Table 1.6 General Government sector – key financial aggregates[1]
	2009-10 Actual[2] $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Revenue	39,729	41,183	43,007	46,506	47,004	48,817
Expenses	39,785	43,310	47,065	47,799	47,877	49,346
Net operating balance	(56)	(2,127)	(4,058)	(1,293)	(873)	(529)
Cash surplus/(deficit)	(5,305)	(6,172)	(7,915)	(4,604)	(3,267)	(2,178)
Capital purchases	8,767	7,457	7,180	6,879	5,786	5,234
Net borrowing	5,182	1,362	8,931	6,087	4,862	4,014
Gross borrowing	15,916	23,820	33,185	39,268	44,132	48,161
Net worth	175,655	177,966	177,023	179,246	182,148	185,927
Net debt	(13,342)	(9,989)	(1,528)	3,517	7,064	10,167
Notes: 1. Numbers may not add due to rounding. 2. Reflects published actuals.

20	Budget Strategy and Outlook 2011-12

Operating balance

Significant one-off expenditure associated with natural disaster repair and recovery that is not matched by revenue is expected to lead to a net operating deficit of $4.058 billion in 2011-12. The deterioration in the net operating balance since MYFER is the result of policy decisions of Government, including stimulus measures such as the Queensland Building Boost grant, the abolition of the Community Ambulance Cover levy to assist with cost of living pressures and also changes to natural disaster expenditure and revenue estimates.

The projected deficit is expected to reduce to $1.293 billion in 2012-13 and is forecast to continue improving across the outyears. As identified at MYFER, the timing of the Australian Government’s NDRRA expenditure is having a considerable impact on the State’s operating position across the forward estimates, primarily associated with the $2.05 billion of advance NDRRA funding in 2010-11. As shown in Table 1.2, the impact of this timing of payments is an improved operating position in 2010-11, while the operating deficit in 2011-12 is larger than would otherwise be expected.

The improvement in the net operating balance across the forward estimates primarily reflects an improvement in the Australian Government’s estimates of Queensland’s share of GST collections and a stronger outlook for coal prices and tonnages, which is more than offsetting a stronger outlook for the Australian Dollar. There is a modest improvement anticipated in taxation revenue.

Expenditure levels in 2011-12 and 2012-13 are elevated due to natural disaster relief and recovery expenses, including grants to local government. Expenditure levels are expected to normalise in 2013-14, with moderate growth anticipated in 2014-15.

Further details on revenue and expenditure projections are contained in Chapters 4 and 5 respectively.

Budget Strategy and Outlook 2011-12	21

Reconciliation of net operating balance

Table 1.7 provides a reconciliation of the current General Government sector net operating balances for 2010-11 and 2011-12 to the MYFER forecasts.

Table 1.7
Reconciliation of 2010-11 and 2011-12 net operating balance to MYFER[1]
	2010-11 Est. Act. $ million	2011-12 Budget $ million
2010-11 MYFER net operating balance	(1,468)	(3,959)
Other policy decisions[2]	(45)	(401)
Revenue policy decisions[3]	..	(148)
Taxation revenue revisions	110	48
Royalty revenue revisions	(169)	98
GST revenue revisions	(298)	170
Disaster related revisions[4]	(345)	(61)
Other significant variations impacting on operating balance
Other Australian Government funding revisions[5]	(20)	109
Net flows from PNFC sector entities[6]	(182)	(35)
Other parameter adjustments[7]	290	121
2011-12 Budget	(2,127)	(4,058)

Notes:

1.    Denotes impact on net operating balance. Numbers may not add due to rounding.

2.    Reflects policy decisions taken since the MYFER, net of revenue offsets and Australian Government funding where appropriate. Budget Paper 4 – Budget Measures outlines in detail the policy decisions taken since the 2010-11 Budget.

3.    Includes Queensland Building Boost grant, revisions to transfer duty, abolition of the Community Ambulance Cover levy, capping of land values for land tax purposes and the payroll tax rebate for apprentices and trainees.

4.    Relates to impact of natural disasters (revenue and expense adjustments).

5.    Represents the net impact of funding provided by the Australian Government primarily for Specific Purpose Payments and National Partnership Payments.

6.    Represents revisions to dividend receipts from and community service obligation payments to Public Non-financial Corporations.

7.    Refers to adjustments of a non-policy nature, primarily associated with reductions in depreciation and additional administered revenue.

22	Budget Strategy and Outlook 2011-12

Cash Flows and Balance Sheet

General Government Sector

Cash surplus/(deficit)

A cash deficit of $7.915 billion is expected in 2011-12 for the General Government sector, reducing to $2.178 billion by 2014-15. The cash deficits primarily reflect the Government’s significant planned capital program. The cash deficit in 2011-12 exceeds the General Government’s expected $7.18 billion of capital purchases by $735 million as a result of the operating deficit.

Cash deficits are forecast to decrease across the forward estimates, consistent with the planned reduction in the size of the capital program over time and the ongoing improvement in the operating position.

Capital purchases

Total General Government capital purchases of $7.18 billion are budgeted for 2011-12, $148 million lower than forecast in the MYFER. Budget Paper 3 – Capital Statement provides details of budgeted 2011-12 capital outlays, by portfolio.

Over the period 2011-12 to 2014-15, purchases of non-financial assets (capital purchases) in the General Government sector of $25.079 billion are planned.

Borrowing

Net borrowings of $8.931 billion are budgeted for 2011-12, consistent with the MYFER estimate of $8.928 billion.

Gross borrowings of $33.185 billion are expected in the General Government sector at 30 June 2012, $3.664 billion more than forecast in the MYFER, primarily as a result of the transfer of borrowings to the General Government sector associated with the Queensland Motorways Limited transaction. There is a corresponding increase in investments held for superannuation and other long term liabilities. This also accounts for the higher borrowings in the remainder of the forecast years, with total General Government borrowings in 2013-14 expected to be $3.729 billion higher than forecast in the MYFER.

Over the Budget and forward estimates period, total General Government borrowings and advances of $24.03 billion are planned, with gross borrowings projected to increase to $48.161 billion at 30 June 2015.

Budget Strategy and Outlook 2011-12	23

Net worth

State net worth is forecast to be $177 billion at 30 June 2012, with moderate increases in net worth expected each year, reaching $185.9 billion by the end of 2014-15.

Net debt

Net debt in the General Government sector at 30 June 2012 is estimated to be negative $1.528 billion compared to the MYFER estimate of negative $1.576 billion. Net debt is expected to increase over the forward estimates to be $10.167 billion in 2014-15 reflecting planned increases in borrowings.

More information on the State’s cash flows, net worth, assets and liabilities is provided in Chapter 6.

Non-financial Public Sector

Net borrowings in 2011-12 are estimated at $11.889 billion, compared to a MYFER forecast of $11.34 billion. The increase primarily relates to increased borrowing and operating expenses in the PNFC sector.

Total net borrowings across 2011-12 and the forward estimates are expected to be $31.718 billion. These borrowings are required towards funding $43.978 billion of purchases of non-financial assets, including $18.899 billion in the PNFC sector.

The total capital program for 2011-12, including capital grants, is expected to be $15 billion, which is similar to the 2010-11 estimated actual. For further details see Budget Paper 3 – Capital Statement.

24	Budget Strategy and Outlook 2011-12

By 2013-14, gross borrowings are expected to reach $79.707 billion, $3.838 billion lower than the estimate at the time of the 2010-11 Budget, as shown in Chart 1.3. Gross borrowings of $84.934 billion are expected at 30 June 2015.

As identified in Table 1.8, gross borrowings are expected to peak as a share of gross state product in 2013-14.

Table 1.8
Non-financial Public sector gross borrowings
as a proportion of gross state product
	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Gross borrowings ($ million)	65,088	73,323	79,707	84,934
Proportion of GSP	22.2%	23.7%	24.2%	24.1%

Budget Strategy and Outlook 2011-12	25

2	ECONOMIC PERFORMANCE AND OUTLOOK

FEATURES

—       After two years of subdued economic growth since the global financial crisis, the level of Queensland’s real gross state product (GSP) is estimated to be unchanged in 2010-11, largely reflecting the impact of natural disasters on the export sector.

—      In the absence of natural disasters, it is estimated that the economy would have expanded by 2 1/4% in 2010-11. Severe flooding across much of the State, along with the effects of Cyclone Yasi, are estimated to reduce GSP by 2 1/4 percentage points, or $6 billion in real terms, this financial year.

—       While higher interest rates and consumer caution will continue to weigh on the household sector in 2011-12, an acceleration in business investment and recovery in exports are forecast to see economic activity rebound to above average growth of 5% in 2011-12, the highest rate in five years.

—      Business investment is forecast to surge 27 3/4% in 2011-12, as a ramp up in construction of liquefied natural gas (LNG) projects drives resources investment, and a high A$ bolsters machinery and equipment investment. Export volumes are forecast to grow at a decade-high 10% in 2011-12, as coal, tourism and agriculture exports recover from natural disasters.

—      Economic growth is forecast to strengthen further to 5 1/4% in 2012-13. Growth in business investment is expected to be more broad-based, as stronger domestic demand flows through to some recovery in non-residential construction. The real level of business investment is forecast to exceed $55 billion in 2012-13, to reach 20% of GSP, the highest share on record.

—       Higher investment is expected to lead to stronger migration and population growth in 2012-13, supporting a further recovery in dwelling investment. With the high terms of trade expected to have flowed through to household incomes by this time, and solid jobs growth improving consumer confidence, growth in consumer spending is forecast to return to an above average 4 3/4% in 2012-13.

—       Accelerating private demand is forecast to drive stronger jobs growth of 3% and 3 1/4% in 2011-12 and 2012-13 respectively, representing a rise in employment of more than 140,000 persons over this period. As a result, the unemployment rate is forecast to fall to 4 3/4% by 2012-13.

This chapter presents the economic context within which the 2011-12 State Budget has been prepared. First, it overviews developments in Queensland’s external environment, including the impact of the Japanese disasters, as well as the national outlook. It then summarises the economic performance of, and outlook for, Queensland between 2010-11 and 2014-15. The chapter then presents estimates for 2010-11 and forecasts for 2011-12 and 2012-13 for detailed sectors of the economy, and projections for key variables to 2014-15. Finally, risks to economic growth over the forecast period are outlined.

26	Budget Strategy and Outlook 2011-12

EXTERNAL ENVIRONMENT

International conditions

After contracting in 2009 due to the financial crisis, Queensland’s major trading partners expanded by 5.6% in 2010, driven by growth in emerging Asia in particular. However, growth is forecast to ease to a below average 3 1/4% in 2011, reflecting natural disasters in Japan - Queensland’s largest trading partner - and some slowing in growth in emerging Asia as monetary policy is tightened to curb inflation. Growth is forecast to strengthen to 4 1/4% in 2012, as rebuilding in Japan gathers pace. The marked disparity between strong growth in emerging Asia and weak growth in advanced economies evident in recent years is forecast to continue, with the outlook for the US and Europe constrained by subdued housing markets, sovereign debt concerns and fiscal consolidation.

Table 2.1 Queensland major trading partner GDP outlook (annual % change)
	Actual 2010	Forecasts
		2011	2012	2013	2014	2015
Major trading partners	5.6	3 1/4	4 1/4	3 3/4	3 3/4	3 3/4
Non-Japan Asia	8.4	6	6 1/4	6	6	5 3/4
China	10.3	9 1/4	9	8 3/4	8 1/2	8
India	10.4	8	8 1/2	8 1/2	8 1/2	8 1/2
Japan	3.9	0	2 3/4	1 1/2	1 1/4	1 1/2
Europe	1.6	1 3/4	1 3/4	1 3/4	2	2
US	2.8	2 3/4	3 1/4	3 1/4	3 1/2	3
Sources: International Monetary Fund, Consensus Economics and Queensland Treasury.

After showing signs of improvement in early 2011, the economic outlook in Japan has been eclipsed by the March 2011 Great East Japan Earthquake (Chapter 3 provides a more detailed discussion). The immediate disaster area has suffered damage to infrastructure estimated between 16 and 25 trillion Yen (A$190-300 billion) which, given the region’s role in the global supply chain for key electronics and parts, has had significant flow-on effects to other regions in Japan, Asia and the US, particularly in industries such as auto-making. Further, lost nuclear and thermal power capacity, initially amounting to 10% of total electric generation capacity, has restrained output in key services areas such as Tokyo. In addition to these supply side constraints, the natural disasters and nuclear crisis have adversely affected business and household sentiment.

Industrial production in Japan fell 15.5% in March 2011, nearly half the 35% fall recorded during the financial crisis, while exports fell 9.4% in this period. According to Consensus Economics, gross domestic product (GDP) is now forecast not to grow at all in 2011, compared with 1 1/2% growth prior to disasters. Given the time required for supply chains and power to be restored, as well as to plan and design the country’s massive rebuilding effort, the loss in output in 2011 is expected to be only partly unwound in 2012, with 2 3/4% growth forecast compared with 2% prior to the disasters.

Budget Strategy and Outlook 2011-12	27

The prospects for European economies remain mixed. The global recovery is supporting export led growth in the core economies of Germany and France, while sovereign debt concerns and fiscal consolidation continue to plague some of the smaller member countries. With most of the debt affected economies relatively small, overall growth in Europe is forecast to be only modestly below its long run rate. However, any escalation in the sovereign debt crisis has the potential to weaken the region’s prospects and destabilise global financial markets. Concerns about a sovereign default or debt restructuring remain, with spreads between Portuguese, Greek and Irish Government bond yields and those of Germany reaching multi-decade highs (see Chart 2.1a), despite the successful negotiations of EU assistance packages for all three. Elsewhere, following Japan’s downgrade in January 2011, the sovereign credit ratings of both the US and Japan have been put on negative outlook, reflecting longer-term debt problems.

    Note:

1.	Measured by 10-year government bond yield less 10-year government bond yield of Germany.

  Sources: DataStream, UNFAO and Queensland Treasury.

While the US economy continues to recover at a moderate pace, key challenges remain. Still facing a large oversupply, activity in the housing market is likely to remain very weak, with house prices 30% below their 2006 peaks and still falling. Similarly, non-housing construction is being hindered by high vacancy rates, tight credit conditions and low capital values. Further, government spending is likely to detract from growth, as all levels of the US Government attempt to improve fiscal positions. However, employment is recovering, which should support incomes and consumer spending, while export-driven manufacturing activity will be supported by the low US$. On balance, the US economy is forecast to grow at an average of 3 1/4% between 2012 and 2015.

28	Budget Strategy and Outlook 2011-12

In contrast, non-Japan Asia is forecast to grow by around 6% per annum over the forecast period, supported by increased intra-regional trade, continued capital inflows and robust consumption growth given favourable labour market conditions. Ongoing capital investment in China and India – now Queensland’s second and third largest trading partners – is expected to drive strong demand for resource imports. Economic growth in India should remain solid, as urbanisation drives continued infrastructure investment. Earlier this year, China’s government released its 12th five-year plan. This aimed to rebalance growth away from an export led focus towards domestic consumption by raising minimum wages and the social safety net. Reflecting this, and a need to curb inflation, the plan also lowered its growth target. On balance, economic growth in China is projected to ease slightly from 10.3% in 2010 to a still very strong 8% by 2015.

More broadly, global inflation has accelerated, with price rises most significant in emerging economies where food and energy account for a higher share of household spending. Food prices have been boosted by a recovery in global demand and poor growing conditions, while oil prices have been inflated by political uncertainty in the Middle East and North Africa (Chart 2.1b). With authorities in advanced economies concerned with weak growth prospects and considering part of the surge in food and energy prices as temporary, their monetary policy is likely to remain accommodative. However, inflexible exchange rate regimes in many emerging economies, combined with expansionary policy in advanced economies, has seen underlying inflation rise in emerging Asia and necessitated more aggressive monetary tightening in that region. Given Australia’s commodity exporting status, higher cash rate and flexible exchange rate, the Australian dollar (A$) has reached post float highs in both US$ and trade weighted terms in recent months (Charts 2.2a and 2.2b).

Sources: DataStream and Queensland Treasury.

Budget Strategy and Outlook 2011-12	29

Australian economy

Australian Treasury estimates growth in GDP to slow to 2 1/4% in 2010-11, affected by natural disasters in Australia, Japan and New Zealand. However, growth is forecast to strengthen to an above trend 4% in 2011-12, before easing to 3 3/4% in 2012-13 (see Table 2.2), driven by strong growth in business investment and non-rural commodity exports (see Chart 2.3). Slightly offsetting this will be solid imports growth, driven by higher capital goods investment for major resource projects in particular. While reconstruction efforts are expected to drive public final demand higher in 2010-11 and 2011-12, the public sector is forecast to detract from growth in 2012-13, reflecting fiscal consolidation at both federal and state level.

Australia’s terms of trade are estimated to reach their highest sustained levels in 140 years in 2010-11, due largely to substantial price rises for coal and iron ore, and are forecast to fall only marginally in the subsequent two years. Australian Treasury expects this to bolster commodity exports and incomes, and drive double-digit growth in business investment in 2011-12 and 2012-13. Much of this expected surge in investment will be within the iron ore, LNG and coal sectors, and is forecast to drive mining investment’s share of GDP to a record high.

Notes:

1.     Chain Volume Measure (CVM), 2008-09 reference year.

2.     2010-11 is an estimated actual, 2011-12 and 2012-13 are forecasts.

Sources: ABS 5206.0 and Australian Government 2011-12 Budget.

30	Budget Strategy and Outlook 2011-12

The income boost from the high terms of trade and more favourable labour market conditions are expected to see growth in consumer spending improve relative to 2010-11. However, growth is expected to remain in line with household income, suggesting still wary consumers are maintaining elevated household saving rates. Cautious household behaviour, together with tighter credit conditions, are forecast to see only modest growth in dwelling investment. Further, tighter macroeconomic settings, consumer caution and the high A$ are expected to weigh on sectors such as retail, manufacturing and tourism.

Annual jobs growth of 1 3/4% in both June quarter 2012 and June quarter 2013 is forecast to lower the unemployment rate to 4 1/2% by June quarter 2013. With the economy already reaching full capacity, Australian Treasury projects economic growth to move to its trend annual rate of 3% in 2013-14 and 2014-15, the unemployment rate to be 5% and inflation to be 2 1/2% per annum, the latter consistent with the Reserve Bank of Australia’s medium-term target band.

THE QUEENSLAND ECONOMY

External assumptions

Forecasts for economic growth in Queensland are based on a number of assumptions about the national economy, trading partners and financial markets.

—

Growth in major trading partner economies is expected to ease to 3 1/4% in 2011, largely reflecting a disaster-induced recession in Japan, before strengthening to 4 1/4% in 2012 and supported by strong growth in emerging Asia in particular.

—	As private demand gathers pace, Australian monetary policy is expected to tighten further over the next year, broadly in line with market analyst expectations.

—

The A$ surged to post-float highs in recent months. The strong commodity price outlook and relatively higher domestic interest rates against other major industrialised economies are assumed to see the A$ average above parity with the US$ for the rest of 2011, then depreciate only modestly, remaining above US90c over the forecast and projection periods.

—	The Malaysian Tapis oil price is expected to average US$120 per barrel for the rest of 2011, then fall modestly, in line with an assumed easing in Middle East tensions.

—

The impact of floods and cyclones in early 2011 have been factored into economic estimates and forecasts (see Chapter 3). Recent meteorological observations suggest the significant La Niña event of 2010-11 has ended. Consequently, seasonal conditions are assumed to return to normal from 2011-12 onwards.

—	National forecasts and projections, as outlined in the Australian Budget delivered on 10 May 2011, have been adopted as the basis for national economic performance.

Risks and opportunities related to these assumptions are discussed later in this chapter.

Budget Strategy and Outlook 2011-12	31

Summary of economic outlook

Largely reflecting the impact of natural disasters on exports, the level of Queensland’s GSP is estimated to be unchanged in 2010-11, following two years of below average growth since the global financial crisis (see Chart 2.4). Flooding in late 2010 and January 2011, along with Cyclone Yasi in February, are estimated to reduce GSP by 2 1/4 percentage points, or $6 billion in real terms, this financial year. The disasters are estimated to have detracted more than $7 billion from coal and tourism exports, as well as rural production. Partly offsetting this has been recovery efforts already underway, including relief payments and insurance payouts, and public spending on restoration works. In the absence of these disasters, it is estimated that economic growth would have been 2 1/4% in 2010-11 (Chapter 3 discusses the impact of the disasters in more detail).

Note:

1.       CVM, 2008-09 reference year. 2010-11 is an estimated actual, 2011-12 and 2012-13 are forecasts.

Sources: ABS 5206.0, 2011-12 Australian Government Budget and Queensland Treasury.

Exports are estimated to fall 4% in 2010-11. Domestic natural disasters disrupted mine production, rail transport and port operations, which caused an estimated loss in coal exports of around 27 million tonnes during the year. Agricultural production was also adversely affected, as wet weather destroyed sugar and other crop harvests, and lowered yields, while Cyclone Yasi damaged horticultural production. Further, the adverse impact on tourism from the cyclone in the north and flooding in central and south Queensland was compounded by a high A$ in 2010-11. Disruptions to productive capacity and sentiment from the disasters in Japan are also expected to affect tourist arrivals and coal demand from Queensland’s largest export market well into 2011-12.

32	Budget Strategy and Outlook 2011-12

Abstracting from the trade sector, domestic economic demand, as measured by gross state expenditure, is estimated to recover from a fall of 1.5% in 2009-10 to grow by 2% in 2010-11, led by a 13% rebound in business investment.

A further acceleration in business investment and recovery in exports are forecast to see overall economic output strengthen considerably to 5% growth in 2011-12 (Chart 2.5), the highest growth in five years. Business investment is forecast to grow a further 27 3/4% in 2011-12. Resources investment should gather momentum as liquefied natural gas (LNG) projects ramp up construction, while a high A$ and improved business confidence are expected to bolster machinery and equipment investment. Exports are forecast to grow 10% in 2011-12, the strongest rate in a decade, reflecting a recovery from natural disasters in coal, tourism and agriculture. However, the recovery is likely to be uneven, with Cyclone Yasi damaging next year’s sugar plantation, and education exports weighed down by the lagged impact of a high A$ and changed migration rules.

Note:

1.     CVM, 2008-09 reference year. 2010-11 is an estimate and 2011-12 and 2012-13 are forecasts.

Source: Queensland Treasury.

Budget Strategy and Outlook 2011-12	33

Economic growth is forecast to strengthen to an above average 5 1/4% in 2012-13. Business investment is forecast to grow another 21 3/4% to surpass $55 billion, with strong resources activity complemented by some recovery in retail and office construction. Higher investment is expected to lead to stronger migration and population growth, supporting a further rise in dwelling investment. With the high terms of trade expected to have flowed through to household incomes by this time, and solid jobs growth improving consumer confidence, growth in consumer spending is forecast to return to an above average rate, following four years of below average growth. Capacity expansions should see resource exports rise further in 2012-13, while a lower A$ by this time will support manufacturing and services exports. After providing principal support to the economy following the financial crisis, public final demand is expected to fall in 2012-13, reflecting fiscal consolidation and the completion of the bulk of disaster reconstruction.

Economic growth is projected to remain strong, averaging 4% in 2013-14 and 2014-15 (see Table 2.2). Domestic capacity expansions and strong growth in emerging Asia are expected to support resource exports. Further, while the completion of some major resource projects may see a slower rate of investment growth late in the projection period, exports growth is likely to be boosted as these projects commence production. While interest rates are likely to remain restrictive, household demand is expected to be supported by stronger population growth, a tight labour market and rising incomes.

Despite three years of below average economic growth, the year-average unemployment rate is estimated to fall slightly to 5 1/2% in 2010-11. Jobs growth has been supported by the public sector, as well as a flexible labour market that saw weaker private demand reflected in lower average hours worked rather than lower employment. Reflecting an acceleration in private demand, jobs growth is forecast to strengthen to 3% and 3 1/4% in 2011-12 and 2012-13, reducing the unemployment rate to 4 3/4%, well below average.

34	Budget Strategy and Outlook 2011-12

Table 2.2 Economic forecasts/projections[1] (annual % change)
	Outcome Est. Act.		Forecasts		Projections
	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15
Queensland
Gross state product[2]	2.1	0	5	5 1/4	4	4
Employment	0.9	2 1/2	3	3 1/4	2 3/4	2 3/4
Unemployment rate	5.7	5 1/2	5	4 3/4	5	5
Inflation	2.7	3 1/4	3	3 1/4	2 3/4	2 3/4
Wage Price Index	3.3	4	4	4 1/4	na	na
Population	2.3	1 3/4	1 3/4	2	2 1/4	2 1/4
Australia
Gross domestic product[2]	2.3	2 1/4	4	3 3/4	3	3
Employment[3]	2.4	2 3/4	1 3/4	1 3/4	1 1/2	1 1/2
Unemployment rate[4]	5.2	5	4 3/4	4 1/2	5	5
Inflation[5]	3.1	3 1/4	2 3/4	3	2 1/2	2 1/2
Wage Price Index[3]	3.0	4	4	4 1/4	na	na
Population[6]	1.5	1 1/2	1 1/2	1 1/2	1 1/2	1 1/2

Notes:

1.	Decimal point figures indicate an actual outcome. na - indicates not available.
2.	CVM, 2008-09 reference year.
3.	Seasonally adjusted growth through-the-year to the June quarter.
4.	Seasonally adjusted estimate for the June quarter.
5.	Through-the-year growth to the June quarter.
6.	Through-the-year growth to 31 December.

Sources: ABS 6401.0, 6345.0, 6202.0, Queensland Treasury and 2011-12 Australian Government Budget.

Budget Strategy and Outlook 2011-12	35

Household consumption

Household consumption is estimated to grow 1 1/2% in 2010-11, representing the third successive year of growth at or below population growth. Consumer caution since the financial crisis has seen the household savings rate rise, while the build up of housing debt over the earlier boom has raised servicing costs. Growth in disposable incomes also slowed in 2010-11, due to rising interest rates and weaker real wages growth. Reflecting these trends, non-discretionary spending on rent, food, finance and insurance, health and transport rose in the year, whereas spending on discretionary items such as vehicles and recreation fell. While natural disasters also affected household incomes, federal support payments and insurance payouts boosted retail spending in March quarter 2011.

A strengthening in employment and wages growth is forecast to see consumption growth improve to 2 1/4% in 2011-12. However, this would still represent a below average rate, with a decline in dwelling investment in the prior year weighing on housing related spending. Subdued house prices and expected further interest rate rises will restrict the ability and willingness of households to draw on housing wealth to finance consumption. Growth is forecast to fully recover to an above average rate of 4 3/4% in 2012-13, in line with a recovery in dwelling investment. A surge in business investment and the high terms of trade associated with the mining boom are also expected to have flowed through to household incomes by this time, with a tighter labour market also improving consumer confidence and limiting any further rise in the household saving rate.

Note:

1.       CVM, 2008-09 reference year. 2010-11 is an estimate, 2011-12 and 2012-13 are forecasts.

Sources: ABS 5220.0, 6202.0, 6302.0, 6401.0 and Queensland Treasury.

36	Budget Strategy and Outlook 2011-12

Table 2.3 State and National economic forecasts[1]
	Outcome	Est. Actual	Forecasts
	2009-10%	2010-11%	2011-12%	2012-13%
Queensland forecasts
Domestic production[2]
Household consumption	1.2	1 1/2	2 1/4	4 3/4
Private investment[3,4]	-11.0	3	19	16 1/2
Dwellings	-4.1	-11 1/2	5 3/4	6 1/4
Business investment[4,5]	-18.3	13	27 3/4	21 3/4
Other buildings and structures[4]	-14.2	15 1/4	27 1/2	19
Machinery and equipment[4]	-22.3	10 1/2	28 1/4	24 1/2
Private final demand[4]	-3.0	2	7 1/2	8 3/4
Public final demand[4]	2.2	1	3/4	-3 1/2
Change in inventories[6]	0.3	0	1/4	0
Gross state expenditure[7]	-1.5	2	6	5 3/4
Exports of goods and services	6.7	-4	10	9 1/2
Imports of goods and services	-3.4	2	12 1/4	11
Net exports[6]	3.8	-2 1/4	- 3/4	- 1/2
Gross state product	2.1	0	5	5 1/4
Other state economic measures
Inflation	2.7	3 1/4	3	3 1/4
Wage Price Index	3.3	4	4	4 1/4
Employment	0.9	2 1/2	3	3 1/4
Unemployment rate (%, year-average)	5.7	5 1/2	5	4 3/4
Labour force	2.3	2 1/4	2 1/2	2 3/4
Participation rate (%, year-average)	67.5	67 1/2	68	68 1/4
National forecasts
Domestic production[2]
Household consumption	2.1	3	3 1/2	3 1/2
Private investment	na	na	na	na
Dwellings	2.1	2 1/2	1 1/2	3
Business investment[4,5]	-4.9	4 1/2	16	14 1/2
Other buildings and structures[4]	-8.2	8	18 1/2	17 1/2
Machinery and equipment[4]	-4.8	2	17 1/2	14
Private final demand[4]	0.7	3	6	6
Public final demand[4]	7.0	3 1/2	1 1/4	-1 1/4
Change in inventories[6]	0.3	0	0	0
Gross national expenditure[7]	2.4	3 1/4	4 3/4	4 1/4
Exports of goods and services	5.2	4	6 1/2	5 1/2
Imports of goods and services	4.9	9	10 1/2	8 1/2
Net exports[6]	0.1	-1	-1	- 3/4
Gross domestic product	2.3	2 1/4	4	3 3/4
Other national economic measures
Inflation[8]	3.1	3 1/4	2 3/4	3
Wage Price Index[8]	3.0	4	4	4 1/4
Employment[8]	2.4	2 3/4	1 3/4	1 3/4
Unemployment rate[9]	5.2	5	4 3/4	4 1/2
Labour force[8]	1.9	na	na	na
Participation rate[9]	65.3	66	66	66

Notes:

1.	Unless otherwise stated, all figures are annual % changes. Decimal point figures indicate an actual outcome.

na - Indicates not available.

2.	CVM, 2008-09 reference year.
3.	Includes livestock and orchards, intellectual property products and ownership transfer costs.
4.	Adjusted for second-hand asset sales between the public and private sectors.
5.	National calculations of business investment include investment in cultivated biological resources and intellectual property products, which are not included in the Queensland calculations.
6.	Percentage point contribution to growth in gross state or domestic product.
7.	Includes statistical discrepancy and change in inventories.
8.	Seasonally adjusted growth through-the-year to the June quarter.
9.	Seasonally adjusted estimate for the June quarter.

 Sources: ABS 6401.0, 6345.0, 6202.0, Queensland Treasury and 2011-12 Australian Government Budget.

Budget Strategy and Outlook 2011-12	37

Dwelling investment

Dwelling investment is estimated to fall 11 1/2% in 2010-11, following declines in each of the prior three years. A confluence of factors has driven this trend. Population growth has slowed from almost 120,000 persons in 2008-09 to an estimate of less than 80,000 in 2010-11, reducing underlying demand (see Chart 2.7). The deterioration in housing affordability since the mid 2000s has also prompted a rise in the average household size. Regions such as the Gold Coast have suffered from weaker tourism activity, a high A$ and tight credit conditions since the financial crisis. In 2010-11, dwelling demand was weakened by higher interest rates and an unwinding in the First Home Owners Boost. A fall in house prices in 2010-11, and expectations of limited capital gains, also deterred investors. Further, above average rainfall for much of 2010-11 disrupted construction.

Dwelling investment is forecast to recover by 5 3/4% in 2011-12. Despite stronger growth in employment and wages, interest rate rises are likely to slow any improvement in housing affordability. However, the reconstruction effort following natural disasters is expected to add to activity, with severe flooding and Cyclone Yasi rendering more than 3,000 dwellings non-liveable and more than 50,000 damaged to varying extents, as will the introduction of the Queensland Government’s Queensland Building Boost grant for new homes. Growth in dwelling investment is forecast to strengthen slightly to 6 1/4% in 2012-13, as the recovery in the broader economy generates higher migration levels. However, tight credit conditions are likely to continue to weigh on some segments of the market in 2012-13.

Notes:

1.     Four quarter rolling sum, CVM, 2008-09 reference year.

2.     Annual growth in estimated resident population.

Sources: ABS 3101.0 and 5206.0.

38	Budget Strategy and Outlook 2011-12

Business investment

Earlier uncertainty over the economic outlook and tight credit conditions saw business investment decline 18.3% in 2009-10. In 2010-11, business investment is estimated to recover much of this fall, rising 13%, with firms taking advantage of the strong A$ to purchase relatively cheaper imported equipment, while resources-related investment is estimated to drive engineering construction to a new peak. Conversely, non-residential construction is expected to stabilise at a lower level, reflecting continued tight credit conditions, high office vacancy rates, a subdued retail sector and the passing of the Building the Education Revolution stimulus.

Growth in business investment is forecast to strengthen to 27 3/4% in 2011-12. Activity in the burgeoning LNG sector is expected to accelerate, with two projects worth more than $30 billion having commenced construction. High prices, as well as strong demand from emerging Asia, are also forecast to induce further coal mining investment (Chart 2.8). Overall, non-dwelling construction is forecast to rise 27 1/2%. This, combined with the high A$ and a broader recovery in business confidence, should drive growth in machinery and equipment investment of 28 1/4% in 2011-12.

Business investment is expected to continue to surge in 2012-13, rising a forecast 21 3/4%, as LNG and other mining projects gather pace. Growth is also expected to be more broad-based, with stronger jobs growth, improved retail activity and some absorption of office space expected to see a modest recovery in non-residential construction. The real level of business investment is forecast to exceed $55 billion in 2012-13, to reach 20% of GSP - the highest share on record.

Note:

1.     $ Billion. 2010-11 data are a combination of actuals and expectations. 2011-12 data are expectations.

Source: ABS 5625.0.

Budget Strategy and Outlook 2011-12	39

Public final demand

Public final demand is estimated to grow 1% in 2010-11 and  3/4% in 2011-12. This partly reflects activity related to repairing and rebuilding infrastructure damaged due to the floods and Cyclone Yasi, driven by spending funded by NDRRA. This is expected to offset some unwinding in the State’s own capital program, excluding capital grants, in 2011-12, with the sale of public assets causing their expenditure to be now classified as private rather than public investment. Public final demand is forecast to fall 3 1/2% in 2012-13, as the rebuilding effort nears completion and a strong domestic economy allows public sector stimulus to be withdrawn and the fiscal position to be consolidated.

Net exports

Disruptions and damage caused by floods and Cyclone Yasi, combined with a high A$, are expected to lead to a 4% fall in exports in 2010-11 (see Chapter 3). Meanwhile, a recovery in machinery and equipment investment is estimated to contribute to a 2% rise in imports. As a result, net exports are estimated to subtract 2 1/4 percentage points from economic growth in 2010-11.

Heavy rainfall and floods caused extensive delays and damage to the State’s coal mining and transportation facilities over the summer of 2010-11. While port and rail transportation had largely recovered by mid March 2011, delays in pit dewatering mean that some coal mines are unlikely to regain full capacity until the end of 2011. Reflecting this, lost coal exports due to natural disasters in 2010-11 are estimated to be around 27 million tonnes, or $5.7 billion, which is higher than originally estimated in the MYFER.

The total loss in agricultural export earnings due to heavy rain, floods and Cyclone Yasi is also estimated to be significant, with a loss of production of around $1.1 billion in 2010-11 and $300 million in 2011-12. Sugar production this year was disrupted by wet weather during harvest, while part of the plantation for the 2011-12 season was damaged by Cyclone Yasi. Flooding also destroyed part of this year’s cotton and sorghum plantations, and lowered yields for remaining crops. The cyclone also adversely affected horticultural production in north Queensland. Having already been suppressed by the high A$, tourism exports were weighed down further by disruptions and negative publicity caused by the natural disasters.

With Japan representing Queensland’s largest coal export market and fourth largest tourism market, the earthquake and subsequent tsunami in Japan are also likely to adversely affect coal and tourism exports into 2011-12 (see Chapter 3). In addition to lost nuclear capacity, the natural disasters damaged around 20% of total Japanese coal fired power generation capacity, which will limit thermal coal demand. Industrial production cutbacks due to limited energy supply will also affect metallurgical coal exports. With consumer confidence and spending also falling following the disasters, some tourist travel from Japan to Queensland is likely to be affected.

40	Budget Strategy and Outlook 2011-12

Despite a fall in export volumes in the year, limited domestic supply and resulting higher prices are expected to see Queensland’s export incomes recover in 2010-11. In addition to a recovery in base metal prices, prices for premium hard coking coal surged from US$225 per tonne in March quarter 2011 to US$330 in June quarter 2011, following the floods, while thermal coal prices in the spot market have surpassed US$110 per tonne since late December 2010. As a result, total commodity export income is forecast to recover to $45 billion by 2011-12. While coal prices are expected to ease somewhat, growth in export volumes is forecast to see total export income surpass $50 billion in 2011-12 and reach an historic high of $55 billion in 2012-13 (Chart 2.9).

Note:

1.     Current prices, 2010-11 is an estimate, 2011-12 and 2012-13 are forecasts.

Sources: ABS unpublished trade data and Queensland Treasury.

With the passing of extreme weather conditions, total export volumes are forecast to rise 10% in 2011-12, the strongest growth in a decade, and a further 9 1/2% in 2012-13. The coal mining industry is expected to return to full capacity, while the scheduled expansion in mining and transportation facilities, coupled with ongoing demand from emerging economies in Asia, should see coal and base metal exports continue their upward trend in 2012-13. The rebuilding effort in Japan, combined with any shift in energy mix following nuclear issues at the Fukushima plant, may benefit both coal and LNG demand in the longer term. With the exception of sugar, agricultural production is also expected to recover in 2011-12 and grow further in 2012-13, due to the abundance of water for irrigation and an assumed return to normal seasonal conditions.

Budget Strategy and Outlook 2011-12	41

Tourism exports should be boosted by the return of tourists from both interstate and overseas, following a return to more normal activity after a disaster induced low in 2010-11. However, education exports in 2011-12 are still expected to be hindered by the lagged impact of the high A$, changes in migration rules and current falls in English language and vocational training enrolments, given these sectors can be a pathway to higher education.

The high A$ and a business investment-led recovery in domestic economic activity should strengthen imports of goods, in part reflecting the import-intensive nature of LNG projects in particular. The high A$ will also encourage overseas travel by Queenslanders. Consequently total imports are forecast to increase 12 1/4% and 11% in 2011-12 and 2012-13 respectively. With the strengthening in import growth more than offsetting growth in exports, net exports are forecast to detract  3/4 percentage point and  1/2 percentage point from economic growth in 2011-12 and 2012-13 respectively.

Labour market

After slowing to a well below average 0.9% in 2009-10, year-average employment growth in Queensland is estimated to strengthen to 2 1/2% in 2010-11, representing an increase of more than 50,000 persons. Consistent with subdued private sector demand, jobs growth has been supported by the public sector. Employment in the public administration and safety, education and training and health care and social assistance sectors combined represented around two thirds of the total rise in employment in the first three quarters of 2010-11, compared with the same period a year earlier. Retail employment also began to recover, while mining employment began to expand again. However, rural sector employment fell, partly reflecting the impact of natural disasters.

In year-average terms, the labour force participation rate in Queensland is estimated to stabilise, at 67 1/2%, in 2010-11. Some easing in prime working aged participation has been offset by rising youth and mature aged participation rates, with young people benefiting from some rebound in construction services and accommodation and food services employment, and mature aged workers benefitting from strong jobs growth in the public and retail sectors. Despite this, weaker civilian population growth is estimated to see labour force growth ease to 2 1/4% in 2010-11. With employment growth exceeding labour force growth, the year-average unemployment rate is estimated to fall to 5 1/2%, remaining well below the historic average (see Chart 2.10).

42	Budget Strategy and Outlook 2011-12

As growth in private economic activity gathers pace, employment growth is forecast to accelerate to 3% in 2011-12 and 3 1/4% in 2012-13, representing an increase in employment of more than 140,000 persons over this period. Initially, jobs growth is expected to be driven by sectors related to the resources investment boom, including mining, engineering construction and transport. Some recovery in the agricultural sector, as well as the rebuilding effort following floods, should drive jobs growth in rural and non-mining construction. As economic growth becomes more broad based in 2012-13, jobs growth in other service sectors related to discretionary spending, such as retail trade and hospitality, is expected to improve. However, some of the increase in labour demand over the next two years will be met by an increase in the average work week, which has fallen well below its long run trend in industries such as mining, wholesale and retail trade, accommodation, food services and agriculture.

Note:

1.     Year-average, 2010-11 is an estimated actual, 2011-12 and 2012-13 are forecasts.

Sources: ABS 6202.0 and Queensland Treasury.

An improvement in job prospects and stronger wages growth is expected to encourage persons into the labour force over the next two years, with the year-average participation rate forecast to reach an historic high of 68% in 2011-12 and rise further, to 68 1/4% in 2012-13. This is forecast to see labour force growth accelerate to 2 3/4% in 2012-13.

However, with the stronger jobs growth to outpace labour force growth, the year-average unemployment rate is forecast to fall to 5% in 2011-12 and 4 3/4% in 2012-13.

Budget Strategy and Outlook 2011-12	43

Population

Population growth is estimated to ease to 1 3/4% in both 2010-11 and 2011-12, after moderating to 2.3% in 2009-10 from a peak of 2.8% in 2008-09. Consistent with national trends, the rate of natural increase (births minus deaths) has picked up since around 2005, reflecting increases in fertility rates. However, some catch-up in Brisbane house prices relative to other main states has reduced the disparity and therefore seen net interstate migration ease since 2002-03. A slowdown in net overseas migration has been the main driver of lower population growth in Queensland and nationally since early 2009 (Chart 2.11).

The fall in net overseas migration partly reflects lower permanent settler arrivals from key source countries, such as New Zealand and the United Kingdom, following greater caution since the financial crisis. While weaker growth prospects saw employer demand for overseas workers fall over the two years to 2009-10, class 457 visas granted in Queensland have begun to recover in 2010-11. However, the key driver of recent lower overseas migration has been a fall in enrolments in some long-term stay education sectors. These falls partly reflect changes to Commonwealth migration rules and student visa policies. The impact of these changes is likely to continue into 2011-12.

Source: ABS 3101.0.

44	Budget Strategy and Outlook 2011-12

Population growth is forecast to improve to 2% in 2012-13, as the resources-led recovery encourages more job seekers from interstate and skilled labour from overseas. Reflecting higher net interstate migration than any other state, Queensland’s population is forecast to continue to grow faster than the national average, by a total of 260,000 persons over the three years to 2012-13, an average of around 1,650 persons per week over the period.

Wages

Reflecting an improvement in labour market conditions, year-average growth in the Wage Price Index (WPI) in Queensland is estimated to accelerate, from 3.3% in 2009-10, to 4% in 2010-11. With domestic economic activity forecast to grow at an above trend pace over the forecast period and labour market conditions expected to tighten, annual growth in the WPI is forecast to remain at an above-average rate of 4% in 2011-12 and strengthen to 4 1/4% in 2012-13.

Inflation

Inflation, as measured by growth in Brisbane’s Consumer Price Index (CPI), is estimated to strengthen to 3 1/4% in 2010-11, from 2.7% in 2009-10. This largely reflects the impact of widespread flooding and Cyclone Yasi on food prices, with the natural disasters estimated to have contributed  1/4 of a percentage point to year-average inflation. Rises in world oil prices drove higher automotive fuel costs, while the federal increase in tobacco excise continued to flow through to headline inflation. Financial and insurance services, after detracting from inflation in 2009-10, contributed again in 2010-11, partly reflecting higher insurance premiums. However, retail prices were contained, limited by the appreciation in the A$ and subdued household demand.

With transitory price increases in 2010-11 expected to unwind, inflation is forecast to moderate to 3% in 2011-12 (see Chart 2.12). Fruit prices are expected to fall in the year as agricultural supply recovers, while alcohol and tobacco prices will grow at more normal rates. Further, an assumed appreciation of the A$ (in year average terms) in 2011-12 should help keep import prices contained. The key drivers of inflation in the year are expected to be higher transportation costs, reflecting higher year average oil prices, and higher housing costs as the housing market begins to recover. However, the removal of the Community Ambulance Cover levy will detract slightly from inflation.

Budget Strategy and Outlook 2011-12	45

In line with a tightening in the labour market, some depreciation in the A$ and stronger growth in consumer demand, inflation is forecast to strengthen to 3 1/4% in 2012-13.

Note:

1.     Brisbane All Groups CPI. 2010-11 is an estimate, 2011-12 and 2012-13 are forecasts.

Sources: ABS 6401.0 and Queensland Treasury.

Risks and opportunities

Political unrest in the Middle East and North Africa, as well as a deepening of the sovereign debt crisis in Europe, have led to a decrease in risk appetite by investors. This has been evident in the recent fall in US Treasury bond yields, weakness in major share markets and declines in commodity prices. Any escalation of these events will further heighten global risk aversion, which in turn will erode business and consumer confidence, tighten credit conditions and drive commodity prices lower.

Meanwhile, there have been increasing international calls for a return to fiscal discipline among major industrialised economies, emphasised by the credit ratings of the US and Japan being placed on negative watch. If the pace of fiscal consolidation by the US and other major governments is faster than currently anticipated, global economic growth prospects could be jeopardised in the short to medium term. This is particularly the case given recent signs of renewed weakness in private activity and jobs growth in the US.

46	Budget Strategy and Outlook 2011-12

In Asia, increasingly aggressive Chinese monetary policy could slow the Chinese economy more than currently predicted. This, combined with China’s continuing effort to diversify its key resource import sources, means that the extent of unwinding of Queensland coal exports to China from 2011 onwards may be larger than currently anticipated. Meanwhile, the longer-term effect of the earthquake and tsunami on the Japanese economy remains uncertain, with the country’s electricity generation capacity and supply chains yet to be fully restored, compounded by the ongoing nuclear crisis. Given Japan’s important position in the State’s merchandise and services trade, any prolonged contraction of the Japanese economy will reduce Queensland exports.

With underlying inflation widely expected to strengthen, market analysts have been predicting further interest rate rises. However, any increase in global risk aversion may dampen this outlook. Related to this, together with the possibility of a faster than currently expected unwinding in commodity prices, the A$ may not be as strong as the current outlook assumes. The resultant lower Australian interest and exchange rates would act as an automatic stabiliser against such an external shock to the mining sector by reducing stress on household finances, improving competiveness of other export sectors and supporting A$ export earnings.

While weather conditions are assumed to return to normal from 2011-12 onwards, any further adverse weather patterns experienced in recent years will affect exports growth.

The household saving rate is assumed to remain around the current high level in the short term, reflecting greater consumer caution, as well as subdued growth in household wealth. However, an anticipated rebound in domestic activity from 2011-12 onwards may ease caution in the household sector, supporting stronger growth in household consumption and dwelling investment than currently predicted.

With several major resource projects either under construction or at advanced stages of planning, potential skills shortages may see stronger interstate and overseas migration than currently anticipated, which would in turn drive stronger domestic demand.

While the Mineral Resources Rent Tax is scheduled to be introduced in 2012, this is not expected to materially impact on the incentive to invest in new projects. Further, the details of the proposed carbon price and assistance for trade-exposed industries are still to be announced. It is important for a mining State such as Queensland that the competitiveness of our mining sector is maintained.

Budget Strategy and Outlook 2011-12	47

QUEENSLAND’S LONG TERM PROSPECTS AND CHALLENGES

While 2010-11 has been a difficult year for both Queenslanders and the Queensland economy, the State is expected to perform strongly in 2011-12 and the coming decades. Queensland is well positioned to benefit from the shift of geo-economic power from western advanced economies to emerging economies, particularly Asia. China and India are now Queensland’s second and third largest export markets for merchandise goods, compared with 17th and 9th respectively 20 years ago. The rise in these economies is also supporting growth in other key export markets for Queensland in Asia, such as Korea and Taiwan.

Queensland’s energy sector is set to benefit most from this shift but there is also strong potential in the medium to long term for other sectors including tourism, education, agriculture and professional services.

Elsewhere, the performance of developing economies in Latin America and the Caribbean region over the coming decade is also expected to be significant. According to the International Monetary Fund (IMF), the Latin American and Caribbean economy as a whole is predicted to increase almost 30 per cent in the coming six years, twice as fast as the G7 economies over the same period.

The rise of China and India

As can be seen in Chart 2.13, China’s real GDP in 2010 was 19 times larger than in 1979, while India’s real GDP increased more than six fold. Comparatively, real GDP in all G7 countries combined only doubled over the same period. As a result, China surpassed Japan in 2010 to be the world’s second largest economy after the US. While India’s global GDP ranking only moved from the 12th to the 10th largest over this period, its ranking is expected to climb higher in coming years. The latest projections indicate that China and India will become an even more prominent component of the global economy in the next decade.

The growth of the Chinese and Indian economies will give rise to a large middle class who will demand goods and services that Queensland will either provide directly or of which a part of the production process will be contributed from Queensland.

48	Budget Strategy and Outlook 2011-12

Sources: OECD, The World Bank, Datastream and Consensus Economics

Energy – coal and liquefied natural gas

The rapid modernisation in China and India has significantly increased their demand for energy and other resources over the past 30 years.

With this trend expected to continue in the next decade the International Energy Agency (IEA) predicts that China’s demand for primary energy will increase to 3,159 million tonnes of oil equivalent (Mtoe) by 2020, almost three times more than in 2000. India’s demand for primary energy is also expected to almost double over the same period.

A large part of this energy demand from China and India will have to be met by conventional fossil fuels including coal, oil and gas. The IEA forecasts that China will require 1,825 Mtoe of coal, 180 Mtoe of natural gas and 583 Mtoe of oil by 2020. This will constitute around 82 per cent of the country’s demand for primary energy by that year. Meanwhile, India’s demand for coal, natural gas and oil will amount to 651 Mtoe in 2020, or 72 per cent of the county’s primary energy requirement.

Budget Strategy and Outlook 2011-12	49

Sources: ABS unpublished trade data and Queensland Treasury

Note: 2008 for coal and natural gas, 2009 for oil

Sources: International Energy Agency and Queensland Treasury

50	Budget Strategy and Outlook 2011-12

China has increasingly relied on imports to meet its energy demand in recent years. Imports of coal, crude oil and natural gas have all increased significantly in recent years. Although not as significant as China, India’s imports of coking and thermal coal are also increasing.

Increased investment in the mining sector in Queensland, particularly coal and liquefied natural gas (LNG), is not just being driven by continuing high prices for mineral exports. These projects, many of which are at an advanced planning stage, are underpinned by longer term projections of the resource needs in these large emerging economies.

Queensland is well placed to meet this increasing demand with eight coal seam gas to LNG projects announced in Queensland in recent years. Queensland has also established itself as the world’s largest seaborne metallurgical coal exporter. In 2010, Queensland exported 134 million tonnes of metallurgical coal as well as 51 million tonnes of thermal coal. Several large scale coal projects in Queensland are already at the advanced planning stage or under consideration. These could position Queensland to be one of the largest exporters of thermal coal in the world.

Projects showing the growth potential of this sector are shown in Chart 2.16.

Budget Strategy and Outlook 2011-12	51

Note:

1.     Committed projects have received either a final investment decision or have significant binding customer contracts. Projects under consideration are undergoing feasibility studies or in early planning stages.

Sources: ABARES, Deloitte Access Economics and Queensland Treasury

52	Budget Strategy and Outlook 2011-12

Tourism

The number of Chinese outbound visitors rose from 10.5 million in 2000 to 47.7 million in 2009, a more than four fold increase. However, this represents only 3.6 per cent of China’s population. The emergence of the middle class, together with a gradual easing of restrictions on foreign travel, means that growth in China’s outbound tourism is most likely to accelerate in the coming decade.

While the Latin American and Caribbean counties have yet to become a major market for Queensland’s overseas tourism, growth from this region has been noticeable in the past decade.

Education

China’s rapid commercialisation and industrialisation is also raising demand for higher education. The number of enrolments by Chinese students in Queensland was 20,877 in 2010, a five fold increase from that in 2002. As a result, China overtook India to regain its position as the largest overseas education market in Queensland in 2010.

These trends are expected to continue in the next ten years given that the proportion of the Chinese population with a higher education qualification is still low by international standards and the popularity of studying abroad by Chinese students is on the rise.

Also worth noting is that enrolments by Indian students surged from around 2,000 in 2005, to peak at over 20,000 in 2009. While a change in student visa application rules caused a sharp fall in commencements by Indian students over the course of 2010, Indian enrolments remained at 18,030 in the year, to be Queensland’s second largest overseas education market.

Brazil and Colombia went from 7th and 22nd respectively in 2005 to become the fourth and eight largest major markets for Queensland’s overseas education industry in 2010.

Agriculture – Beef

Traditionally, Queensland’s beef is mainly sold to Japan, the US and Korea. These three markets combined imported 75 per cent of the total volume of beef exports from Queensland in 2010. However the rising living standard in China has led to a significant increase in the demand for Queensland’s beef. Specifically, the volume of beef exported to China increased from an average 1,184 tonnes per annum between 2000 and 2005, to 7,154 tonnes in 2010. While this still represented a small share of the beef exports from the State in 2010, the ongoing urbanisation in China will see this strong growth to continue in the coming decade.

Budget Strategy and Outlook 2011-12	53

Private sector investment

In recent years the Queensland Government has pursued a strategy of encouraging private sector investment in those sectors of the economy where there is no compelling public policy rationale for private sector ownership. This has been pursued through asset sales as well as encouraging direct investment in infrastructure projects which would once have been delivered by government.

This move has strengthened market signals for investment, improved productivity and ensured that Government investment is focused on projects where the rationale for public ownership is strong. This policy will be important in delivery the infrastructure necessary to allow mining projects to service their customers. Further details are available in Chapter 8: Public Non-financial Corporations Sector.

The policy challenge

While Queensland is at the forefront to benefit from the rising prosperity of emerging Asia in the coming decade, the developments also pose challenges to the economy.

In particular, a high $A exchange rate, driven by ongoing strong terms of trade, will impact on the international competitiveness of the State’s non-mining tradeable goods sector. Queensland’s economy will also be increasingly impacted by economic cycles in China and India. A more flexible economy will therefore be required to facilitate the reallocation of resources to those sectors of the economy that are growing fastest.

It will be important to reinvest the benefits from a rapidly growing mining sector to boost productivity and improve competitiveness in other sectors of the economy.

Government policy needs to support this through playing to our strengths and ensuring that our education and training system are world class; that innovation is supported and encouraged; and that our regulatory environment supports sustainable growth. It will also be important to continue to develop trading opportunities with our traditional trading partners, and other emerging nations to diversify our economy in terms of who we trade with and what goods and services we trade in.

54	Budget Strategy and Outlook 2011-12

3	IMPACT OF THE 2010-11 DISASTERS

FEATURES

—	The recent Queensland floods and Tropical Cyclone Yasi significantly impacted Queensland’s economic and fiscal performance.

—	This chapter updates the fiscal and economic impact of recent disasters included in the Mid Year Fiscal and Economic Review. Despite the devastating impact of these disasters, the fundamentals of the Queensland economy are strong and point to solid growth over the forward estimates and long term.

—	Flooding from late 2010 to January 2011, combined with Cyclone Yasi and much wetter than usual weather conditions since September 2010 is estimated to have detracted 2 1/4 percentage points, or around $6 billion in real terms, from GSP in 2010-11.

—	The rebuilding effort, combined with a recovery in exports, means that economic growth is expected to be higher in 2011-12 than would have otherwise been the case.

—	The cost of rebuilding public infrastructure and supporting businesses and the community following these disasters totals approximately $6.8 billion. The majority of this funding will be used to rebuild damaged roads and local government infrastructure and also to provide assistance to individuals, families and businesses impacted by the disasters.

—	The Australian Government is highly supportive of the rebuilding effort in Queensland. In addition to the support provided by Federal Government agencies such as the Australian Defence Force, the Australian Government is contributing up to 75 per cent of the funding needed to rebuild and recover under the national Natural Disaster Relief and Recovery Arrangements that exist between all states and the Australian Government.

—	The Queensland Reconstruction Authority has been established to coordinate and oversee the reconstruction task across the State.

—	The Japanese disaster will also have a negative impact on Queensland’s economic outlook in the short to medium term. In particular, losses to hard coking and thermal coal exports could amount to more than five million tonnes or $1 billion in real terms by the end of 2011-12.

Budget Strategy and Outlook 2011-12	55

ECONOMIC IMPACT OF THE NATURAL DISASTERS

Economic Impact of Flooding and Cyclone Yasi

Natural disasters and unusual weather conditions significantly disrupted the Queensland economy in 2010-11. Flooding in December and January, followed by Cyclone Yasi in February, are estimated to have together detracted 2 1/4 percentage points, or around $6 billion, from gross state product (GSP) in Queensland in 2010-11. In the absence of floods, the economy is estimated to have grown by 2 1/4% in 2010-11, rather than record no growth as currently estimated (see Chart 3.1A).

The loss in economic output largely reflects the adverse impact of flooding on coal and tourism exports, as well as rural production, together amounting to more than $7 billion in 2010-11. Partly offsetting this has been some boost to activity from recovery efforts already underway this year. Disaster relief payments and insurance payouts bolstered retail trade in March quarter 2011, as households replaced lost items from floods. Similarly, the commencement of restoration works relating to the disasters will result in public spending in 2010-11 being higher than would have otherwise been the case.

The need to rebuild both private and public infrastructure, combined with some recovery in exports, means that economic growth in Queensland will be higher in 2011-12 than it would have been in the absence of floods. A significant part of the National Disaster Recovery and Relief Assistance (NDRRA) will be spent to reconstruct and repair damaged public infrastructure in 2011-12. With the disasters rendering more than 3,000 dwellings non-liveable and more than 50,000 damaged to varying extents, the rebuilding of damaged homes will also add to dwelling construction activity. As a result, economic growth in Queensland is forecast to strengthen to 5% in 2011-12, compared with estimated growth of 3% in the absence of the disasters.

However, this would not represent a full recovery by next year, with the level of GSP in 2011-12 lower than would have been the case without natural disasters. This reflects that it will take longer than one year for some sectors to recover and to complete the rebuilding task. Within the export sector, some coal mines are expected to take until the end of 2011 to reach full capacity, while Cyclone Yasi damaged part of the 2011-12 agricultural harvest. With the economy already characterised by a tight labour market, part of the rebuilding effort will have to occur at the expense of other activity. In the public sector, this requires a reprioritising of capital projects, while for the private sector, labour shortages may limit the pace at which investment bounces back. However, the dwelling sector represents one area where spare capacity exists, after being weighed down in recent years due to tighter credit conditions and higher interest rates.

56	Budget Strategy and Outlook 2011-12

Economic growth is forecast to be 5 1/4% in 2012-13 compared with 5% in the absence of floods, reflecting further rebuilding work and a full recovery in exports. By this stage, the level of GSP is expected to have returned to a level similar to what would have otherwise been the case in the absence of floods (Chart 3.1B).

Source: Queensland Treasury

Coal

Heavy rain in late 2010 and floods in January 2011 disrupted coal production and damaged coal transport infrastructure. While export volumes in December 2010 were supported by running down stocks, they declined significantly in January and February 2011 (see Chart 3.2). Compounding this, Cyclone Yasi led to the closure of coal terminals in Abbot Point, Hay Point and Dalrymple Bay for almost one week in February. With the coal railing network largely recovering by mid-March, coal exports began to recover from that month onwards. However, coal production has still been constrained by some delays in de-watering flooded pits due to environmental concerns and untimely rainfall across the Bowen Basin in March. In early May, total mine capacity was estimated to have only recovered to around 75% of its pre-flood level.

Disruptions to coal supply led to a surge in coal prices in June quarter 2011. Hard coking contract prices were negotiated at US$330/t, compared with US$225/t in the March quarter, while thermal coal spot prices surpassed US$120/t, prior to the Japanese earthquake in mid-March. While higher prices cushioned the immediate reduction in coal export earnings due to the loss in export volumes, some global demand has been diverted to lower quality coal offered by other exporters in the region.

Budget Strategy and Outlook 2011-12	57

With mines taking longer to recover, the loss in export tonnages in 2010-11 is estimated at around 27 million tonnes, larger than initially anticipated at MYFER. With some mines not expected to fully recover until the end of 2011, there may be an additional loss of 5 million tonnes in 2011-12. This contributes to a loss of $5.7 billion and $950 million to the State’s GSP level in 2010-11 and 2011-12 respectively in real terms (2008-09 prices).

With mine capacity expected to return to normal by the end of this year, and buyer interest anticipated to improve as coal prices retreat from current high levels, coal exports are forecast to rebound in 2011-12 and increase further into 2012-13. Expansions to rail and port infrastructure over recent years means that the coal transport system has the capacity to support a positive global demand outlook (see ‘Queensland’s long term prospects and challenges’ in Chapter 2).

Sources: ABS unpublished trade data and Queensland Treasury

58	Budget Strategy and Outlook 2011-12

Agriculture

Heavy rainfall, floods and Cyclone Yasi also severely affected Queensland’s agricultural sector, with the combined loss in production estimated to be around $1.4 billion.

Torrential rain left a sizable portion of the sugar cane crop unharvested and lowered yields, causing an estimated 20% reduction in raw sugar production in the 2010 season. Cyclone Yasi struck in key sugar growing areas in Far North and Northern Queensland, causing significant damage to the 2011 crop. The reduction in sugar production has led Queensland Sugar Limited to purchase a significant amount of raw sugar from overseas to meet sales commitments.

Flooding in January destroyed a large portion of the cotton crop in the Darling Downs and Central Queensland regions, while yields from remaining crops may also have been affected due to water logging and cold weather prior to the floods. Cotton Australia estimated that the losses would be around 370,000 bales, or $175 million.

Although most winter crops (mainly wheat) had been harvested before the floods, heavy rainfall adversely affected the quality of the crops remaining planted. In contrast, despite damage to the sorghum crop in Central and Southern Queensland, production in 2010-11 is still predicted to increase. Most of the lost crop has been replanted while yields are expected to be above average due to favourable soil moisture conditions.

Cyclone Yasi damaged a variety of horticultural crops in the Wet Tropics region. Around 75% of the banana crop is estimated to have been affected while approximately 20% of the avocado crop was lost. Despite a large portion of horticultural crops already being harvested in the Southern growing regions prior to the January floods, flooding in the Lockyer Valley led to losses in some vegetable crops including lettuce, pumpkin and beans. Nevertheless, some of these losses were offset by an increase in production in other growing areas.

Tourism

Widespread rainfall across Queensland prior to the floods had already dampened interest from prospective tourists from interstate. While the flood affected regions in Central and Southern Queensland constitute only around 10% of tourism exports, negative publicity stemming from worldwide reporting of Queensland’s floods is likely to have resulted in lower tourist arrivals than would have otherwise been the case in popular destinations such as the Gold Coast, Sunshine Coast, Cairns and Whitsundays. Travel between Brisbane and other destinations is also likely to have been hampered by disruptions to transportation. While Cyclone Yasi struck Northern and Tropical North Queensland, the most popular tourist regions in the State, the extent of tourism losses was limited by the fact that Cairns and neighbouring areas were not significantly damaged. In total, floods and Cyclone Yasi are estimated to have caused a loss of around $400 million to tourism exports in 2010-11.

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Economic Impact of Japanese Disaster

The magnitude 9.0 Tohoku earthquake in March 2011 was the most powerful known earthquake to hit Japan. The earthquake triggered a tsunami and caused a number of nuclear accidents, the most serious of which is still impacting the Fukushima Daiichi Plant. In addition to the significant human cost, the earthquake, tsunami and nuclear crisis have heavily impacted Japan’s economy. This has been through three channels in particular: the loss of infrastructure and production in the disaster affected area and spill-over effects on the rest of the economy; the impact of lost electricity generation on supply potential; and the effect of the disasters on sentiment and therefore private demand.

In terms of damage to infrastructure such as factories, commercial facilities, roads and ports, Japan’s Government has estimated a loss in capital stock of between 16 and 25 trillion Yen (A$190-300 billion) in the immediate ‘disaster area’ - a region including the coastal prefectures of Miyagi (whose capital Sendai is the 12th largest city in Japan) and Fukushima (home to the damaged nuclear plant). While the disaster area constitutes less than 15% of Japan’s GDP, it specialises in electrical and IT equipment, and forms a key part of the supply chain to other regions, including the rest of Japan, Asia and the US. As a result, the disasters have disrupted production and exports in an area much broader than the immediate disaster area, particularly for industries such as auto manufacturing.

Power shortages have become a major supply-side constraint. An initial shutdown of four nuclear power plants and more than 10 thermal power plants resulted in a loss of more than 23 gigawatts, or 10% of national electric generation capacity. Further, disaster affected eastern Japan has only limited ability to access power from the unharmed west, as it operates on a different power frequency with limited capacities for conversion. As a result of damage to Fukushima and other plants, power utility TEPCO lost 30% of the power supply capacity in its service area, which includes Tokyo (itself comprising one third of GDP). As a result, activity in March and April was constrained through rolling blackouts and scheduled breaks in public transport. With demand for electricity forecast to rise in July and August due to the use of air-conditioning, the Government has encouraged small firms and households to restrict peak electricity use to 15% below last year and mandated that large users do the same, which will further restrict output. In addition to these supply side constraints, the disasters have affected business and consumer sentiment, given uncertainty about the economic outlook and the effects of the nuclear accident at Fukushima.

60	Budget Strategy and Outlook 2011-12

Reflecting these channels, Japan’s GDP contracted 0.9% in March quarter 2011, led by falls in business investment and consumer spending. Industrial production fell 16% in March, the largest ever one month fall, and stayed at this depressed level in April 2011, while nominal exports fell 13% over this period (Chart 3.3A). Consumer sentiment also experienced a larger two month fall in April 2011 than after the collapse of Lehman Brothers, while retail sales fell significantly in annual terms in March and April (see Chart 3.3B). Overall, the forecast for Japan’s economic growth in 2011 was downgraded from 1 1/2% to zero growth after the disasters, according to Consensus Economics.

The nature and timing of economic recovery remains uncertain and depends on several factors. These include the pace at which supply chains are repaired, power is restored, and capital stock is rebuilt, as well as developments at the Fukushima plant.

Source: DataStream

Macroeconomic policy will also shape the recovery, but faces constraints. With the policy rate already effectively zero, the Bank of Japan immediately responded to the disaster by providing ample liquidity to financial markets and by doubling its asset purchase program to 10 trillion Yen. Fiscal policy also remains challenged by a public gross debt-to-GDP ratio of 200%, which has led to pressure for rebuilding budgets to be partly funded via tax rises or spending cuts in other areas, to avoid a further credit rating downgrade. In line with this, Japan’s Government announced an emergency four trillion Yen budget for fiscal 2011 in April, which reallocated existing funds to provide temporary housing, infrastructure restoration and disaster-related loans.

Budget Strategy and Outlook 2011-12	61

An appropriate rebuilding program will also take time to design and implement, given the magnitude and geographic scope of damage to infrastructure. The Reconstruction Design Council has mentioned that much work will occur in the next three to five years, but that it could take 10 years for reconstruction to be completed. The Council is expected to present a first set of proposals for the rebuilding program in June 2011. On balance, the loss in output due to disasters in 2011 is unlikely to be recovered until beyond 2012, given the time required for supply constraints to be lifted, macroeconomic policy constraints and the complex nature of the rebuilding task. Economic growth in Japan is forecast to be 2 3/4% in 2012 compared with 2% prior to disasters, according to Consensus Economics. This would recover half the loss in GDP due to disasters in 2011.

Implications for the Queensland Economy

Given Japan is Queensland’s largest market for overseas exports of goods, the disasters in Japan will have a negative impact on Queensland’s exports in the short to medium term and will weigh on the State’s overall economic outlook in addition to Queensland’s own natural disasters. Japan is Queensland’s largest market for coal, with $6.6 billion, or more than one quarter, of total hard coking and thermal coal exports shipped to Japan in 2010. It is also the largest market for meat, accounting for $1.3 billion, or over 40%, of total meat exports and a key tourism market, accounting for 200,000 persons, or 11.4%, of total overseas tourists to Queensland in 2010.

The loss in Queensland coal exports to Japan over the next year could be substantial. At least six major coal power plants stopped operation immediately following the disasters, representing more than eight gigawatts, or 30%, of national coal fired power capacity. Reflecting a reduced need for thermal coal as well as port disruptions, both the TEPCO and Tohuku power utilities declared force majeure on some contracts from Australia. Further, the fall in production resulting from the crisis is expected to lower imports of hard coking coal, particularly given car production in Japan accounts for more than 20% of the country’s steel use. With the weaker outlook for industrial production in Japan, hard coking and thermal coal exports from Queensland are estimated to be more than five million tonnes lower than would have otherwise been the case between March quarter 2011 and the end of 2011-12, amounting to more than $1 billion in real terms. Reduced demand is also likely to affect export incomes, with the thermal coal spot price falling more than US$10 per tonne since the earthquake.

62	Budget Strategy and Outlook 2011-12

Tourism and beef imports are sensitive to consumer confidence and incomes in Japan, as well as the A$/Yen exchange rate. In addition to a long-term downward trend since the early 2000s, visitor arrivals from Japan to Australia fell after the September 11 attacks, the outbreak of SARS in 2003, the financial crisis in 2008, and declined 6% in March and April 2011 compared with January and February. Within Queensland, the regions likely to be most heavily affected are the Gold Coast and Tropical North, with three quarters of Japanese visitor nights spent at these destinations. Similarly, beef exports fell 14% over the year to March and April 2011, compounded by a high A$/Yen exchange rate that has made Queensland product less competitive. In particular, sales initially suffered from supply chain issues caused by the earthquake as well as less dining out in areas such as Tokyo.

In the longer term, the rebuilding effort in Japan is likely to support coal exports in Queensland. Further, any shift in energy mix away from nuclear to other energy sources in the wake of the Fukushima crisis may benefit Queensland’s LNG and thermal coal exports to Japan and other markets. Prior to the crisis, Japan’s national energy policy advocated a greater reliance on nuclear and renewable energy at the expense of coal and gas between 2010 and 2030, with a new energy policy to be published in late June. Since the Japan crisis, the German government has announced the shutdown of the eight oldest nuclear power plants and the closure of the remaining nine plants by 2022.

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FISCAL IMPACT OF THE NATURAL DISASTERS

Cost of Floods and Cyclone Yasi

The magnitude and widespread nature of the disasters has made it difficult to arrive at a conclusive fiscal impact of the disasters on Queensland. At the time of the Mid Year Fiscal and Economic Review (MYFER), the Government estimated the cost of the floods at $5 billion. Cyclone Yasi, which hit Queensland after the release of the MYFER, was originally estimated at $800 million.

The Queensland Government now estimates the combined cost of rebuilding public assets and providing support to the community from the recent floods and Cyclone Yasi at $6.8 billion.

These estimates will change over time as the full magnitude of damage and repair work becomes clearer.

In addition to the floods and Cyclone Yasi, the Government is expecting to spend around $2.9 billion on reconstruction works related to previous disasters, bringing the total cost of disasters to $9.7 billion.

Expenditure Impact

While the majority of the work needed to repair infrastructure will occur in the early part of the forward estimates, given the unprecedented scale of the disasters, the reconstruction task will take time. Consequently, reconstruction activities related to the floods and Cyclone Yasi are expected to continue into 2013.

The bulk of the reconstruction activity will occur in rebuilding roads, bridges and transport infrastructure including by local governments. However, other State assets such as schools were also damaged by the floods and cyclone and require restoration. In addition to this, substantial assistance is being provided to individuals and small businesses and primary producers. Table 3.1 outlines summer 2010-11 flood and Cyclone Yasi expenditure by type.

64	Budget Strategy and Outlook 2011-12

Table 3.1
Summer 2010-11 Floods and Cyclone Yasi Expenditure by Type[5]
	2010-11 $ million	2011-12 $ million	2012-13 $ million	2013-14 $ million	Total $ million
NDRRA Expenditure
State roads	193	900	900	900	2,894
Local Government assets	465	1,263	1,017	..	2,746[1]
Other State assets	93	51	5	..	150
Payments and support services to individuals and communities	92	46	39	..	177[2]
Small Business, Primary
Producers and Non profit	111	156	..	..	267
organisations – Grants
Small Business, Primary
Producers and Non profit	61	328	..	..	389
organisations – Loans
Other	26	22			48[3]
Total	1,042	2,767	1,962	900	6,671
Non-NDRRA Expenditure	60	38	30		128[4]
TOTAL COST	1,102	2,805	1,992	900	6,799

Notes:
1.	Includes $315 million Local Government Infrastructure Package and $15 million Cassowary Coast Support Package.
2.	Includes emergency assistance payments, Community Recovery Package, other Department of
Communities costs (including counter disaster) and Mental Health Package.
3.	Includes other counter disaster cost estimates and $20 million Rural Resilience Fund.
4.	Includes non-NDRRA costs plus cyclttone shelters.
5.	Numbers may not add due to rounding.

The funds for reconstruction are drawn from a variety of sources including the Australian Government and the Queensland Government ($1.8 million funded from the long term lease of the Abbot Point Coal Terminal). Non-NDRRA eligible expenditure will be funded from Consolidated Fund and donations such as the United Arab Emirates ($30 million for cyclone shelters).

The expenses and revenues from the Premier’s Disaster Relief appeal are not recorded in the Queensland Government accounts.

The Queensland Reconstruction Authority (QRA) was established through State legislation on 21 February 2011 as a statutory authority for the efficient and effective coordination of the reconstruction effort. This proactive and coordinated response will improve Queensland’s resilience to future disasters.

For further information on the reconstruction effort and the role of the QRA, refer to the Budget Related Paper: Operation Queenslander.

Budget Strategy and Outlook 2011-12	65

Revenue Impact

The most significant revenue impact to the State from the recent disasters is revenue from the Commonwealth as reimbursement of NDRRA costs. The Australian Government has provided an advance payment of $2.05 billion to Queensland in 2010-11 to allow reconstruction work to begin. A further $500 million advance payment will be provided in 2011-12 with the remaining funds to be paid following the finalisation of reconstruction and repair works. Box 3.1 provides an insight into the NDRRA funding mechanism.

Given the payment of revenue does not align with the timing of reconstruction works, it is having a significant impact on Queensland’s net operating position across the forward estimates. Table 1.2 in Chapter 1 illustrates the impact of NDRRA revenue and expenses on the State’s net operating position.

Aside from payments for NDRRA, a large part of the State’s revenue comes from the Australian Government. These payments are not significantly impacted by the recent disasters.

As noted earlier, the mining industry has been extensively impacted by flooding. Floodwaters damaged rail lines and submerged a substantial number of mines. The majority of the affected rail infrastructure is now fully operational but ongoing de-watering of coal mines has delayed the return of production to full capacity. The 2011-12 Budget incorporates a loss of production volumes as a result of the floods in the order of 27 million tonnes. The reduction in royalty revenue associated with this loss of production is estimated at around $400 million in 2010-11. While there has been an increase in coal prices in response to the floods, this will not have an immediate offsetting impact, with agreed contract prices already in place for the March quarter 2011.

Other key revenue sources such as transfer duty have been impacted by the floods to a lesser extent.

Capital Impact

The State’s capital program was originally budgeted at $17.1 billion in 2010-11. Due to the impact of floods, Cyclone Yasi and the wetter than expected September 2010 to February 2011 season, the capital program is now expected to be $14.8 billion in 2010-11.

The recent disasters have necessitated a re-cashflow of the capital program including the rescheduling of some major projects such as the Cross River Rail. In addition, the disasters require additional expenditure on the restoration of core public assets. For this reason, the capital program in 2011-12 is expected to be $15 billion.

66	Budget Strategy and Outlook 2011-12

It should be noted that restoration works are not always considered capital works. It has been necessary to estimate the proportion of work that is to be capitalised for the purposes of the 2011-12 Budget. The largest category of restoration works of State Government assets – roads, has been budgeted as an equal split between repairs and capital. However, the actual outcome may vary significantly from this estimate, impacting both the net operating position and capital program.

Box 3.1
Natural Disaster Relief and Recovery Arrangements

The prime mechanism through which relief and restoration will be delivered is the Commonwealth State NDRRA assistance. The NDRRA includes a range of pre-agreed relief measures and a cost sharing formula that varies in accordance with the severity of the event.

With the severity of the flooding and Cyclone Yasi, Queensland will be eligible for reimbursement from the Australian Government for up to 75 percent of the cost of NDRRA eligible expenditure.

The most significant expenditure measure, in terms of cost, is the Restoration of Essential Public Assets. Much of this program of restoration work is still taking place with many councils in particular facing repairs to roads previously damaged in other natural disasters. Under NDRRA conventions, where multiple disasters have affected a particular area or asset, the cost is attributed to the most recent disaster event.

Other NDRRA measures include the Disaster Relief Assistance Scheme (emergency and recovery assistance to individuals); Counter-Disaster Operations; and Concessional Loans and Grants to Primary Producers and Small Businesses.

Impact on the Public Non-financial Corporations (PNFC) Sector

The recent natural disasters significantly impacted the PNFC sector with entities incurring reconstruction costs, lost revenue and delayed capital investment. PNFC sector assets such as Queensland Rail’s rail network and Ergon and ENERGEX’s electricity networks were badly damaged during the December 2010 and January 2011 flood events with Queensland Rail’s and Ergon’s network damaged again by Cyclone Yasi. In addition to damage, the Government’s energy Government-owned Corporations (GOCs) provided extensive and effective emergency and business disruption responses to these disasters.

Energy

Ergon Energy’s network was severely affected by Cyclone Yasi with extensive damage from Cooktown to Sarina and west to Mount Isa. Electricity supply was interrupted to an estimated 220,000 homes and businesses and at least 50 major substations were off supply in the initial impact. The recovery response required extensive repairs, replacements and rebuilds including 600 kilometres of cable and conductor line.

Budget Strategy and Outlook 2011-12	67

Flooding along the Brisbane and Bremer Rivers and in the Lockyer Valley resulted in the destruction and inundation of parts of ENERGEX’s network requiring rebuilding of whole sections of the network and cleaning, repair or replacement of over 100 transformers.

The flood and cyclone events have also disrupted ENERGEX’s and Ergon’s capital expenditure programs. Ergon’s forecast capital expenditure in 2010-11 has been revised down, despite over $40 million in additional expenditure being incurred to rectify the damage caused by the natural disasters. A portion of ENERGEX’s 2010-11 planned capital program is now scheduled to occur in 2012-13 and 2013-14.

Interruptions to ongoing business activities of Tarong, Stanwell and CS Energy’s power stations impacted generation levels during the flooding.

Rail, Ports and Water

Queensland Rail responded to infrastructure damage and operational disruptions by setting up recovery taskforces to ensure metropolitan and regional train services resumed as quickly as possible. As a result, all Citytrain network lines were open and operational just over a week after the flood peaks hit. In regional Queensland, 262 separate sites between Rosewood and Toowoomba were repaired and the Western line reopened in late March 2011, three months ahead of expectations.

A number of ports such as the Port of Bundaberg and Port Alma (both operated by Gladstone Ports Corporation Limited) were closed as a result of flooding, with Port of Bundaberg requiring significant dredging in order to reopen. Operations at Abbot Point, Hay Point and Mackay terminals (operated by North Queensland Bulk Ports Corporation Limited as the responsible port authority) suffered reductions in harbour dues and tonnage rate revenue as well as repair bills for infrastructure such as breakwaters and foreshores. During 2011-12, work will continue on strengthening the Mackay breakwater walls while the successful dredging program at the Port of Bundaberg is already allowing access for vessels up to 140 meters with the capability to ship around 12,000 – 16,000 tonnes of sugar. In Cairns, additional dredging will be required to remove silt from the channel.

SunWater, which operates and maintains a range of water infrastructure, incurred general damage to important assets such as storages, weirs, electrical components, hydrographical gauging stations and access roads. SunWater’s emergency action plans that were activated during the floods proved to be effective in ensuring the safety of the dams and maintaining water supply to the community.

68	Budget Strategy and Outlook 2011-12

4	REVENUE

FEATURES

—	Total General Government sector revenue is estimated to be $43.007 billion in 2011-12. The increase of $1.824 billion (or 4.4%) on 2010-11 estimated actual revenue primarily reflects an expected improvement in coal royalty revenue due to a recovery in coal export volumes and stronger prices and an increase in the amount of Goods and Services Tax (GST) distributed to Queensland.

—	Estimates of taxation, royalty and GST revenues for the period 2008-09 to 2011-12 are still expected to be $9.192 billion less than predicted in the 2008-09 Budget prior to the global financial crisis.

—	Although revenue is strengthening it is clear that key sources of revenue such as transfer duty and the GST are unlikely to grow as strongly as they did in the period leading up to the global financial crisis.

—	The government has introduced a temporary $10,000 Queensland Building Boost grant towards the construction or purchase of a new home for six months commencing 1 August 2011. The Community Ambulance Cover levy is to be abolished from 1 July 2011. These changes are to be funded by the removal of the principal place of residence transfer duty concession. The transfer duty rates will be revised to ensure transfer duty payable on a home remains lower in Queensland than under the standard rate in any other mainland state.

—

The devastating Queensland floods and Tropical Cyclone Yasi have had a significant direct impact on own source revenue with downward revisions in 2010-11 of around $400 million for royalties and $100 million for taxation.

Although the majority of the impact is in 2010-11, there is expected to be some flow over to 2011-12.

—	The Commonwealth Grants Commission (CGC) has recommended an underlying increase in Queensland’s share of GST revenue of $141.7 million in 2011-12. This contrasts with the reductions in Queensland’s GST funding of $19.8 million in 2010-11 and $381.8 million in 2009-10.

—	Royalties from Queensland’s emerging liquefied natural gas (LNG) industry are expected from 2013-14 onwards.

—	Queensland will retain its competitive tax status, with per capita state tax estimated at $2,268 in 2011-12, compared to an average of $2,769 for the other states and territories.

Budget Strategy and Outlook 2011-12	69

This chapter provides an overview of General Government sector revenue for the 2010-11 estimated actual outcome, forecasts for the 2011-12 Budget year and projections for 2012-13 to 2014-15.

Table 4.1
General Government revenue[1]
		2010-11	2010-11	2011-12	2012-13	2013-14	2014-15
		Budget	Est. Act.	Budget	Projection	Projection	Projection
		$ million	$ million	$ million	$ million	$ million	$ million
Revenue
Taxation revenue		10,192	9,876	10,527	11,415	12,144	13,164
Grants revenue
Current grants		17,245	18,466	18,706	20,693	20,452	20,492
Capital grants		1,627	1,615	1,556	1,537	1,203	1,355
Sales of goods and services		4,077	4,113	4,559	4,772	4,974	5,126
Interest income		2,132	2,289	2,477	2,575	2,647	2,710
Dividend and income tax equivalent income
Dividends		1,058	1,009	786	911	1,140	1,241
Income tax equivalent income		402	326	261	286	345	393
Other revenue
Royalties and land rents		3,243	2,791	3,445	3,651	3,436	3,674
Other		631	698	690	666	662	663
Total Revenue		40,606	41,183	43,007	46,506	47,004	48,817
Note:
1.	Numbers may not add due to rounding.

2010-11 Estimated Actual

General Government revenue in 2010-11 is estimated to be $41.183 billion, which is $577 million (or 1.4%) more than the 2010-11 Budget estimate.

Significant variations from the 2010-11 Budget estimates include:

—

a $1.221 billion increase in Australian Government grants reflecting a $2.05 billion advance payment of the Australian Government’s contribution under Natural Disaster Relief and Recovery Arrangements, partly offset by a $492 million decrease in GST distributed to Queensland

—	a $316 million (or 3.1%) decrease in taxation revenue, largely due to lower transfer duty collections as a result of continued weakness in the property market

—	a $452 million (or 13.9%) decrease in royalty and land rent revenue, primarily associated with significantly lower coal production due to flooding and an appreciation of the AUD-USD exchange rate.

70	Budget Strategy and Outlook 2011-12

2011-12 REVENUE BY CATEGORY

General Government revenue in 2011-12 is estimated to be $43.007 billion, $1.824 billion (or 4.4%) higher than the 2010-11 estimated actual revenue of $41.183 billion. This is largely due to expected increases in revenue from GST, mining royalties, taxation and sales of goods and services.

Major sources of General Government revenue in 2011-12 are grants revenue (47.1% of revenue) and taxation revenue (24.5%). Chart 4.1 illustrates the composition of General Government revenue.

Note:

1. The major component of Other Revenue is royalties and land rents (83%).

Budget Strategy and Outlook 2011-12	71

Chart 4.2 compares 2011-12 estimates with 2010-11 estimated actuals. The overall result largely reflects growth in other revenue (primarily royalties) and taxation.

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CHANGES IN REVENUE SINCE THE 2008-09 BUDGET

At the time of the 2009-10 Budget it was estimated that since the release of the 2008-09 Budget, the outlook for key revenue items – taxation, GST and royalties – had deteriorated significantly. The underlying effect of the revised revenue estimates was a $15 billion underlying reduction in revenue across the period 2008-09 to 2011-12.

The 2010-11 Budget saw some improvement in Queensland’s economic outlook resulting in an improved revenue outlook. This improvement lead to upward revisions to the forecasts for these key revenues but they were still some $7.6 billion behind the 2008-09 Budget estimates.

As Chart 4.3 below shows, the impact of natural disasters, reduction in the size of the GST pool and a slowdown in the property market have resulted in revenue forecasts in this Budget worsening by $1.592 billion to be $9.2 billion behind the 2008-09 Budget estimates for the period 2008-09 to 2011-12.

Across the period to 2011-12, the revisions since the 2010-11 Budget are declines of $897 million for taxation; $603 million for GST; and $93 million for royalties. This reflects the weaker economic outlook, in large part attributable to the 2010-11 natural disasters.

Budget Strategy and Outlook 2011-12	73

Although the 2011-12 Budget estimates have been revised down for the period to 2011-12, the estimates for 2012-13 and 2013-14 have been revised up by $1.201 billion since the 2010-11 Budget. This reflects the increased GST expected to be distributed to Queensland and a stronger outlook for coal royalties. Although revenue is strengthening, it is becoming clear that key sources of revenue such as transfer duty and GST are unlikely to grow as strongly as they did previously.

Taxation – Transfer Duty

Queensland experienced unprecedented average annual growth of 16% in taxation revenue across the period 2000-01 to 2003-04 compared with 6% for the rest of Australian states and territories. This growth was driven by a property boom in the same period that saw Queensland’s median house prices grow rapidly and transfer duty collections grow by an average of 39% annually.

Underlying this dramatic improvement was Queensland’s exceptional economic performance which saw economic growth out-performing the Australian average. Housing demand in this period was driven by record levels of interstate and overseas migration, the expanding mining industry and significant activity by property investors.

Chart 4.4 below shows the property transfer duty received from 2000-01 to 2009-10 and forecasts until 2014-15. The chart illustrates the extraordinary growth between 2000-01 and 2003-04, and 2005-06 to 2007-08, but also the dramatic fall in revenue since the global financial crisis.

74	Budget Strategy and Outlook 2011-12

The household sector has also remained subdued in 2010-11, with dwelling investment estimated to fall 11 1/2% in 2010-11, following falls in the previous three years. This reflects a variety of factors, including slower population growth, interest rate rises and ongoing tight credit conditions for medium density projects.

However, an acceleration in business investment and recovery in exports are forecast to see economic growth in Queensland strengthen considerably in 2011-12 and 2012-13. Higher investment is expected to lead to stronger migration and population growth, supporting a further rise in dwelling investment.

Overall, the 2011-12 Budget assumes that growth in transfer duty will be considerably lower than previously estimated across the budget period and will still be well below peak 2007-08 levels by 2014-15.

Estimates of taxation and royalty revenue over the period 2010-11 to 2014-15 are included in Appendix C.

Budget Strategy and Outlook 2011-12	75

Goods and Services Tax

The ratio of GST to nominal gross domestic product (GDP) has steadily declined over recent years which means that GST is not providing the level of revenue to the states that was previously assumed. Australian Treasury projections show that the pool of GST that is distributed to states is expected to grow more slowly than GDP in 2010-11 and broadly in line with GDP over the subsequent four years. As a result, the ratio of GST to GDP is expected to remain around historically low levels (see Chart 4.5).

Source: ABS Cat No. 5206.0, Australian Government Budget Papers No.1 and No.3 and Queensland Treasury estimates post 2009-10.

This reflects, in part, a similar historical and expected trend in taxable consumption as a share of GDP. In particular, households have been boosting savings and becoming more cautious with discretionary spending, which is generally subject to GST, while maintaining non-discretionary spending, which includes a number of exempt categories.

76	Budget Strategy and Outlook 2011-12

2011-12 BUDGET INITIATIVES

The Queensland Government has undertaken a review of its current housing assistance measures and has determined that the tax concession currently provided to homebuyers purchasing homes (the transfer duty home concession) would be best directed to provide broad-based cost of living relief to households and businesses through the abolition of the Community Ambulance Cover levy.

In addition, in recognition of the benefits of providing temporary assistance to the housing construction sector, the Government will utilise savings from the removal of the transfer duty home concession on homes to fund a temporary grant for the construction or purchase of new homes.

Queensland Building Boost grant

In order to assist recovery in the housing construction sector, the Government will provide a temporary $10,000 grant towards the construction or purchase of a new home for six months commencing 1 August 2011. The grant will be available for all purchasers, including first home buyers, other home buyers and investors, for houses or units valued at up to $600,000. This measure is expected to provide $140 million in assistance to purchasers of new residential property and the housing construction sector.

In order to fund the abolition of the Community Ambulance Cover levy and the Queensland Building Boost grant, the Government is removing the transfer duty concession for homebuyers purchasing homes from 1 August 2011. The concession currently provides assistance of up to $7,175 for homebuyers.

At the same time, the transfer duty rate structure will be revised to ensure transfer duty payable on a home remains lower in Queensland than under the standard rate in any other mainland state. The net impact of these revisions to transfer duty is estimated to be an increase of $161 million in 2011-12.

The Government will maintain the policy of first home buyers not paying any transfer duty on homes valued at up to $500,000. First home owners purchasing or building a newly constructed home valued at up to $500,000 will also receive up to $17,000 in grants while the Queensland Building Boost grant is available and will not be liable for transfer duty. Further, those purchasing a home valued at between $500,000 and $600,000 will receive a partial first home concession.

Budget Strategy and Outlook 2011-12	77

Tables 4.2 shows the current amounts of standard duty payable and duty payable on a principal place of residence (PPR), along with the impact of removing the PPR concession and the changes to the transfer duty rate structure.

Table 4.2
Transfer Duty Payable – Impact of Budget Measures ($)
Property Value	Current Standard Duty	Current PPR Duty	Remove Current PPR Concession	Change to Standard Duty	Duty Payable from 1 Aug 2011
50,000	675	500	175	..	675

100,000	1,925	1,000	925	-500	1,425

200,000	5,425	2,000	3,425	-600	4,825

300,000	8,925	3,000	5,925	-600	8,325

400,000	12,425	5,250	7,175	-600	11,825

500,000	15,925	8,750	7,175	-400	15,525

600,000	20,025	12,850	7,175	..	20,025

700,000	24,525	17,350	7,175	..	24,525

800,000	29,025	21,850	7,175	..	29,025

900,000	33,525	26,350	7,175	..	33,525

1,000,000	38,175	31,000	7,175	..	38,175

Table 4.3 provides the current and revised transfer duty rate schedules. The amount of duty payable at standard rates will decrease from 1 August 2011 for properties valued between $75,000 and $540,000. There will be no change to the standard duty payable for properties outside of this range.

Table 4.3
Revisions to Transfer Duty Rate Schedule
Current Schedule		Schedule from 1 August 2011
Property Value	Rate	Property Value	Rate
Up to $5,000	nil	Up to $5,000	nil

$5,001 to $75,000	1.5%	$5,001 to $105,000	1.5%

$75,001 to $540,000	$1,050 + 3.5%	$105,001 to $480,000	$1,500 + 3.5%

$540,001 to $980,000	$17,325 + 4.5%	$480,001 to $980,000	$14,625 + 4.5%

Over $980,000	$37,125 + 5.25%	Over $980,000	$37,125 + 5.25%

78	Budget Strategy and Outlook 2011-12

Table 4.4 provides an interstate comparison of the standard transfer duty payable on a principal place of residence at various values, showing the duty payable in Queensland will still be lower than in any other mainland state.

Table 4.4
Transfer Duty Payable – Principal Place of Residence (Non-first homebuyers) ($)
Home Value	QLD from 1 Aug 2011	NSW	Vic	WA	SA
50,000	675	765	950	950	1,080

100,000	1,425	1,990	2,150	1,900	2,830

200,000	4,825	5,490	6,370	5,035	6,830

300,000	8,325	8,990	11,370	8,835	11,330

400,000	11,825	13,490	16,370	13,015	16,330

500,000	15,525	17,990	21,970	17,765	21,330

600,000	20,025	22,490	31,070	22,515	26,830

700,000	24,525	26,990	37,070	27,265	32,330

800,000	29,025	31,490	43,070	32,315	37,830

900,000	33,525	35,990	49,070	37,465	43,330

1,000,000	38,175	40,490	55,000	42,615	48,830

Community Ambulance Cover Abolition

The government is committed to assisting Queenslanders deal with the pressures associated with the rising costs of living. This budget sees the abolition of the Community Ambulance Cover levy which will save liable account holders $113 in 2011-12.

Payroll tax – apprentice and trainee rebate

Queensland currently has a highly competitive payroll tax regime with a low payroll tax of 4.75% and a relatively high $1 million exemption threshold. The 2009-10 Budget introduced a 25% payroll tax rebate on the eligible wages of apprentices and trainees, in addition to these wages being exempt from payroll tax until 30 June 2010. This measure was extended for a further year in the 2010-11 Budget and provided a benefit to more than 2,000 businesses in 2010-11.

This Budget provides for the continuation of this measure until 30 June 2012 to assist businesses that employ apprentices and trainees as they continue their recovery. This measure will save businesses approximately $15 million in 2011-12.

Budget Strategy and Outlook 2011-12	79

Land Tax – Capping of Land Values

Land tax is levied on the unimproved value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. A 50% cap on the annual increase in land values used for the purpose of calculating land tax liabilities commenced from 1 July 2007, initially for a period of three years. Land tax payers are estimated to have saved approximately $100 million over the period 2008-09 to 2010-11. This Budget provides for the continuation of the 50% land value cap in 2011-12, saving land tax payers approximately $15 million.

Deferral of Industry Waste Disposal levy

To allow local governments to recover from natural disaster impacts, the Industry Waste Disposal Levy will apply from 1 December 2011 (rather than 1 July 2011 announced in the 2010-11 Budget) and will deliver an estimated $338 million over four years and funding of $53.9 million in 2011-12. Funds from the levy will be used to improve Queensland’s waste and resource management practices with targeted programs to help business, industry and local government to reduce the amount of waste generated, particularly in regional areas; and otherwise retained by the Department of Environment and Resource Management for environmental initiatives. The levy proceeds will not be used to improve the budget operating balance.

80	Budget Strategy and Outlook 2011-12

TAXATION REVENUE

One of the Queensland Government’s key fiscal objectives is to maintain a competitive tax regime promoting economic development and jobs growth, whilst raising sufficient revenue to meet the service and infrastructure needs of the people of Queensland.

Total revenue from taxation is expected to increase by 6.6% in 2011-12 on 2010-11 estimated actuals. This primarily reflects improvements in employment and wage growth leading to increased collections for payroll tax.

Table 4.5
Taxation revenue[1]
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million
Payroll tax	2,687	3,005	3,263

Duties
Transfer	1,978	1,885	2,180
Vehicle registration	398	440	462
Insurance[2]	443	484	528
Other duties[3]	26	28	28
Total duties	2,845	2,837	3,198

Gambling taxes and levies
Gaming machine tax	517	551	568
Health Services Levy	33	39	41
Lotteries taxes	238	215	221
Wagering taxes	39	41	42
Casino taxes and levies[4]	82	86	88
Keno tax	19	20	20
Total gambling taxes and levies	927	951	981

Other taxes
Land tax	1,033	1,042	1,064
Motor vehicle registration	1,252	1,320	1,373
Fire levy	298	317	335
Community Ambulance Cover[5]	155	154	25
Guarantee fees	112	191	234
Other taxes[6]	65	59	54

Total taxation revenue	9,375	9,876	10,527
Notes:
1. Numbers may not add due to rounding.
2. Includes duty on accident insurance premiums.
3. Includes duty on life insurance premiums.
4. Includes community benefit levies.
5. A small amount of accrued liability for Community Ambulance Cover will be received in 2011-12.
6. Includes Statutory Insurance Scheme Levy and Nominal Defendant Levy.

Budget Strategy and Outlook 2011-12	81

Chart 4.6 indicates the composition of estimated state taxation revenue for 2011-12.

Notes:

1.     ‘Other Duties’ includes vehicle registration duty, insurance duty and other minor duties.

2.     ‘Other Taxes’ includes the fire levy, community ambulance cover, guarantee fees and other minor taxes.

The largest sources of taxation revenue are payroll tax and transfer duty, which together represent over 50% of the State’s total taxation revenue in 2011-12.

Payroll tax (31% of total tax revenue in 2011-12) has a stable base with growth driven by the underlying strength of the State economy. In contrast, revenue growth from transfer duty (representing 20.7% of tax revenue) can vary significantly from year to year due to volatile movements of the property market, reflecting both house prices and turnover.

Other duties, including vehicle registration duty, insurance duty and other smaller duties, represent 9.7% of total tax revenue.

Gambling taxes and levies represent 9.3% of tax revenues in 2011-12. Motor vehicle registration, which is classified as a tax, represents 13% of total tax revenue.

Land tax represents 10.1% of total revenue in 2011-12. While also subject to the volatility of price movements in the property market, this impact is moderated by a relatively stable base and the effect of three-year averaging of land values for assessments.

Payroll tax

Payroll tax is chargeable at a rate of 4.75% when the total yearly Australian taxable wages of an employer, or those of a group of related employers, exceed the exemption threshold of $1 million.

82	Budget Strategy and Outlook 2011-12

The overall payroll tax rate of 4.75% is the lowest of any state and the exemption threshold of $1 million is the highest threshold of mainland states. Queensland employers with total yearly Australian taxable wages between $1 million and $5 million also obtain a partial concession, with the concession withdrawn at a rate of $1 in every $4 of taxable wages.

Payroll tax collections are estimated to be $3.263 billion in 2011-12, reflecting the expected improvement in employment and wages growth in 2010-11. This represents an increase of 8.6% compared to the 2010-11 estimated actual, reflecting expected strong employment and wages growth.

Duties

Duties are levied on a range of financial and property transactions. Overall, revenue from duties is forecast to increase by 12.7% in 2011-12. This growth is driven by the expected increase in transfer duty and vehicle registration duty collections.

The major duties include transfer, vehicle registration and insurance duties.

—

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a first home.

Revenue from transfer duty is expected to increase by 15.6% in 2011-12. This is partly attributable to the removal of the principal place of residence concession, which is expected to increase duty revenue in 2011-12 by $161 million to provide funding toward the abolition of the Community Ambulance Cover levy ($139 million) and stimulus to the new dwelling sector ($140 million Queensland Building Boost grant).

Underlying 2011-12 estimates are in line with 2010-11 estimated actuals reflecting the expected continuation of weak conditions in the housing sector for at least the first half of 2011-12. This is the period of time at which the Queensland Building Boost grant is targeted.

—

Vehicle registration duty is charged at rates of between 2% and 4% of the dutiable value of a motor vehicle on the transfer or initial registration of the motor vehicle, with the rate depending on the number of cylinders of the vehicle.

Revenue from vehicle registration duty is expected to increase 5% in 2011-12, reflecting increased motor vehicle sales as the economy grows.

Budget Strategy and Outlook 2011-12	83

—

Insurance duty is charged on contracts of general insurance, life insurance and accident insurance. The base rate for most general insurance products is 7.5%, with certain general insurance products such as accident insurance and temporary or term life insurance charged at the rate of 5%. Other contracts of life insurance are charged at 0.05% of the sum insured up to $2,000, and 0.01% of the balance of the sum insured. Revenue from insurance duty is expected to grow by 9% in 2011-12, reflecting expected increases in levels of insurance coverage and premium growth.

Gambling taxes and levies

A range of gambling activities are subject to state taxes and levies. Total gambling tax and levy collections are estimated to increase by 3.2% in 2011-12.

In December 2010 the Government announced that it had agreed to provide Tabcorp with additional electronic gaming machine licences to facilitate its expansion and investment plans in Queensland and that the additional machines will be drawn from hotel industry allocations.

To ensure overall revenue neutrality, the fixed hotel gaming tax rate will be reduced from 35.91 to 35% and the threshold at which the Health Services Levy commences will be increased from $100,000 to $140,000 metered wins per month. The top marginal rate applying to clubs will also be reduced to 35% to maintain consistency with current tax arrangements.

If the investment project proceeds as planned, the revised arrangements will take effect from 1 July 2012.

Land tax

Land tax is levied on the taxable value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The principal place of residence is deducted from this value. A 50% cap on the annual increase in land values used for the purpose of calculating land tax liabilities commenced from 1 July 2007 and continues to apply in 2011-12.

Resident individuals are generally liable for land tax if the total taxable value of the freehold land owned by that person as at 30 June is equal to or greater than $600,000. Companies, trustees and absentees are generally liable for land tax if the total taxable value of the freehold land owned as at 30 June is equal to or greater than $350,000. Land tax is estimated to grow by 2.1% to $1.064 billion in 2011-12.

From the 2011 valuation, for property except in rural areas, Queensland will adopt the ‘site value’ methodology similar to that used in other states. Site value is the market value of the land in its present state, making it easier to understand. It includes the value of any site improvements made to the land to prepare the land for development.

84	Budget Strategy and Outlook 2011-12

The Government has recognised that some land has been heavily filled, retained or levelled in preparation for development, and this land on the introduction of site value may see a significant increase in value. To account for this, the Land Valuation Act 2010 included two provisions; an offset allowance, and a deduction for site improvements. For more information on site value, or these provisions please refer to www.derm.qld.gov.au/property/valuations/sitevalue.

Motor vehicle registration fees

Motor vehicle registration fees are expected to grow by 4% in 2011-12, largely reflecting population growth and fee adjustments related to the consumer price index (CPI).

Fire levy

Fire levy revenue, which is used to fund the Queensland Fire and Rescue Authority, is expected to increase in line with the growth of the number of contributors and CPI.

Community Ambulance Cover

The Community Ambulance Cover levy was introduced in 2003-04 to replace the Ambulance Subscription Scheme and to provide a sustainable funding base for the Queensland Ambulance Service. It is collected through a payment on non-exempt electricity accounts. Growth in 2010-11 reflects CPI adjustments and growth in the number of non-exempt electricity accounts.

The Community Ambulance Cover levy will be abolished from 1 July 2011. However, accrued liabilities up until this point will still be payable, such that collections of $25 million are anticipated in 2011-12 for the levy on accounts issued in relation to the period up to 1 July 2011.

Guarantee fees

Guarantee fees are revenues collected by Queensland Treasury Corporation (QTC) on behalf of the State and comprise performance dividends, competitive neutrality fees and credit margin fees. These fees promote competitive neutrality between public sector agencies and those in the private sector, and ensure that the benefits accruing from the financial backing and superior borrowing performance of the State (through QTC) are shared between the borrower and the State.

Other taxes

Other taxes represent revenue from taxes such as the Statutory Insurance Scheme levy and the Nominal Defendant levy.

Budget Strategy and Outlook 2011-12	85

Tax expenditures

Tax expenditures are reductions in tax revenue that result from the use of the tax system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. Appendix A provides details of tax expenditure arrangements set in place by the Queensland Government.

GRANTS REVENUE

Grants revenue is comprised of Australian Government grants, grants from the community and industry, and other miscellaneous grants. The small increase of $181 million (or 0.9%) in 2011-12 reflects the 2010-11 grants being higher due to a $2.05 billion advance NDRRA payment. This payment resulted in 2010-11 grants revenue being $1.212 billion higher than the 2010-11 Budget estimates, although the increase is partially offset by a decline in GST of $492 million.

Table 4.6
Grants revenue[1]
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million
Current grants
Australian Government grants	15,373	18,044	18,283
Other grants and contributions	492	422	423
Total current grants	15,866	18,466	18,706

Capital grants
Australian Government grants	4,276	1,523	1,476
Other grants and contributions	63	92	79
Total capital grants	4,339	1,615	1,556

Total grants revenue	20,205	20,081	20,262
Note:
1. Numbers may not add due to rounding.

Australian Government payments

Australian Government payments to Queensland comprise:

—	general purpose payments, comprised of GST revenue grants and associated payments. General purpose payments are ‘untied’ and are used for both recurrent and capital purposes

86	Budget Strategy and Outlook 2011-12

—	payments for specific purposes, including grants for health, schools, skills and workforce management, disabilities and housing, are used to meet Australian Government and shared policy objectives.

Australian Government payments to Queensland in 2011-12 are expected to total $19.76 billion, an increase of $192 million (or 1%) compared to payments in 2010-11. This amount is significantly higher than estimated at the 2010-11 Budget as the Australian Government has provided an advance payment of $2.05 billion to Queensland in 2010-11 to allow natural disaster reconstruction work to begin.

Given the payment of revenue does not align with the timing of expenses on reconstruction works, it is having a significant impact on Queensland’s net operating position across the forward estimates. Table 1.2 in Chapter 1 illustrates the impact of Australian Government funding on the State’s net operating position.

Table 4.7
Australian Government payments[1]
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million

GST revenue grants and associated payments	8,090	8,414	9,139
Total payments for specific purposes[2]	11,560	11,153	10,620
Total Australian Government payments	19,650	19,567	19,759

Notes:
1.	Numbers may not add due to rounding.
2.	Differences between payments for specific purposes in this chapter and Australian Government Budget estimates primarily relate to the Australian Government’s accounting treatment of Natural Disaster Relief and Recovery Arrangements payments.

General purpose payments

GST revenue grants and associated payments

GST revenue grants and associated payments to Queensland in 2011-12 are expected to be $9.139 billion, which represents an increase of $725 million on the 2010-11 estimated actual.

GST revenue projections are based on expected growth in economic parameters, such as household consumption and dwelling investment, which have a strong link to the GST base. The distribution of GST revenues is based on the recommendations of the Commonwealth Grants Commission in accordance with the application of horizontal fiscal equalisation principles.

Budget Strategy and Outlook 2011-12	87

Queensland’s share of GST funding (relativity) increased in the 2011 Update from the 2010 Review of the methodology used to distribute the GST. This increase was due to changes in the relative strength of the Queensland economy. The Australian Government’s Budget indicates Queensland’s relativity, and therefore share of GST funding, will increase over the forward estimates period.

Payments for specific purposes

Australian Government payments for specific purposes to Queensland in 2011-12 are estimated at $10.62 billion.

Chapter 7 provides detailed background on Federal-state financial arrangements, including an analysis of Queensland’s share of GST revenue and details of Australian Government payments to Queensland, including the impact of Council of Australian Government reforms and the Australian Government’s Nation Building and Jobs Plan.

Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals where there is no direct benefit to the provider. Contributions exclude Australian Government grants and user charges. The main sources of contributions are:

—	those received from private enterprise and community groups to fund research projects and community services, including the contributions of parents and citizens associations to state schools

—	contributed assets and goods and services received for a nominal amount.

Table 4.8
Other grants and contributions
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million
Other grants and contributions	539	514	503

Revenues will vary from year to year based on the number and size of research projects, assets transferred between the Government and the private sector, and contributed assets and services.

88	Budget Strategy and Outlook 2011-12

SALES OF GOODS AND SERVICES

Sales of goods and services revenue comprises cost recoveries from providing goods or services. Revenue from this source is expected to increase by 11% in 2011-12 due to significant land releases, increases in TransLink fare revenue and the introduction of the Industry Waste Disposal Levy.

Table 4.9
Sales of goods and services[1]
		2009-10	2010-11	2011-12
		Actual	Est. Act.	Budget
		$ million	$ million	$ million
Fee for service activities		1,861	1,870	1,869
TransLink[2]		290	315	388
Rent revenue		393	378	419
Sale of land inventory		36	98	250
Hospital fees		411	507	542
Transport and traffic fees		250	261	300
Other sales of goods and services		720	683	793
Total sales of goods and services		3,961	4,113	4,559
Note:
1.	Numbers may not add due to rounding.
2.	2010-11 revenue is $23M lower than Budget estimate due to the impact of Queensland floods, leading to ferry services being suspended and a period of free public transport.

Fee for service activities

Major items of fee for service activities across the General Government sector include:

—	recoverable works carried out by both the Department of Transport and Main Roads and the commercialised arm of the department

—	fees charged by Technical and Further Education (TAFE) colleges

—	fees charged by CITEC for information and telecommunications services to the private sector.

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families, based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. Appendix B provides details of the concession arrangements established by the Queensland Government.

Budget Strategy and Outlook 2011-12	89

TransLink

Revenues arise from the arrangements associated with TransLink integrated ticketing and public transport arrangements, which commenced in July 2004. The TransLink entity collects revenues from the operation of public transport services in South East Queensland to fund public transport services in the region. These revenues are estimated at $388 million in 2011-12 reflecting a new fare structure to support increased services, increased patronage and support migration from paperless ticketing with the objective to improve cost recovery for TransLink services from 25% to 30% within five years.

Rent revenue

Rent revenue is earned on the rent or lease of Government buildings, housing, plant and equipment, motor vehicles and car parks. Major items under this category include public housing rentals and rents charged for Government buildings.

Sale of land inventory

Sale of land inventory comprises land sales undertaken by agencies, where the buying and selling of land is a core business activity of the agency, such as the Urban Land Development Authority. As such, it is distinct from property disposals undertaken by most Government agencies. The increase in 2011-12 revenue is due to accelerated development to make available more land for development.

Hospital fees

Hospital fees are collected by public hospitals for a range of hospital services. Fees include those received from private patients and other third party payers, as well as payments received from the Australian Government Department of Veterans’ Affairs for the treatment of veterans.

Transport and traffic fees

This category comprises state transport fees, the Traffic Improvement Fee, drivers’ licence fees and various marine licence and registration fees.

Other sales of goods and services

Other sales of goods and services include items such as Title Registration Fees, recreational ship registrations, other licences and permits and the Industry Waste Disposal levy.

90	Budget Strategy and Outlook 2011-12

INTEREST INCOME

Interest income accounts for 5.8% of total General Government revenue in 2011-12.

Table 4.10
Interest income
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million
Interest income	2,205	2,289	2,477

Interest income primarily comprises interest earned on investments including those held for superannuation, long service leave and insurance purposes. The increase in 2011-12 primarily represents the sale of Queensland Motorways Limited to Queensland Investment Corporation, increasing the State’s investments set aside to meet long term liabilities.

DIVIDEND AND INCOME TAX EQUIVALENT INCOME

Dividend and income tax equivalent income account for 2.4% of total General Government sector revenue in 2011-12.

Table 4.11
Dividend and income tax equivalent income[1]
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million
Dividend	665	1,009	786
Income tax equivalent income	285	326	261
Total dividend and income tax equivalent income	950	1,336	1,047
Note:
1. Numbers may not add due to rounding.

Dividends are received from the State’s equity in Public Non-financial Corporations and Public Financial Corporations, for example, the Queensland electricity supply industry, Queensland Investment Corporation, port authorities and Queensland Rail. Dividends are expected to decrease in 2011-12, due mainly to the increase in 2010-11 dividends as a result of a one off increase in dividend payments from Stanwell following the sale of a surplus mining development lease.

Income tax equivalent income comprises payments by Government-owned corporations in lieu of state and Australian Government taxes and levies from which they are exempt. These payments arise from an agreement reached between the Australian Government and state governments in 1994 to establish a process for achieving tax uniformity and competitive neutrality between public sector and private sector trading activities.

Budget Strategy and Outlook 2011-12	91

Further detail on dividends, income tax equivalent income and other flows between the Public Non-financial Corporations Sector and the General Government sector is provided in Chapter 8.

OTHER REVENUE

Other revenue accounts for 9.6% of total General Government revenue in 2011-12, up from 8.4% in 2010-11, due to an expected increase in royalty revenue.

Table 4.12
Other revenue[1]
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million
Royalties and land rents	2,148	2,791	3,445
Fines and forfeitures	285	292	300
Revenue not elsewhere classified	600	405	389
Total Other Revenue	3,032	3,488	4,134
Note:
1. Numbers may not add due to rounding.

Royalties and land rents

Royalty estimates

The State earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum, mineral sands and other minerals and land rents from pastoral holdings, mining and petroleum tenures. Royalties return some of the proceeds of the extraction of non-renewable resources to the community.

Royalty and land rent revenue is expected to increase by $654 million (or 23.4%) in 2011-12 largely due to a strong recovery in volumes following the 2010-11 floods and coal prices remaining relatively high.

Table 4.13
Royalties and land rents[1]
	2009-10	2010-11	2011-12
	Actual	Est. Act.	Budget
	$ million	$ million	$ million
Coal	1,756	2,280	2,755
Other royalties[2]	112	377	548
Land rents	281	133	142
Total royalties and land rents	2,148	2,791	3,445
Notes:
1. Numbers may not add due to rounding.
2. Includes base and precious metal, petroleum and other minerals royalties.

92	Budget Strategy and Outlook 2011-12

Coal royalties make up the bulk of royalty and land rent revenue, accounting for almost 80% of the forecast total in 2011-12. In 2011-12, the coal royalty estimate is $2.755 billion, a 20.8% increase on 2010-11, largely reflecting the expected return to higher export volumes following disruption due to weather, and higher coal contract prices in 2011-12. The estimated export coal volumes in 2011-12 are still less than forecast prior to the floods as production is not expected to return to normal levels until mid 2011-12.

In the 2008-09 Budget, new royalty arrangements for base and precious metals were announced which came into effect on 1 January 2011. The new regime introduced a variable rate royalty system with rates ranging between 2.5% and 5% depending on the value of each commodity. Base and precious metals royalties are expected to increase in 2011-12 due to a combination of price and volume levels, and the new royalty arrangements being in place for a full year.

There is some uncertainty regarding the impact of the Australian Government’s Mineral Resources Rent Tax (MRRT) and Carbon Tax on mining revenue. As discussed in Chapter 2, the MRRT is not expected to materially impact on investment in new projects. As details of the proposed carbon price and assistance for trade-exposed industries are announced, the impact on Queensland’s mining industry will be ascertained.

There is a significant degree of uncertainty associated with estimates of commodity prices and AUD-USD exchange rate, both of which have significant impacts on royalty revenue.

Further details of the assumptions underlying the royalty estimates, and the impact of changes in the assumptions are contained in Appendix C.

Fines and forfeitures

The major fines included in this category are traffic and court fines. There is an expected increase of 3% in collections of fines and forfeitures in 2011-12.

Revenue not elsewhere classified

The $10 million decrease in 2011-12 primarily reflects an expected decline in asset transfers from non-Queensland Government entities.

Budget Strategy and Outlook 2011-12	93

QUEENSLAND’S COMPETITIVE TAX STATUS

Taxation can impact on business decisions regarding investment and employment and also household investment and home ownership. Maintaining the competitiveness of Queensland’s tax system provides a competitive advantage to business and moderates the tax burden for its citizens, and is therefore fundamental to the Government’s commitment to job creation and sustainable development.

Recent tax changes have sought to improve the efficiency and equity of the State’s tax system, increase consistency with other jurisdictions, strengthen the funding base of essential services and reduce or eliminate taxes to the benefit of taxpayers.

In pursuit of these objectives over recent years, the Government has:

—	extended a number of transfer duty exemptions and concessions for homebuyers

—	extended the benefit of the payroll tax phase-out to $5 million, and harmonised payroll tax provisions and definitions with other jurisdictions

—	abolished mortgage duty in advance of the scheduled timeframe

—	increased vehicle registration fees

—	reduced the disparity between tax rates applicable to gaming machines in casinos and those applicable in large clubs and hotels.

Consistent with this commitment to ongoing tax reform, in this Budget the Government has announced:

—	revisions to the transfer duty rates to ensure that transfer duty payable on a home remains lower in Queensland than under the standard rate in any other mainland state

—	abolition of the Community Ambulance Cover levy that is payable by most electricity account holders

—	continuation of the 50% cap on annual land value increases for the purpose of calculating land tax liabilities

—	continue the 25% payroll tax rebate on the eligible wages of apprentices and trainees in 2010-11, in addition to these wages being exempt from payroll tax

One of the Queensland Government’s fiscal objectives is to maintain a competitive tax environment. Table 4.14 demonstrates that this commitment is being met, with various measures of tax competitiveness all indicating the Queensland state tax system remains amongst the most competitive in Australia.

94	Budget Strategy and Outlook 2011-12

Table 4.14
Queensland’s tax competitiveness
	QLD	NSW	VIC	WA	SA	TAS[4]	ACT[5]	NT4	Avg[6]
Taxation per capita[1] ($)	2,268	2,897	2,712	2,944	2,477	1,770	3,412	1,658	2,769
Taxation effort[2] (%)	87.2	107.3	100.9	94.8	111.6	92.2	107.7	84.6	100
Taxation % of GSP[3] (%)	3.68	4.77	4.68	3.30	4.64	3.91	4.34	2.46	4.22
Notes:
1.	2011-12 data. Sources: 2011-12 Budgets for all jurisdictions except NSW, and Tasmania where 2010-11 MYR are used (2011-12 Commonwealth population numbers are used).
2.	2009-10 data. Source: Commonwealth Grants Commission 2011 Update – total tax revenue effort for assessed taxes (payroll, transfer duty, land tax, insurance duty and motor taxes). Revenue raising effort ratios, assessed by the Commonwealth Grants Commission, isolate policy impacts from revenue capacity impacts and are an indicator of the extent to which the governments burden their revenue bases. Queensland’s tax revenue raising effort is well below the Australian policy standard (equal to 100%).
3.	2009-10 data. Sources: ABS 5220.0 (State Accounts – GSP) and ABS 5506 Taxation Revenue 2009-10.
4.	Low taxation per capita primarily reflects the lower revenue raising capacity of those jurisdictions.
5.	Figures include municipal rates.
6.	Weighted average of states and territories, excluding Queensland.

As Table 4.14 shows, taxation per capita in Queensland is significantly lower than the average taxation per capita in the other states and territories. The gap has widened in 2011-12 and is estimated to be $501 per capita compared with $315 per capita in 2008-09.

Queensland’s tax effort, as measured by the Commonwealth Grants Commission, was more than 13% below the national average in 2009-10.

A third measure of competitiveness, taxation as a share of gross state product (GSP), also confirms that Queensland’s taxes are competitive with other states.

Abolition of State Taxes

The Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA), agreed to by the Australian Government and all state and territory governments in 1999, required the abolition or review of a number of state taxes.

Following a multi-jurisdictional review of duties listed in the IGA schedule, a timetable for the abolition of the majority of these duties was announced in the 2005-06 Budget. Table 4.15 outlines the taxes abolished by Queensland to date.

The cumulative savings for the period 2005-06 to 2011-12, as a result of these abolitions, is estimated to exceed $3.5 billion.

Budget Strategy and Outlook 2011-12	95

Table 4.15 Abolition of state taxes under the IGA
Tax	Description	Abolition	Full year cost[1] $ million
Marketable securities duty (quoted)	Payable on the transfer of marketable securities listed on the Australian Stock Exchange or another recognised stock exchange.	✓ July 2001	35
Credit card duty[2]	Payable on credit card transactions.	✓ August 2004	20
Debits tax	Payable on debits to accounts with cheque drawing facility.	✓ July 2005	190
Lease duty	Payable on the lease of land or premises in Queensland. Residential leases exempted.	✓ January 2006	27
Credit business duty	Payable on the amount of credit provided under a loan, a discount transaction or a credit arrangement.	✓ January 2006	19
Hire duty	Payable on the hiring charges of the hire of goods.	✓ January 2007	19
Marketable securities duty (unquoted)	Payable on the transfer of marketable securities not listed on the Australian Stock Exchange or another recognised stock exchange.	✓ January 2007	17
Mortgage duty	Payable on entering into a mortgage over property in Queensland.	✓ July 2008 (6 months early)	300
Duty on transfer of core business assets	Payable on the transfer of non-realty business assets.	✓ 1 July 2013	240
Notes: 1. Estimated revenue foregone in financial year following full abolition. 2. Credit card duty was abolished prior to its review under the IGA.

96	Budget Strategy and Outlook 2011-12

5	EXPENSES

FEATURES
—

Own-purpose expenses in the General Government sector are expected to increase by 10.7% in 2010-11 and 9% in 2011-12. Growth in own-purpose expenditure exceeds real per capita growth of 5% in 2010-11 and 4.75% in 2011-12 primarily due to significant natural disaster relief and reparation works associated with flooding and cyclones that impacted Queensland across the summer of 2010-11.

—	Across the forward estimates, own-purpose expenses are estimated to increase by 4.87% on average, compared to real per capita growth of 5%.
—

Total General Government sector expenses are expected to increase by $3.755 billion (or 8.7%) over the estimated actual for 2010-11, to $47.065 billion in 2011-12. This includes the delivery of services associated with Australian Government specific purpose payments, as well as Queensland’s own purpose expenditure.

—	The major areas of expenditure are health and education, which together constitute approximately 46.8% of General Government sector expenses.

This chapter provides an overview of General Government sector expenses for the estimated actual for 2010-11, forecasts for the 2011-12 Budget year and projections for 2012-13 to 2014-15. The forward estimates are based on the economic projections outlined in Chapter 2 and are formulated on a no policy change basis.

General Government expenses in 2010-11 are estimated to be $43.310 billion, an increase of $958 million over the 2010-11 Budget forecast of $42.352 billion. This increase is primarily due to:

—	Natural Disaster Relief and Recovery Arrangements (NDRRA) expenditure on flooding and cyclones events of the summer of 2010-11

—	expenditure across the Health portfolio for new and existing initiatives

—	additional expenditure to match increases in specific purpose payments from the Australian Government, particularly for education, and other own source revenues.

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Table 5.1
General Government sector expenses[1]
	2010-11 Budget $ million	2010-11 Est.Act. $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Expenses
Employee expenses	16,221	16,955	17,932	18,434	19,274	20,206
Superannuation interest cost	1,261	1,265	1,201	1,210	1,212	1,207
Other superannuation expenses	2,103	2,128	2,212	2,292	2,349	2,389
Other operating expenses	8,502	8,659	9,597	9,986	9,504	9,431
Depreciation and amortisation	2,822	2,608	2,872	3,213	3,500	3,604
Other interest expenses	1,242	1,240	1,747	2,211	2,534	2,817
Grants expenses	10,201	10,455	11,504	10,451	9,493	9,690
Total Expenses	42,352	43,310	47,065	47,799	47,877	49,346
Note:
1. Numbers may not add due to rounding.

The General Government operating statement provides for aggregate expenses of $47.065 billion in 2011-12, representing an increase of $3.755 billion (or 8.7%) over the 2010-11 estimated actual. Factors influencing the growth in expenses include continuing NDRRA reparation works, additional expenditure related to joint projects with the Australian Government and growth in service delivery to meet increased demand and the implementation of service enhancements, which are outlined in Budget Paper 4 – Budget Measures. Refer to Chapter 3 for further details of the impact of NDRRA on General Government expenses.

As outlined in Chapter 1, the Government recognises the importance of fiscal sustainability and expenditure restraint in supporting Queensland’s future economic growth, while maintaining services and continuing to deliver its commitments to the community. The Government’s fiscal principles include a commitment to limit own-purpose expenses growth (that is, excluding Australian Government related expenses) to inflation and population growth.

Over the period 2010-11 to 2014-15, average growth in own-purpose expenses is estimated at 4.87%, compared with expected average growth of 5% in population and inflation.

98	Budget Strategy and Outlook 2011-12

The State’s capacity to restrain own-purpose expenses growth is assisted by the following policy parameters:

—	wages policy which limits wage increases to 2.5% per annum until the Budget returns to surplus

—

public sector efficiency savings target of $375 million in 2011-12, increasing to $500 million from 2014-15 onwards. Table 5.2 details the public sector efficiency savings targets by department from non-service delivery areas of government

—	a program of an estimated 3,500 voluntary separations from non-service delivery areas.

Table 5.2 Departmental Efficiency Savings Targets [1]
Department	2011-12 Total Efficiency Savings $ million	2012-13 Total Efficiency Savings $ million	2013-14 Total Efficiency Savings $ million	2014-15 and Ongoing Total Efficiency Savings $ million

Communities	16.99	17.82	20.42	22.73
Community Safety[2]	9.55	9.55	9.55	9.55
Employment, Economic
Development and Innovation	26.56	28.40	32.82	36.78
Education and Training	90.86	94.19	107.91	120.16
Environment and Resource
Management	21.62	23.46	26.87	29.92
Health	109.45	114.45	131.12	146.00
Justice and Attorney-General	11.60	12.60	14.44	16.07
Local Government and
Planning	4.92	5.42	5.92	6.36
Public Service Commission	0.04	0.04	0.04	0.05
Police	24.47	25.80	29.56	32.91
Premier and Cabinet	4.74	5.24	6.00	6.68
Public Works	9.40	9.90	11.35	12.63
Transport and Main Roads	40.38	42.21	48.36	53.85
Treasury	4.43	4.93	5.65	6.29
Total Departmental Savings	375.00	394.00	450.00	500.00
Notes: 1. Numbers may not add due to rounding. 2. Community Safety did not have further efficiency dividend applied from 2011-12

Budget Strategy and Outlook 2011-12	99

EXPENSES BY OPERATING STATEMENT CATEGORY

This section provides a breakdown of General Government expenses in 2011-12 by category and discusses the significant variances between the 2010-11 estimated actual and 2011-12 Budget by expense category.

The Service Delivery Statements provide details of expenditure for individual departments.

Chart 5.1 indicates that the largest expense category in the General Government sector in 2011-12 is employee and superannuation expenses (45.4%), reflecting the direct service provision nature of Government activities, followed by grants expenses (24.4%) that include community service obligation payments to Public Non-financial Corporations (PNFCs), and grants to non-government schools, local government councils and to first home buyers and recipients of the Queensland Building Boost grant.

100	Budget Strategy and Outlook 2011-12

Chart 5.2 compares the 2010-11 estimated actual expenses for each operating statement category with the 2011-12 Budget.

DETAILS OF EXPENSES

Employee expenses

Employee expenses include salaries and wages, annual leave and long service leave expenses.

Employee expenses in 2010-11 are forecast to increase by $734 million or 4.5% since the 2010-11 Budget estimate of $16.221 billion. This increase largely reflects growth in the key service areas of Health and Education.

In 2011-12, employee expenses increase $977 million or 5.8% to $17.932 billion. The growth reflects a combination of wage increases related to enterprise bargaining agreements, other services’ growth and enhancements (refer to Budget Paper 4) and the upfront costs associated with the voluntary separation program.

The additional staffing provided in the 2011-12 Budget is predominantly in key service delivery areas, including provision for up to 300 additional teachers and teacher aides to meet enrolment growth and to support students with special needs in Queensland state schools, 150 additional police positions and 50 additional ambulance officers.

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Superannuation expenses

The superannuation interest cost represents the imputed interest on the Government’s accruing defined benefit superannuation liabilities.

In determining the State’s defined benefit superannuation liabilities, AASB 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on government bonds net of investment tax, estimated at 5.3% (5.6% at time of 2010-11 Budget). Offset against this expense is the revenue from plan assets based on long-term expected rates of return.

Superannuation interest costs decline $64 million in 2011-12 largely as a result of the transfer of Former Defined Benefit superannuation liabilities to QSuper in December 2010. Former Defined Benefit superannuation obligations represent the liabilities of defined benefit members who have elected to leave the defined benefit scheme. These liabilities were offset by Consolidated Fund investments and linked to investment earnings.

Other superannuation expenses represent employer superannuation contributions to accumulation superannuation and the current service cost of the State’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

Other operating expenses in 2010-11 have increased by $157 million over the 2010-11 Budget. This increase primarily reflects spending on restoration works following the recent natural disasters.

Other operating expenses in 2011-12 are expected to be $9.597 billion, which represents an increase of $938 million (or 10.8%) on 2010-11.

The significant increase in other operating expenses in 2011-12 is due largely to the costs of reconstruction efforts related to the floods and Cyclone Yasi and additional expenditure in the key areas of Education and Health.

Depreciation and amortisation

Depreciation and amortisation expense is an estimate of the progressive consumption of the State’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the size of the State’s capital program.

102	Budget Strategy and Outlook 2011-12

In 2010-11, depreciation and amortisation expenses are lower than the 2010-11 Budget due to downward revaluations of non-financial assets.

Other interest expenses

Other interest expenses includes interest paid on borrowings to acquire capital assets and infrastructure such as roads and government buildings. The growth in this expense over the forward estimates reflects borrowings primarily used to fund the State’s capital program and interest on borrowings transferred from the Public Non-financial Corporation Sector entities Queensland Motorways Limited (QML) and Abbot Point Coal Terminal.

In 2011-12, the General Government sector has total debt servicing costs forecast at $1.747 billion, representing 3.7% of total expenses.

Grants expenses

Current grants include grants and subsidies to the community (such as schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Funding includes support for non-government healthcare providers and organisations servicing the community in partnership with government in the family support, disability, youth and childcare sectors. Community service obligations (CSOs) are provided where PNFCs are required to provide non-commercial services or services at non-commercial prices for the benefit of the community (for further details refer Chapter 8 – Public Non-financial Corporations Sector).

In 2010-11, grant expenses are expected to increase by $254 million or 2.5% over the budgeted amount of $10.201 billion primarily as a result of grants to local governments for natural disaster reparation works.

Current grants are estimated to increase by $82 million in 2011-12 (refer Table 5.3). Increases in grants to local government and non-profit organisations, particularly in the key service areas of disability and community services and social housing, are partially offset by a decline in Australian Government funding for non-government schools including the winding down of the non-state element of the Building the Education Revolution program.

Capital transfers represent grants to PNFC’s, local governments, non-profit institutions and other non-government entities, such as businesses and households (including the Queensland Building Boost Grant and First Home Owner Grant schemes) for capital purposes.

Capital grants are estimated to increase $967 million to $2.931 billion in 2011-12. This is largely represented by NDRRA grants to local governments for the rebuilding of roads, bridges and transport infrastructure related to the floods and Cyclone Yasi reconstruction activities.

Budget Strategy and Outlook 2011-12	103

Table 5.3 indicates the composition of grant payments by recipient.

Table 5.3 Grant expenses [1]
	2010-11 Est. Act. $ million	2011-12 Budget $ million
Current
Grants to local government	510	626
Grants to non-government schools	2,394	2,284
Grants to non-profit organisations	1,647	1,798
Grants to other non-government recipients	1,996	1,944
Community service obligations to PNFCs	1,847	1,826
Other payments to PNFCs	97	96
Total current transfers	8,491	8,573

Capital
First Home Owner Grant Scheme	112	117
Queensland Building Bonus grant		140
Grants to local government	1,245	2,152
Grants to non-profit organisations	153	257
Grants to other non-government recipients	350	219
Payments to PNFCs	103	46
Total capital transfers	1,964	2,931

Total current and capital transfers	10,455	11,504
Note: 1. Numbers may not add due to rounding.

104	Budget Strategy and Outlook 2011-12

OPERATING EXPENSES BY PURPOSE

Chart 5.3 indicates the proportion of expenditure by major purpose classification for the 2011-12 Budget. Health accounts for the largest share of expenses (24.8%) followed by Education (22%). In 2010-11, these sectors were expected to account for 48.4% of General Government expenses. However, reparation and restoration works particularly to roads including by local councils will reduce Health and Education’s share of General Government expenses in the short term.

Budget Strategy and Outlook 2011-12	105

As evidenced in Chart 5.4, expenditure increases in all key service delivery areas from 2010-11 estimated actual to 2011-12 Budget.

The Government has consistently had a clear focus on improving key service areas such as education, health, public order and safety and community services. This section provides a breakdown of General Government expenditure by purpose between the estimated actual and 2011-12 Budget. Further details of General Government expenses by function, as required under the Uniform Presentation Framework, is contained in Chapter 9, Table 9.14.

Health

In 2011-12, funding for health services within the Queensland Government will grow to $11.692 billion, an increase of 4.8% on the 2010-11 estimated actual. The health function includes expenses relating to acute hospital services, including provision of medical, surgical and obstetric services, provision of primary health care for individuals or small targeted groups providing curative, promotive, preventative and rehabilitative services, access to quality emergency medical and outpatient services and mental heath services.

106	Budget Strategy and Outlook 2011-12

The growth in health expenditure in 2011-12 reflects increased investment under the National Partnership Agreement on Improving Public Hospital Services and new investment through the mental health disaster recovery program and National Partnership Agreement on Improving Mental Health.

In 2011-12, Queensland Health is also expected to deliver over 350 new bed and bed alternatives and more than 30 emergency department treatment spaces through the More Beds for Hospitals program.

At the Council of Australian Governments (COAG) meeting on 13 February 2011, all jurisdictions signed a Heads of Agreement on National Health Reform (the Heads of Agreement). This agreement will form the basis of negotiations leading to a new national health reform agreement by July 2011.

Under the terms of the Heads of Agreement, the Australian Government will provide a proportion of efficient growth funding for hospitals (45% from 2014-15 and 50% from 2017-18). The agreement guarantees that the improvement in Australian Government funding to states and territories over the period 2014-15 to 2019-20 will be no less than $16.4 billion.

Education

The State’s investment in education encompasses early childhood education and care, State and non-State education, technical and further education (TAFE) and to support higher education. The 2011-12 Budget for education is $10.342 billion, representing an increase of $443 million (or 4.5%), over estimated actual expenditure.

The growth in education expenditure in 2011-12 is largely attributable to wages growth from enterprise bargaining and provision for up to 300 additional teachers and teacher aides to meet enrolment growth and to support students with special needs in Queensland state schools, and additional funding to address maintenance priorities in state schools.

Wages growth is partially offset by the significant wind down of the Australian Government’s Building the Education Revolution program in 2010-11 and the completion of the State Schools of Tomorrow program. As a result, the expense component of the program is significantly lower than in 2010-11 estimated actual.

Public order and safety

Public order and safety includes funding to police, legal services and law courts, fire protection, prisons and corrective services. Expenditure growth under this function is expected to increase 6.6% to $3.784 billion in 2011-12.

The growth in the public order and safety function is partially due to the Government’s continued support for effective delivery of policing services to the Queensland community through more police officers, including 150 additional police positions, new facilities and better technology to fight crime.

Budget Strategy and Outlook 2011-12	107

In addition, Government has continued to address growing demand for emergency services with an additional 50 ambulance officers.

The pre-commissioning and operation of the expanded Lotus Glen Correctional Centre and the operation and maintenance of the Southern Queensland Correctional Precinct has also contributed to the increased expenditure in public order and safety.

Social welfare, housing and other community services

Services provided under the category of social welfare, housing and other community services include community, youth justice, child safety, disability and housing services. Expenditure under this function is estimated to increase 11% to $6.102 billion in 2011-12.

2011-12 sees continued investment in improving housing and homelessness services. Underpinning this investment are the joint programs between the Queensland and Australian Governments under the Nation Building and Jobs Plan and the National Partnership Agreements for Remote Indigenous Housing and Homelessness.

Funding for specialist disability services and home and community care services will also increase in 2011-12, including additional funding to support the needs of the frail aged, people with disabilities and their carers under the Home and Community Care Program.

Transport and communications

The transport and communication function incorporates the State’s road network and transport systems including rail, port, freight and aviation systems. Transport and communication expenditure increases 23.1% to $6.643 billion in 2011-12.

Following the 2010-11 floods and cyclones that impacted Queensland, recovery and restoration of the State’s road network and transport systems are the priority for 2011-12. The State Government will continue to progress the implementation of the Queensland Transport and Roads Investment Program (QTRIP), which focuses on investment to improve, maintain and operate the transport and roads network across Queensland. Priorities will continue to include managing traffic congestion in South East Queensland and providing for population growth.

Significant grant expenditure to local government councils for the rebuilding of roads, bridges and transport infrastructure related to the floods and Cyclone Yasi reconstruction activities are also included under this category.

108	Budget Strategy and Outlook 2011-12

DEPARTMENTAL EXPENSES

Data presented in Tables 5.4 and 5.5 provide a summary drawn from financial statements contained in Budget Paper 5 - Service Delivery Statements. Further information on the composition of expenses, outputs delivered and factors influencing the movement in expenses can also be obtained from the Service Delivery Statements.

Table 5.4 Departmental Controlled Expense [1,2]
	2010-11 Est. Actual $'000	2011-12 Estimate $'000

Communities	3,986,818	4,481,663
Community Safety	1,674,627	1,799,172
Education and Training	7,582,422	8,123,211
Electoral Commission of Queensland	15,066	85,362
Employment, Economic Development and Innovation	1,147,287	1,251,319
Environment and Resource Management	961,512	1,053,948
Health	10,556,291	11,046,410
Justice and Attorney-General	541,188	594,926
Legislative Assembly	78,269	79,247
Local Government and Planning	761,239	673,556
Office of the Governor	5,847	5,719
Office of the Ombudsman	7,131	7,294
Police	1,800,850	1,888,501
Premier and Cabinet	264,538	258,297
Public Service Commission	13,481	15,635
Public Works	663,518	695,169
Queensland Audit Office	43,140	45,387
The Public Trustee of Queensland	73,300	78,516
Transport and Main Roads	4,059,075	4,509,089
Treasury	309,665	165,597
Total Expenses	34,545,264	36,858,018

Notes:

1.     Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition transactions eliminated between entities within the General Government sector (for example payroll tax payments) are excluded in the preparation of whole-of-Government UPF financial statements.

2.     Explanation of variations in departmental controlled expenses can be found in the Service Delivery Statements.

Budget Strategy and Outlook 2011-12	109

Table 5.5 Departmental Administered Expense [1],[2]
	2010-11 Est. Actual $'000	2011-12 Estimate $'000
Communities	346,510	323,757
Education and Training	2,657,450	2,438,103
Employment, Economic Development and Innovation	497,952	473,774
Environment and Resource Management	48,027	45,024
Health	25,295	25,316
Justice and Attorney-General	303,006	326,799
Local Government and Planning	313,437	416,547
Police	441	701
Premier and Cabinet[3]	4,025,038	450,323
Public Works	84,682	53,054
The Public Trustee of Queensland	786	825
Transport and Main Roads	1,075,976	1,071,422
Treasury	4,720,615	6,279,327
Total Expenses	14,099,215	11,904,972

Notes:

1.     Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition transactions eliminated between entities within the General Government sector (for example payroll tax payments) are excluded in the preparation of whole-of-Government UPF financial statements.

2.     Explanation of variations in departmental administered expenses can be found in the Service Delivery Statements.

3.     2010-11 includes advance NDRRA payments from the Australian Government of $2.05 billion and the State's contribution to disaster costs of $1.8 billion from the long term lease of Abbot Point Coal Terminal. These payments are passed on to the Queensland Reconstruction Authority.

110	Budget Strategy and Outlook 2011-12

Table 5.6 Reconciliation of Departmental to UPF Expenses [1]
	2010-11 Est. Actual $ million	2011-12 Estimate $ million
Departmental expenditure per Service Delivery Statements - Controlled (Table 5.4)	34,545	36,858
- Administered (Table 5.5)	14,099	11,905

Non-UPF departmental expenses and whole-of-Government schemes[2]	(2,587)	(3,329)

Other General Government entities (e.g. CBUs, SSPs, Statutory Bodies)	6,557	8,495

	52,615	53,928

Superannuation Interest cost	1,265	1,201

Eliminations and Other whole-of-Government adjustments
Elimination of payments to CBUs and SSPs	(3,662)	(3,597)
Payroll Tax elimination	(545)	(580)
Other eliminations and adjustments[3]	(6,362)	(3,886)

Total General Government UPF Expenses	43,310	47,065

Notes:

1.     Numbers may not add due to rounding.

2.     Certain expenses such as asset valuation changes are excluded from UPF reporting. In addition, this item removes the effect of cash payments for whole-of-Government schemes such as the State's share of superannuation beneficiary payments reported in Treasury Administered's expenses. Costs associated with these schemes are accrued annually.

3.     2010-11 includes elimination of advance NDRRA payments from the Australian Government of $2.05 billion and the State's contribution to disaster costs of $1.8 billion from the long term lease of Abbot Point Coal Terminal. These payments are passed through the Department of Premier and Cabinet.

Budget Strategy and Outlook 2011-12	111

6	BALANCE SHEET AND CASH FLOWS

FEATURES

—       Queensland’s net worth is expected to grow from $177 billion in 2011-12 to $186 billion in 2014-15.

—      Queensland has negative net debt (surplus of financial assets over financial liabilities) of $329 per capita compared with a weighted average positive net debt of $2,167 per capita in the other states.

—       Total borrowings and advances are expected to increase by $9.59 billion in 2011-12, primarily as a result of increased investment in and replacement of public infrastructure assets.

—      The General Government sector is forecast to record a cash deficit of $7.915 billion in 2011-12, after allowing for $6.954 billion in net asset purchases.

—      The State has transferred Queensland Motorways Limited into its QIC investments. This increases assets set aside to cover superannuation and other long term liabilities by $3.088 billion.

The 2011-12 balance sheet shows the projected assets, liabilities and net worth of the General Government sector as at 30 June 2012. It is important for the Government to maintain a strong balance sheet to provide it with the stability, flexibility and capacity to deal with any emerging financial and economic pressures.

The assets and liabilities in the balance sheet are defined according to the Uniform Presentation Framework (UPF).

Detailed balance sheet and cashflow information for the General Government sector and the other sectors is contained in Chapter 9.

112	Budget Strategy and Outlook 2011-12

BALANCE SHEET

Table 6.1 provides a summary of the key balance sheet measures for the General Government sector.

Table 6.1 General Government sector: summary of budgeted balance sheet [1]
	2010-11 Budget [2] $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million

Financial assets	58,518	57,209	58,420	60,005	62,375	64,797

Non-financial assets	189,493	181,778	189,616	196,950	202,823	208,558

Total Assets[3]	248,012	238,987	248,035	256,955	265,199	273,355

Borrowings, advances and deposits	23,712	24,335	33,925	39,995	44,842	48,827

Superannuation liability	25,462	25,479	25,764	25,896	25,878	25,727

Other provisions and liabilities	10,274	11,206	11,324	11,818	12,330	12,874

Total Liabilities	59,447	61,021	71,013	77,708	83,050	87,428

Net Worth	188,564	177,966	177,023	179,246	182,148	185,927

Net Financial Worth	(929)	(3,812)	(12,593)	(17,704)	(20,675)	(22,631)

Net Financial Liabilities	25,576	22,720	31,578	36,975	40,676	43,998

Net Debt	(6,743)	(9,989)	(1,528)	3,517	7,064	10,167

Notes:

1.     Numbers may not add due to rounding.

2.     Numbers have been restated where subsequent changes in classification have occurred.

3.     For UPF purposes, the State’s assets are classed as either financial or non-financial assets.

Financial assets

The General Government sector holds the full equity of the State’s public enterprises, principally its shareholding in Government-owned corporations (GOCs) but also Public Financial Corporations like Queensland Treasury Corporation (QTC), in much the same manner as the parent or holding company in a group of companies. The estimated net investment in public enterprises ($18.985 billion at 30 June 2012) is included in the General Government sector’s financial assets.

Budget Strategy and Outlook 2011-12	113

Financial assets of $57.209 billion are forecast for 2010-11, $1.309 billion lower than originally budgeted. This change is primarily the result of:

—	the downward revaluation of a number of Public Non-financial Corporations at 30 June 2010 which carries into 2010-11

—	the sale of QR National, the long term lease of Abbot Point Coal Terminal and Port of Brisbane and the transfer of Queensland Motorways Limited

—

an increase in the net worth of the Public Financial Corporations sector primarily as a result of investments held by Queensland Treasury Corporation for the purpose of meeting the Government’s long term liabilities performing better than the expected long run average

—	an increase in investments, loans and placements due to QIC’s purchase of Queensland Motorways Limited.

In the year to 30 June 2012, financial assets are projected to increase by $1.211 billion attributable principally to increased investment in assets set aside to meet future employee liabilities.

Chart 6.1 shows projected General Government sector financial assets by category at 30 June 2012. Investments held to meet future liabilities including superannuation and long service leave comprise the major part of the State’s financial assets.

114	Budget Strategy and Outlook 2011-12

Non-financial assets

General Government non-financial assets are projected to total $189.616 billion at 30 June 2012. These assets consist primarily of land and other fixed assets of $183.708 billion, the majority of which are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets of $5.907 billion held by the State include prepayments and deferred tax assets relating to income tax equivalents collected primarily from GOCs.

Land and other fixed assets of $176.208 billion are estimated for 2010-11, $6.527 billion lower than originally budgeted. The decrease is primarily due to downward revaluations of road infrastructure and other assets at 30 June 2010.

Changes in non-financial assets occur for a number of reasons including:

—	construction and purchase of assets, either to replace existing assets or provide additional capacity for the State to deliver services

—	revaluations of assets required under accounting standards

—	depreciation and disposals of assets.

Non-financial assets in the year ending 30 June 2012 are expected to grow by $7.838 billion over the 2010-11 estimated actual. Of this increase, $7.18 billion represents the acquisition of non-financial assets.

The Government has traditionally funded new infrastructure at levels well beyond that of the other states. General Government purchases of non-financial assets per capita have far exceeded the average of the other states and territories for well over a decade (refer Chart 6.2).

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Liabilities

General Government liabilities of $61.021 billion in 2010-11 are $1.574 billion higher than budgeted. This is primarily the result of an increase in forecast borrowings due to the transfer of debt from the Public Non-financial Corporations Sector relating to the Abbot Point Coal Terminal and Queensland Motorways Limited transactions and higher than anticipated liabilities relating to employee entitlements in health and education.

While borrowings in the General Government sector in 2010-11 are higher than budgeted, borrowings in the Non-financial Public Sector have fallen by $10.016 billion primarily as a result of the Government’s assets sales program.

Total liabilities in the General Government in 2011-12 are budgeted to increase over 2010-11 by $9.992 billion.

Liabilities relating to employee entitlements (principally superannuation and long service leave) are projected to total $30.672 billion at 30 June 2012, a modest 2% increase on the 2010-11 estimated actual. The State’s superannuation liability can be seen to stabilise and begin to decline over the forward estimates as a result of the defined benefit fund being closed to new entrants from 2009.

General Government borrowings of $33.185 billion are forecast for 2011-12, an increase of $9.365 billion over 2010-11. This increase primarily reflects capital purchases of $7.18 billion, equity injections to Public Non-financial Corporations of $456 million and an operating cash deficit of $961 million.

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Over the Budget and forward estimates period, total additional General Government net borrowings and advances of $24.03 billion are planned to fund the $25.079 billion worth of capital projects in the General Government sector and $2.418 billion worth of equity injections to the Public Non-financial Corporations sector to support expansion of the State’s water, ports, energy and passenger rail infrastructure.

The remainder of the liabilities balance consists of payables and other liabilities such as unearned revenue and provisions.

The composition of the General Government sector’s liabilities is illustrated in Chart 6.3.

Net financial worth

The net financial worth measure is an indicator of financial strength. Net financial worth is defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial worth measure is broader than the alternative measure – net debt – which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side.

The net financial worth of the General Government sector for 2011-12 is forecast at negative $12.593 billion. The decrease in net financial worth since 2010-11 ($8.781 billion) is primarily the result of the increase in borrowings over the same period.

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Net financial worth is expected to decrease over the forward estimates period as the sector increases borrowings primarily to fund infrastructure assets (which are not included in the calculation of net financial worth).

Net financial liabilities

Net financial liabilities are total liabilities less financial assets, other than equity investments in other public sector entities. This measure is broader than net debt as it includes significant liabilities, other than borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements). The net financial liabilities of the General Government sector for 2011-12 are forecast at $31.578 billion, $8.858 billion higher than 2010-11 also reflecting the increase in borrowings over this period.

Queensland’s level of liquidity remains high and continues to be stronger than all other states as illustrated in Chart 6.4.

Sources: State Budget Papers for QLD, Vic and WA. Mid year review for NSW, SA and Tas.

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Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities (which is equivalent to General Government net worth). This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Changes in the State’s net worth occur for a number of reasons including:

—	operating surpluses (deficits) that increase (decrease) the Government’s equity

—

revaluation of assets and liabilities as required by accounting standards. Most financial liabilities are revalued on a regular basis. For example, the Government’s accruing liabilities for employee superannuation and long service leave are determined by actuarial assessments

—	movements in the net worth of the State’s investments in the Public Non-financial Corporations and Public Financial Corporations sectors

—

gains or losses on disposal of assets. Government agencies routinely buy and sell assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

The net worth of the General Government sector in 2010-11 is forecast to be $177.966 billion. This is less than forecast in the 2010-11 Budget by $10.598 billion primarily due to the downward revaluations of road and rail infrastructure and other assets since budget, offset in part by an increase in investment in assets set aside to meet future employee liabilities.

Net worth is forecast to further decline by $943 million to $177.023 billion in 2011-12 due primarily to the operating deficit exceeding revaluations.

Chart 6.5 shows the State’s strong net worth compared with the other states.

Queensland’s per capita net worth is 46% greater than the average per capita net worth of the other states.

Budget Strategy and Outlook 2011-12	119

Note:

1.	All States, with the exception of SA, value land under roads as part of their overall asset base.

Sources: State Budget Papers for QLD, Vic and WA and SA. Mid year review for NSW, and Tas. Population data from Australian Government Budget Paper No.3, 2011-12.

Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements. The extent of accumulated net debt is used to judge the overall strength of a jurisdiction’s fiscal position. High levels of net debt impose a call on future revenue flows to service that debt and meeting these payments can limit government flexibility to adjust outlays.

As shown in Table 6.2, the General Government sector has negative net debt, that is, a surplus of financial assets over financial liabilities.

Queensland’s financial investments that are held for long term liabilities, including superannuation, contribute to a negative net debt position of $329 per capita. This is currently the strongest of all states, with weighted average net debt being estimated at $2,167 per capita in the other states at 30 June 2012.

	000000000	000000000	000000000	000000000	000000000	000000000
Table 6.2 Projected net debt per capita at 30 June 2012

	QLD	NSW	VIC	WA	SA	TAS

Net debt per capita ($)	(329)	1,849	2,963	1,745	2,295	(128)

Sources: State Budget Papers for QLD, Vic, WA and SA. Mid year review for NSW, and Tas. Population data from Australian Government Budget Paper No.3, 2011-12.

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CASH FLOWS

The cash flow statement provides information on the Government’s estimated cash flows from its operating, financing and investing activities.

The cash flow statement records estimated cash payments and cash receipts and hence differs from accrued revenue and expenditure recorded in the operating statement. In particular, the operating statement often records revenues and expenses that do not have an associated cash flow (for example, depreciation expense). The timing of recognition of accrued revenues or expenses in the operating statement may differ from the actual cash disbursement or receipt (for example, tax equivalents). A reconciliation between the cash flows from operations and the operating statement is provided later in this chapter.

The cash flow statement also records cash flows associated with investing and financing activities that are otherwise reflected in the balance sheet. For example, purchases of capital equipment are recorded in the cash flow statement and impact on the balance sheet through an increase in physical assets.

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flow from operating activities plus the net cash flow from investment in non-financial assets (or physical capital).

The Australian Bureau of Statistics Government Finance Statistics (GFS) surplus (deficit) is derived by including the initial increase in liability at the inception of finance leases in the cash surplus (deficit). This measure is also used to derive the Loan Council Allocation nomination, provided in Chapter 9.

The cash deficit of $6.172 billion in 2010-11 is broadly in line with that forecast at the time of the 2010-11 Budget.

A cash deficit of $7.915 billion is forecast in 2011-12 for the General Government sector, with the cash deficit to decline over the outyears. The major factor contributing to a lower forecast cash deficit is improved net inflows from operating activities and declining expenditure in relation to the capital program. Total General Government capital purchases of $7.18 billion are budgeted for 2011-12 and over the period 2011-12 to 2014-15, capital expenditure is expected to total $25.079 billion in the General Government sector.

Table 6.3 provides summary cash flow information for the General Government sector for 2010-11, 2011-12 and the outyears. Detailed cash flow tables are included in Chapter 9 – Uniform Presentation Framework.

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Table 6.3 General Government sector: summary of budgeted cash flows[1]
	2010-11 Budget[2] $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million	2012-13 Projection $ million	20013-14 Projection $ million	2014-15 Projection $ million

Cash receipts from operating activities	41,582	43,045	45,668	49,090	49,075	51,035

Cash payments for operating activities	(39,847)	(41,931)	(46,629)	(47,116)	(46,690)	(48,123)

Net cash inflows from operating activities	1,735	1,114	(961)	1,974	2,384	2,911

Net cash flows from investing activities	(9,493)	(2,777)	(8,483)	(8,009)	(7,173)	(6,855)

Receipts from financing activities	7,615	1,405	9,152	6,071	4,841	3,966

Net increase/(decrease) in cash held	(143)	(259)	(293)	37	52	23

Derivation of cash surplus (deficit)

Net cash inflows from operating activities	1,735	1,114	(961)	1,974	2,384	2,911

Net cash flows from investments in non-financial assets	(8,131)	(7,286)	(6,954)	(6,578)	(5,651)	(5,089)

Equals cash surplus/(deficit)	(6,396)	(6,172)	(7,915)	(4,604)	(3,267)	(2,178)
Notes: 1. Numbers may not add due to rounding. 2. Numbers have been restated where subsequent changes in classification have occurred.

122	Budget Strategy and Outlook 2011-12

Cash flows from operating activities

Table 6.4 provides a disaggregation of operating cash flows.

Table 6.4 General Government sector: cash flows from operating activities[1]
	2010-11 Budget [2] $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million

Cash receipts from operating activities

Taxes received	10,190	9,906	10,526
Grants and subsidies received	18,883	20,096	20,275
Sales of goods and services	4,485	4,539	5,161
Interest receipts	2,131	2,288	2,477
Dividend and income tax equivalents	1,062	1,023	1,201
Other receipts	4,832	5,192	6,028

Total operating receipts	41,582	43,045	45,668

Cash payments for operating activities

Payments for employees	(18,435)	(18,841)	(20,704)
Payments for goods and services	(9,298)	(10,622)	(11,673)
Grants and subsidies	(10,135)	(10,461)	(11,482)
Interest paid	(1,240)	(1,249)	(1,747)
Other payments	(738)	(758)	(1,023)

Total operating payments	(39,847)	(41,931)	(46,629)

Net cash inflows from operating activities	1,735	1,114	(961)
Notes: 1. Numbers may not add due to rounding. 2. Numbers have been restated where subsequent changes in classification have occurred.

Cash inflows from operating activities include receipts from taxes, grants from the Australian Government, fees and charges levied on the provision of goods and services, interest receipts from investments and dividend and income tax receipts from public non-financial and financial corporations.

Taxes received by the General Government sector are forecast at $10.526 billion in 2011-12, an increase of 6.3% or $620 million on the 2010-11 estimated actual of $9,906 million. This primarily reflects anticipated increases in payroll tax due to strong employment and wages growth and increases in transfer duty due to the removal of the principal place of residence concession, partially offset by the abolition of the Community Ambulance Cover levy.

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Grants and subsidies received are forecast at $20.275 billion in 2011-12, an increase of $179 million on the 2010-11 estimated actual of $20.096 billion primarily as a result of increased grant funding from the Commonwealth for goods and services tax (GST) partially offset by a reduction in grants in relation to Natural Disaster Relief and Recovery Assistance (NDRRA).

Sales of goods and services are forecast at $5.161 billion for 2011-12, an increase of 13.7% on the 2010-11 estimated actual of $4.539 billion, and includes fines and regulatory fees, user charges, sale of land inventory, hospital fees and rental income.

Interest receipts are expected to increase in 2011-12 by $189 million to $2.477 billion. This reflects earnings of 7.5% on the debt instrument issued by QTC and the return to long term expected earnings on the investments of certain statutory bodies.

Dividends and income tax equivalents received from Public Non-financial and Public Financial Corporations are expected to increase in 2011-12 by $178 million to $1.201 billion.

Other receipts are forecast at $6.028 billion in 2011-12 an increase of 16.1% primarily as a result of increased coal and mining royalties.

Further details are available in Chapter 4 – Revenue.

Operating cash outflows represent payment for goods and services, wages and salaries, finance costs and grants and subsidies paid to households and businesses including Government owned businesses in the Public Non-financial Corporations Sector. In 2011-12 the largest cash disbursement is payments for employees at $20.704 billion or 44.4% of total cash payments from operating activities.

In 2011-12, payments for goods and services are expected to increase 9.89% to $11.673 billion primarily as a result of expanded service delivery and disaster recovery.

Cash payments for grants and subsidies are expected to increase by $1.021 billion in 2011-12 to $11.482 billion. This figure includes recurrent grants paid by the Australian Government through the State to non-state schools, grants paid to industry, grants to non-profit institutions and grants for disaster relief. This item also includes community service obligation payments to the energy sector and Queensland Rail, and capital grants which are largely paid to local government authorities to fund capital works including for NDRRA. This increase is largely related to increased spending relating to the recent floods and Cyclone Yasi as well as in the key areas of Education and Health.

Interest paid is expected to increase by $498 million reflecting higher borrowings primarily for the capital program and as a result of borrowings transferred in from the Public Non-financial Corporations Sector in relation to the Abbot Point Coal Terminal and Queensland Motorways Limited asset sale transactions.

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Other payments mainly comprise sundry expenditure such as insurance claims and GST remitted to the Australian Taxation Office.

Cash flows from investments

Cash flows from investments include both financial and non-financial assets. Table 6.5 provides a disaggregation of investment cash flows into the different types.

Table 6.5
General Government sector: cash flows from investing activities
	2010-11 Budget [1] $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million

Cash flows from investments in non-financial assets	(8,131)	(7,286)	(6,954)

Net cash flows from investments in financial assets for policy purposes	(1)	9,248	(484)

Net cash flows from investments in financial assets for liquidity purposes	(1,361)	(4,739)	(1,045)

Net cash flows from investing activities	(9,493)	(2,777)	(8,483)
Note: 1. Numbers have been restated where subsequent changes in classification have occurred.

The largest cash disbursement for the Government, outside of recurrent operations, is for investments in non-financial assets. This represents the Government’s capital works program which provides for infrastructure such as schools, hospitals, roads and bridges.

Cash outflows from investments in non-financial assets have been revised down to $7.286 billion in 2010-11 from original budget estimates of $8.131 billion mainly due to the change in timing of capital projects which has been substantially impacted by the recent natural disasters and the wetter than usual summer. Cash outflows are projected to reduce further in the outyears as capital projects finalise.

The cash expenditure on investments in non-financial assets differs from the estimates of capital works expenditure in Budget Paper 3 – Capital Statement. The estimates contained in that paper are on a gross basis (including capital grants) and incorporate both departmental agencies and the Public Non-financial Corporations sector. In addition, Budget Paper 3 only includes capital expenditure within Queensland and does not offset proceeds from asset sales.

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Apart from investing in infrastructure, governments also manage financial assets in order to finance overall expenditures. In addition, Queensland manages financial assets set aside to provide for future employee benefits (for example, superannuation and long service leave). The Government manages its financial assets through a combination of borrowing or investing funds and reducing or increasing equity in government or private sector entities. Investments in financial assets include activities relating to both policy and liquidity.

Investments in financial assets for policy purposes include net equity injections into Government and other business enterprises and the net cash flow from disposal or return of equity in Government business enterprises.

The estimated net cash inflow from investments for policy purposes in 2010-11 is higher than the forecast outflow at the 2010-11 Budget primarily due to the asset sales program.

Cash outflows from investments for policy purposes in 2011-12 of $484 million reflect equity transactions by the General Government sector with Public Non-financial and Public Financial Corporations.

Net cash flows from investments in financial assets for liquidity purposes represent net investment in financial assets to cover liabilities such as superannuation, other employee entitlements and insurance.

The 2010-11 estimated net cash outflow from investments in financial assets for liquidity purposes of $4.739 billion is $3.378 billion higher than the forecast outflow in the 2010-11 Budget primarily due to increased investments resulting from the transfer of the ownership of Queensland Motorways Limited to QIC Limited as trustee for the Defined Benefit Superannuation Fund.

Net cash outflows from investments in financial assets for liquidity purposes are estimated to be $1.045 billion in 2011-12.

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Cash flows from financing activities

Cash flows generated from financing activities are outlined in Table 6.6 below.

Table 6.6 General Government sector: cash flows from financing activities[1]
	2010-11 Budget [2] $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million

Advances received (net)	(14)	43	221

Borrowing (net)	7,629	1,362	8,931

Net cash flows from financing activities	7,615	1,405	9,152
Notes: 1. Numbers may not add due to rounding. 2. Numbers have been restated where subsequent changes in classification have occurred.

Net cash flows from financing activities include cash flows from net borrowing (increase in borrowing less redemption), net advances (gross investment in new loans less redemption of loans issued) and other financing.

In 2010-11 net cash inflows from financing activities are estimated at $1.405 billion. This mainly represents borrowings for the State’s capital program and is lower than budgeted as the Government’s asset sales program has reduced the Government’s net borrowing requirement in 2010-11.

Net cash inflows from financing activities for 2011-12 are estimated at $9.152 billion mainly reflecting borrowings to fund the General Government’s capital program of $7.18 billion.

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RECONCILIATION OF OPERATING CASH FLOWS TO THE OPERATING STATEMENT

Table 6.7 provides a reconciliation of the cash flows from operating activities to the operating result for the General Government sector.

Table 6.7 General Government sector: Reconciliation of cash flows from operating activities to accrual operating activities[1]
	2010-11 Est. Act. $ million	2011-12 Budget $ million
Revenue from transactions	41,183	43,007
Plus/(less) movement in tax equivalent and dividend receivables	(282)	152
Plus GST receipts	2,506	2,889
Plus/(less) movement in other receivables	(362)	(380)
Equals cash receipts from operating activities	43,045	45,668

Expenses from transactions	43,310	47,065
(Less) non-cash items
Depreciation and amortisation expense	(2,608)	(2,872)
Accrued superannuation expense	(2,172)	(2,237)
Accrued employee entitlements	(549)	(571)
Other accrued costs	(256)	(107)
Plus superannuation benefits paid – defined benefit	607	1,946
Plus/(less) movement in employee entitlement provisions	145	245
Plus/(less) GST paid	2,544	2,929
Plus/(less) movement in other provisions and payables	910	231
Equals cash payments for operating activities	41,931	46,629
Note: 1. Numbers may not add due to rounding.

The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms and the inclusion of non-cash expenses and revenues. The largest difference is on the expenses (expenditure) side, with large non-cash expenses associated with depreciation and superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

128	Budget Strategy and Outlook 2011-12

7	INTER-GOVERNMENTAL FINANCIAL RELATIONS

FEATURES

—   Queensland expects to receive $9.139 billion of GST revenue in 2011-12, $692 million less than its population share. Payments for specific purposes are forecast to be $9.51 billion or 20.9% of total payments to states for specific purposes. Overall, Queensland is estimated to receive $656 million less than its population share of Australian Government funding in 2011-12.

—   In 2011-12, total GST revenue to all states is expected to increase by $2.9 billion, although GST estimates for the period 2010-11 to 2013-14 have been revised down by $10.78 billion since the Australian Government’s 2010-11 Budget. Since the 2008-09 Australian Government Budget, GST estimates for the period 2008-09 to 2011-12 have been revised down by over $18 billion, primarily due to the effects of the global financial crisis.

—   The Commonwealth Grants Commission has recommended an underlying increase in Queensland’s share of GST revenue of $141.7 million in 2011-12. This contrasts with the reductions in Queensland’s GST funding of $381.8 million in 2009-10 and $19.8 million in 2010-11. Five states and territories, including New South Wales, are expected to receive more GST per capita than Queensland in 2011-12.

—   The majority of mining royalties raised by Queensland are offset by the GST redistribution in the 2011 Update. All states except Western Australia gain more in net per capita terms from mining royalties than Queensland through the redistribution of GST. With mining revenue comprising 7% of all state revenue, yet representing 76% of the GST that is redistributed as a result of revenue assessments, the Commonwealth Grants Commission appears to be placing undue emphasis on mining royalties.

—   In 2011-12, Australian Government payments to states and territories for specific purposes are expected to be $45.515 billion, a 3.9% decrease compared with 2010-11, largely due to the decline in Economic Stimulus funding. Payments to Queensland for specific purposes are expected to be $9.51 billion, a decline of 3.2%.

—   A number of inter-governmental reviews and reforms are currently in progress. National Health Reform, the Review of GST Distribution, the Review of National Agreements and the Tax Forum not only have major financial implications for the states, but the potential to transform inter-governmental financial relations.

— The Queensland Government will provide $2.778 billion in grants to Queensland local government authorities in 2011-12.

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FEDERAL FINANCIAL ARRANGEMENTS

Federal financial relations in Australia are characterised by a disparity between the revenue-raising capacity and the expenditure responsibilities of the federal and state governments. The Australian Government collects the major share of taxation revenues and states must rely on grants from the Australian Government to meet their expenditure requirements. These grants represent approximately 47.2% of states’ revenues in 2011-12.

This high degree of mismatch is known as vertical fiscal imbalance (VFI) and arises from a number of factors. These include:

—	the Australian Constitution, which precludes states from levying customs duty or excise duty, or introducing taxes based on the value of goods produced – for example, a consumption or retail tax

—

restrictions imposed by the Australian Government, particularly on states’ levying of income tax. Although the Constitution permits states to levy income tax, High Court decisions effectively allow the Australian Government to nullify this power

—

agreements with the Australian Government, which prevent reinstatement of taxes that were abolished under the arrangements associated with the introduction of the GST. These include a number of stamp duties and financial taxes, such as debits tax.

National tax reform and other changes since 2000 have led to an increase in VFI. Chart 7.1 shows that while in 1999-2000 the states received 35% of their revenues from the Australian Government, this is expected to have increased to 47.2% in 2011-12. In contrast, the proportion of the states’ revenues from state taxes has declined from 39.8% in 1999-2000 to 29.4% in 2011-12.

Notes:

1.	2011-12 data are estimates.
2.	Includes user charges, interest earnings, contributions from trading enterprises and mining revenue.

Sources: ABS Government Finance Statistics Cat No. 5512.0 and state and Australian Government Budget papers.

130	Budget Strategy and Outlook 2011-12

NEW ISSUES IN INTER-GOVERNMENTAL RELATIONS

There are currently a number of major areas of reform being considered in the federal financial relations area, all of which may have significant impacts on Queensland.

National health reform

At the Council of Australian Governments (COAG) meeting on 13 February 2011, all jurisdictions signed a Heads of Agreement on National Health Reform (the Heads of Agreement). This agreement will form the basis of negotiations leading to a new national health reform agreement by July 2011.

Under the terms of the Heads of Agreement, the Australian Government will provide a proportion of efficient growth funding for hospitals (45% from 2014-15 and 50% from 2017-18). The agreement guarantees that the improvement in Australian Government funding to states and territories over the period 2014-15 to 2019-20 will be no less than $16.4 billion.

States will continue to play a major role in the delivery of primary health care services.

The agreement also proposes the establishment of several new administrative bodies, including:

—	a national performance authority, which will develop and produce reports on the performance of hospitals and health care services, including primary health care services

—	an independent hospital pricing authority

—	a national funding body to administer a national funding pool.

Review of National Agreements, National Partnerships and Implementation Plans

On 13 February 2011, COAG considered the final report of the Heads of Treasuries Review of National Agreements, National Partnerships and Implementation Plans under the Intergovernmental Agreement on Federal Financial Relations (the HoTs Review) conducted in 2010.

Treasuries conducted the review in consultation with first ministers’ departments. The review considered:

—	the consistency of agreements with the design principles of the Intergovernmental Agreement on Federal Financial Relations (the IGA)

—	the clarity and transparency of objectives, outcomes, outputs and roles and responsibilities

—	the quantity and quality of performance indicators and benchmarks.

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The overarching message of the HoTs Review is that the underlying principles of the IGA provide a strong foundation for pursuing the COAG reform agenda, and that while implementation has generally progressed well, some challenges remain.

COAG agreed that a Senior Officials Working Group, including representatives of federal and state first ministers’ departments and treasuries, would be responsible for overseeing implementation of the HoTs Review recommendations while also addressing the performance reporting issues of current arrangements identified in reports of the COAG Reform Council.

In 2011-12, 43.4% of Queensland’s revenue is expected to be sourced from the Australian Government. It is important the agreements through which this funding flows support the intent of the IGA to provide states with the flexibility to deliver high quality, high priority services where they are most needed.

It is also important that states play a key role in assessing expiring agreements and making recommendations, through the Standing Council on Federal Financial Relations, on the future of these agreements, specifically, whether the funding associated with them should cease, or be converted into existing or new National Specific Purpose Payments or general revenue assistance. Because of the significance of this funding for the sustainability of state budgets, the assessment of expiring agreements is a vital issue for the federal and state treasurers.

Review of GST distribution

In March 2011, the Australian Government announced a review of the distribution of GST revenue to the states. The Australian Government indicated the rationale for the review is that under the current distribution arrangements there is:

—	not enough incentive for reform

—	a need for more certainty and predictability

—	potential for greater simplicity.

The review will provide an interim report to the Federal Treasurer by February 2012 and a final report by September 2012. Any agreed recommendations from the review are not expected to be implemented until 2013-14 at the earliest. In the interim, the Commonwealth Grants Commission will continue to make recommendations on the distribution of GST based on the 2010 Review methodology.

Queensland considers the review to be an opportunity to address concerns with current methodology and to introduce a simpler, fairer and more efficient method for distributing GST.

132	Budget Strategy and Outlook 2011-12

Tax forum

In March this year, the Federal Treasurer announced that a tax forum will be held at Parliament House in Canberra on 4-5 October 2011. The Australian Government intends the forum to be an opportunity to debate the issues raised in the Review of Australia’s Future Tax System, with sessions to discuss personal tax, transfer payments, business tax, state taxes, environmental and social taxes and system governance. Representatives of community and business groups, unions, governments, academics and tax professionals will be invited to the forum.

Tax reform should be considered an important element of national economic reform, with the potential to produce significant benefits for the Australian economy by driving economic efficiency and productivity improvements, and thereby generating higher levels of employment and income. There are also important issues of equity and fairness that will need to be considered by the forum.

The forum also offers the opportunity for a fundamental reorientation of the national taxation system to strengthen inter-governmental financial relations and, in turn, the Australian Federation. Australia’s federal system, based on federal, state and local governments, has been an important driver of national social and economic development over the past century. However, a growing imbalance in the financial powers between the levels of government, largely the product of the erosion of state revenue bases, has weakened states’ fiscal autonomy and revenue capacity.

This structural pressure on state finances threatens to reduce the capacity of state governments to deal with 21st century policy challenges such as demographic change, climate change, increasing global competition in education, and the need to provide infrastructure for sustainable economic growth. A robust national economy and vibrant community require a strong federation and therefore strong state and local governments.

The Queensland Government looks forward to joining with the Australian Government and the community to form a vision of future national tax reform.

AUSTRALIAN GOVERNMENT FUNDING TO STATES

The framework for federal financial arrangements includes four categories of Australian Government funding provided to the states:

—	National Specific Purpose Payment (SPP) funding agreements covering health, education, skills and workforce development, disability services and housing

—	National Partnership (NP) payments for specific purposes or reform-linked objectives

—	GST revenue payments

—	other general revenue assistance payments.

Budget Strategy and Outlook 2011-12	133

Table 7.1 shows Australian Government payments to the states in 2011-12 are expected to total $94.974 billion, an increase of $1.094 billion or 1.2% compared with 2010-11.

Table 7.1
Estimated Australian Government payments to the states, 2010-11 and 2011-12
	2010-11 $ million	2011-12 $ million	Change Nominal Terms %	Change Real Terms[1] %	Change Real Per Capita[1] %
Payments for specific purposes
National Partnership payments	21,092	17,505
Specific Purpose Payments	26,264	28,010
Total payments for specific purposes	47,356	45,515	-3.9	-6.5	-7.8
GST revenue	45,450	48,350	6.4	3.5	2.0
Other general revenue[2]	1,074	1,109
Total payments	93,880	94,974	1.2	-1.5	-3.0
Notes:
1.	Deflated by the 2011-12 national inflation forecast of 2.75% and national population growth of 1.5%.
2.	Other general revenue includes royalty sharing arrangements (eg. offshore petroleum royalty revenues), compensation for Australian Government policy decisions and ACT municipal services.
Source: Australian Government Budget Paper No.3, 2011-12.

Total payments for specific purposes (including both SPPs and NP payments) in 2011-12 are expected to be $45.515 billion, a 3.9% decrease in nominal terms and a 7.8% decrease in real per capita terms compared with 2010-11, largely due to the decline in Economic Stimulus funding from the Australian Government.

GST revenue from the Australian Government to all states is expected to be $48.35 billion in 2011-12, an increase of 6.4% in nominal terms. In real per capita terms, GST is expected to increase by 2% in 2011-12. However, since the Australian Government’s 2010-11 Budget, total GST estimates have been revised down by $10.78 billion for the period 2010-11 to 2013-14. Since the 2008-09 Australian Government Budget, estimates of the GST for the period 2008-09 to 2011-12 have been revised down by over $18 billion, primarily as a result of the global financial crisis.

Table 7.2 shows the expected shares of total Australian Government payments to each state for 2011-12 compared with each state’s population share. The four larger states receive less than a population share of Australian Government payments, while the four smaller states and territories receive more.

134	Budget Strategy and Outlook 2011-12

Table 7.2
Relative shares of Australian Government payments to the states, 2011-12
	Share of payments[1,2] %	Share of population %	Relative share[3] %
New South Wales	31.1	32.2	96.6
Victoria	22.5	24.9	90.5
Queensland	19.8	20.3	97.6
Western Australia	8.9	10.4	86.0
South Australia	8.9	7.3	122.0
Tasmania	3.0	2.3	133.5
Australian Capital Territory	1.7	1.6	103.6
Northern Territory	4.0	1.0	389.6
Notes:
1.	Numbers do not add to 100% due to rounding.
2.	Excludes payments unallocated among the states and territories in the Australian Government Budget papers. Royalties paid by the Australian Government to Western Australia and the Northern Territory, unallocated in the Australian Government Budget papers for reasons of commercial sensitivity, are also excluded for the purposes of this table.
3.	A state’s relative share is measured as its funding share as a percentage of its population share.
Source: Australian Government Budget Paper No.3, 2011-12.

Queensland’s share of Australian Government funding

Table 7.3 details Queensland’s share of estimated Australian Government payments in 2011-12 as outlined in the Australian Government Budget papers, and the difference from its population share.

Queensland expects to receive $9.139 billion of GST revenue in 2011-12, $692 million less than its population share. In the same year, total payments for specific purposes are forecast to be $9.51 billion or 20.9% of total Australian Government payments for specific purposes. In overall terms, Queensland will receive an estimated $656 million less than its population share of Australian Government funding in 2011-12.

Budget Strategy and Outlook 2011-12	135

Table 7.3
Queensland’s share of estimated Australian Government payments, 2011-12
	Queensland’s Payments $ million	Queensland’s Share %	Difference from Population Share $ million
Payments for specific purposes
National Partnership payments	3,857	22.1	303
Specific Purpose Payments	5,654	20.2	(42)
Total payments for specific purposes[1,2]	9,510	20.9	261
GST revenue	9,139	18.9	(692)
Other general revenue assistance[3]	..	..	(225)
Total payments[2]	18,649	19.6	(656)
Notes:
1.	Total payments for specific purposes is not equal to the sum of National Partnership payments and Specific Purpose Payments due to rounding.
2.	Estimates from the Australian Government Budget papers are used in this table. Differences between payments for specific purposes used in this table and Chapter 4 Revenue primarily relate to the Australian Government’s accounting treatment of Natural Disaster Relief and Recovery Arrangements payments.
3.	Excludes payments unallocated among the states and territories in the Australian Government Budget papers. Queensland’s share of total payments differs from Table 7.2 because royalties paid by the Australian Government to Western Australia and the Northern Territory are included for the purposes of this table in the total of Australian Government grants used to calculate Queensland’s share.
Source: Australian Government Budget Paper No.3, 2011-12.

Queensland’s reliance on Australian Government funding, as shown in Chart 7.2, is consistent with the national trend (shown in Chart 7.1), with its share of total funding sourced from the Australian Government increasing from 34.8% in 1999-2000 to an estimated 43.4% in 2011-12.

Notes:

1.	2011-12 data are estimates.
2.	Includes user charges, interest earnings, contributions from trading enterprises and mining revenue.

Sources: ABS Government Finance Statistics Cat No.5512.0 and Queensland Budget estimates

136	Budget Strategy and Outlook 2011-12

AUSTRALIAN GOVERNMENT PAYMENTS FOR SPECIFIC PURPOSES

Structure of specific payments

The framework for Australian Government payments to the states is set out in the IGA. Under the IGA, Australian Government payments comprise five national Specific Purpose Payments (health, education, skills and workforce, disability services, and housing) and a range of National Partnership payments, which support the delivery of specified projects, facilitate reforms or reward jurisdictions that deliver on national reforms or achieve service delivery improvements. Copies of the agreements can be found on the Federal Financial Relations website maintained by the Australian Treasury (www.federalfinancialrelations.gov.au).

Major funding agreements

The Australian Government Budget Paper No. 3 outlines the following major funding for state services and infrastructure in Queensland in 2011-12.

Health

The Australian Government Budget indicates that payments for 2011-12 for Queensland’s health services and infrastructure will amount to $3.109 billion. This includes $165.1 million in funding as part of the National Health Reform package. The major payments for the government sector in 2011-12 are for:

—	the National Healthcare SPP ($2.57 billion)

—	Health and Hospital Fund projects ($222.4 million)

—	National Health Reform ($165.1 million).

Education and training

Total Australian Government payments for 2011-12 for Queensland’s education and training services and infrastructure will amount to $3.167 billion, comprising $2.778 billion for schools and early childhood and $389.2 million for skills and workforce development. The Australian Government payments for schools includes $1.602 billion for onpassing to non-government schools. The major payments for the government sector are for the:

—	National Schools Agreement ($763 million)

—	National Skills and Workforce Development Agreement ($269.1 million)

—	Productivity Places Program NP ($98.7 million)

—	Nation Building and Jobs Plan – Building the Education Revolution ($63.8 million).

Budget Strategy and Outlook 2011-12	137

Transport infrastructure

Total Australian Government payments for 2011-12 for Queensland’s transport and main roads infrastructure and services will amount to $997.5 million. The major payments for the government sector are for:

—	the Nation Building Program ($949.6 million)

—	Regional Infrastructure Fund projects ($35 million).

Housing

Total Australian Government payments for 2011-12 for Queensland’s housing and homelessness services and infrastructure will amount to $417.6 million, which includes $246.4 million for the National Affordable Housing SPP, as well as other major payments for the government sector for:

—	Remote Indigenous Housing ($96.5 million)

—	the Nation Building and Jobs Plan – Social Housing Initiative ($39.5 million).

Community and disability services

Total Australian Government payments for 2011-12 for Queensland’s disability and community care services will amount to $713 million, which includes $237.4 million for the National Disability SPP and $379.1 million for the Home and Community Care program.

Other payments

The Australian Government has announced that it will make an advance of payments under the National Disaster Relief and Recovery Arrangements of $2.05 billion in 2010-11 and a further advance of $500 million in 2011-12.

GST REVENUE PAYMENTS

Commonwealth Grants Commission

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states. The IGA requires GST to be distributed on the basis of horizontal fiscal equalisation (HFE). In line with this, the CGC aims to give all states the same fiscal capacity to deliver services to their populations after the distribution of the GST, taking into account states’ capacities to raise revenue from their own sources, as well as their different expenditure needs.

The CGC generally conducts reviews of its methodology every five years, with the last review completed in 2010. In addition, the CGC conducts annual updates of the financial, economic and demographic data that underpin its recommendations. More information on HFE and GST distribution can be accessed through the CGC website (www.cgc.gov.au).

138	Budget Strategy and Outlook 2011-12

2011 Update on GST revenue sharing relativities

In April 2011, the Australian Government accepted the CGC’s Report on GST Revenue Sharing Relativities – 2011 Update (the 2011 Update) as the basis for the distribution of the GST revenue to the states in 2011-12.

In the 2011 Update, the CGC recommended an underlying increase in Queensland’s share of GST revenue of $141.7 million in 2011-12, as shown in Table 7.4. The underlying impact reflects the change to Queensland’s GST share from the CGC’s new relativities alone, and does not account for changes in population or the GST pool.

Table 7.4 GST share and underlying impact of relativities, 2011-12
	NSW	VIC	QLD	WA	SA	TAS	ACT	NT
Underlying impact of relativities[1] ($ million)	78.5	(417.1)	141.7	164.4	(51.7)	(23.8)	(28.0)	136.0
GST Share ($ million)	14,950	10,889	9,139	3,598	4,493	1,743	867	2,672
GST per capita ($)	2,031	1,919	1,969	1,521	2,695	3,392	2,368	11,360
Notes:
1.	The underlying impact reflects the change to Queensland’s GST share from the CGC’s new relativities alone, and does not account for changes in population or the size of the GST pool in 2011-12.
Source: Australian Government Budget 2011-12, Commonwealth Grants Commission Report on GST Revenue Sharing Relativities – 2011 Update

The increase of $141.7 million in 2011-12 contrasts with reductions in Queensland’s GST funding of $381.8 million in 2009-10 and $19.8 million in 2010-11.

Queensland’s share of GST has improved due to:

—	Queensland’s below average growth in property transfers, reducing the state’s revenue raising capacity relative to other states

—	updates to the data used in the CGC’s assessment of wages, resulting in upward revisions to the cost of providing many services in Queensland.

These gains were partially offset by:

—	above average Australian Government payments (particularly from the Building Australia Fund)

—	the large increase in total Australian mining revenue between 2006-07 and 2009-10.

Although Queensland’s underlying GST share per capita has increased in 2011-12, Queensland still receives a less than equal per capita share of GST. New South Wales continues to receive a greater per capita share than Queensland, gaining an underlying increase of $78.5 million. A significant decrease in Victoria’s per capita share of the GST has resulted in Victoria falling below Queensland’s per capita share in 2011-12, after receiving a greater per capita share in 2009-10 and 2010-11.

Budget Strategy and Outlook 2011-12	139

While Queensland’s GST share increased in 2011-12, continued recovery from the global financial crisis and increases in mining activity may place downward pressure on the state’s GST share going forward. This could be offset by a variety of factors, such as:

—	continued slow growth in property transfers relative to other states

—	high levels of spending on disaster recovery

—	the potential for a reduced share of Australian Government payments to Queensland, relative to other states.

Queensland’s GST share over time demonstrates an intended consequence of the CGC’s methodology for distributing the GST. Where the relative economic strength of a state changes, so too does its assessed share of GST funding. A key feature of recent CGC annual updates has been the decreasing relativities of those states driving national economic growth, Queensland and Western Australia, compared with states with more established economies, such as New South Wales and Victoria.

In 2011-12, Victoria’s average relativity fell below Queensland’s, largely due to Victoria’s strong revenue from property transfers compared with the national average, and especially compared with Queensland.

As shown in Chart 7.3, Queensland suffered a sharp decline in its relativity in 2008-09, reflecting the state’s high level of mining royalties in that year. This decline continues to place downward pressure on Queensland’s GST share.

Sources: Report on GST Revenue Sharing Relativities – 2011 Update, Queensland Treasury

140	Budget Strategy and Outlook 2011-12

Box 7.1 2011 Update Issues

Treatment of natural disasters

In the 2011 Update, the CGC included an information box on the treatment of natural disasters in the CGC process. This box highlights the impact of average annual natural disaster relief expenses for 2006-07 to 2008-09 on Queensland’s GST share. The information presented reflects the methodology the CGC has used for a number of years and applied consistently to all states. It is expected the treatment of natural disasters will be identical going forward, and will impact states based on the occurrence of natural disasters in each state.

Treatment of iron ore fines

As in previous years, Queensland remains concerned that some of the CGC’s assessments produce inappropriate outcomes. In the lead up to the 2011 Update, Western Australia, the majority producer of iron ore fines, removed some concessions on the mineral which had the effect of increasing the average national royalty rate above the 5% threshold for low royalty rate minerals set by the CGC. The CGC’s current methodology for the mining assessment would have caused Western Australia to lose more revenue from the GST distribution than would have been raised from the increased royalties, were it not for a terms of reference directive (clause 11) to alter the methodology.

This highlights one of the critical issues with the mining assessment, that the current design of the assessment can influence the policy choices of states. It is particularly relevant given subsequent royalty rate changes recently announced by Western Australia in their 2011-12 State Budget that go beyond the changes incorporated in the 2011 Update, released in February 2011.

Mining assessment distribution

Mining revenue comprises around 7% of all state revenue in aggregate, yet represents 76% of the GST that is redistributed as a result of revenue assessments. In net terms, the majority of mining royalties raised by Queensland and Western Australia are offset by the CGC’s redistribution in the 2011 Update (see below). As a result, all other states gain more from mining royalties than Queensland and Western Australia on a per capita basis. The CGC’s methodology appears to be placing undue emphasis on mining royalties, when other revenues, such as stamp duty on conveyances and payroll tax, are more important sources of state revenue.

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT	AUST
Mining revenue[1]	946	44	2,242	2,973	140	35	..	168	6,550
($ million)
2011-12 GST redistribution[2]	1,325	1,845	(1,213)	(2,520)	379	127	125	(69)	3,802
($ million)
Net mining revenue	2,271	1,889	1,029	453	519	162	125	99
($ million)
Net mining revenue[3]	322	352	236	206	322	324	359	446
($ per capita)
Notes:
1.	Figures are the average mining revenue from 2007-08 to 2009-10 and do not therefore reflect changes to mining royalties announced in the Western Australian Government’s 2011-12 Budget.
2.	CGC redistribution for mining revenue based on average assessed revenue raising capacity from 2007-08 to 2009-10.
3.	Calculated using 2007-08 to 2009-10 average populations.
Sources: Queensland Treasury, Commonwealth Grants Commission Report on GST Revenue Sharing Relativities – 2011 Update

Budget Strategy and Outlook 2011-12	141

GST revenue trends

Total GST revenue to all states increased by 2.1% between 2009-10 and 2010-11, with growth expected to increase to 6.4% in 2011-12. The growth rate is then expected to slow to an average of 5.9% over the forward estimates from 2012-13 to 2014-15, far below the 8.3% average annual growth rate between the introduction of the GST in 2000-01 and 2007-08.

The current forecasts of growth in the GST pool remain significantly lower than the Australian Government’s forward estimates before the global financial crisis (2008-09). Recovery from the global financial crisis has not been as strong as anticipated by the Australian Government in its 2010-11 Budget. The global financial crisis is continuing to have a negative impact on state budgets through downward revisions to estimates of GST collections. Over the course of 2010-11 estimates of the GST pool were revised downwards and the Australian Government revised its estimates down even further in its 2011-12 Budget, as shown in Chart 7.4.

Note:

1.	2008-09 Budget line and 2010-11 Budget line have been extrapolated beyond 2011-12 and 2013-14 respectively

Sources: Australian Government Budget Paper No.3, 2008-09, 2010-11, 2011-12 and Queensland Treasury

142	Budget Strategy and Outlook 2011-12

Because GST shares are influenced by population growth, declines in Queensland’s total GST share have been mitigated in recent years by relatively strong population growth, which is causing a gradual increase in Queensland’s share of the national population. However, Queensland’s population growth has resulted in a commensurate increase in demand for services, and Queensland’s ability to meet this demand, or enhance existing services, is affected by recent per capita declines in GST. In per capita terms, Queensland’s share of GST in 2011-12 will be similar to that received in 2006-07, with GST not expected to regain the levels of 2007-08 until 2012-13 (Chart 7.5).

Sources: Australian Government Budget Paper No.3, 2011-12 and Queensland Treasury.

Budget Strategy and Outlook 2011-12	143

STATE-LOCAL GOVERNMENT FINANCIAL RELATIONS

In 2011-12, the Queensland Government will provide a total of $2.778 billion in grants to local governments, compared to $1.755 billion in 2010-11. This includes financial assistance grants being paid by the Australian Government through the states to local government. The high and increasing level of grants to local governments is mainly due to funding associated with reconstruction after recent floods and Cyclone Yasi.

Table 7.5 details Queensland Government grants to local governments.

Table 7.5 Grants to local government in Queensland[1,2]
		2010-11 Est. Act. $ million	2011-12 Budget Estimate $ million
Queensland Government grants
Communities[3]		195	280
Community Safety		10	15
Education and Training		3	5
Employment, Economic Development and Innovation		16	65
Environment and Resource Management		8	35
Health		3	3
Local Government and Planning[4]		907	905
Premier and Cabinet[5]		23	23
Transport and Main Roads		73	87
Queensland Reconstruction Authority		465	1,263
Other[6]		52	98
Total Queensland Government grants		1,755	2,778
Notes:
1.	For current and capital purposes to local government authorities and Aboriginal and Islander councils. Includes Australian Government grants paid through the State to local governments.
2.	Numbers may not add due to rounding.
3.	Includes grants for housing, disability services, child safety, sport and recreation.
4.	Includes general purpose grants from the State and Australian Governments.
5.	Includes grants for the arts.
6.	Includes grants yet unallocated to government agencies.

144	Budget Strategy and Outlook 2011-12

8	PUBLIC NON-FINANCIAL CORPORATIONS SECTOR

FEATURES

—   The 2010-11 natural disasters significantly impacted the financial performance of the Public Non-financial Corporations sector. Recovery works have necessitated unplanned capital and operational expenditure and the deferment of some planned capital works. Reduced revenue and postponed capital expenditure have also impacted on the financial forecasts of the sector.

—   Following the successful completion of a number of asset sales during 2010-11 with net returns to the Government of $12.2 billion (and over $15 billion in realisable proceeds when retained shares in QR National Limited are included), the focus has now switched to ensuring the affected remaining Government-owned corporations are well focused strategically and well prepared to meet the commercial and operational challenges ahead in their respective sectors.

— In 2011-12 the Public Non-financial Corporations sector is expected to pay $782 million in dividends and $249 million in current tax equivalent payments.

—   Community service obligation payments of $1.826 billion will be paid to the sector in 2011-12, largely for public transport and electricity subsidies. These payments offset the dividends and current tax equivalent payments to obtain the net outflow from Government of $795 million.

— The electricity generators are in the final stages of being restructured from the existing three entities to two following a review.

—   A number of significant projects are being planned or undertaken in the transport sector, including the Abbot Point Coal Terminal expansions, the Wiggins Island Coal Terminal, the Connors River Dam and development of the liquefied natural gas industry in Gladstone. The private sector will play a key role in many of these projects.

—   In recent years the State Government has pursued a strategy of encouraging private sector investment in those sectors of the economy where there is not a compelling public policy rationale for public sector ownership. This strengthens market signals for investment and is likely to increase the productivity of investment and allow the State Government to invest in those projects where the rationale for public ownership is strong.

Budget Strategy and Outlook 2011-12	145

The recent Queensland natural disasters have had a significant impact on Public Non-financial Corporations (PNFC) sector entities. Reconstruction costs are considerable. The prioritisation of reconstruction works and refinements to the timetables for significant infrastructure projects have been necessary to support recovery and continued growth in the State’s key economic sectors. Furthermore, interruptions to the day to day business of a range of entities, particularly in the transport sector, have resulted in reduced revenue. The services provided by PNFC entities such as vital port services, electricity supply and distribution, passenger rail and water supply, need to be operating effectively and at full capacity for our economy to prosper.

PNFC entities are implementing initiatives aimed at minimising increases in the cost of living through increasing efficiency and reducing growth in the cost of supplying services. For example, ENERGEX Limited (ENERGEX) and Ergon Energy Corporation Limited (Ergon) continue to progress initiatives for improvements in efficient asset utilisation as well as programs aimed at reducing long term increases in electricity prices through energy conservation and demand management.

The Government’s PNFC sector is a major investor in Queensland infrastructure. This continuing investment ensures the ongoing delivery of energy, transport and water services to the growing Queensland population and supports economic development. Key expenditure in 2011-12 includes:

—	Queensland Rail Limited (Queensland Rail) is forecast to spend a total of $1.157 billion on rail infrastructure and rollingstock throughout the State.

—

Queensland Electricity Transmission Corporation Limited (Powerlink) has allocated funds in 2011-12 towards transmission augmentation works in South West Queensland to establish new 275 kilovolt substations and transmission lines to transmit power from the new gas fired power stations in South West Queensland to help supply Queensland’s growing electricity demand.

—	Ergon and ENERGEX are forecast to spend $937 million and $1.302 billion respectively to meet a continuing commitment to safe, reliable and secure electricity supply to customers.

In addition, a number of projects are being considered in 2011-12, including:

—	SunWater Limited (SunWater) - Connors River Dam and pipeline

—	Queensland Rail - citytrain passenger rollingstock

—	North Queensland Bulk Ports Corporation Limited (NQBP) - Abbot Point Terminals T4-7

—	NQBP – Abbot Point Multi Cargo Facility (MCF).

146	Budget Strategy and Outlook 2011-12

IMPACT OF NATURAL DISASTERS

The recent Queensland natural disasters have had a significant effect on PNFC sector entities through reconstruction costs, lost revenue and delayed capital investment.

PNFC sector transport infrastructure such as Queensland Rail’s track network, was badly damaged during floods in December 2010 and January 2011, and some again by Cyclone Yasi in February 2011. A number of ports were also closed and significant dredging operations were required in some cases.

Flood and cyclone events also impacted the energy sector. Ergon incurred over $40 million in additional capital expenditure to rectify the damage caused by the natural disasters and planned capital expenditure for 2010-11 was revised down. Likewise, a portion of ENERGEX’s 2010-11 planned capital program has been deferred to 2012-13 and 2013-14.

Further information on the impact of the natural disasters on the PNFC sector is provided in Chapter 3.

POST-ASSET SALES PROGRAM TRANSITION

The asset sales program has restructured the State’s balance sheet by transferring operational and ownership activities of some mature and market exposed Government-owned corporation (GOC) activities to the private sector which will now manage the risks and fund future growth.

The program has resulted in the establishment of a new GOC – Queensland Rail Limited – and a focussing of the activities of NQBP on preparing for the port infrastructure growth required to service the booming coal mining sector. Over 2010-11 these two businesses commenced preparation for the commercial and operational challenges in their sectors.

The new Queensland Rail Limited is a corporation with a tight and well understood operational focus on passenger and network services. The benefits of the split of the rail corporations, with QR National Limited now being a privatised entity focused particularly on rail freight services and coal networks, and Queensland Rail Limited’s more focused core business, are already becoming apparent in terms of daily operations, and was particularly evident in the timely flood impact responses earlier this year. Further work with Queensland Rail Limited is planned in 2011-12 on its transition as a new corporation to ensure that it is well placed to meet its operational and strategic objectives. As a largely Community Service Obligation (CSO) funded business, Queensland Rail Limited has a close relationship to government not only as its owner, but also as its principal service purchaser.

Budget Strategy and Outlook 2011-12	147

NQBP is actively progressing new projects and has excellent prospects for further growth through its key ports, Hay Point, Abbot Point, Mackay and Weipa. Following finalisation of the Abbot Point Coal Terminal No. 1 transaction, a key work focus has been to ensure the corporation’s balance sheet is well placed to meet its expected future investment and operational requirements. While NQBP will invest in basic port infrastructure, it will be seeking to introduce private sector funding for the terminal assets as is the case with the T2 and T3 expansions at Abbot Point Coal Terminal.

COST OF LIVING

The Queensland Government acknowledges that the rising cost of living is a major challenge for many Queenslanders. To assist in the minimisation of future increases in the cost of services provided by the PNFC sector, the Queensland Government is working with PNFC entities to enhance efficiency and reduce costs.

Efficiency Initiatives

GOCs are subject to an ongoing program of reforms aimed at ensuring they have the organisational structures and incentive frameworks that allow them to operate at their full commercial potential and to provide a commercial rate of return to the Government.

With the asset sales program completed, the remaining GOCs are on track to achieve their proportion of the $100 million annual savings announced as part of the 2008-09 Mid Year Fiscal and Economic Review. 2011-12 represents the fourth and final year of the original efficiencies program announced over the then forward estimates in 2008-09. The savings efficiencies achieved will be reflected from 2012-13 onwards in each GOC’s underlying annual forward estimates, as demonstrated in Chart 8.1 by the forecast increased rate of return.

Efficiency initiatives are required to enhance financial performance without detracting from the quality and reliability of customer services and include:

—	Sunwater continues to implement its Smarter, Lighter, Faster initiative, targeting reduced overhead and indirect costs across the business.

—

Queensland Rail continues to invest in and leverage new technologies where appropriate in order to become more efficient and cost-effective. In addition to these outcomes, programs already underway will lead to the availability of real-time status reports, optimised on-time running performance and will allow for improved passenger tools such as instant messaging status updates.

—	ENERGEX and Ergon are progressing their joint workings program in the areas of asset management, strategic sourcing, procurement and logistics and works management.

148	Budget Strategy and Outlook 2011-12

Electricity Pricing

Network costs

Given the exceptional circumstances faced by Queenslanders as a result of the unprecedented natural disasters across the State, the Government has acted to mitigate the impact of network costs on retail electricity prices for consumers in 2011-12. Shareholding Ministers have issued directions to energy distribution entities under the Government Owned Corporations Act 1993 not to recover the additional revenue of $93.2 million in 2011-12 that would have been allowed under a recent Australian Competition Tribunal decision. This additional revenue would have ordinarily resulted in higher network costs, which make up nearly 50 per cent of retail electricity prices in Queensland, flowing through to retail electricity prices.

In addition, the Government has taken action in agreement with the distribution GOCs so that the costs to ENERGEX and Ergon of repairing the distribution network following the natural disasters will not be passed on to consumers.

These actions ease the cost of living pressures for Queenslanders by reducing the impact of network pricing on increases in electricity prices for consumers.

Pricing framework reform

From 1 July 2012, Queensland electricity prices will be set using a fairer pricing framework, and based on new cost-reflective tariff structures.

The new tariff structures will include the introduction of inclining block tariffs (IBT) for residential customers. IBTs are designed to encourage customers to use electricity more efficiently by charging a fixed supply cost and a series of consumption blocks priced at successively higher rates. This means that high consumption customers will be encouraged to reduce their overall energy use, while the impact on low consumption customers of moving to the new cost-reflective tariff structures will be minimised.

The existing tariff schedule will also be updated to include a voluntary residential Time-of-Use tariff for those customers with an interval meter installed (allowing prices to be varied across different times of the day). This will encourage customers to shift their electricity consumption away from peak periods.

The Queensland Competition Authority will undertake comprehensive consultation with the community and stakeholders on the new pricing framework and tariff structures prior to implementation.

Budget Strategy and Outlook 2011-12	149

Demand growth and pricing impacts

Queensland’s electricity consumption is expected to grow substantially into the future. Over the past three years, Queensland’s annual electricity consumption has averaged approximately 47,100 gigawatt hours (on an as delivered basis). Current 2010 Australian Energy Market Operator Electricity Statement of Opportunities forecasts are for electricity consumption to grow at a strong 5.27% per annum for the three years to 2013-14. Peak summer demand, in particular, is forecast to continue to increase at a faster rate than average energy consumption whilst the successful financing and development of major resource projects is expected to impact overall usage.

In this context, Powerlink, ENERGEX and Ergon are investing in the network to ensure it is sufficient to meet peak demand growth while progressing initiatives that encourage energy conservation and demand management, which can limit demand growth and reduce the cost of electricity for consumers. These initiatives focus on energy conservation and demand management through improved network functionality and empowering customers to lower electricity consumption in peak times in order to deliver lower network price rises over the longer term.

In addition, the Queensland Government is collaborating with ENERGEX and Ergon, and has developed the Electricity Demand Management Initiatives Package to work with customers to reduce overall energy consumption, the rate of peak demand growth and improve the capacity of the State’s electricity infrastructure. The four key initiatives include the Residential Targeted Initiative; the Demand Management for Commercial and Industrial Customers Initiative; the Reward Based Tariff Trials and Policy Development Initiative; and the Energy Conservation Communities Initiative.

The short term benefits from these initiatives are estimated to be a reduction in peak demand of 40 megawatts which equates to an estimated $120 million in transmission, distribution and generation infrastructure savings. Futhermore, with a continuation of related activities over future years, a reduction in Queensland’s peak electricity demand of 1,121 megawatts (or 24 per cent of the forecast growth from 2008 to 2020), could be delivered resulting in a reduction in electricity utility capital expenditure of $4 billion, which would otherwise be recouped from customers. Expenditure of $221 million for these activities has been allowed by the Australian Energy Regulator over the next five years.

ENERGEX and Ergon plan to spend a total of $71.8 million on the full program of demand side management initiatives in 2011-12.

150	Budget Strategy and Outlook 2011-12

FINANCES AND PERFORMANCE

GOCs operate in a commercial environment. These entities are managed by independent boards and management teams under the oversight of the Queensland Government through their shareholding Ministers and are expected to provide a commercial return.

The financial and non-financial performance of GOCs is monitored by the Government on an ongoing basis and GOCs are required to report against key performance indicators (KPIs), under the performance monitoring and reporting framework. The GOCs’ underlying financial performance against a selection of KPIs is provided in Table 8.1.

Table 8.1 Total GOC Sector Key Financial Indicators of Underlying Performance[1], 2,3
	2009-10 Actual	2010-11 Est. Act.	2011-12 Budget
Earnings Before Interest and Tax ($M)	2,030	2,362	2,207
Return on Assets (%)	6.09	6.77	6.00
Return on Equity (%)	5.78	7.77	5.69
Gearing (debt/debt+equity) (%)	56.57	57.58	59.86
Notes:
1.	Numbers may not add due to rounding.
2.	For the purposes of this table and to enable valid comparisons, the following entities are excluded: Port of Brisbane Corporation Limited (sold as part of the Queensland Government’s Asset Sales Program in 2010-11), NQBP (due to the lease of Abbot Point Coal Terminal No. 1), Queensland Rail Limited (a new entity formed in 2010-11), QR Limited (no longer a GOC as at 21 September 2010).
3.	QIC Limited is excluded as it is a Public Financial Corporation.

The GOC sector provides essential infrastructure for the State’s economy and its earnings are tied to its economic conditions and growth. The major components of GOC revenue include passenger rail charges, electricity sales, electricity distribution and network charges, port charges and agriculture and bulk water delivery charges.

GOC Earnings Before Interest and Tax (EBIT) are expected to grow from 2009-10 to 2011-12 and into the future. In the energy sector, this growth can be attributed to increased energy demand related to economic and demand growth combined with a range of initiatives designed to improve the efficiency of supply. The significant infrastructure investments currently being undertaken by the port GOCs and SunWater, particularly in relation to the coal supply chain, are also expected to lead to increased EBIT in the medium term. Much of this infrastructure supports related private sector investment and the broader economic conditions that drive GOC profitability.

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As discussed previously, the natural disasters of 2010-11 have impacted on the operations of GOCs and this has flowed through in the form of rectification costs and lost revenue. However, even taking account of these costs, EBIT and Return on Assets (RoA) are expected to increase in 2010-11, largely as a result of improvements in the energy sector, as discussed, and the sale of a surplus mining development lease by the Stanwell Corporation Limited (Stanwell).

Notwithstanding the considerable capital investment in the energy sector by ENERGEX, Ergon, Powerlink and throughout the ports sector, the RoA and Return on Equity (RoE) for the GOC sector is relatively stable over the period 2009-10 to 2011-12. This is largely due to corresponding increases in earnings and profitability.

The increase in gearing from 2009-10 to 2011-12 reflects the significant infrastructure investment being undertaken in the GOC sector. Whilst maintaining appropriate capital structures, borrowings by GOCs allow for more timely investment in assets which are expected to drive GOC profitability and the Queensland economy.

Returns to Government

The Government earns a return from GOCs in the form of dividends and current tax equivalent payments (TEPs) from its investment in the PNFC sector. Consistent with Uniform Presentation Framework requirements, only current TEPs are used to calculate net flows.

Dividends

Dividends are paid as a percentage of after tax profits, that is after all expenses including depreciation have been accounted for. This ensures that there is no impact on the capacity of GOCs to carry out necessary maintenance, repairs and asset replacement. Further, the added guarantee of the three-tiered solvency test under the Corporations Act 2001 requires that GOC boards be satisfied that not only is the payment of a dividend fair and reasonable to its shareholders, but that the GOC’s assets exceed its liabilities, and that the payment of a dividend does not impact the ability of the GOC to meet its commitments.

Dividend payments are approved by shareholding Ministers on the recommendations of GOC boards.

Total dividends to be declared to Government in 2011-12 are estimated at $782 million (Table 8.2).

152	Budget Strategy and Outlook 2011-12

Table 8.2 Ordinary Dividends[1]
	2009-10 Actual $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million
Energy Sector[2,3]	520	741	586
Transport Sector (rail and ports)[4]	120	240	163
Other	11	18	30
Non-GOC	1	1	4
Total PNFC sector dividends	652	1,000	782
Notes:
1.	Numbers may not add due to rounding.
2.	The increase in energy sector dividends from 2009-10 to 2011-12 can be mainly attributed to ENERGEX and Ergon, reflecting the impact of the Australian Energy Regulator (AER) Final Determination 2010-11 to 2014-15 on regulated revenue.
3.	The increase in 2010-11 energy sector dividends is largely the result of a one-off increase in dividend payments from Stanwell following the sale of a surplus mining development lease.
4.	The increase in transport sector dividends for 2010-11 largely represents the receipt of a dividend from Queensland Rail Limited. In 2009-10 no dividend was paid by the former QR Limited.

The Government’s return from its ownership of GOCs is calculated as dividends divided by average total equity. This represents an estimated rate of return of 3.93% in 2011-12. As indicated in Chart 8.1 below, it is anticipated that the rate of return will continue to improve over the forward estimates period to 5.4% by 2014-15.

Notes:

1.	QIC Limited is excluded as it is a Public Financial Corporation.
2.	Calculated as (ordinary dividends / average total equity).
3.	Excludes dividends associated with asset sales and special dividends.

Budget Strategy and Outlook 2011-12	153

Tax Equivalent Payments

PNFC sector entities pay TEPs in lieu of the taxes they would have to pay if they were not Government owned, with TEPs calculated as 30% of earnings before tax. Total current TEPs for 2011-12 are estimated at $249 million (Table 8.3).

Table 8.3 Current Tax Equivalent Payments[1]
	2009-10 Actual $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million
Energy Sector[2]	137	184	123
Transport Sector (rail and ports)[3]	92	104	105
Other	11	10	16
Non-GOC	3	2	5
Total PNFC sector current TEPs	242	300	249
Notes:
1.	Numbers may not add due to rounding.
2.	The increase in 2010-11 energy sector TEPs is largely the result of a one off increase from Stanwell following the sale of a surplus mining development lease.
3.	The transport sector 2009-10 TEPs reflects the adjustments made to QR Limited’s accounts in preparation for the separation of Queensland Rail. Subsequently the 2010-11 increase of transport sector TEPs is reflective of Queensland Rail’s profitability as a separated business, offset by financial results for NQBP and Port of Brisbane Corporation Limited.

Community Service Obligations

In situations when the Government seeks to have a commercial business deliver a particular non-commercial product or service to the community, the Government provides a CSO payment to the business.

In 2011-12, it is estimated that the Government will pay CSOs of $1.826 billion (Table 8.4).

154	Budget Strategy and Outlook 2011-12

Table 8.4 Community Service Obligations[1]
	2009-10 Actual $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million
Energy Sector[2]	252	388	411
Transport Sector (rail and ports)[3,4]	1,087	1,451	1,407
Other	3	7	6
Non-GOC	8	1	1
Total PNFC sector CSOs	1,350	1,847	1,826
Notes:
1.	Numbers may not add due to rounding.
2.	The increase is due to increased costs to provide services to regional customers.
3.	The increase is due to:
	– increase in passenger service payments as a culmination of network expansion, passenger growth and service frequency; and
	– increase in regional passenger and rail infrastructure payments due to increase in service delivery costs.
4.	From 2010-11 Transport CSO payments exclude Regional Freight and Livestock CSOs which are paid to QR National Limited.

Balance Sheet Management

The Queensland Government aims to maintain appropriate capital structures for GOCs to ensure optimum utilisation of capital resources and to ensure they are adequately funded to undertake approved projects.

To this end, the Queensland Treasury Corporation (QTC) reviews the GOCs’ capital structures annually to ensure unregulated GOCs maintain private ratings of investment grade (BBB- or above) and regulated GOCs maintained ratings of at least BBB+. As considered necessary, equity is provided or repatriated to maintain the credit ratings appropriate to each GOC.

Over the forward estimates, the majority of the GOC equity injections are forecast to be provided to Queensland Rail for capital projects as outlined in Budget Paper 3 (Capital Statement).

Equity injections for the non-GOC sector in 2010-11 and 2011-12 include contributions to the Queensland Bulk Water Supply and Transport Authorities. The contributions maintain the capital structures agreed with responsible Ministers upon commissioning and transfer of final Water Grid infrastructure projects.

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The following is the proposed schedule of equity injections and repatriations over the forward estimates period (Table 8.5).

Table 8.5 Equity Injections / Repatriations[1]
	2010-11 Est. Act. $ million	2011-12 Budget $ million	2012-13 Forecast $ million	2013-14 Forecast $ million	2014-15 Forecast $ million
GOC	352	436	420	616	924
Non-GOC	174	20	0	0	0
Total PNFC sector equity injections/ repatriations	526	456	420	616	924
Note:
1.	Numbers may not add due to rounding.
2.	Excludes repatriations of asset sale proceeds related to the Queensland Government Asset Sales Program.

The GOC sector’s significant capital expenditure program is subject to post investment reviews which are assessments of projects after they have been implemented or commissioned and indicate the extent to which the project is performing as expected. Recent and planned reviews include:

—

During 2010-11, QTC conducted a post investment review of Gladstone Ports Corporation Limited’s (GPC) RG Tanna Coal Terminal Expansion Project. This review concluded that the project was implemented effectively and efficiently.

—

The post investment review of the Kogan Creek power station project is continuing and the current phase is focussed on CS Energy Limited’s (CS Energy) initiatives on the technical performance of the plant.

The 2008-09 Mid Year Fiscal and Economic Review also required GOCs to review their balance sheets to identify non-performing and non-core assets that could be divested. This has been an on-going process separate from the asset sales program and has seen the divestment of surplus land holdings, interstate wind farms and non-core operations. Further divestments over the forward estimates include the finalisation of Stanwell’s investment in the Emu Downs Wind Farm and Badgingarra Wind Farm development and 30 hectares of waterfront property that is considered surplus to Port of Townsville Limited’s (PoTL) future requirements.

Non-Financial Performance

GOCs’ non-financial performance against a number of KPIs is outlined in Appendix D.

156	Budget Strategy and Outlook 2011-12

ENERGY SECTOR

Shareholder Review of Queensland Government Owned Generators

On 25 November 2010, the Government announced the outcome of the Shareholder Review of Queensland Government Owned Generators. The restructure will result in the current three generation companies (Gencos) – CS Energy, Stanwell and Tarong Energy Corporation Limited – being merged to form two new companies from 1 July 2011. As a result of the restructure, the Gencos have also been directed to immediately refocus their business strategy from one of growth to one of maximising efficiency and managing costs within the existing aggregated megawatt portfolio.

The restructure will be achieved by the reallocation of assets to the existing CS Energy and Stanwell corporate entities, using the provisions of Section 161 of the Government Owned Corporations Act 1993.

The impetus for reform of the Genco sector includes:

—	the potential impact on the Genco sector from the Australian Government’s proposed carbon reduction measures

—	the deregulation of the electricity market which has led to an increase in competition, particularly from vertically-integrated retailers

—

a general trend of declining pool prices over the period (excluding the recent drought-related increase in 2006-07 and 2007-08), reflecting the increasingly competitive market as well as the underlying over-supply of base load generation for the then prevailing demand levels

—	declining returns from a mainly ageing portfolio of predominately base load coal-fired power stations.

On 10 March 2011, following consultation with employees and unions, the Government announced the final portfolio allocation between the two restructured Gencos.

North West Queensland Energy Process

The independent review of energy delivery in the North West Queensland Minerals Province (NWQ Minerals Province), announced by the Government and the Queensland Resources Council was conducted during 2008-09. The final report, ‘Providing a Circuit Breaker to Meet North West Queensland’s Future Electricity Needs’, launched by the Australian and Queensland Governments in August 2009, recommended a customer-led competitive process during which proponents would negotiate with customers to confirm a long-term energy solution for the North West and its growing resources sector.

The customer led competitive process is ongoing, with customers still engaging with energy supply proponents which include local gas-fired generation or transmission line connection to the National Electricity Market.

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Work is continuing with energy infrastructure proponents and customers to facilitate the necessary approvals to ensure all potential energy solutions have a strong chance of success. This includes working with the proponents of the CopperString project, following advice from customers that they had selected this project from a number of potential transmission proponents to undertake a detailed feasibility study, and continuing to liaise with gas project proponents.

Surat Basin Transmission Network Reinforcement Plan

Powerlink is undertaking a South West Queensland Augmentation project which will provide the foundation for an extension of the high voltage transmission network into the North West Surat Basin to meet the electricity needs of the rapidly growing liquefied natural gas (LNG) industry’s upstream processing plants in the area.

The Surat Basin is experiencing rapid growth driven by developments in the energy and resources sector. To reinforce electricity supply to the region, Powerlink is planning to extend its existing high voltage transmission network into the Surat Basin, using the proposed Western Downs Substation as the starting point for a broader plan based on the long-term needs of existing and emerging electricity customers in the region such as proposed coal seam gas, LNG upstream facilities, and coal mining projects.

Network Augmentation

Continuing to provide Queensland with a safe, secure and reliable electricity distribution network is being underpinned by further significant capital investment by ENERGEX and Ergon of $2.239 billion in 2011-12.

Major elements in Ergon’s program include a further $4.1 million in 2011-12 on a new $13 million geothermal power station for Birdsville and $496.8 million for network infrastructure improvements, refurbishments and replacements.

ENERGEX’s program of works includes $392.2 million in augmentation works for its network and $718 million in sub-transmission works for new substations and feeders.

Kogan Solar Boost Project

CS Energy will complete construction of a 44 megawatt (MW) solar thermal augmentation to the Kogan Creek Power Station (the Kogan Creek Power Station Solar Boost Project) in mid 2013. The solar thermal system pre-heats the boiler feedwater increasing the station’s overall efficiency. Without any additional coal, the station will generate an additional maximum of 44 MW, with an annual average of 23 MW and an output of 40 gigawatt hours per annum over an operational life of 25 years.

The $104.7 million project will be funded by CS Energy, the Queensland Government and the Australian Government. The project presents the opportunity for CS Energy to commercialise low emissions plant.

158	Budget Strategy and Outlook 2011-12

TRANSPORT SECTOR

Queensland Rail Limited

Queensland Rail Limited was declared a GOC on 1 July 2010 following the separation of the business from QR Limited. QR Limited is now trading as the private company QR National Limited.

Queensland Rail is an integrated passenger and rail network infrastructure business, servicing the passenger, tourism, resources and freight markets.

Darra to Springfield Transport Corridor Stage 2

The first stage of the Darra to Springfield Transport Corridor included 4.5 kilometres of new rail line between Darra and Richlands plus the new Richlands station and upgrade to the Centenary Highway at a cost of $800 million. To assist with flood recovery efforts during January 2011 the Government decided to open Richlands station and service operations a week ahead of schedule.

The Darra to Springfield Transport Corridor Stage 2 project consists of extending the rail line from Richlands to Springfield (9.5 kilometres), building two railway stations at Springfield and Springfield Lakes, upgrades to the existing Centenary Highway and a cycle track.

During February 2011 the Premier announced Trackstar Alliance as the successful proponent for the $475 million project.

Construction is currently underway and the project is expected to be completed in mid 2013.

Passenger Rollingstock program

QR Limited called for expressions of interest (EOIs) in December 2008 from Australian and international suppliers to build up to 200 three-car train sets to cater for the expected growth in public transport use and network expansion in South East Queensland (SEQ), as well as replace existing ageing rollingstock. Following the EOI process, three bidders with the capability and experience to meet Queensland Rail’s requirements – United Group and Rotem; Downer EDI and Bombardier; and Mitsubishi and CAF, were shortlisted.

In December 2010, the request for proposals (RFP) were provided to the shortlisted bidders, seeking bids for the design, construction and maintenance (on a whole-of-life basis) of the 200 three-car train sets and the maintenance facility in which the trains will be maintained. The RFP included a Local Industry Participation Plan and a weighting for local content in the assessment process.

Budget Strategy and Outlook 2011-12	159

The RFP process is scheduled to close in mid 2011, with the next stage comprising shortlisted bidders providing best and final offers in late 2011. Queensland Rail proposes to award the contract by mid 2012.

Moreton Bay Rail Link

Moreton Bay Rail Link includes the construction of a 12.6 kilometre rail spur from Petrie to Kippa Ring and six new railway stations.

The $1.15 billion project is being funded by the Australian Government ($742 million), Queensland Government ($300 million plus land valued at $120 million) and Moreton Bay Regional Council ($105 million). Queensland Rail is currently finalising the business case, with the project scheduled for completion in 2016.

Port GOCs

North Queensland Bulk Ports Corporation Limited

Demand for Queensland coal continues to grow and the State Government is planning significant investment in additional port infrastructure to ensure this demand can be satisfied. As part of this investment, Abbot Point Coal Terminal is set to undergo a significant expansion with up to six new coal terminals inclusive of Terminal Sites T2 and T3 for which preferred proponents have already been announced. The further possible expansion of another four Terminal Sites (T4-7) involving a possible 120 million tonnes per annum (mtpa) increase in capacity using standard terminal planning assumptions, would bring total capacity to nearly 300 mtpa.

Abbot Point Coal Terminal Sites T2 and T3

NQBP has been developing framework agreements with preferred proponents BHP Billiton Limited (BHP Billiton) and Hancock Coal Pty Ltd (Hancock Coal) for the development of Terminals 2 and 3 at the Port of Abbot Point. BHP Billiton and Hancock Coal have expressed interest in optimising the land area to build coal terminals with the capacity of 50 mtpa and 60 mtpa respectively. BHP Billiton anticipates exports to commence from its terminal in 2015 while Hancock Coal anticipates exports to commence at end 2013.

Abbot Point Coal Terminal Sites T4-7

NQBP is also considering the development of four additional coal terminals at Abbot Point. Referred to as Terminals 4-7 each terminal would have a nominal capacity of 30 mtpa. A site has been identified within the Abbot Point State Development Area for the development. NQBP has sought EOIs for the right to develop the T4-7 coal terminals in mid 2011 with awarding of preferred proponents planned for end 2011. Initial expressions for capacity from Galilee and Bowen Basin miners for T4-7 have been strong.

160	Budget Strategy and Outlook 2011-12

Abbot Point Multi Cargo Facility

The Multi Cargo Facility (MCF) is proposed by NQBP as a sheltered harbour at the Port of Abbot Point designed to accommodate multiple trades including bulk commodities, liquefied natural gas and petroleum products. The proposed project will also provide a shipping access channel and tug harbour for the port. The MCF is proposed to be constructed in two stages. Stage 1 involves the construction of berths and a common user tug facility to accommodate the T2 and T3 projects. Stage 2 involves the construction of additional berths to accommodate the T4-7 project and potential other trades form the Abbot Point State Development Area.

Hay Point (Dudgeon Point)

Following an EOI process in mid 2010, NQBP awarded preferred proponent status for the potential development of new export facilities at Dudgeon Point located at the Port of Hay Point to Adani Mining Pty Ltd and Dudgeon Point Project Management Pty Ltd. Framework agreements for the proposed development are currently being negotiated by NQBP with the two companies.

Gladstone Ports Corporation Limited

Port of Gladstone Expansion Projects

GPC is continuing the development of the LNG industry port infrastructure at the Port of Gladstone.

The Fisherman’s Landing Port Expansion (FLPE) project involves expanding the existing Fisherman’s Landing facility through the reclamation of approximately 170 hectares adjacent to the existing port facility. The reclamation will provide additional land to support the future construction of six wharves for the development of transport, storage, loading and unloading facilities. This project includes construction of a bund wall to provide a location for the disposal of dredge material from the capital dredging to deepen and widen the Targinie channel and the Fisherman’s Landing swing basin.

As part of the Western Basin Dredging and Disposal Project, bunding of an area of approximately 235 hectares contiguous to the north of the FLPE will also be undertaken. This area will accommodate the long-term dredging and dredged material disposal to provide safe and efficient access to existing and proposed port facilities in the Western Basin, particularly the LNG industry.

The current estimated cost of the bund walls is $101 million. The walls are expected to be completed by the end of 2011.

Budget Strategy and Outlook 2011-12	161

Liquefied Natural Gas Dredging and Marine Project

Under agreements entered into with the LNG industry, GPC, as project manager, will undertake $1.474 billion in dredging works over 3 years. These projects are to be funded by the LNG industry except for the Clinton Bypass which GPC will fund under the approved Western Basin Dredging and Disposal Project, and the works for the Wiggins Island Coal Terminal which are to be paid for by that project’s proponents. This is a major dredging campaign which will result in the development of materials off-loading facility docks, swing basins, berth pockets and channels for the LNG industry and dredging associated with the proposed Wiggins Island Coal Terminal.

The total dredging works are split into the following parcels:

1.	dredging works for Curtis Channel and swing basins

2.	dredging works for Targinie Channel and Fisherman’s Landing swing basin

3.	dredging works for Curtis Channel extension including swing basin

4.	dredging work for part widening and deepening Clinton Bypass plus part Targinie Channel (main channel works common to all shippers)

5.	preliminary dredging work for construction requirements, including material off-loading facilities and berths’ pockets

6.	demobilisation and clean up

7.	dredging work for Wiggins Island Coal Terminal.

Wiggins Island Coal Terminal

The proposed Wiggins Island Coal Terminal will be located at the Port of Gladstone. The Wiggins Island Coal Export Terminal Group (a consortium of coal companies) will finance and own the terminal with GPC as operator. Stage 1 of the Terminal is to be developed to accommodate the initial capacity commitments received from shippers of 27 mtpa. The proposed total export capacity of the terminal will be approximately 80 mtpa when fully developed at a total cost of approximately $5 billion.

A number of activities required to be finalised ahead of project and financial close are provided for in the Framework Deed and continue to be progressed with project financial close and commencement of construction of Stage 1 of the terminal expected to occur in the next few months.

162	Budget Strategy and Outlook 2011-12

Balaclava Island

Balaclava Island Coal Export Terminal is a proposed ‘single user’ proponent funded project sponsored by Xstrata Coal Queensland (XCQ) and located at Port Alma, 40kms north of Gladstone. The project is planned to be developed to export 35 mtpa with milestones of construction commencement in 2012 and terminal commissioning in 2014. This development will avoid further congestion at coal terminals at the Port of Gladstone including the proposed Wiggins Island Coal Terminal, and increase the volume of exports to global markets from XCQ’s existing and proposed mines in Queensland’s Bowen and Surat Basins.

Surat Basin

The Surat Basin Railway (SBR) will facilitate development of significant coal reserves in the Surat Basin by providing a rail link from Wandoan to Banana, ultimately connecting the region to the Port of Gladstone and the proposed Wiggins Island and Balaclava Island Coal Export Terminals. In December 2006, the SBR Joint Venture, now comprising Queensland Rail, XCQ, and the Australian Transport and Energy Corridor, was granted an exclusive mandate to develop the SBR through to financial close.

The timeframes for the SBR project are expected to closely align with the delivery of other key private sector projects in the Surat Basin, particularly XCQ’s Wandoan Coal Project, and will support infrastructure such as the Wiggins Island Coal Terminal at Gladstone and Balaclava Island Coal Export Terminal at Port Alma and upgrades to QR National Limited’s Moura rail system.

Port of Townsville Limited

Marine Precinct

In 2009-10, the Government approved the $110 million development of the Marine Precinct at the PoTL. The Precinct will provide a dedicated marine industrial facility, while allowing for the relocation of a number of marine activities from sites upstream of the Townsville Port Access Road Bridge now under construction.

Early in 2010, Laing O’Rourke Pty Ltd and PoTL formed an alliance partnership for the construction of the Precinct. On 25 May 2010, the first sod was turned for stage one of the precinct. The focus of the stage one works is to relocate the local commercial fishing fleet, marine fabrication and repair industries, marine research facilities and other key marine developments. The construction program of the Precinct remains on schedule with completion anticipated by late 2011.

Budget Strategy and Outlook 2011-12	163

Berth 10A

PoTL proposes to undertake the redevelopment of Berth 10A to increase the utility of the berth for military vessels, the cruise ship tourism trade and the capacity to conduct commercial cargo trade by Panamax-sized vessels on the berth. The approximate cost of $85 million will include construction of a new cruise ship terminal on the berth.

Berths 6, 7 and 8

To support the export operations that currently use Berth 7, PoTL has reached agreement with Xstrata Copper and Xstrata Zinc to upgrade Berth 8 at an estimated cost of $57 million to allow their relocation, of which PoTL is contributing $33 million. Export capacity will increase from 2.7 mtpa to 5 mtpa by moving to Berth 8. Once the Berth 8 upgrade is complete, Berths 6 and 7 will be demolished for an approximate cost of $8 million.

Far North Queensland Ports Corporation Limited (Ports North)

Cairns Foreshore Development

Ports North is continuing with the long-term Cityport development plan. 2010 saw the delivery of the new Cairns Cruise Ship Terminal, and Ports North is now progressing with the next $9 million stage of the $23 million foreshore development. This will create a 600 metre public promenade along the harbour linking the Cairns Convention Centre through the Lagoon and Esplanade. The project delivers extensive public open space along the waterfront that previously was not accessible to the public.

164	Budget Strategy and Outlook 2011-12

WATER SECTOR

SunWater Limited

Regulatory Pricing

SunWater’s current rural irrigation price path ends on 30 June 2011 and the process to determine irrigation prices for the period from 1 July 2011 to 30 June 2016 is underway. The Queensland Competition Authority will also provide technical advice and recommend prices that will give Government, irrigators and SunWater confidence in the independence of the process.

The next price path will continue the Government’s policy to transition rural irrigation prices to reflect the recovery of all of SunWater’s costs, which is an important component of the Government meeting its commitments to water reform, under the 2004 National Water Initiative.

Regional Water Projects

Through 2011, SunWater will continue its capital works program and related investigations subject to their support by sound business cases underwritten by commercial contracts with customers and appropriate funding strategies agreed with by shareholding departments.

Proposed projects include:

Connors River Dam and Pipeline

Subject to Shareholding Ministers’ approval, SunWater has proposed the construction of the 373,622 megalitre (ML) Connors River Dam, and a 133 kilometre pipeline linking the dam to Moranbah. This project will supply water primarily to commercial customers and support proposed new mining projects in the Bowen Basin. In addition, the towns of Nebo and Moranbah will receive water allocations that will provide security of supply to the townships.

Moranbah to Alpha Pipeline

To support coal mining developments in the Galilee Basin, SunWater is investigating the construction of a 265 kilometre pipeline from Moranbah to Alpha. This pipeline is planned to utilise water from the Connors River Dam.

Burdekin to Moranbah Pipeline Augmentation

SunWater proposes to upgrade the existing Burdekin Moranbah Pipeline to provide an additional 5.6 gigalitres per annum. The additional capacity is to meet increased demand from coal mines in the Bowen Basin.

Budget Strategy and Outlook 2011-12	165

Nathan Dam

The proposed Nathan Dam will transport water via a new pipeline to mines and power stations in the Surat Basin, potentially extending as far as Dalby. The final storage size and reach of potential water distribution is dependent on the outcomes of SunWater’s business case.

Kenya to Chinchilla Weir Pipeline

Queensland Gas Corporation Limited has contracted SunWater to build, own and operate a 20 kilometre buried pipeline to transport up to 100 ML per day of treated coal seam gas water from its Kenya water treatment plant in the Surat Basin to Chinchilla Weir.

The pipeline will provide water mainly for beneficial use by the agricultural community, but water will also be made available to supplement the Chinchilla town water supply though the Chinchilla Weir Water Supply Scheme.

Kinchant Dam Safety Upgrade

The dam safety upgrade of Kinchant Dam will involve an improvement of the existing drainage system within the structure itself, together with the installation of additional drainage within and downstream of the dam foundation. These modifications will allow the dam to hold excess water until it can pass safely through the spillway or the outlet works.

Construction is planned to commence in mid 2011 with an expected completion date in mid 2013 at a cost of $30 million.

166	Budget Strategy and Outlook 2011-12

State Water Entities

Since 2006, the Queensland Government has been undertaking reform of the water supply industry in SEQ. The key elements of this reform process include:

—	the construction of the SEQ Water Grid, establishing interconnection of key supply and demand zones to allow the efficient management of the region’s water supplies

—	the structural consolidation of the water supply industry in SEQ, including the establishment of four Government-owned bulk water entities to own and operate the Water Grid.

In the middle of acute drought conditions, the reform of the bulk water industry was a critical step in ensuring the capabilities and accountability necessary to deliver water security for the region. Five years on, supply security in SEQ has substantially improved.

In late 2010, Government announced a number of measures to maximise bulk water efficiencies across the SEQ Water Grid. This included placing parts of climate-resilient supply projects into standby mode, while maintaining the flexibility for operations to be activated in emergency situations, and re-mobilised when required.

In December 2010, Government also announced the further rationalisation of the bulk water sector through the merger of the region’s two bulk water authorities (Queensland Bulk Water Supply Authority and Queensland Manufactured Water Authority) into a more streamlined, cost-efficient operation. This will ensure the SEQ bulk water sector is structured to most efficiently meet the future supply needs of the region.

In 2011-12, Government will continue to finalise Water Grid projects.

For the Northern Pipeline Interconnector Stage 2, which will facilitate the integration of the Sunshine Coast Regional Council into the SEQ Water Grid, $35.7 million is budgeted in 2011-12.

The Government-owned special-purpose vehicle construction company Queensland Water Infrastructure Pty Ltd is also progressing with construction of the $348 million Wyalarong Dam project, which is scheduled for completion in 2011.

Budget Strategy and Outlook 2011-12	167

9	UNIFORM PRESENTATION FRAMEWORK

INTRODUCTION

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) of reporting as required under the Australian Loan Council arrangements.

The Framework was reviewed following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

In addition, the chapter provides:

—	a reconciliation of the General Government sector net operating balance to the accounting operating result

—	a time series for the General Government sector using the revised UPF

—	details of General Government grant revenue and expenses

—	details of General Government sector dividend and income tax equivalent income

—	data on General Government expenses and purchases of non-financial assets by function

—	details of taxation revenue collected by the General Government sector

—	the State’s revised Loan Council Budget allocation

—	details of contingent liabilities

—	background information on the revised UPF and disclosure differences arising from it, including the conceptual basis, sector definitions and a list of reporting entities.

UNIFORM PRESENTATION FRAMEWORK FINANCIAL INFORMATION

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on a harmonised basis for the General Government, Public Non-financial Corporations (PNFC) and Non-financial Public sectors.

Under the UPF requirements, budgeted financial information for the Public Financial Corporations (PFC) sector is not included.

168	Budget Strategy and Outlook 2011-12

Table 9.1
General Government Sector Operating Statement [1]

		2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million

	Revenue from Transactions
	Taxation revenue	10,192	9,876	10,527	11,415	12,144	13,164
	Grants revenue	18,872	20,081	20,262	22,229	21,655	21,847
	Sales of goods and services	4,077	4,113	4,559	4,772	4,974	5,126
	Interest income	2,132	2,289	2,477	2,575	2,647	2,710
	Dividend and income tax equivalent income	1,460	1,336	1,047	1,197	1,485	1,634
	Other revenue	3,874	3,488	4,134	4,317	4,098	4,336
	Total Revenue from Transactions	40,606	41,183	43,007	46,506	47,004	48,817

Less	Expenses from Transactions
	Employee expenses	16,221	16,955	17,932	18,434	19,274	20,206
	Superannuation expenses
	Superannuation interest cost	1,261	1,265	1,201	1,210	1,212	1,207
	Other superannuation expenses	2,103	2,128	2,212	2,292	2,349	2,389
	Other operating expenses	8,502	8,659	9,597	9,986	9,504	9,431
	Depreciation and amortisation	2,822	2,608	2,872	3,213	3,500	3,604
	Other interest expenses	1,242	1,240	1,747	2,211	2,543	2,817
	Grants expenses	10,201	10,455	11,504	10,451	9,493	9,690
	Total Expenses from Transactions	42,352	43,310	47,065	47,799	47,877	49,346

Equals	Net Operating Balance	(1,745)	(2,127)	(4,058)	(1,293)	(873)	(529)

Plus	Other economic flows - included in operating result	(178)	797	(97)	(35)	50	75

Equals	Operating Result	(1,924)	(1,331)	(4,155)	(1,328)	(823)	(453)

Plus	Other economic flows - other movements in equity	2,881	3,642	3,211	3,552	3,725	4,232

Equals	Comprehensive Result - Total Change In Net Worth	957	2,311	(943)	2,224	2,902	3,779

	KEY FISCAL AGGREGATES

	Net Operating Balance	(1,745)	(2,127)	(4,058)	(1,293)	(873)	(529)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	8,335	7,457	7,180	6,879	5,786	5,234
	Less Sales of non-financial assets	203	171	226	302	135	146
	Less Depreciation	2,822	2,608	2,872	3,213	3,500	3,604
	Plus Change in inventories	73	112	39	(27)	61	46
	Plus Other movements in non-financial assets	186	226	213	180	191	191
	Equals Total Net Acquisition of Non-financial Assets	5,569	5,016	4,334	3,517	2,403	1,722

Equals	Net Lending / (Borrowing)	(7,314)	(7,144)	(8,392)	(4,810)	(3,276)	(2,251)

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2011-12	169

Table 9.2 Public Non-financial Corporations Sector Operating Statement [1]

		2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million

	Revenue from Transactions
	Grants revenue	2,092	2,259	2,129	2,041	2,192	2,268
	Sales of goods and services	10,574	8,343	7,406	8,110	8,815	9,207
	Interest income	98	112	108	104	103	106
	Other revenue	323	374	347	342	355	338
	Total Revenue from Transactions	13,086	11,089	9,991	10,597	11,464	11,920

Less	Expenses from Transactions
	Employee expenses	2,563	2,129	1,637	1,644	1,720	1,758
	Superannuation expenses
	Other superannuation expenses	106	235	211	219	224	228
	Other operating expenses	4,284	3,630	3,359	3,246	3,312	3,079
	Depreciation and amortisation	2,747	2,205	2,234	2,383	2,485	2,574
	Other interest expenses	2,654	2,249	2,073	2,314	2,498	2,651
	Grants expenses	34	85	27	28	17	17
	Other property expenses	388	307	252	275	329	373
	Total Expenses from Transactions	12,776	10,839	9,793	10,110	10,585	10,682

Equals	Net Operating Balance	311	250	198	488	879	1,238

Plus	Other economic flows - included in operating result	(109)	838	(249)	(312)	(287)	(308)

Equals	Operating Result	202	1,088	(51)	176	592	930

Plus	Other economic flows - other movements in equity	(453)	(3,526)	128	110	139	437

Equals	Comprehensive Result - Total Change In Net Worth	(251)	(2,438)	77	286	731	1,367

	KEY FISCAL AGGREGATES

	Net Operating Balance	311	250	198	488	879	1,238

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	7,144	5,694	5,134	4,532	4,496	4,737
	Less Sales of non-financial assets	184	476	88	40	47	81
	Less Depreciation	2,747	2,205	2,234	2,383	2,485	2,574
	Plus Change in inventories	26	8	5	23	4	11
	Plus Other movements in non-financial assets	40	6	43	45	47	49
	Equals Total Net Acquisition of Non-financial Assets	4,281	3,026	2,861	2,178	2,015	2,142

Equals	Net Lending / (Borrowing)	(3,970)	(2,776)	(2,663)	(1,690)	(1,135)	(903)

Note:
1. Numbers may not add due to rounding.

170	Budget Strategy and Outlook 2011-12

Table 9.3 Non-financial Public Sector Operating Statement [1]
		2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million

	Revenue from Transactions
	Taxation revenue	9,854	9,570	10,202	11,028	11,735	12,736
	Grants revenue	18,914	20,256	20,411	22,393	21,837	22,050
	Sales of goods and services	14,316	12,091	11,605	12,499	13,377	13,905
	Interest income	2,230	2,401	2,586	2,679	2,750	2,817
	Dividend and income tax equivalent income	25	35	16	22	31	40
	Other revenue	4,194	3,860	4,481	4,660	4,453	4,675
	Total Revenue from Transactions	49,533	48,214	49,300	53,280	54,183	56,222

Less	Expenses from Transactions
	Employee expenses	18,664	18,979	19,480	19,983	20,896	21,862
	Superannuation expenses
	Superannuation interest cost	1,261	1,265	1,201	1,210	1,212	1,207
	Other superannuation expenses	2,209	2,363	2,423	2,512	2,573	2,617
	Other operating expenses	12,415	11,918	12,596	12,849	12,403	12,081
	Depreciation and amortisation	5,568	4,812	5,106	5,597	5,986	6,178
	Other interest expenses	3,704	3,298	3,586	4,238	4,735	5,148
	Grants expenses	8,197	8,456	9,551	8,602	7,500	7,642
	Total Expenses from Transactions	52,017	51,091	53,942	54,990	55,305	56,737

Equals	Net Operating Balance	(2,485)	(2,878)	(4,642)	(1,710)	(1,122)	(515)

Plus	Other economic flows - included in operating result	(287)	(123)	(346)	(347)	(238)	(233)

Equals	Operating Result	(2,772)	(3,001)	(4,988)	(2,057)	(1,360)	(748)

Plus	Other economic flows - other movements in equity	3,728	5,314	4,045	4,281	4,262	4,527

Equals	Comprehensive Result - Total Change In Net Worth	957	2,313	(943)	2,224	2,902	3,779

	KEY FISCAL AGGREGATES

	Net Operating Balance	(2,485)	(2,878)	(4,642)	(1,710)	(1,122)	(515)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	15,479	13,151	12,313	11,412	10,282	9,971
	Less Sales of non-financial assets	387	647	313	341	182	226
	Less Depreciation	5,568	4,812	5,106	5,597	5,986	6,178
	Plus Change in inventories	99	120	44	(4)	65	57
	Plus Other movements in non-financial assets	227	232	256	225	238	240
	Equals Total Net Acquisition of Non-financial Assets	9,850	8,042	7,194	5,695	4,418	3,864

Equals	Net Lending / (Borrowing)	(12,335)	(10,920)	(11,837)	(7,405)	(5,540)	(4,378)

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2011-12	171

Table 9.4 General Government Sector Balance Sheet [1]
	2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Assets
Financial Assets
Cash and deposits	308	646	353	391	443	465
Advances paid	594	651	1,011	1,002	994	999
Investments, loans and placements	29,553	33,028	34,088	35,085	36,341	37,194
Receivables	3,357	3,888	3,864	4,108	4,448	4,621
Equity
Investments in other public sector entities	24,648	18,908	18,985	19,271	20,001	21,368
Investments - other	59	88	119	149	149	149
Total Financial Assets	58,518	57,209	58,420	60,005	62,375	64,797

Non-financial Assets
Land and other fixed assets	182,735	176,208	183,708	190,607	195,979	201,172
Other non-financial assets	6,759	5,570	5,907	6,343	6,844	7,386
Total Non-financial Assets	189,493	181,778	189,616	196,950	202,823	208,558

Total Assets	248,012	238,987	248,035	256,955	265,199	273,355

Liabilities
Payables	3,085	3,428	3,218	3,266	3,334	3,410
Superannuation liability	25,462	25,479	25,764	25,896	25,878	25,727
Other employee benefits	4,177	4,582	4,908	5,224	5,552	5,897
Advances received	462	515	740	727	710	666
Borrowing	23,250	23,820	33,185	39,268	44,132	48,161
Other liabilities	3,012	3,196	3,198	3,328	3,444	3,567
Total Liabilities	59,447	61,021	71,013	77,708	83,050	87,428

Net Worth	188,564	177,966	177,023	179,246	182,148	185,927
Net Financial Worth	(929)	(3,812)	(12,593)	(17,704)	(20,675)	(22,631)
Net Financial Liabilities	25,576	22,720	31,578	36,975	40,676	43,998
Net Debt	(6,743)	(9,989)	(1,528)	3,517	7,064	10,167

Note:
1. Numbers may not add due to rounding.

172	Budget Strategy and Outlook 2011-12

Table 9.5 Public Non-financial Corporations Sector Balance Sheet [1]
	2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Assets
Financial Assets
Cash and deposits	943	1,847	1,643	1,716	1,854	1,929
Advances paid	247	308	296	296	301	313
Investments, loans and placements	561	612	376	280	226	218
Receivables	2,032	1,892	1,851	1,848	1,847	1,874
Equity
Investments - other	99	86	104	126	135	145
Total Financial Assets	3,882	4,746	4,271	4,265	4,364	4,479

Non-financial Assets
Land and other fixed assets	72,658	53,301	56,674	59,606	62,504	65,610
Other non-financial assets	1,449	1,250	1,319	1,347	1,350	1,388
Total Non-financial Assets	74,107	54,551	57,992	60,953	63,854	66,998

Total Assets	77,989	59,296	62,263	65,219	68,218	71,478

Liabilities
Payables	2,555	2,182	2,035	2,246	2,465	2,587
Superannuation liability	131	84	68	60	60	61
Other employee benefits	958	671	690	686	695	706
Deposits held	20	14	16	19	22	24
Advances received	11	11	11	10	9	9
Borrowing	39,578	28,990	31,902	34,054	35,574	36,772
Other liabilities	7,773	7,284	7,403	7,720	8,239	8,798
Total Liabilities	51,027	39,237	42,126	44,796	47,064	48,957

Net Worth	26,962	20,060	20,137	20,423	21,154	22,521
Net Financial Worth	(47,145)	(34,491)	(37,855)	(40,530)	(42,700)	(44,477)
Net Debt	37,859	26,248	29,614	31,792	33,223	34,345

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2011-12	173

Table 9.6 Non-financial Public Sector Balance Sheet [1]
	2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Assets
Financial Assets
Cash and deposits	1,251	2,493	1,996	2,107	2,297	2,394
Advances paid	829	946	1,296	1,287	1,285	1,303
Investments, loans and placements	30,113	33,642	34,466	35,367	36,569	37,415
Receivables	3,943	4,470	4,565	4,661	4,744	4,833
Equity
Investments in other public sector entities	(2,250)	(1,087)	(1,088)	(1,088)	(1,088)	(1,088)
Investments - other	158	174	222	274	283	293
Total Financial Assets	34,044	40,639	41,458	42,608	44,091	45,150

Non-financial Assets
Land and other fixed assets	255,358	229,475	240,347	250,179	258,448	266,748
Other non-financial assets	790	799	791	773	766	789
Total Non-financial Assets	256,147	230,274	241,138	250,952	259,215	267,536

Total Assets	290,191	270,913	282,596	293,559	303,305	312,686

Liabilities
Payables	4,223	4,319	4,123	4,237	4,268	4,354
Superannuation liability	25,593	25,563	25,832	25,956	25,939	25,788
Other employee benefits	5,135	5,254	5,598	5,910	6,247	6,603
Deposits held	20	14	16	19	21	24
Advances received	462	516	740	728	710	666
Borrowing	62,827	52,811	65,088	73,323	79,707	84,934
Other liabilities	3,367	4,470	4,176	4,140	4,264	4,389
Total Liabilities	101,627	92,947	105,573	114,313	121,157	126,759

Net Worth	188,564	177,966	177,023	179,246	182,148	185,927
Net Financial Worth	(67,583)	(52,308)	(64,115)	(71,705)	(77,066)	(81,609)
Net Financial Liabilities	65,333	51,221	63,028	70,617	75,978	80,520
Net Debt	31,116	16,259	28,085	35,309	40,287	44,513

Note:
1. Numbers may not add due to rounding.

174	Budget Strategy and Outlook 2011-12

Table 9.7 General Government Sector Cash Flow Statement [1]
	2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Cash Receipts from Operating Activities
Taxes received	10,190	9,906	10,526	11,413	12,143	13,163
Grants and subsidies received	18,883	20,096	20,275	22,243	21,670	21,859
Sales of goods and services	4,485	4,539	5,161	5,382	5,582	5,739
Interest receipts	2,131	2,288	2,477	2,575	2,647	2,710
Dividends and income tax equivalents	1,062	1,023	1,201	1,030	1,215	1,517
Other receipts	4,832	5,192	6,028	6,446	5,818	6,046
Total Operating Receipts	41,582	43,045	45,668	49,090	49,075	51,035

Cash Payments for Operating Activities
Payments for employees	(18,435)	(18,841)	(20,704)	(21,481)	(22,517)	(23,601)
Payments for goods and services	(9,298)	(10,622)	(11,673)	(12,086)	(11,269)	(11,130)
Grants and subsidies	(10,135)	(10,461)	(11,482)	(10,414)	(9,436)	(9,633)
Interest paid	(1,240)	(1,249)	(1,747)	(2,217)	(2,549)	(2,826)
Other payments	(738)	(758)	(1,023)	(917)	(919)	(933)
Total Operating Payments	(39,847)	(41,931)	(46,629)	(47,116)	(46,690)	(48,123)

Net Cash Inflows from Operating Activities	1,735	1,114	(961)	1,974	2,384	2,911

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(8,335)	(7,457)	(7,180)	(6,879)	(5,786)	(5,234)
Sales of non-financial assets	203	171	226	302	135	146
Net Cash Flows from Investments in Non-financial Assets	(8,131)	(7,286)	(6,954)	(6,578)	(5,651)	(5,089)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(1)	9,248	(484)	(450)	(616)	(924)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,361)	(4,739)	(1,045)	(981)	(906)	(842)

Receipts from Financing Activities
Advances received (net)	(14)	43	221	(16)	(21)	(48)
Borrowing (net)	7,629	1,362	8,931	6,087	4,862	4,014
Net Cash Flows from Financing Activities	7,615	1,405	9,152	6,071	4,841	3,966

Net Increase/(Decrease) in Cash held	(143)	(259)	(293)	37	52	23

Net cash from operating activities	1,735	1,114	(961)	1,974	2,384	2,911
Net cash flows from investments in non-financial assets	(8,131)	(7,286)	(6,954)	(6,578)	(5,651)	(5,089)
Surplus/(Deficit)	(6,396)	(6,172)	(7,915)	(4,604)	(3,267)	(2,178)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(6,396)	(6,172)	(7,915)	(4,604)	(3,267)	(2,178)
Acquisitions under finance leases and similar arrangements	(71)	(71)	(67)	(15)	(26)	(26)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(6,467)	(6,243)	(7,982)	(4,618)	(3,293)	(2,203)

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2011-12	175

Table 9.8 Public Non-financial Corporations Sector Cash Flow Statement [1]
	2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	2,096	2,306	2,114	2,045	2,190	2,258
Sales of goods and services	11,329	9,130	8,141	8,970	9,761	10,199
Interest receipts	98	112	108	104	103	106
Other receipts	664	1,122	999	878	832	832
Total Operating Receipts	14,186	12,671	11,363	11,996	12,886	13,396

Cash Payments for Operating Activities
Payments for employees	(2,605)	(2,347)	(1,846)	(1,876)	(1,935)	(1,975)
Payments for goods and services	(5,016)	(4,872)	(4,035)	(3,814)	(3,785)	(3,562)
Grants and subsidies	(31)	(41)	(24)	(25)	(14)	(14)
Interest paid	(2,535)	(2,178)	(1,986)	(2,307)	(2,492)	(2,644)
Other payments	(884)	(1,423)	(1,301)	(1,201)	(1,304)	(1,446)
Total Operating Payments	(11,071)	(10,860)	(9,192)	(9,223)	(9,530)	(9,642)

Net Cash Inflows from Operating Activities	3,115	1,811	2,171	2,773	3,356	3,754

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(7,144)	(5,694)	(5,134)	(4,532)	(4,496)	(4,737)
Sales of non-financial assets	184	476	88	40	47	81
Net Cash Flows from Investments in Non-financial Assets	(6,961)	(5,218)	(5,046)	(4,493)	(4,449)	(4,656)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	445	5,944	156	(22)	(10)	(10)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	6	65	23	11	11	..

Receipts from Financing Activities
Borrowing (net)	3,414	291	2,958	2,163	1,515	1,187
Dividends paid	(856)	(735)	(918)	(782)	(904)	(1,128)
Other financing (net)	417	(2,366)	452	422	619	928
Net Cash Flows from Financing Activities	2,975	(2,809)	2,492	1,803	1,229	987

Net Increase/(Decrease) in Cash held	(420)	(206)	(204)	73	139	74

Net cash from operating activities	3,115	1,811	2,171	2,773	3,356	3,754
Net cash flows from investments in non-financial assets	(6,961)	(5,218)	(5,046)	(4,493)	(4,449)	(4,656)
Dividends paid	(856)	(735)	(918)	(782)	(904)	(1,128)
Surplus/(Deficit)	(4,702)	(4,142)	(3,793)	(2,502)	(1,997)	(2,031)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(4,702)	(4,142)	(3,793)	(2,502)	(1,997)	(2,031)
Acquisitions under finance leases and similar arrangements	..	(4)	..	..	..	..
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(4,702)	(4,145)	(3,793)	(2,502)	(1,997)	(2,031)
Note:
1. Numbers may not add due to rounding.

176	Budget Strategy and Outlook 2011-12

Table 9.9 Non-financial Public Sector Cash Flow Statement [1]
	2010-11 Budget $ million	2010-11 Est.Actual $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million
Cash Receipts from Operating Activities
Taxes received	9,853	9,599	10,201	11,027	11,734	12,735
Grants and subsidies received	18,928	20,312	20,413	22,401	21,852	22,054
Sales of goods and services	15,480	13,272	12,942	13,969	14,931	15,510
Interest receipts	2,229	2,401	2,586	2,679	2,750	2,817
Dividends and income tax equivalents	33	42	22	16	22	31
Other receipts	5,493	6,312	7,027	7,324	6,650	6,878
Total Operating Receipts	52,015	51,939	53,191	57,416	57,939	60,026

Cash Payments for Operating Activities
Payments for employees	(20,920)	(21,083)	(22,461)	(23,261)	(24,354)	(25,474)
Payments for goods and services	(13,994)	(15,113)	(15,364)	(15,533)	(14,658)	(14,281)
Grants and subsidies	(8,128)	(8,412)	(9,531)	(8,552)	(7,443)	(7,585)
Interest paid	(3,583)	(3,236)	(3,500)	(4,238)	(4,736)	(5,150)
Other payments	(1,396)	(1,906)	(2,045)	(1,868)	(1,914)	(2,001)
Total Operating Payments	(48,022)	(49,750)	(52,900)	(53,452)	(53,104)	(54,490)

Net Cash Inflows from Operating Activities	3,993	2,189	290	3,964	4,835	5,536

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(15,479)	(13,151)	(12,313)	(11,412)	(10,282)	(9,971)
Sales of non-financial assets	387	647	313	341	182	226
Net Cash Flows from Investments in Non-financial Assets	(15,092)	(12,504)	(12,000)	(11,070)	(10,100)	(9,745)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	851	12,817	128	(52)	(10)	(10)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(1,355)	(4,674)	(1,022)	(969)	(894)	(842)

Receipts from Financing Activities
Advances received (net)	(14)	43	221	(16)	(21)	(48)
Borrowing (net)	11,043	1,653	11,889	8,251	6,377	5,201
Other financing (net)	9	4	(4)	2	2	4
Net Cash Flows from Financing Activities	11,038	1,701	12,105	8,236	6,358	5,157

Net Increase/(Decrease) in Cash held	(565)	(471)	(498)	109	189	96

Net cash from operating activities	3,993	2,189	290	3,964	4,835	5,536
Net cash flows from investments in non-financial assets	(15,092)	(12,504)	(12,000)	(11,070)	(10,100)	(9,745)
Surplus/(Deficit)	(11,099)	(10,315)	(11,710)	(7,107)	(5,265)	(4,209)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(11,099)	(10,315)	(11,710)	(7,107)	(5,265)	(4,209)
Acquisitions under finance leases and similar arrangements	(71)	(75)	(67)	(15)	(26)	(26)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(11,170)	(10,390)	(11,776)	(7,121)	(5,291)	(4,235)
Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2011-12	177

RECONCILIATION OF NET OPERATING BALANCE TO ACCOUNTING OPERATING RESULT

The primary difference between the net operating balance and the accounting operating result calculated under Australian Accounting Standards (AAS) is that valuation adjustments are excluded from the net operating balance.

Data presented in Table 9.10 provides a reconciliation of the General Government sector net operating balance to the accounting operating result.

Table 9.10 Reconciliation of UPF net operating balance to accounting surplus[1]
	2010-11 Budget $ million	2010-11 Est.Act. $ million	2011-12 Budget $ million

Net operating balance General Government sector (Table 9.1)	(1,745)	(2,127)	(4,058)

Remeasurement/valuation adjustments
Bad debts and amortisation	(57)	(85)	(82)
Deferred tax equivalents	12	(728)	131
Dividends received on privatisation sales	..	1,758	..
Market value adjustments investments/loans	12	66	20
Revaluation of provisions	(13)	25	(14)
Decommissioned infrastructure assets and land under roads	(143)	(143)	(143)
Gain/(loss) on assets sold/written off	12	(96)	(9)

AAS net surplus General Government sector	(1,924)	(1,331)	(4,155)

Note:
1. Numbers may not add due to rounding.

178	Budget Strategy and Outlook 2011-12

GENERAL GOVERNMENT TIME SERIES

Data presented in Table 9.11 provides a time series from 2003-04 to 2009-10 for the General Government sector on the key fiscal aggregates used by the Government to measure financial performance. These aggregates have been backcast (as far as is possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

Table 9.11 General Government Sector[1]
	2003-04 Actual $ million	2004-05 Actual $ million	2005-06 Actual $ million	2006-07 Actual $ million	2007-08 Actual $ million	2008-09 Actual $ million	2009-10 Actual $ million
Revenue from Transactions
Taxation revenue	6,676	6,952	7,396	8,484	9,546	8,877	9,375
Grant revenue	11,528	12,755	13,590	14,373	15,523	17,476	20,205
Sales of goods and services	2,105	2,381	2,586	2,889	3,341	3,568	3,962
Interest income	2,723	2,972	3,414	3,348	(275)	1,482	2,205
Dividend and income tax equivalent income	1,148	1,028	1,057	863	1,255	1,180	950
Other revenue	1,035	1,473	2,039	2,024	2,040	4,425	3,032
Total Revenue	25,214	27,562	30,084	31,982	31,430	37,008	39,729

Expenses from Transactions
Employee expenses	8,972	9,595	10,615	11,731	13,171	14,305	15,566
Superannuation expenses
Superannuation interest costs	1,040	1,009	826	1,154	816	858	1,320
Other superannuation expenses	1,061	1,182	1,367	1,513	1,865	2,012	2,051
Other operating expenses	3,948	4,392	5,227	6,109	6,612	7,185	7,756
Depreciation and amortisation	1,460	1,585	1,679	1,880	1,850	2,496	2,500
Other interest expenses	213	209	174	180	346	599	803
Grant expenses	5,180	5,647	6,482	7,558	8,328	9,519	9,789
Total Expenses	21,874	23,619	26,370	30,128	32,989	36,974	39,785

Net Operating Balance	3,340	3,942	3,714	1,855	(1,559)	35	(56)

OTHER KEY AGGREGATES
Purchases of non-financial assets	2,415	2,843	3,186	4,418	5,716	6,960	8,767
Net acquisition of non-financial assets	503	1,053	1,236	2,067	3,668	4,434	6,494
Net lending / (borrowing)	2,838	2,873	2,478	(211)	(5,226)	(4,399)	(6,550)
Net Worth	77,723	96,433	105,035	117,831	155,178	184,619	175,655
Net Debt	(14,811)	(19,406)	(23,202)	(26,686)	(22,598)	(19,281)	(13,342)
Cash Surplus/Deficit	3,490	4,640	4,648	2,350	(4,922)	(2,839)	(5,305)

Note:
1. Numbers may not add due to rounding.
Source: Outcomes Reports for Queensland 2003-04 to 2009-10. (Numbers have been recast for changes to UPF presentation.)

Budget Strategy and Outlook 2011-12	179

OTHER GENERAL GOVERNMENT UPF DATA

Data in the following table is presented in accordance with the Uniform Presentation Framework.

Grants

Data presented in Tables 9.12 (a) and 9.12 (b) provides details of General Government current and capital grant revenue and expenses.

Table 9.12(a) General Government Sector Grant Revenue [1]
	2010-11 Est.Actual $ million	2011-12 Budget $ million

Current grant revenue
Current grants from the Commonwealth
General purpose grants	8,484	9,195
Specific purpose grants	7,252	6,905
Specific purpose grants for on-passing	2,308	2,184
Total current grants from the Commonwealth	18,044	18,283
Other contributions and grants	422	423
Total current grant revenue	18,466	18,706

Capital grant revenue
Capital grants from the Commonwealth
General purpose grants	..	1
Specific purpose grants	1,504	1,474
Specific purpose grants for on-passing	19	2
Total capital grants from the Commonwealth	1,523	1,476
Other contributions and grants	92	79
Total capital grant revenue	1,615	1,556
Total grant revenue	20,081	20,262
Note:
1. Numbers may not add due to rounding.

180	Budget Strategy and Outlook 2011-12

Table 9.12(b) General Government Sector Grant Expense [1]
	2010-11 Est.Actual $ million	2011-12 Budget $ million

Current grant expense
Private and Not-for-profit sector	3,709	3,923
Private and Not-for-profit sector on-passing	2,010	1,779
Local Government	198	201
Local Government on-passing	312	425
Grants to other sectors of Government	1,962	1,941
Other	300	304
Total current grant expense	8,491	8,573

Capital grant expense
Private and Not-for-profit sector	418	427
Private and Not-for-profit sector on-passing	4	3
Households sector on-passing	19	2
Local Government	1,245	2,152
Grants to other sectors of Government	103	46
Other	175	301
Total capital grant expense	1,964	2,931
Total grant expense	10,455	11,504
Note:
1. Numbers may not add due to rounding.

Dividend and Income Tax Equivalent Income

Table 9.13 provides details of the source of dividend and income tax equivalent income in the General Government sector.

Table 9.13 General Government Sector Dividend and Income Tax Equivalent Income [1]
	2010-11 Est.Actual $ million	2011-12 Budget $ million

Dividend and Income Tax Equivalent income from PNFC sector	1,300	1,031
Dividend and Income Tax Equivalent income from PFC sector	35	16
Total Dividend and Income Tax Equivalent income	1,336	1,047
Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2011-12	181

Expenses by function

Data presented in Table 9.14 provides details of General Government sector expenses by function.

Table 9.14 General Government Sector Expenses by Function[1]
	2010-11 Budget $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million

General public services	1,359	1,347	1,367	1,473	1,485	1,555
Public order and safety	3,621	3,549	3,784	3,855	3,999	4,139
Education	9,924	9,899	10,342	10,366	10,875	11,449
Health	10,603	11,153	11,692	12,552	13,248	13,883
Social security and welfare	2,945	2,755	2,875	2,684	2,762	2,902
Housing and community amenities	1,848	1,936	2,377	2,234	2,172	2,212
Recreation and culture	776	806	850	802	769	763
Fuel and energy	448	470	511	395	481	541
Agriculture, forestry, fishing and hunting	835	578	612	523	512	505
Mining, manufacturing and construction	249	280	309	272	257	260
Transport and communications	4,886	5,398	6,643	6,400	5,849	5,425
Other economic affairs	1,041	1,047	1,022	983	942	904
Other purposes	3,816	4,091	4,682	5,259	4,525	4,809

Total Expenses	42,352	43,310	47,065	47,799	47,877	49,346
Note:
1. Numbers may not add due to rounding.

182	Budget Strategy and Outlook 2011-12

Purchases of non-financial assets by function

Data presented in Table 9.15 provides details of General Government sector purchases of non-financial assets by function.

Table 9.15 General Government Sector Purchases of Non-financial Assets by Function[1]
	2010-11 Budget $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million	2012-13 Projection $ million	2013-14 Projection $ million	2014-15 Projection $ million

General public services	217	97	96	66	67	69
Public order and safety	739	588	594	577	422	258
Education	1,256	1,457	625	503	507	386
Health	1,516	1,238	1,698	2,643	1,446	1,142
Social security and welfare	166	135	118	112	38	37
Housing and community amenities	667	786	265	114	52	26
Recreation and culture	122	127	95	35	28	27
Agriculture, forestry, fishing and hunting	99	74	40	44	27	25
Mining, manufacturing and construction	15	14	12	9	4	3
Transport and communications	3,366	2,779	3,507	2,637	3,005	3,166
Other economic affairs	67	46	27	26	17	17
Other purposes	105	116	103	113	173	77

Total Purchases	8,335	7,457	7,180	6,879	5,786	5,234

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2011-12	183

Taxes

Data presented in Table 9.16 provides details of taxation revenue collected by the General Government sector.

Table 9.16 General Government Sector Taxes [1]
	2010-11 Est.Actual $ million	2011-12 Budget $ million

Taxes on employers’ payroll and labour force	3,005	3,263

Taxes on property
Land taxes	1,042	1,064
Stamp duties on financial and capital transactions	1,885	2,180
Other	535	596

Taxes on the provision of goods and services
Taxes on gambling	951	981
Taxes on insurance	543	583

Taxes on use of goods and performance of activities
Motor vehicle taxes	1,760	1,835
Other	154	25

Total Taxation Revenue	9,876	10,527

Note:
1. Numbers may not add due to rounding.

184	Budget Strategy and Outlook 2011-12

Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 9.17 presents the State’s revised LCA Budget allocation and the Loan Council endorsed LCA for 2011-12.

Table 9.17 Loan Council Allocation [1]
		2011-12 Nomination $ million	2011-12 Budget $ million

	General Government sector cash deficit/(surplus) [2]	7,406	7,915
	PNFC sector cash deficit/(surplus) [2]	3,096	3,793

	Non-financial Public Sector cash deficit/(surplus) [2]	10,503	11,710
	Acquisitions under finance leases and similar arrangements	(82)	(67)

Equals	ABS GFS cash deficit/(surplus)	10,585	11,776

Less	Net cash flows from investments in financial assets for policy purposes	(87)	128
Plus	Memorandum items [3]	2,176	1,992

	Loan Council Allocation	12,848	13,640

Notes:
1. Numbers may not add due to rounding.
2. Figures in brackets represent surpluses.
3. Memorandum items include operating leases and local government borrowings.

The State’s Budget LCA allocation is a deficit of $13.64 billion. This compares to the LCA nomination of $12.848 billion.

Budget Strategy and Outlook 2011-12	185

CONTINGENT LIABILITIES

Contingent liabilities represent items that are not included in the Budget as significant uncertainty exists as to whether the Government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the Government’s financial position in the future.

The State’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2009-10 Report on State Finances – Whole of Government Financial Statements (Note 49).

A summary of the State’s quantifiable contingent liabilities as at 30 June 2010 is provided below.

Table 9.18 Contingent liabilities
2010 $ million

Nature of contingent liability

Guarantees and indemnities	5,164
Other	108

Total	5,272

186	Budget Strategy and Outlook 2011-12

BACKGROUND AND INTERPRETATION OF UNIFORM PRESENTATION FRAMEWORK

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following the release of the AASB new accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This new standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

Accrual GFS framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refer to a unit’s holdings of assets, liabilities and net worth at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about as a result of mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction. In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating result.

Generally Accepted Accounting Principles

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

Budget Strategy and Outlook 2011-12	187

In the development of AASB 1049, the AASB adopted the following approaches:

—	adoption of GAAP definition, recognition and measurement principles in almost all cases

—

amending presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS

—	expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. There are a number of important areas where the UPF provides either additional information or clearer guidance on the preparation of government financial statements to that of AASB 1049. For example, the Australian, state and territory governments agree that net debt, a fiscal indicator not required by the new standard, continues to be an important indicator in transparent budget reporting and should continue to be presented on the face of the financial statements as a fiscal aggregate. Further, the UPF shall continue to apply to financial statements produced by government in budgets, mid-year budget updates and final budget outcome reports, whereas the new accounting standard applies only to outcome reports.

Therefore, rather than replacing the UPF with the new accounting standard, the framework was updated to align with AASB 1049. Australian, state and territory governments agreed that the updated framework would continue to provide a common core of comparable financial information in their budget papers and comparable data amongst jurisdictions while maintaining at least the current level of transparency.

Aligning the framework with AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements as AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information in order to comply with AASB 1049.

188	Budget Strategy and Outlook 2011-12

SECTOR CLASSIFICATION

GFS data is presented by institutional sector, distinguishing between the General Government sector and the Public Non-financial Corporations (PNFC) sector.

Budget reporting focuses on the General Government sector, which provides regulatory services and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This sector comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include the energy entities and Queensland Rail Limited.

Together, the General Government sector and the PNFC sector comprise the Non-financial Public sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the Australian Bureau of Statistics at www.abs.gov.au.

Budget Strategy and Outlook 2011-12	189

REPORTING ENTITIES

The reporting entities included in the General Government and PNFC sectors are provided below.

General Government

Departments

Communities

Community Safety

Education and Training

Electoral Commission of Queensland

Employment, Economic Development

  and Innovation

Environment and Resource Management

Health

Justice and Attorney-General

Legislative Assembly

Local Government and Planning

Office of the Governor

Office of the Ombudsman

Police

Premier and Cabinet

Public Service Commission

Public Works

Queensland Audit Office

The Public Trustee of Queensland

Transport and Main Roads

Treasury

190	Budget Strategy and Outlook 2011-12

Statutory Authorities	Tourism Queensland Translink Transit Authority Urban Land Development Authority Workers’ Compensation Regulatory Authority (Q-Comp)
Anti-Discrimination Commission
Australian Agricultural College
Corporation
Board of the Queensland Museum
City North Infrastructure Pty Ltd
Commission for Children and Young People and Child Guardian	Commercialised Business Units

Crime and Misconduct Commission

Gold Coast Institute of TAFE

Health Quality and Complaints Commission

Legal Aid Queensland

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

Office of the Information Commissioner

Prostitution Licensing Authority

Queensland Art Gallery Board of Trustees

Queensland Building Services Authority

Queensland Events Corporation Pty Ltd

Queensland Future Growth Corporation

Queensland Performing Arts Trust

Queensland Reconstruction Authority

CITEC Goprint Main Roads – RoadTek Project Services Property Services Group QBuild QFleet SDS Shared Service Providers Corporate Administration Agency CorpTech Shared Service Agency
Queensland Rural Adjustment
Authority (QRAA)
Queensland Studies Authority
Residential Tenancies Authority
South Bank Corporation
Southbank Institute of Technology
The Council of The Queensland Institute of
Medical Research

Budget Strategy and Outlook 2011-12	191

Public Non-financial Corporation

Brisbane Port Holdings Pty Ltd

CS Energy Ltd

DBCT Holdings Pty Ltd

ENERGEX Ltd

Ergon Energy Corporation Limited

Far North Queensland Ports Corporation Limited

Forestry Plantations Queensland (sold 2010)

Gladstone Area Water Board

Gladstone Ports Corporation Limited

Gold Coast Events Co Pty Ltd

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Powerlink Queensland

Qld Airport Holdings (Cairns) Pty Ltd

Qld Airport Holdings (Mackay) Pty Ltd

Queensland Bulk Water Supply Authority

Queensland Bulk Water Transport Authority

Queensland Lottery Corporation Pty Ltd

Queensland Manufactured Water Authority

Queensland Motorways Limited

Queensland Rail Limited

Queensland Water Infrastructure Pty Ltd

SEQ Water Grid Manager

Southern Regional Water Pipeline Company Pty Ltd

Stadiums Queensland

Stanwell Corporation Limited

SunWater

Tarong Energy Corporation Limited

The Trustees of Parklands Gold Coast

ZeroGen Pty Ltd

192	Budget Strategy and Outlook 2011-12

APPENDIX A – TAX EXPENDITURE STATEMENT

OVERVIEW

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation. This Tax Expenditure Statement (TES) details revenue foregone as a result of Government decisions relating to the provision of tax concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including:

—	tax exemptions

—	the application of reduced tax rates to certain groups or sectors of the community

—	tax rebates

—	tax deductions

—	provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual Budget process.

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession. One of the deficiencies of the revenue foregone approach is that the effect on taxpayer behaviour resulting from the removal of the particular tax expenditure is not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Budget Strategy and Outlook 2011-12	193

Measuring tax expenditures requires the identification of:

—	a benchmark tax base

—	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

—	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

—	the tax rate structure

—	any specific accounting conventions applicable to the tax

—	the deductibility of compulsory payments

—	any provisions to facilitate administration

—	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to Government agencies. Very small exemptions or concessions are also excluded.

THE TAX EXPENDITURE STATEMENT

This year’s statement includes estimates of tax expenditures in 2009-10 and 2010-11 for payroll tax, land tax, duties and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table A.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

194	Budget Strategy and Outlook 2011-12

Table A.1 Tax expenditure summary[1]
	2009-10[2]	2010-11
	$ million	$ million
Payroll Tax
Exemption threshold[3]	1,121	1,143
Deduction scheme[4]	240	259
Section 14 exemptions
Local Government	100	104
Education	170	178
Hospitals	253	262
Total Payroll Tax	1,884	1,946

Land Tax
Liability thresholds[5]	447	523
Graduated land tax scale	327	550
Primary production deduction	91	109
Section 13 exemptions not included elsewhere[6]	90	95
Land developers’ concession	22	20
Capping of values	37	17
Total Land Tax	1,014	1,314

Duties
Transfer duty on residential property
Home concession[7]	338	308
First home concession	211	133
First home vacant land concession	13	7
Insurance duty
Non-life insurance	191	218
Workcover	26	28
Health insurance	199	204
Total Duties	978	898

Community Ambulance Cover
Concession to pensioners and seniors[8]	57	62
Taxes on Gambling
Gaming machine taxes	114	121
Casino taxes	10	8
Total Gambling Tax	124	129
Notes:
1.	Numbers may not add due to rounding.
2.	2009-10 estimates may have been revised since the 2010-11 Budget.
3.	Exemption threshold of $1 million applies.
4.	Deduction of $1 million, which reduces by $1 for every $4 above $1 million, is applicable to employers with an annual payroll between $1 million and $5 million from 1 July 2008.
5.	Land tax is payable only on the value of taxable land above a threshold which depends on the ownership structure.
6.	Applicable, but not limited, to religious bodies, public benevolent institutions and other exempt charitable institutions.
7.	No longer available from 1 August 2011.
8.	Estimates are based on the revenue foregone through the use of the levy exemption by pensioners and senior citizens. The levy will be abolished from 1 July 2011.

Budget Strategy and Outlook 2011-12	195

DISCUSSION OF INDIVIDUAL TAXES

Payroll tax

The benchmark tax base for payroll tax is assumed to be all wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Pay-roll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be the statutory rate applying in each financial year.

Payroll tax exemption threshold

Employers who employ in Queensland with an annual Australian payroll of $1 million or less are exempt from payroll tax. On the basis of average weekly earnings, this threshold corresponds to approximately 17 full-time equivalent employees. This exemption is designed to assist small and medium sized businesses.

Deduction scheme

Employers who employ in Queensland with Australian payrolls between $1 million and $5 million benefit from a deduction of $1 million, which reduces by $1 for every $4 by which the annual payroll exceeds $1 million. There is no deduction for employers or groups with an annual payroll in excess of $5 million.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Pay-roll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

196	Budget Strategy and Outlook 2011-12

Residential land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land with a taxable value of less than $3 million for resident individuals and $2 million for companies, trustees and absentees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Section 13 exemptions (not elsewhere included)

A number of land tax exemptions are granted under Section 13 of the Land Tax Act 1915 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

From 1 July 1998, land developers have been charged land tax on 60% of the unimproved value of (undeveloped) land subdivided in the previous financial year and which remains unsold at 30 June of that year. This concession is outlined in Section 3CA of the Land Tax Act 1915.

Land Tax – Capping of Land Values

Land tax is levied on the unimproved value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. A 50% cap on the annual increase in land values used for the purpose of calculating land tax liabilities commenced from 1 July 2007 for a period of three years but has now been continued until at least 30 June 2012.

Transfer duty concession on residential property

The benchmark tax base is assumed to be all sales of residential property within Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Budget Strategy and Outlook 2011-12	197

Home concession

A concessional rate of duty applies to purchases of a principal place of residence until 1 August 2011. From 1 July 2008, the 1% concessional rate has been applied on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5%. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. Since 1 September 2008, a full concession has been provided to purchases of a first principal place of residence valued up to $500,000.

First home vacant land concession

Since 1 July 2009, a first home concession has been available for the purchase of certain vacant land up to the value of $400,000, with a full concession available on certain vacant land up to the value of $250,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (except for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

The rate of duty applicable to most types of general insurance is 7.5%. Concessional rates apply to some other general insurance types (5% for motor vehicle insurance other than compulsory third party (CTP), workers’ compensation and professional indemnity insurance and 10c on a premium for CTP insurance). Data limitations mean that these insurance types are categorised into non-life insurance cover and WorkCover. An exemption from duty is also provided for private health insurance.

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

198	Budget Strategy and Outlook 2011-12

A concessional graduated tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated on the gaming machine monthly metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. From 1 July 2009, the tax rate applicable to gaming machines in casinos increased to 30% of gross revenue in Brisbane and Gold Coast casinos and 20% in the Cairns and Townsville casinos. In addition concessional rates also apply for revenue from high rollers in all casinos. High roller revenue is taxed at 10% in the Brisbane and Gold Coast casinos and, prior to 2009-10, 8% for the Cairns and Townsville Casinos. From 1 July 2009, high roller revenue at Cairns and Townsville casinos are taxed at 10%. A GST credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%.

Community Ambulance Cover

The Community Ambulance Cover Scheme was introduced in 2003-04 to replace the Ambulance Subscription Scheme and to provide a sustainable funding base for the Queensland Ambulance Service. It is collected through a payment on non-exempt electricity accounts. Growth in 2010-11 reflects CPI adjustments and growth in the number of non-exempt electricity accounts.

The Community Ambulance Cover levy will be abolished from 1 July 2011.

Budget Strategy and Outlook 2011-12	199

APPENDIX B – CONCESSIONS STATEMENT

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage.

This statement serves to highlight the cost and nature of concessions covering both concessions which are reflected as outlays in the Budget (for example, direct subsidy payments) and revenue foregone through fees and charges which are set at a rate lower than that applying to the wider community.

Varying methods have been used to estimate the cost of concessions depending on the nature of the concession, including:

—	direct Budget outlay cost (for example, direct subsidy or rebate payments)

—	revenue foregone (for example, concessional fees and charges)

—	cost of goods and services provided.

Table B.1 sets out the cost of concessions by agency. The total value of concessions is estimated at $1.385 billion in 2011-12, an increase of $90.5 million (or 7.0%) on the 2010-11 estimated actual.

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Table B.1 Concessions by agency[1]
	2010-11	2011-12
Agency	Est.Act.	Estimate
	$ million	$ million

Department of Communities
Government-managed housing rental rebate[2]	425.8	446.8
Electricity Rebate Scheme	104.0	115.6
Electricity Life Support Scheme	1.5	1.8
Medical Cooling and Heating Electricity Concession Scheme[3]	0.5	1.6
Pensioner Rate Subsidy Scheme	44.0	50.2
Rail Concession Scheme	36.0	36.0
Reticulated Natural Gas Rebate Scheme	1.8	2.0
Home Energy Emergency Assistance Scheme	2.5	2.7
SEQ Pensioner Water Subsidy Scheme	14.2	17.5
National Reciprocal Transport Scheme	4.0	4.2
Active Recreation Centres - concessional usage rates	0.2	0.2

Department of Community Safety
Urban Fire Levy Concession	6.4	6.8

Department of Education and Training
Living Away from Home Allowances Scheme	6.3	6.5
School transport assistance for students with disabilities	36.6	37.6
Non-State School Transport Assistance Scheme	4.7	4.9
TAFE concessions	15.5	16.4

Department of Environment and Resource Management
Entry and tour fee concessions	0.3	0.3

Queensland Health
Spectacle Supply Scheme	8.4	9.2
Medical Aids Subsidy Scheme	34.2	38.0
Patient Travel Subsidy Scheme	49.0	54.6
Oral Health Scheme	110.0	116.0

Department of Justice and Attorney-General
Public Trustee of Queensland – rebates of fees	22.6	25.7

Department of the Premier and Cabinet
Venue hire and lease discount - Judith Wright Centre of Contemporary Art	0.5	0.3
Concessional entry fees - Queensland Museum	0.4	0.4
Concessional entry fees - Queensland Art Gallery	0.4	0.7
Venue hire discounts - Queensland Performing Arts Trust	0.4	0.4
Venue hire discounts - South Bank Corporation	0.1	0.1

Budget Strategy and Outlook 2011-12	201

Table B.1 (continued) Concessions by agency[1]
		2010-11	2011-12
Agency		Est.Act.	Estimate
		$ million	$ million
Department of Transport and Main Roads
Light and heavy vehicle registration concession		113.1	115.9
Recreational ship registration concession		1.7	1.7
School Transport Assistance Scheme		136.4	141.8
TransLink Transit Authority transport concessions (SEQ)		86.3	101.3
Other transport concessions incl. taxi subsidies		26.3	27.4

Total		1,294.1	1,384.6
Notes:
1.	Numbers may not add due to rounding.
2.	The 2010-11 estimated rent subsidy has increased due to greater numbers of lower income households in social housing, continued increases in market rents, the exclusion of the 2009 Commonwealth pension increases from rent calculations and the suspension of rent reviews until March 2011.
3.	New scheme – escalating awareness of scheme is expected to result in increased expenditure in outyears.

Department of Communities

The Government-managed housing rental rebate targets low income families and individuals and represents the difference between the rents that would be payable in the private market and rent that is charged by Government based on the household’s income. The 2010-11 estimated rent subsidy has increased due to greater numbers of lower income households in social housing, continued increases in market rents, the exclusion of the 2009 Commonwealth pension increases from rent calculations and the suspension of rent reviews until March 2011.

The Electricity Rebate Scheme provides a rebate on the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card or a Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow or Special Rate Totally or Permanently Incapacitated (TPI) pension. The rebate will increase in 2011-12 in line with the change in the Benchmark Retail Cost Index (BRCI) of 6.6%, as set by the Queensland Competition Authority.

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home-based life support systems such as oxygen concentrators and kidney dialysis machines. The rebate will also increase in 2011-12 in line with the change in the BRCI of 6.6%, as set by the Queensland Competition Authority.

In 2010-11 the Government established the Medical Cooling and Heating Electricity Concession Scheme. This rebate is for eligible concession card holders, with a medical condition who have a dependence on air conditioning to regulate body temperature. The rate will be set in line with the Electricity Rebate.

202	Budget Strategy and Outlook 2011-12

The Pensioner Rate Subsidy Scheme lessens the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes. In 2011-12 the maximum subsidy available has increased by $20 to $200.

The Queensland Rail Concessions Scheme assists pensioners, veterans and seniors to reduce the cost of public transport and to maintain an active and healthy lifestyle.

The Reticulated Natural Gas Rebate Scheme provides a rebate off the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow or Special Rate TPI pension.

The Home Energy Emergency Assistance Scheme provides one-off emergency assistance to low income households experiencing a short-term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account.

The South East Queensland Pensioner Water Subsidy Scheme provides an annual subsidy to eligible pensioner property owners in the SEQ Water Grid to lessen the impact of increased water prices and is in addition to the Pensioner Rate Subsidy Scheme. In 2011-12 the subsidy has increased from $100 to $120.

The National Reciprocal Transport Scheme provides visitors from interstate who hold a state or territory Seniors Card with access to public transport concessions in Queensland. The four year scheme, which commenced in 2009, is fully funded by the Australian Government.

Concessional rates are offered to students and children 17 years and under, for the use of a number of Active Recreation Centres, such as those at Currimundi and Tallebudgera.

Department of Community Safety

Pensioners are eligible for a 20% discount on the Urban Fire Levy payable on prescribed properties of which they are the owner or part-owner.

Department of Education and Training

The Department of Education and Training provides a living away from home allowance to students in Years 1 to 12 in state and non-state schools whose homes are geographically isolated from local schools. The allowances offset the costs associated with boarding away from home to attend school on a daily basis and include tuition and travel costs.

The Department also offers assistance to students with disabilities to access school programs to meet their educational needs. Assistance is in the form of the provision of taxis or specialised contracted minibuses, payment of fares on regular buses or trains, or an allowance for parents who drive their children to school.

Budget Strategy and Outlook 2011-12	203

The Non-State School Transport Assistance Scheme assists families of students attending non-state schools outside Brisbane whose bus fare is over a weekly threshold amount. The program also assists families of students with disabilities who attend a non-state school.

Concessions on TAFE tuition fees for Government-funded training are offered to a range of concession card holders, students of Aboriginal and Torres Strait Islander descent and students who can demonstrate extreme financial hardship.

Department of Environment and Resource Management

Concessional entry and tour fees are available in specified protected areas including Chillagoe-Mungana Caves National Park, David Fleay Wildlife Park, Fort Lytton National Park, Mamu Rainforest Canopy Walkway, Mon Repos Conservation Park, Mt Etna Caves National Park, St Helena Island National Park and the Walk-About Creek Wildlife Centre.

Queensland Health

The Spectacle Supply Scheme assists eligible Queensland residents by providing a comprehensive range of free basic spectacles. Queensland Health administers the Scheme through the Medical Aids Subsidy Scheme (MASS), following transfer of the administration and management of the scheme from Health Service Districts, effective 1 January 2008.

The Medical Aids Subsidy Scheme provides access to subsidy funding assistance for the provision of a range of aids and equipment to eligible Queensland residents with permanent and stabilised conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home and avoid premature or inappropriate residential care or hospitalisation. Subsidy funding assistance is provided towards: communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen.

Queensland Health’s Patient Travel Subsidy Scheme provides financial assistance to patients who need to access specialist medical services which are not available within their local area. The Scheme provides a subsidy towards the cost of travel and accommodation for patients and, in some cases, an escort.

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate.

204	Budget Strategy and Outlook 2011-12

Department of Justice and Attorney-General

The Public Trustee offers fee rebates (full or partial) for clients who, because of financial circumstances, cannot pay the full amount of fees that have been levied.

Department of the Premier and Cabinet

Discounts apply to venue rental fees charged to arts and community organisation hirers and rent reductions apply to lease amounts for resident cultural organisation tenants at the Judith Wright Centre of Contemporary Art. Rental subsidies will be phased out by 2014.

Concessional ticket entry fees apply to a variety of concession card holders, students, children and families for special exhibitions at the Queensland Art Gallery and the Queensland Museum.

Queensland Performing Arts Trust offers discounts on venue rental fees charged to Government funded cultural organisations, charitable organisations, government departments and educational institutions.

Community groups and charities are given discounts on venue rental fees at South Bank, such as the Suncorp Piazza and Cultural Forecourt.

Department of Transport and Main Roads

Motor vehicle and boat registration concessions are provided to holders of the Pensioner Concession Card, Queensland Seniors Card and to those receiving a TPI Ex-serviceperson Pension. The concession is aimed at improving the access to travel of pensioners and seniors and provides a reduced rate of registration fees.

Other motor vehicle and boat registration concessions are provided to:

—	primary producers to ensure the costs of basic necessities are kept to a minimum

—	local governments to ensure lower costs of essential services

—	charitable and community service organisations who provide assistance in the form of food, clothing and shelter to persons in distress

—	people living in remote areas without access to the wider road network

—	car club members with vehicles over 30 years of age who are preserving Queensland’s motoring history

—	specific purpose vehicles that are used off road but need access to the road network to move between sites and to certain overseas consular positions.

Budget Strategy and Outlook 2011-12	205

The School Transport Assistance Scheme is a program for students whose access to school is disadvantaged by distance or who are from defined low income groups. Assistance is provided towards the cost of travel on bus, rail and/or ferry with allowances for private vehicle transport.

Public transport concessions are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive a public transport concession include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students. The Taxi Subsidy Scheme aims to improve the mobility of persons with severe disabilities by providing a 50% concession fare up to a maximum subsidy of $25 per trip.

206	Budget Strategy and Outlook 2011-12

APPENDIX C – REVENUE AND EXPENSE ASSUMPTIONS AND SENSITIVITY

ANALYSIS

The Queensland Budget, like those of other states, is based in part on assumptions made about future elements of uncertainty, both internal and external to the State, which can impact directly on economic and fiscal forecasts. Operating results achieved in recent years reflect the fact that the actual fiscal result achieved depends on the direction of such variables.

This appendix outlines the assumptions underlying the revenue and expense estimates and analyses the sensitivity of the estimates to changes in the economic and other assumptions. This analysis is provided to enhance the level of transparency and accountability of the Government.

The forward estimates in the Budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the Budget) are applied consistently throughout the forward estimates period.

The following discussion provides details of some of the key assumptions, estimates and risks associated with revenue and expenditure and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

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Taxation and Royalty Revenue – 2009-10 to 2014-15

Table C1 Taxation and Royalty Revenue[1]
	2009-10 Actual $ million	2010-11 Est. Act. $ million	2011-12 Budget $ million	2012-13 Projected $ million	2013-14 Projected $ million	2014-15 Projected $ million
Payroll Tax	2,687	3,005	3,263	3,617	3,978	4,368
Transfer Duty	1,978	1,885	2,180	2,432	2,533	2,886
Other Duties	867	952	1,018	1,085	1,157	1,233
Gambling Taxes and Levies	927	951	981	1,012	1,043	1,076
Land Tax	1,033	1,042	1,064	1,145	1,214	1,287
Motor Vehicle Registration	1,252	1,320	1,373	1,428	1,486	1,545
Other Taxes	631	721	648	695	734	768
Total taxation revenue	9,375	9,876	10,527	11,415	12,144	13,164

Royalties
Coal	1,756	2,280	2,755	2,906	2,677	2,875
Other royalties and land rents	392	510	690	745	758	799
Total Royalties and land rents	2,148	2,791	3,445	3,651	3,436	3,674
Note:
1. Numbers may not add due to rounding.

208	Budget Strategy and Outlook 2011-12

TAXATION REVENUE ASSUMPTIONS AND REVENUE RISKS

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the State. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast levels, would impact upon a broad range of taxation receipts.

Wages and employment growth – payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The Budget assumptions are for an increase in the Wage Price Index of 4% and an increase in employment of 3% in 2011-12.

A one percentage point variation in either Queensland wages growth or employment would change payroll tax collections by approximately $33 million in 2011-12.

Transfer duty estimates

For 2011-12, transfer duty collections are expected to increase modestly from 2010-11 estimated actual. However, this is being boosted by the abolition of the principal place of residence duty concession. Underlying growth in 2011-12 is less than one per cent reflecting a weak recovery in dwelling investment which despite stronger growth in employment and wages, is forecast to only improve slightly in 2011-12. This is the period at which the Queensland Building Boost grant is targetted.

Growth in dwelling investment is forecast to strengthen in 2012-13 as the recovery in the broader economy generates higher migration levels.

Tight credit conditions are likely to continue to weigh on some segments of the market in 2012-13, but a slight recovery in the property market is forecast reflecting continuing demand for property and house price growth. Estimated growth across the forward estimates is conservative relative to the period prior to the global financial crisis.

A 1% variation in either the average value of property transactions or the volume of transactions would change transfer duty collections by approximately $22 million in 2011-12.

Budget Strategy and Outlook 2011-12	209

ROYALTY ASSUMPTIONS AND REVENUE RISKS

Table C2 Coal Royalty Assumptions
	2010-11 Estimate	2011-12 Projection	2012-13 Projection	2013-14 Projection	2014-15 Projection
Tonnages- Crown Export[1] Coal (Mt)	153	175	200	217	235
Exchange Rate US$ per A$[2]	0.99	1.025	0.96	0.93	0.91
Year Average Coal prices
Hard Coking	238	240	210	180	180
Semi Soft	188	200	170	145	145
Thermal	96	115	100	85	85
Notes:
1.	Excludes coal produced for domestic consumption and coal where royalties are not paid to the government, i.e private royalties. 2010-11 estimate for domestic coal volume is approximately 20Mt and private coal is 10Mt.
2.	Year average.

Royalty Assumptions

Table C2 provides the 2011-12 Budget assumptions regarding coal royalties, which represent the bulk of Queensland’s royalty revenue.

The 2010-11 estimate of coal volumes incorporate a reduction of 27 million tonnes of crown export coal because of the floods and Tropical Cyclone Yasi.

The LNG industry is expected to begin generating royalties in 2013-14. However, royalties are expected to increase significantly outside of the forward estimates as production ramps up.

Exchange rate and commodity prices and volumes – royalties estimates

Estimates of mining royalties are sensitive to movements in the Australian dollar-US dollar exchange rate and commodity prices and volumes. Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

For each one cent movement in the Australian dollar-US dollar exchange rate, the impact would be approximately $37 million in 2011-12.

A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $29 million.

A 1% variation in the price of export coal would lead to a change in royalty revenue of approximately $33 million.

210	Budget Strategy and Outlook 2011-12

Parameters influencing Australian Government GST payments to Queensland

Estimates of Australian Government GST revenue grants to states and territories are dependent on total GST revenue collected, which tends to be closely correlated with the general level of economic activity. The Australian Government has provided estimates of total GST collections in its Budget Papers. In 2011-12, Queensland’s Budget will bear the risks of fluctuations in GST revenues.

The Australian Government’s estimate of GST revenue in 2011-12 is based on its forecast of consumption and as with all other tax estimates, there is a risk of lower collections than estimated by the Australian Government if economic growth and consumption is weaker than expected.

Relative to other states, Queensland has been assessed as having an increasing capacity to raise revenue, particularly mining revenue in recent years. As a result, Queensland’s share of GST funding (relativity) has declined and will continue to be below a population share in 2011-12.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

SENSITIVITY OF EXPENDITURE ESTIMATES AND EXPENDITURE RISKS

Public sector wage costs

Salaries and wages form a large proportion of General Government operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

The 2011-12 Budget and forward estimates includes funding for wage increases as per existing agreements and reflect the Government’s wages policy for agreements yet to be reached.

A general 1% increase in wage outcomes in a particular year would increase expenses by around $200 million per annum.

Budget Strategy and Outlook 2011-12	211

Interest rates

The General Government sector has a moderate level of debt with a total debt servicing cost forecast at $1.7 billion in 2011-12.

The current average duration of General Government debt is around four years. The majority of General Government debt is held under fixed interest rates and therefore the impact of interest rate variations on debt servicing costs in 2011-12 would be modest.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth and inflation. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

While these impacts have been estimated and allowances made in the Budget and forward estimates to accommodate them, the actual outcome may differ from the estimates calculated for the Budget.

Demographic and demand based risks

Unforeseen changes in the size, location and composition of Queensland’s population can impact on the demand for goods and services and therefore on the cost of maintaining existing policies. This is particularly evident in the health, education, community services and criminal justice sectors.

State government expenditure is often more closely associated with socio-demographic factors, such as the number of school age children or the number of elderly residents, than with economic activity. However, such changes are unlikely to impact significantly in the short term.

For this reason, the composition, size and location of the State’s population are more significant in projecting the State’s expenditure needs across the forward estimates period than for the current or budget year.

212	Budget Strategy and Outlook 2011-12

APPENDIX D – GOVERNMENT-OWNED CORPORATIONS NON–FINANCIAL KEY PERFORMANCE INDICATORS

This appendix provides details of Government-owned Corporations (GOCs) non-financial performance against a number of key performance indicators (KPIs). Key points of note include:

—

Workforce and contractor safety continues to be a core focus for the GOCs. Notwithstanding the general improvement over the 2008-09 numbers, GOCs are implementing initiatives to further improve safety in the workplace.

—

The 2009-10 system performance for Ergon was again impacted by a suspension and internal review of ‘live’ line work on high voltage assets and operating restrictions associated with specific Air Break Switches. The progressive resumption of ‘live’ line work practices and the lifting of a ban placed on the operation of a range of Air Break Switches resulted in an underlying improvement in system performance in 2009-10 compared to 2008-09.

—

Far North Queensland Ports Corporation Limited trading as Ports North reported an increase of export and import volumes in 2009-10. For example Port of Cairns reported a 34% increase in sugar exports and an 84% increase in fertiliser imports.

—

GPC increased its total trade volumes by approximately 5% over 2008-09 due to achieving record coal exports through the Port of Gladstone and an increase in trade through the Port Alma Shipping Terminal.

—	NQBP’s increase in tonnages by approximately 15% is reflective of an increase of coal throughput at the Ports of Abbot Point and Hay Point.

—

Cargo throughput for the Port of Townsville Limited for 2009-10 reached the highest volume ever traded through the Port of Townsville. The strong performance is due to the increase of nickel ore for the Nickel Yabulu Refinery, recovery and rebounding of global commodity demand and commencement of new export commodities goethite, grain and magnetite.

—

Reporting of 2009-10 non-financial performance will be the final year for QR Limited due to the separation process to establish Queensland Rail Limited and QR National Limited from 1 July 2010. QR Limited’s continued focus on improving passenger train services is reflected in an increase in customer satisfaction from 90% in 2008-09 to 91.5% in 2009-10 and the citytrain on-time running increasing from 91.76% in 2008-09 to 92.7% in 2009-10.

—

SunWater’s safety result of zero lost time injury frequency rate was achieved through training and enhanced staff awareness of safety risks and hazards. During 2009-10 SunWater standardised the service targets across all of its water supply schemes, which resulted in improved management of customer service targets.

Budget Strategy and Outlook 2011-12	213

Energy Sector Non-Financial Performance

Table D.1 [1] Prior Year Non-Financial Performance
	2008-09 Actual	2009-10 Actual
Ergon Energy Corporation Limited
System Average Interruption Duration Index[2]
Urban	217	222
Short Rural	609	544
Long Rural	1,108	999
System Average Interruption Frequency Index[3]
Urban	2.33	2.25
Short Rural	4.93	4.58
Long Rural	7.73	7.19
Safety (Lost Time Injury Frequency Rate)	4.08	5.3
Workforce Numbers	4,634	4,630

ENERGEX Limited
System Average Interruption Duration Index[2]
CBD	3.10	1.19
Urban	91.20	88.48
Rural	228.00	215.73
System Average Interruption Frequency Index[3]
CBD	0.06	0.08
Urban	1.05	1.20
Rural	2.56	2.41
Safety (Lost Time Injury Frequency Rate)	2.34	1.00
Workforce Numbers	3,744	3,849

Powerlink
Safety (Lost Time Calculation)	0.1	0.04
Grid Energy Delivered (gigawatt hours)	47,904	47,825
Workforce Numbers [4]	1,000	952

CS Energy Limited
Safety (Lost Time Injury Frequency Rate) [4]	5.0	7.0
Energy Sent Out (gigawatt hours)	16,675	17,046
Workforce Numbers	673	668

214	Budget Strategy and Outlook 2011-12

Table D.1 [1] (continued) Prior Year Non-Financial Performance
	2008-09 Actual	2009-10 Actual
Stanwell Corporation Limited
Safety (Lost Time Injury Frequency Rate)	9.73	7.80
Energy Sent Out (gigawatt hours)[5]	8,758	8,716
Workforce Numbers	395	383

Tarong Energy Corporation Limited
Safety (Lost Time Injury Frequency Rate)	6.2	1.8
Energy Sent Out (gigawatt hours)	8,601	9,150
Workforce Numbers	452	506

Notes:
1. Figures have been obtained from the energy GOCs’ 2008-09 and 2009-10 Annual Reports.
2. Total minutes, on average, that customers are without electricity in a year (includes both planned and unplanned minutes off supply).
3. Average number of occasions per year each customer is interrupted.
4. 2008-09 metric restated for comparative purposes.
5. Includes wind farms.

Budget Strategy and Outlook 2011-12	215

Transport and Water Sectors Non-Financial Performance

Table D.2 [1] Prior Year Non-Financial Performance
	2008-09 Actual	2009-10 Actual
Far North Queensland Ports Corporation Limited[2]
Safety (Lost Time Injury Frequency Rate)	0	0
Number of Vessels	2,508	2,896
Trade Volumes (million tonnes)	1.086	4.082

Gladstone Ports Corporation Limited
Safety (Lost Time Injury Frequency Rate)	4.81	5.09
Number of Vessels	1,485	1.521
Trade Volumes (million tonnes)	79.374	83.4

North Queensland Bulk Ports Corporation Limited[3]
Safety (Lost Time Injury Frequency Rate)	..	26.85
Number of Vessels	1,681	1,916
Trade Volumes (million tonnes)	121.159	139.525

Port of Brisbane Corporation Limited[4]
Safety (Lost Time Injury Frequency Rate)	5.00	9.1
Number of Vessels	2,453	2,436
Trade Volumes (million tonnes)	31.896	32.100

Port of Townsville Limited
Safety (Lost Time Injury Frequency Rate)	6.65	10.98
Number of Vessels	718	773
Trade Volumes (million tonnes)	9.084	10.250

QR Limited[5]
Safety (Lost Time Injury Frequency Rate)	11.74	7.1
Citytrain Customer Satisfaction (%)	90	91.5
Citytrain On-time Running (%)	91.76	92.7
Coal Tonnages (million tonnes)[6]	185	199
Bulk/General Freight Tonnages (million tonnes)[6]	59	64

216	Budget Strategy and Outlook 2011-12

Table D.2 [1] (continued) Prior Year Non-Financial Performance
	2008-09 Actual	2009-10 Actual
SunWater Limited
Safety (Lost Time Injury Frequency Rate)	8.70	0
Customer Service Levels (Exceptions)	153	20
Water Delivered (%)	43.27	56.7
Notes:
1.	Figures have been obtained from the transport GOCs’ 2008-09 and 2009-10 Annual Reports.
2.	2008-09 reflects the former Cairns Ports Limited operations only. 2009-10 also includes the Ports of Cairns, Mourilyan, Cape Flattery, Skardon River, Karumba, Quintell Beach, Thursday Island, Cooktown and Burketown following their consolidation into the new entity of Far North Queensland Ports Corporation Limited.
3.	NQBP comprises the former Mackay Ports Limited and Ports Corporation of Queensland Limited (PCQ), which were amalgamated in 2009-10. The reported KPIs reflect PCQ’s actual results.
4.	Pursuant to section 11A(1)(b) of the Infrastructure Investment (Asset Restructuring and Disposal) Act 2009 the declaration of Port of Brisbane Corporation Limited as a Government-owned Corporation was revoked on 16 December 2010.
5.	Pursuant to section 11A(1)(a) of the Infrastructure Investment (Asset Restructuring and Disposal) Act 2009 the declaration of QR Limited as a Government-owned Corporation was revoked on 21 September 2010.
6.	Tonnages represent those transported by QR subsidiaries – QR Coal and QR Freight.

Budget Strategy and Outlook 2011-12	217

By authority: S. C. Albury, Acting Government Printer, Queensland 2011

State Budget 2011–12

Budget Strategy and Outlook

Budget Paper No.2

www.budget.qld.gov.au

Queensland

Government

State Budget 2011–12

Budget Strategy and Outlook

Budget Paper No.2

www.budget.qld.gov.au

State Budget 2011-12

Capital Statement

Budget Paper No.3

2011-12 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Budget Highlights

This suite of Budget Papers is similar to that published in 2010-11.

The Budget Papers are available online at www.budget.qld.gov.au

They can be purchased through the Queensland Government

Bookshop – individually or as a set – by phoning 1800 801 123 or at www.bookshop.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2011

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Capital Statement

Budget Paper No.3

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Queensland

Government

STATE BUDGET

2011-12

CAPITAL STATEMENT

Budget Paper No. 3

1.	Overview

	Introduction	2
	Capital Grants to Local Government Authorities	5
	Funding the State Capital Program	6

2.	State Capital Program - Planning and Priorities

	Introduction	11
	Capital Planning and Priorities	11
	2011-12 Highlights	13
	Queensland Future Growth Fund	21

3.	Capital Outlays by Entity

	Communities	23
	Community Safety	30
	Education and Training	35
	Electoral Commission of Queensland	46
	Employment, Economic Development and Innovation	47
	Environment and Resource Management	64
	Health	72
	Justice and Attorney-General	79
	Legislative Assembly of Queensland	82
	Local Government and Planning	83
	Office of the Governor	85
	Office of the Ombudsman	86
	Police	87
	Premier and Cabinet	90
	Public Works	95
	Queensland Audit Office	100
	Transport and Main Roads	101
	Treasury	118

Appendix A - Entities included in Capital Outlays 2011-12	119

Appendix B - Key Concepts and Coverage	121

Appendix C - Methodology for estimating employment impacts of the Capital Works Program	122

1.	OVERVIEW

KEY POINTS

—	Capital outlays in 2011-12 are estimated to be $14.951 billion.

—	Capital outlays will support approximately 93,000 full-time jobs in Queensland.

—	The Government’s ongoing commitment to regional and rural Queensland is reflected in this Budget. Over 58% of expenditure will occur outside the Brisbane Statistical Division.

—	The focus of the 2011-12 capital program is on reconstruction works following recent natural disasters and on continuing to develop infrastructure to ensure economic growth and to meet the needs of a growing population.

—	The 2011-12 capital program includes $1.745 billion in restoration works following the impacts of the 2010-11 floods and Severe Tropical Cyclone Yasi across Queensland. This includes $1.263 billion in grants to local government authorities and $450.2 million in road capital works.

—	In 2011-12, there will be capital outlays of $5.448 billion for transport and main roads including $118.3 million on the Richlands to Springfield rail line, $147.9 million on the Bruce Highway (Cooroy to Curra), $93.7 million on the Northern Busway (Enoggera Creek to Kedron), and $36 million on the South East Queensland Cycle Network Program.

—	The 2011-12 health capital program is $1.820 billion. Of this, $1.297 billion is allocated for hospital projects, including three new tertiary hospitals in South East Queensland and hospital redevelopments at Cairns, Mackay, Mount Isa, Rockhampton and Townsville.

—	The capital outlays of the Public Non-financial Corporations sector, including Government-owned corporations, constitute 34% of total outlays in 2011-12, including $3.520 billion in the energy sector.

Capital Statement 2011-12	1

INTRODUCTION

This capital statement presents an overview of proposed capital outlays by the Queensland Government in 2011-12, as well as a summary of the Government’s approach to infrastructure provision. Capital outlays in 2011-12 are estimated to be $14.951 billion, net of a capital contingency reserve of $1 billion.

The 2011-12 capital program reflects the significant rebuilding and reconstruction task following the disaster events of late 2010 and early 2011. In particular, the roads and local government grant programs are heavily focused on the rebuilding task.

In addition to the rebuilding and reconstruction task, the Government continues to make significant investments in health, public transport, roads, water infrastructure, education and housing and homelessness services. Investment also continues through the South East Queensland Infrastructure Plan and Program (SEQIPP) which will form part of the upcoming Queensland Infrastructure Plan.

Each year a significant part of the Queensland Government’s capital program is undertaken through the Public Non-financial Corporations (PNFC) sector (that is, commercial entities of Government, including Government-owned corporations and other authorities such as the water bodies). For 2011-12, capital outlays of Queensland’s PNFC sector will constitute 34% of total outlays, reflecting major investments in water, electricity, rail and ports infrastructure.

Consistent with the Government’s commitment to building Queensland’s regions, over 58% of capital expenditure is expected to occur outside the Brisbane Statistical Division.

It is estimated that the State Capital Works program will support some 93,000 jobs. The employment impact of the program is estimated using methodology developed by the Office of Economic and Statistical Research.

2	Capital Statement 2011-12

Capital outlays by purpose in 2011-12 are shown in Chart 1.1 below. Capital outlays by State Government entity are listed in Table 1.1.

Capital Statement 2011-12	3

Table 1.1 Capital Outlays by Entity[1,2,3]
Entity	2010-11 Est. Act. $’000	2011-12 Budget $’000
Communities	1,276,559	846,927
Community Safety	310,953	229,263
Education and Training	1,596,844	655,220
Employment, Economic Development and Innovation
Employment, Economic Development and Innovation	221,765	320,565
Energy Generation sector	367,658	422,532
Energy Transmission sector	482,396	859,000
Energy Distribution sector	1,810,870	2,238,765
Water Infrastructure Projects	345,214	42,182
Environment and Resource Management
Environment and Resource Management	260,515	152,729
Queensland Bulk Water Supply Authority	209,860	146,113
Queensland Bulk Water Transport Authority	24,840	41,286
Health	1,278,842	1,895,036
Justice and Attorney-General	196,793	279,456
Legislative Assembly of Queensland	2,587	2,481
Local Government and Planning	561,426	450,262
Police	200,356	227,306
Premier and Cabinet
Premier and Cabinet	110,275	76,384
Queensland Reconstruction Authority	465,358	1,263,998
Public Works	306,455	344,620
Transport and Main Roads
Transport and Main Roads[4]	3,294,080	4,010,348
Queensland Rail[5]	1,396,052	1,157,113
Port Authorities[6]	507,580	280,562
Treasury	4,592	6,094
Other Agencies[7]	1,223	2,265
Anticipated Capital Contingency Reserve[8]	-400,000	-1,000,000
Total Capital Outlays	14,833,093	14,950,507

4	Capital Statement 2011-12

Table 1.1 Capital Outlays by Entity[1,2,3]

Notes:

1.	Includes associated statutory bodies.

2.	Capital works outside of Queensland are not included in the capital program.

3.	Numbers may not add due to rounding.

4.	2010-11 Estimated Actuals includes Queensland Motorways Limited which was leased in 2010-11.

5.	2010-11 Estimated Actuals includes QR National which was floated in 2010-11.

6.	2010-11 Estimated Actuals includes Port of Brisbane Corporation which was leased in 2010-11.

7.	Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office.

8.	Contingency recognises that individual agencies may budget to fully expend their capital works allocations, however, on a whole-of-Government basis, there is likely to be under spending, resulting in a carryover of capital allocations.

The 2010-11 Capital Works Program budget totalled $17.091 billion. The 2010-11 estimated actual is for total expenditure of $14.833 billion, representing 87% of the original published budget. The 2010-11 estimated actual includes an underspend provision of $400 million based on the analysis of year to date actuals by Treasury.

Major movements in the 2010-11 capital program include significant deferrals across the capital program as a result of the natural disaster events and the extended wet season. In addition, the program was lower than budgeted due to part year spends for QR National, which was floated in November 2010, and Port of Brisbane Corporation, which was leased in November 2010.

CAPITAL GRANTS TO LOCAL GOVERNMENT AUTHORITIES

As highlighted in Budget Paper 2 – Budget Strategy and Outlook, the Queensland Government provides capital grants and subsidies to local government authorities to assist with the creation or upgrading of a range of essential community infrastructure such as water supply, sewerage works, roads and drainage works.

Capital Statement 2011-12	5

In 2010-11, approximately 70.9% ($1.245 billion) of total Queensland Government grants made to local government authorities were for capital purposes. Capital grants to local government are expected to account for $2.152 billion, or 77.5% of total Queensland Government grants in 2011-12. The high and increasing level of capital grants to local governments is mainly due to funding associated with reconstruction after recent floods and Severe Tropical Cyclone Yasi.

Queensland Government capital grants to local government authorities are shown in Chart 1.2 below.

FUNDING THE STATE CAPITAL PROGRAM

The State’s capital program is implemented across both the General Government sector and the PNFC sector.

While the capital program undertaken across the PNFC sector contributes significantly towards meeting the Government’s priorities, the process through which this capital program is developed and funded is different from the General Government sector.

6	Capital Statement 2011-12

Entities in the PNFC sector operate as commercial business entities, generally within competitive markets, and as such progress their capital programs on the basis of needs identified within the market sectors they service. There are a number of ways in which the capital expenditure program for the PNFC sector can be funded. Their options include using cash flow from their business, borrowings, and, in certain situations, requesting a dividend reinvestment or equity injection from shareholding Ministers.

Table 1.2 outlines the major sources of funding for the State capital program.

In 2011-12, net borrowings of $11.889 billion are estimated in support of the capital program.

Borrowings for capital purposes will be required to substantially fund the 2011-12 capital program, whereas, in 2010-11, proceeds of asset sales and cash flows were the major source of funding.

Table 1.2 Sources of Funding for Capital[1]
	2010-11 Est. Act. $ million	2011-12 Budget $ million

Total Capital Expenditure	14,833	14,951
Less capital grants (funded from operating revenue)	1,679	2,571
Net State Capital Funding Task	13,154	12,380

Funding Sources
Net cash flow available for capital acquisitions	603	..
Sales of non-financial assets	647	313
Borrowings for capital purposes	1,653	11,889
Cash balances and other financing sources[2]	10,251	178

Total Funding Sources	13,154	12,380
Notes:
1. Numbers may not add due to rounding.
2. 2010-11 Estimated Actuals includes net proceeds from the Government’s asset sales program.

Capital Statement 2011-12	7

Table 1.3 outlines capital outlays in 2011-12 by entity for each statistical division.

Table 1.3 Total Capital Outlays by Entity within Statistical Division for 2011-12[1]
Entity[2]	05 Brisbane $’000	07 G/Coast $’000	09 S/Coast $’000	12 W/Moreton $’000	15 W/Bay $’000	20 D/Downs $’000	25 S/West $’000
Communities	331,897	71,121	35,787	9,104	38,880	34,423	1,511
Community Safety	64,052	14,715	8,741	35,846	9,410	5,168	530
Education and Training	296,101	63,476	66,126	8,257	31,960	22,613	1,546
Employment, Economic Development and Innovation	1,491,124	200,073	262,406	88,127	363,292	341,128	75,403
Environment and Resource Management	160,975	50,181	30,246	14,365	6,129	9,356	1,003
Health	724,941	573,502	126,608	10,717	42,151	26,198	2,779
Justice and Attorney-General	264,861	1,587	1,367	288	1,280	907	75
Legislative Assembly of Queensland	2,481	0	0	0	0	0	0
Local Government and Planning	220,739	46,975	29,072	8,555	25,468	20,913	2,218
Police	152,293	17,563	6,523	1,920	5,714	4,692	498
Premier and Cabinet	327,944	9,334	7,319	140,626	101,221	148,173	20,809
Public Works	178,909	23,282	21,230	4,240	12,623	10,365	1,099
Transport and Main Roads	2,438,830	526,188	165,316	71,931	542,761	167,169	213,131
Treasury	6,094	0	0	0	0	0	0
Other Agencies[3]	2,265	0	0	0	0	0	0
Anticipated Capital Contingency Reserve[4]
Funds Allocated	6,245,746	1,497,812	713,047	369,276	1,106,854	741,508	300,502

Notes:
1. Numbers may not add due to rounding.
2. Includes associated statutory bodies. Capital works outside of Queensland are not included in the 2011-12 capital program.
3. Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office.
4. The Anticipated Capital Contingency Reserve has been spread across statistical divisions proportionate to capital spends.

8	Capital Statement 2011-12

Table 1.3 Total Capital Outlays by Entity within Statistical Division for 2011-12[1]
Entity[2]	30 Fitzroy $’000	35 C/West $’000	40 Mackay $’000	45 Northern $’000	50 F/North $’000	55 N/West $’000	Totals $’000
Communities	44,352	2,757	29,826	96,233	123,625	27,411	846,927
Community Safety	10,718	967	10,565	4,879	60,586	3,086	229,263
Education and Training	23,177	715	45,943	31,780	60,404	3,122	655,220
Employment, Economic Development and Innovation	339,367	42,897	188,408	212,625	212,548	65,646	3,883,044
Environment and Resource Management	26,504	777	12,871	8,001	14,022	5,698	340,128
Health	52,609	1,290	106,775	111,603	94,091	21,772	1,895,036
Justice and Attorney-General	1,583	36	764	3,490	3,104	114	279,456
Legislative Assembly of Queensland	0	0	0	0	0	0	2,481
Local Government and Planning	19,764	1,030	23,145	24,328	24,786	3,269	450,262
Police	6,900	231	7,300	6,227	15,144	2,301	227,306
Premier and Cabinet	144,165	45,696	53,088	126,620	172,295	43,092	1,340,382
Public Works	20,495	511	16,454	14,330	38,029	3,053	344,620
Transport and Main Roads	431,483	42,493	197,604	306,360	296,219	48,538	5,448,023
Treasury	0	0	0	0	0	0	6,094
Other Agencies[3]	0	0	0	0	0	0	2,265
Anticipated Capital Contingency Reserve[4]							-1,000,000
Funds Allocated	1,050,830	130,660	649,312	887,138	1,044,958	212,864	14,950,507

Notes:
1. Numbers may not add due to rounding.
2. Includes associated statutory bodies. Capital works outside of Queensland are not included in the 2011-12 capital program.
3. Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office.
4. The Anticipated Capital Contingency Reserve has been spread across statistical divisions proportionate to capital spends.

Capital Statement 2011-12	9

Chart 1.3

Queensland Statistical Divisions, 2011-12

N
INSET
Wide Bay-Burnett
Sunshine Coast
West Moreton
Brisbane
Darling Downs
Gold Coast
NEW SOUTH WALES
SOUTH PACIFIC OCEAN
GULF OF CARPENTARIA
Far North
CORAL SEA
North West
Northern
Mackay
NORTHERN TERRITORY
Central West
Fitzroy
Wide Bay-Burnett
SEE INSET
SOUTH AUSTRALIA
South West
Darling Downs
NEW SOUTH WALES
ABS STATISTICAL DIVISIONS
Code Name
05 Brisbane
07 Gold Coast
09 Sunshine Coast
12 West Moreton
15 Wide Bay-Burnett
20 Darling Downs
25 South West
30 Fitzroy
35 Central West
40 Mackay
45 Northern
50 Far North
55 North West

Note: Boundaries are based on ASGC 2010

Prepared by the Office of Economic and Statistical Research

10	Capital Statement 2011-12

2.	STATE CAPITAL PROGRAM – PLANNING AND PRIORITIES

INTRODUCTION

The Queensland Government is committed to creating the infrastructure necessary to support the economic and social development of the State. It does so:

—	by providing infrastructure in support of core service delivery priorities – General Government sector investment

—	through investments made by commercial entities of Government, including Government-owned corporations (GOCs) – PNFC sector investment

—	where appropriate, by fostering private sector investment.

This chapter outlines key capital planning and expenditure priorities for the 2011-12 Budget.

CAPITAL PLANNING AND PRIORITIES

Capital investment decisions are primarily driven by the policy priorities of Government and factors such as demographic changes and planning requirements which impact upon service delivery requirements.

The Government has a range of mechanisms available to deliver the capital needed to support its priorities. These mechanisms include the Government directly funding and constructing infrastructure and providing capital grants to local governments, the private sector as well as profit and not-for-profit organisations to deliver capital projects and provide services on behalf of the Government. The Government also considers opportunities for private sector involvement in public infrastructure delivery either through joint ventures or stand alone projects.

Investments made by the PNFC sector also constitute a major part of the State capital program. Entities in the PNFC sector operate on a commercial basis and, as such, their capital programs reflect needs identified within the market sector serviced by these entities.

Capital Statement 2011-12	11

In recent years, the State Government has pursued a strategy of encouraging private sector investment in those sections of the economy where there is no public policy rationale for public sector ownership. This strengthens market signals for investment and is likely to increase the productivity of investment. This will also allow the State Government to invest in those projects for which there is not a private sector market.

Queensland Infrastructure Plan

In March 2010, the Government held the Queensland Growth Management Summit to help shape Queensland’s future. One of the outcomes of this forum was a commitment to develop a Queensland Infrastructure Plan (QIP) that clearly links infrastructure delivery with population growth and economic development priorities.

QIP will be the Government’s key infrastructure planning document for the entire state, and will replace other infrastructure plans and programs, including the South East Queensland Infrastructure Plan and Program and the Far North Queensland Infrastructure Plan and Program.

When released, the QIP will deliver a state-wide blueprint of the road, public transport, health and education infrastructure that will support the priorities outlined in the Queensland Regionalisation Strategy. Additionally, it will clearly link infrastructure delivery with population and economic development priorities, aligning to the outcomes of the Queensland Growth Management Summit.

Queensland Reconstruction Authority

In response to the natural disaster events between November 2010 and March 2011, the Government has established the Queensland Reconstruction Authority to manage and coordinate the reconstruction effort.

The Government’s objective is to reconnect, rebuild and improve Queensland, its communities and economy. This work is to be done in partnership with communities, businesses and local governments and with support of the Australian Government.

The 2011-12 capital program includes $1.745 billion in reconstruction works associated with these events. The reconstruction efforts include:

—	$1.263 billion in reconstruction grants to local governments

—	$450.2 million in capital works to restore the roads network across the State

—	$30 million for cyclone shelters in Queensland communities.

12	Capital Statement 2011-12

2011-12 HIGHLIGHTS

The Government is committed to continuing to develop Queensland’s infrastructure base. Highlights of capital spending in 2011-12 are outlined in this section.

Health

In 2011-12, the Government continues its significant investment in health infrastructure with a $1.820 billion capital program. The focus for 2011-12 includes investment in new hospitals, hospital redevelopments and expansions (including emergency department upgrades), development of community health infrastructure, pathology, research and scientific services, mental health services and investment in information and health technology to support the delivery of health services.

Highlights of the 2011-12 capital program for Queensland Health include:

—	$46.3 million towards the $2.033 billion Sunshine Coast University Hospital and Sunshine Coast Academic Research Centre

—	$241.7 million towards the new $1.402 billion Queensland Children’s Hospital

—	$435.6 million of $1.762 billion for the new Gold Coast University Hospital, due for completion in 2012

—	$245.8 million to continue with the redevelopment of hospitals at Cairns, Mackay, Mount Isa, Townsville and Rockhampton, at a total estimated investment of $1.403 billion

—	Complete and fully commission the Bundaberg Hospital expansion, Caloundra Hospital emergency department expansion and Nambour Hospital elective surgery units

—	$145.8 million to continue the development of the Translational Research Institute on the Princess Alexandra Hospital campus

—	$10 million in additional grants to James Cook University towards the completion of the dental school clinical training facilities

—	$61.2 million to continue the replacement and upgrade of information and technology equipment to provide future capability

—	$30 million to enhance mental health services under the Queensland Mental Health Plan, at an estimated total cost of $148.4 million.

Capital Statement 2011-12	13

The National Partnership Agreement (NPA) on Improving Public Hospitals funding allocation for 2011-12 is $26.2 million ($193.9 million over five years from 2009-10) to improve clinical services with a focus on emergency department access, patient flows, treatment times, paediatric services and the provision of additional mental health beds.

As part of the total allocation, the upgrade of the Queen Elizabeth II Jubilee (QEII) Hospital will receive additional funding which will enable the delivery of a new emergency department with eight short stay beds and a 12 chair transit unit.

The Logan Hospital emergency department upgrade has also been boosted by this funding, increasing the project scope to provide a new expanded emergency department in a multi-storey building with 50 new beds.

The Australian Government Health and Hospitals Fund Regional Priority Round provides a total of $97.7 million over five years to construct mental health community care units in Nambour, Bundaberg, Rockhampton and Toowoomba, develop regional inpatient mental health services in Bundaberg, Hervey Bay, Toowoomba and Maryborough, and construct planned procedure centres at Townsville Hospital and Cairns Base Hospital.

Transport and Main Roads

In 2011-12, capital funding of $5.448 billion is provided for roads and other transport infrastructure including the Department of Transport and Main Roads, RoadTek, TransLink Transit Authority, Queensland Rail Limited and the ports corporations.

Roads and public transport infrastructure

In 2011-12, capital funding of $3.931 billion is provided for critical investment in the road network and public transport infrastructure.

Highlights of the 2011-12 capital program for the Department of Transport and Main Roads include:

—

$882.7 million for capital recovery and reconstruction works on the road network following the natural disaster events throughout the State. Of this amount, $450.2 million in capital reconstruction works is solely a result of events from November 2010 onwards

—	$175.3 million to continue the construction of the Gold Coast Rapid Transit System, a light rail project from Southport to Broadbeach, at a total

14	Capital Statement 2011-12

estimated cost of $1.195 billion, which is Australian, State and Local Government funded and will be delivered as a public private partnership

—	$159.7 million to continue the upgrade of the Pacific Motorway between Springwood South and Daisy Hill, at a total estimated cost of $421.6 million which is Australian and State Government funded

—

$93.7 million to complete the construction of the Northern Busway between Enoggera Creek and Kedron, extending the existing busway from the Royal Brisbane Women’s Hospital to Sadlier Street, Kedron, at a total estimated cost of $731.6 million

—

$66.3 million to complete construction of Stage 2A of the Eastern Busway between the South East Busway and Main Avenue, Coorparoo, including bus stations at Stones Corner and Langlands Park, at a total estimated cost of $465.8 million

—

$47.9 million to complete the widening of the Douglas Arterial to four lanes on the Bruce Highway (Townsville Ring Road), at a total estimated cost of $110 million which is Australian and State Government funded

—	$25 million to continue the Cardwell Range realignment on the Bruce Highway between Ingham and Innisfail, at a total estimated cost of $115 million which is Australian and State Government funded

—	$9.2 million to continue the upgrade of the Kennedy Developmental Road between Hughenden and Winton, at a total estimated cost of $23 million

—	$8.5 million to commence construction of a new road and rail overpass to provide access south of the Capricorn Highway between Gracemere and Kabra, at a total estimated cost of $50 million

—	$147.9 million to continue upgrading the Bruce Highway (Cooroy to Curra) from Sankeys Road to Traveston Road, at a total estimated cost of $613 million which is Australian and State Government funded

—	$480 million to continue upgrading the Ipswich Motorway between Dinmore and Goodna, at a total estimated cost of $1.95 billion, which is Australian Government funded.

In addition to the above, the TransLink Transit Authority has allocated $48.2 million for public transport infrastructure improvements across South East Queensland. Of this, $44 million is provided to continue the TransLink Station Upgrade Program to improve current bus stations and build additional bus station infrastructure.

Capital Statement 2011-12	15

Rail and ports

Highlights of the $1.438 billion rail and ports 2011-12 capital program include:

—

Queensland Rail - $240.2 million for new Citytrain track infrastructure and upgrades including Moreton Bay Rail Link, Darra to Springfield Transport Corridor, Robina to Varsity Lakes, Corinda to Darra third track and Keperra to Ferny Grove duplication. In addition, $97.1 million has been allocated for the construction of additional Citytrain rollingstock

—	Gladstone Ports Corporation Limited - $64.8 million for upgrading works at the RG Tanna Coal Terminal and $19.9 million for port services projects.

The Gladstone Ports Corporation Limited, as Project Manager, will also undertake major dredging works under agreements entered into with the Liquefied Natural Gas (LNG) industry, to be funded by the private sector. The spend on this project is not included in the 2011-12 capital program.

These works, at a total estimated cost of $1.474 billion over three years, will include the development of materials off-loading facility docks, swing basins, berth pockets and channels for the LNG industry’s proposed projects on Curtis Island and dredging associated with the proposed Wiggins Island Coal Terminal

—

Far North Queensland Ports Corporation Limited - As part of a $23.3 million development program for the Cairns Cityport foreshore and waterfront, $9 million is allocated for 2011-12 to improve and expand public space along the foreshore and waterfront, including the renovation of the heritage listed Wharf Shed No. 2 and the creation of a public promenade between the Hilton Hotel and Wharf Deck No. 1

—	North Queensland Bulk Ports Corporation Limited - $19.8 million towards investigation and design works for a proposed multi-cargo facility at the Port of Abbot Point

16	Capital Statement 2011-12

—	Port of Townsville Limited – The 2011-12 capital spend includes:

–	$23.4 million to complete the Townsville Marine Precinct project that provides a dedicated marine facility to the local industrial and commercial marine industries

–	$22.8 million to commence the $85 million Berth 10A project to lengthen the current berth structure in the Port of Townsville to accommodate the Royal Australian Navy and cruise ships in the Townsville Ocean Terminal. The Berth 10A project is jointly funded with the Australian Government, Townsville City Council and the Port of Townsville Limited

–	$29 million to undertake the upgrade of Berth 8 at the Port of Townsville.

Water

To meet current and future water supply needs in South East Queensland (SEQ), the Government is continuing construction of the Water Grid, ensuring climate-resilient supply arrangements and allowing water to be regionally managed and allocated to meet demand in the areas of highest need.

In 2011-12, $52.7 million is budgeted for the completion of the Northern Pipeline Interconnector Stage 2. This pipeline will extend from Landers Shute water treatment plant at Eudlo to Cooroy on the Sunshine Coast, and complete the integration of Sunshine Coast Regional Council into the SEQ Water Grid. As part of the project, reverse flow capacity will be installed on Stages 1 and 2 of the pipeline.

The Queensland Bulk Water Supply Authority is allocating $30.3 million in 2011-12 to finalise the Hinze Dam Stage 3 project. This project has resulted in the Hinze Dam wall being raised by 15 metres, giving the dam a total capacity of nearly 310,000 ML.

Energy

The natural disasters during the summer of 2010-11 had a significant impact on the energy Government-owned corporations (GOCs), particularly the distributors ENERGEX Limited (ENERGEX) and Ergon Energy Corporation Limited (Ergon Energy).

Capital Statement 2011-12	17

Ergon Energy’s network suffered extensive damage from Cooktown to Sarina and west to Mount Isa. Parts of the ENERGEX network were destroyed or inundated, requiring rebuilding of whole sections of the network and the cleaning, repair or replacement of over 100 transformers.

The natural disasters significantly disrupted the capital expenditure programs for the distributors (ENERGEX and Ergon Energy) in 2010-11. Significant capital projects were unable to be undertaken because of the weather and are now scheduled to occur in 2011-12, 2012-13 and 2013-14.

Usually, the costs required to rebuild the electricity network would be recovered from customers, through higher prices. However, given the exceptional circumstances in this case, the Queensland Government has acted with directions being issued to the distribution GOCs under the Government Owned Corporations Act 1993 to not recover additional revenue in 2011-12 that would have been allowed under a recent Australian Competition Tribunal decision. The Government has also taken action in agreement with the distribution GOCs so that the incremental costs of repairing the distribution network following the disasters will not be passed onto customers. This will ease cost of living pressures for Queensland families.

Electricity consumption in the last couple of years has plateaued, but is expected to grow substantially into the future. Queensland’s annual electricity consumption over the last three years averaged approximately 47,100 GWh (on an as delivered basis).

Current 2010 Electricity Statement of Opportunities (ESOO) forecasts are for average demand growth to resume the growth path seen in the early-mid 2000s, at a strong 5.27% per annum for the three years to 2013-14. These forecasts, however, are now under review for the 2011 ESOO.

Significant capital investment in electricity infrastructure is required to meet in particular, this growth in peak demand. The capital program for the energy GOCs is forecast to be $3.52 billion in 2011-12.

Although the Queensland Government, ENERGEX and Ergon Energy are initiating a range of energy conservation and demand management measures, peak demand continues to be a significant issue with substantial capital investment required. Over $3 billion is forecast for transmission and distribution network projects in 2011-12 to meet peak demand and ensure a safe and secure supply of electricity to Queensland customers.

18	Capital Statement 2011-12

One of the outcomes of the Shareholder Review of Queensland Government Owned Generators is an immediate business strategy refocus by the generator GOCs on cost and performance efficiencies for the existing asset base. Consequently, the generation GOCs capital program will focus on the reliability and efficiency of existing power plants. Capital works of $423 million has been budgeted for 2011-12 primarily on overhaul, upgrade and major maintenance programs.

Highlights of the 2011-12 energy capital program include:

—	Generation sector - the primary focus will be capital works to ensure ongoing generation plant reliability and efficiency.

CS Energy Limited will spend $66.3 million on improvements to the Callide power station for overhauls and major refurbishment work on the B station, $18.9 million and $32.1 million respectively on improvements to the Mica Creek and Kogan Creek power stations and $31.5 million for improvements to the Swanbank power station. A further $14.7 million is provided for construction of the new Kogan Creek Solar Boost Project, which will also be supported by State and Australian Government grants.

Stanwell Corporation Limited will spend $53.1 million on overhauls and upgrades at Stanwell Power Station, and $7.7 million for ongoing capital works at Barron Gorge and Kareeya power stations. A further $35.7 million is also provided to invest in new gas generation opportunities, recognised in the context of implementation of outcomes from the Shareholder Review of Queensland Government Owned Generators as needed to extract value from the existing asset base of the generator GOCs.

Similarly, Tarong Energy Corporation Limited (Tarong) will spend $65.3 million on maintenance and improvements at the Wivenhoe, Tarong and Tarong North power stations. An additional $61.9 million will be spent on Tarong coal projects including overhaul of the dragline and replacement of mine fleet equipment.

—

Transmission sector - Queensland Electricity Transmission Corporation Limited (Powerlink) will undertake major transmission augmentation and new capital works of $859 million to reinforce electricity supply and maintain a secure and reliable transmission network across the state, which includes $62.8 million towards the establishment of two new substations at Western Downs and Halys and $45.1 million towards the establishment of a proposed new substation near Wandoan and a transmission line to connect to the Columboola Switching Station.

Capital Statement 2011-12	19

—

Distribution sector - ENERGEX and Ergon Energy have budgeted network and non-system capital expenditure of $1.302 billion and $937 million respectively for the augmentation and maintenance of the distribution network and to improve the security and reliability of electricity supply in their respective regions.

Housing

In 2011-12, the Government continues its investment in affordable housing infrastructure with a capital program of $581 million focused on delivering additional social housing as well as improving existing dwellings to continue to meet the needs of social housing clients. This investment will assist in meeting the growing need for affordable and appropriate housing for clients, improving Queensland’s response to people who are homeless or at significant risk of homelessness and improving the condition and availability of housing in Indigenous communities.

This major investment in capital works includes funding of $60 million from the Queensland Future Growth Fund and $298 million from National Partnership Agreements with the Australian Government including the Nation Building and Jobs Plan, Social Housing, Homelessness and Remote Indigenous Housing.

In 2011-12, the value of the social housing portfolio is expected to reach in excess of $15 billion.

Education and Training

The education capital works budget in 2011-12 will total $323.2 million (including an expensed component of $37 million), while the training capital works budget will total $97.6 million (including $8 million expensed) and $109.9 million (including $7.1 million expensed) in capital works for early childhood education. This is in addition to capital allocations for the South East Queensland Schools Public Private Partnership, capital grant payments to other organisations and plant and equipment purchases for the department. This infrastructure investment will also generate further employment opportunities.

20	Capital Statement 2011-12

A total of $132.8 million will be spent on facilities to cater for population growth areas across the state. This funding will provide a new school at Mango Hill, undertake staged work at four schools, buy land and provide additional classrooms at existing schools. New schools in Bundilla on the Sunshine Coast and Murrumba Downs will be opened under the Queensland Schools Public Private Partnership, which will provide seven schools in total and will also deliver the second stage of construction at two other schools in Peregian Springs and Thornlands South.

There will be $7.5 million (including $1.5 million expensed) capital investment in 2011-12 relating to the Flying Start suite of initiatives which will prepare Queensland for the introduction of Year 7 as the first year of secondary school from 2015 by building, refurbishing and reconfiguring state school classrooms and flexible learning areas, and providing teacher housing to address local needs.

The Government’s commitment to invest $321 million to establish up to 240 new or additional kindergarten services by 2014 will provide $75 million in 2011-12, which will include the construction of 85 services for 2012.

The Queensland Skills Plan included a six-year infrastructure program worth over $350 million. Under this plan, in 2011-12, $94.1 million will be invested in major facilities for trade and technician skills and for the redevelopment of TAFE campuses generally.

QUEENSLAND FUTURE GROWTH FUND

The Queensland Future Growth Fund (the Fund) was established in June 2006 with the net proceeds from the sale of State Government-owned energy retailers.

The Fund supports initiatives and infrastructure benefiting Queensland by:

—	providing funding for infrastructure projects that support the State’s growth, particularly in the areas of transport, water, housing and commercial infrastructure

—	supplying funds to research and develop innovative technologies that address climate change and proactively advance the State’s environmental sustainability.

The Queensland Future Growth Corporation was created under the Future Growth Fund Act 2006 to administer the Fund.

Capital Statement 2011-12	21

In 2010-11, the Fund has allocated $404.7 million toward water and transport infrastructure, clean coal technology, climate change and Smart State projects and social housing stock.

The Fund will continue to contribute to key priorities with an estimated $167.4 million allocated to projects in 2011-12.

As part of the 2011-12 Budget, the Government has decided to allocate the bulk of the remaining funds to the education infrastructure required for the Year 7 Flying Start initiative ($328.2 million) and the continuation of Smart State initiatives ($85 million).

Table 2.1 shows the allocation of the Fund towards various projects.

Table 2.1 Queensland Future Growth Fund Projects
	Total allocation $’000	Funding to 30 June 2010 $’000	2010-11 Budget $’000	2010-11 Est. Act. $’000	2011-12 Estimate $’000	Post 2011-12 $’000
Transport infrastructure[1]	541,700	449,400	70,400	20,800	4,600	66,900
Water infrastructure	1,000,000	835,900	73,400	164,100	..	..
Clean coal technology	200,000	115,600	4,700	16,400	12,500	55,500
Climate change projects	175,000	18,600	43,200	38,400	40,700	77,300
Smart State projects	211,000	27,500	80,900	75,000	43,500	65,000
Commercial infrastructure [1]	500,000	500,000	..	..	..	..
Social housing stock	500,000	350,000	90,000	90,000	60,000	..
Education Infrastructure	328,200	..	..	..	6,100	322,100
Total[2]	3,455,900	2,297,000	362,600	404,700	167,400	586,800

Notes:

1.	Transport infrastructure includes the Mount Isa rail line project which has been re-allocated from Commercial infrastructure.
2.	Includes retained earnings of the Fund that had not been allocated previously.

22	Capital Statement 2011-12

3.	CAPITAL OUTLAYS BY ENTITY

COMMUNITIES

Total capital expenditure for the Department of Communities portfolio (including Stadiums Queensland and the Residential Tenancies Authority) is $846.9 million in 2011-12.

Department of Communities

Total capital outlays for the Department of Communities in 2011-12 will be $820.7 million, comprising:

•	$581 million for Housing and Homelessness Services (including $185.4 million under the Nation Building and Jobs Plan)

•	$68.3 million for Community and Youth Justice Services

•	$17.7 million for Child Safety Services

•	$57.5 million for Disability and Community Care Services

•	$52.4 million for Sport and Recreation Services

•	$43.9 million for other capital expenditure such as office accommodation and information systems.

These funds provide for integrated community services and support to vulnerable and disadvantaged Queenslanders and encourage Queenslanders to lead active and healthy lifestyles. This will help build fair, cohesive and vibrant Queensland communities.

Program Highlights

•	$425.8 million for the provision of Government-managed and community-managed social housing and to respond to homelessness, including:

- $369.8 million to complete 1,485 rental units and commence construction of 231 and enhance the condition of existing social rental housing;

- $35.2 million to continue construction of Common Ground Brisbane, comprising 146 residential units, half of which will operate as a supportive housing complex for people who have experienced chronic homelessness; and

- $15 million to purchase 30 rental units under a Place to Call Home, a jointly funded Australian and Queensland Government initiative which aims to stabilise and support people who are homeless.

•	$154.8 million in capital grants for upgrades to existing properties and new units of accommodation and replacements for remote Indigenous communities.

Capital Statement 2011-12	23

•	$33.3 million to continue to expand the Cleveland Youth Detention Centre in Townsville to a 96-bed facility with completion scheduled in 2012-13.

•	$4.4 million to finalise the Northern Outlook project in Cairns which will provide facilities to youth and community workers who wish to use adventure based learning in their work with young people.

•	$10.6 million to continue the establishment and upgrade of residential care facilities to expand the range of placement options available for children and young people in the child protection system.

•

$4 million to continue construction activities and the establishment of Safe Houses in Indigenous communities of Napranum, Mornington Island and Lockhart River to provide a safe place for Indigenous children in the statutory child protection system to remain in their communities, while their longer term needs are being assessed.

•

$4 million to continue construction activities and the establishment of facilities to support the Safe Haven Program. This program was established to provide culturally appropriate services to respond to the safety needs of children, young people and their families experiencing or witnessing domestic and family violence in the communities of Mornington Island, Coen, Cherbourg and Palm Island.

•	$7 million in capital grants for Supported Accommodation (Disability Assistance Package) to provide sustainable specialist housing arrangements for people with a disability.

•

$13.7 million to continue capital upgrades to infrastructure and construct purpose built accommodation, as part of a targeted response under the Positive Futures initiative for people with an intellectual and/or cognitive disability who exhibit severely challenging behaviours.

•	$2.5 million each year over two years for land purchases in the Far North Queensland, North Queensland and Brisbane regions for disability and community care services.

•	$37.4 million in capital grants to develop and improve sport and recreation infrastructure, providing better opportunities for Queenslanders to participate in sport and recreation.

•	$4.6 million in capital grants under the Sustainable Resource Communities funding initiative to the Western District Regional Council to refurbish the Dalby Aquatic Centre.

24	Capital Statement 2011-12

•	$3 million in capital grants to assist with the construction of the Hervey Bay Neighbourhood Centre and the replacement of the Winton Neighbourhood Centre.

•	$1 million in capital grants to assist with the construction of the Burdekin Rural Multi-Tenant Service Centre to provide a safe and suitable location for youth services, activities and programs.

•

$2.6 million in capital grants under the Sustainable Resource Communities funding initiative to purpose build the Moranbah Youth Centre, to provide a safe and suitable location for youth services, activities and programs.

Stadiums Queensland

Stadiums Queensland’s 2011-12 capital program reflects the investment required to develop, enhance and maintain Queensland’s major sports facilities to a standard appropriate for the conduct of national, international and community events. In 2011-12, Stadiums Queensland has a capital program of $23 million.

Program Highlights

•

$8 million for the completion of a new second 50 metre Olympic-sized swimming pool and water based ski jump facility at the Sleeman Sports Complex. An Olympic-standard BMX super cross track, the first of its type in the southern hemisphere, has been completed and open for use in June 2011. The Queensland Government and Australian Government have combined to fund these projects at a total estimated cost of $17.3 million.

•	$15 million to upgrade, maintain and replace facilities across Stadiums Queensland’s nine venues.

Residential Tenancies Authority

In 2011-12, the Residential Tenancies Authority will spend $3 million on replacing aging systems with integrated business solutions to meet the future needs of Queensland’s rental sector.

Capital Statement 2011-12	25

Communities
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF COMMUNITIES

Property, Plant and Equipment
Housing and Homelessness Services
Construction
Brisbane	05			60,494	Ongoing
Gold Coast	07			6,564	Ongoing
West Moreton	12			2,774	Ongoing
Wide Bay-Burnett	15			3,273	Ongoing
Darling Downs	20			2,507	Ongoing
Fitzroy	30			7,714	Ongoing
Mackay	40			6,590	Ongoing
Northern	45			17,661	Ongoing
Far North	50			3,020	Ongoing
North West	55			2,767	Ongoing
Various	Various			20,600	Ongoing

Sub-total Construction				133,964

Capital Works on Existing Dwellings
Brisbane	05			44,554	Ongoing
Gold Coast	07			4,357	Ongoing
Sunshine Coast	09			3,675	Ongoing
West Moreton	12			50	Ongoing
Wide Bay-Burnett	15			4,688	Ongoing
Darling Downs	20			9,403	Ongoing
South West	25			50	Ongoing
Fitzroy	30			5,127	Ongoing
Central West	35			50	Ongoing
Mackay	40			4,629	Ongoing
Northern	45			11,221	Ongoing
Far North	50			12,298	Ongoing
North West	55			3,192	Ongoing
Various	Various			1,819	Ongoing

Sub-total Capital Works on Existing Dwellings				105,113

Purchase of Existing Properties	Various			15,000	Ongoing
Investment	Various			400	Ongoing

Sub-total Housing and Homelessness Services				254,477

Community and Youth Justice Services
Youth Development and Youth Justice Services
Cleveland Youth Detention Centre - Expansion	45	183,828	108,092	33,299	42,437

26	Capital Statement 2011-12

Communities
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Other Youth Development and Youth Justice	Various	925	42	883
Multi Purpose and Neighbourhood Community Centres	Various	20,625	3,881	16,744
Safe Havens	Various	8,370		4,000	4,370
Other Capital Works	Various			6,330	Ongoing

Sub-total Community and Youth Justice Services				61,256

Child Safety Services
Residential care facilities	Various	11,081	1,028	7,345	2,708
Therapeutic residential care facilities	Various	3,738	8	3,281	449
Services for Indigenous Communities	Various	12,381	1,221	7,060	4,100

Sub-total Child Safety Services				17,686

Disability and Community Care Services
Community Mental Health	Various	2,160	270	1,890
Positive Futures Accommodation	Various	45,500	20,439	12,900	12,161
Wacol Infrastructure Redevelopment	05	6,600	3,415	800	2,385
Supported Accommodation	Various			14,504	Ongoing

Sub-total Disability and Community Care Services				30,094

Sport and Recreation Services
Recreation Program / Sports Houses	Various			5,995	Ongoing
Northern Outlook	50	6,828	2,444	4,384

Sub-total Sport and Recreation Services				10,379

Office Accommodation	Various			12,077	Ongoing
Other acquisitions of property, plant and equipment	Various			9,530	Ongoing

Total Property, Plant and Equipment				395,499

Other Capital Expenditure
Disability Information System (DISQIS Project/Growing Stronger)	Various	37,978	32,592	5,386
Integrated Client Management System (ICMS)	Various	76,403	66,899	9,504

Capital Statement 2011-12	27

Communities
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Other Information Systems Development	Various			7,427	Ongoing

Total Other Capital Expenditure				22,317

Capital Grants
Housing and Homelessness Services
Brisbane	05			63,213	Ongoing
Gold Coast	07			24,938	Ongoing
Sunshine Coast	09			10,015	Ongoing
West Moreton	12			1,180	Ongoing
Wide Bay-Burnett	15			6,161	Ongoing
Fitzroy	30			14,409	Ongoing
Mackay	40			3,692	Ongoing
Northern	45			18,127	Ongoing
Far North	50			77,735	Ongoing
North West	55			15,546	Ongoing
Various	Various			91,462	Ongoing

Sub-total Housing and Homelessness Services				326,478

Community and Youth Justice Services
Neighbourhood Centre	Various	3,900	900	3,000
Multi-Tenant Service Centre	Various	1,770	770	1,000
Sustainable Resource Communities Moranbah Youth Centre	40	3,000	450	2,550
Various	Various			450	Ongoing

Sub-total Community and Youth Justice Services				7,000

Disability and Community Care Services
All Abilities Playground	Various	4,600	4,282	318
Strengthening NGOs	Various			9,961	Ongoing
Home and Community Care	Various	55,135	32,720	7,201	15,214
Supported Accommodation	Various	17,110	10,150	6,960
Positive Futures Accommodation	Various	9,000		3,000	6,000

Sub-total Disability and Community Care Services				27,440

Sport and Recreation Services
Major Facilities Program	Various	17,945		17,945
Sport and Recreation Flood Fightback	Various	14,500	13,500	1,000
Queensland Lifestyle Trailbikes Program	Various	105	80	25

28	Capital Statement 2011-12

Communities
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Regional Tennis Facilities Program	Various	8,789	8,366	423
Sport and Recreation Infrastructure Program	Various			16,000	Ongoing
Sustainable Resource Communities Dalby Aquatic Centre	20	4,600		4,600
Various Capital Grants	Various			2,000	Ongoing

Sub-total Sport and Recreation Services				41,993

Total Capital Grants				402,911

TOTAL DEPARTMENT OF COMMUNITIES				820,727

STADIUMS QUEENSLAND

Property, Plant and Equipment
Sleeman Sports Complex	05	17,300	9,300	8,000
Capital Enhancements, Maintenance and Equipment	Various			15,000	Ongoing

Total Property, Plant and Equipment				23,000

TOTAL STADIUMS QUEENSLAND				23,000

RESIDENTIAL TENANCIES AUTHORITY

Property, Plant and Equipment
Asset Replacement Program	05			200	Ongoing

Total Property, Plant and Equipment				200

Other Capital Expenditure
Core Client Systems Replacement	05			3,000	Ongoing

Total Other Capital Expenditure				3,000

TOTAL RESIDENTIAL TENANCIES AUTHORITY				3,200

TOTAL COMMUNITIES				846,927

Capital Statement 2011-12	29

COMMUNITY SAFETY

In 2011-12, the Department of Community Safety will invest $229.3 million in capital acquisitions and grants to support essential services to minimise the risk and impact of accidents, emergencies and disasters, and for an expanded correctional infrastructure to plan for the future.

The major features of this program include a substantial investment in the Southern Queensland Correctional Precinct at Gatton and the expansion and redevelopment of the Lotus Glen Correctional Centre in Far North Queensland.

Program Highlights

•	$51.3 million to continue the $442.8 million expansion and redevelopment of the Lotus Glen Correctional Centre.

•	$33.7 million to continue the $415.6 million first stage of the development of the Southern Queensland Correctional Precinct at Gatton.

•	$6 million towards the $33 million cell upgrade program to modify cells in order to increase the number of suicide resistant cells at the Arthur Gorrie Correctional Centre.

•	$1 million towards the $2 million construction of new low security accommodation for women at the Numinbah Correctional Centre.

•	$61 million for ambulance facilities, operational equipment and information and communications technology (ICT) improvements, this includes:

- Four new ambulance stations at Coomera, Ningi, North Lakes and Pinjarra Hills, and 14 replacement, refurbished or redeveloped ambulance facilities will be commenced, progressed or completed during 2011-12, with $2.4 million for staff housing in the Surat and Bowen Basins; and

- $20.4 million for the commissioning of 140 new and replacement ambulance vehicles to ensure the ambulance fleet continues to be maintained at the highest possible standard and for additional vehicles to meet increasing community needs.

•	$44 million for fire facilities, urban and rural fire appliances, operational equipment and ICT improvements, this includes:

- Continue planning for a new fire station at Brassall and replacement fire station at Ripley, as part of the works to replace the existing Ipswich fire station in 2012-13. In addition, 12 replacement or redeveloped fire stations, and a training facility at Dysart will be commenced, progressed or completed during 2011-12. This includes $1.1 million towards land and a replacement fire station at Mackay

30	Capital Statement 2011-12

and $1.1 million towards land and a replacement fire station at Smithfield; and

- $11.7 million for 24 new and replacement urban fire and rescue appliances as part of the fleet replacement program to provide enhanced service delivery and $4 million will be invested in 25 new and replacement rural fire appliances.

•	$1.1 million to continue design and commence redevelopment of the $7 million Spring Hill complex and ambulance station.

•	$10.8 million for other acquisitions of property, plant and equipment for Queensland Corrective Services.

•	$4.4 million for post occupancy works following the completion of major prison infrastructure projects in Townsville and Wacol.

•	$1.7 million for the upgrade and expansion of Probation and Parole throughout the State.

•

$1.8 million for the purchase of a disaster management warehouse in North Queensland to ensure rapid and reliable deployment of high volumes of essential supplies to local communities to assist in response and recovery situations.

•	$9.7 million for other departmental information systems development, including $4.2 million for an All Hazards Information Management Program.

Community Safety
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF COMMUNITY SAFETY

Property, Plant and Equipment
Queensland Ambulance Service
Building/General Works
Biggenden replacement station	15	1,249	783	466
Calliope replacement station	30	2,000		200	1,800
Chermside station refurbishment	05	2,447	1,364	1,083
Cleveland replacement station	05	3,000		500	2,500
Coomera new station	07	2,550	50	2,500
Emerald replacement station	30	2,100		100	2,000
Gayndah replacement station	15	1,699	700	999
Gladstone replacement station	30	4,000	50	2,350	1,600
Gordonvale replacement station	50	2,341	817	1,524

Capital Statement 2011-12	31

Community Safety
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Kingaroy replacement station	15	2,500		100	2,400
Ningi new station	05	2,642	50	2,592
Normanton replacement station	55	2,436	50	2,386
North Lakes new station	05	3,885	200	3,685
Pinjarra Hills new station	05	2,513	150	2,363
South Mackay station redevelopment	40	1,300	600	700
Staff housing in the Surat and Bowen Basins	40	5,800	1,450	2,350	2,000
Tara replacement station and relief quarters	20	2,000		100	1,900
Winton replacement station	35	1,649	928	721
Minor works	Various			2,000	Ongoing
Land
Strategic land acquisitions	Various			1,387	Ongoing
Other Plant and Equipment
Ambulance vehicle purchases	Various	42,400		20,400	22,000
Operational and communications equipment	Various			8,346	Ongoing

Sub-total Queensland Ambulance Service				56,852

Queensland Corrective Services
Expansion and redevelopment of Lotus Glen Correctional Centre	50	442,780	304,673	51,328	86,779
Southern Queensland Correctional Precinct at Gatton, first stage	12	415,648	359,010	33,704	22,934
Arthur Gorrie Correctional Centre cell upgrade program	05	33,000		6,000	27,000
Completed prison infrastructure - post occupancy works	Various	8,736	4,298	4,438
Numinbah Women’s Correctional Centre, low security expansion	07	2,000		1,000	1,000
Probation and Parole for Indigenous communities	Various	1,500	744	756
Probation and Parole office accommodation	Various			924	Ongoing
Other acquisitions of property, plant and equipment	Various			10,848	Ongoing

Sub-total Queensland Corrective Services				108,998

32	Capital Statement 2011-12

Community Safety
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Queensland Fire and Rescue Service
Building/General Works
Brassall new station	05	3,550	50	450	3,050
Cherbourg replacement auxiliary station	15	925	100	825
Clermont replacement auxiliary station	40	1,550	20	1,530
Clifton replacement auxiliary station	20	1,250		75	1,175
Craignish replacement auxiliary station	15	1,240	300	940
Dysart training props and simulations	40	350	100	250
Emerald replacement permanent-auxiliary station	30	3,400	50	3,350
Mackay replacement station and land	40	6,050		1,050	5,000
Mareeba replacement auxiliary station	50	2,775		75	2,700
Millaa Millaa replacement auxiliary station	50	1,020	20	75	925
Mount Tamborine replacement auxiliary station	12	1,775		100	1,675
Noosa station redevelopment	09	2,300	500	1,800
Ripley replacement station	05	4,200	50	2,900	1,250
Smithfield replacement station and land	50	4,550		1,050	3,500
Walkerston auxiliary station redevelopment	40	950		950
Minor works	Various			1,865	Ongoing
Land
Strategic land acquisitions	Various			1,335	Ongoing
Rural Operations land purchase	Various			100	Ongoing
Other Plant and Equipment
Operational and communications equipment	Various			5,710	Ongoing
Rural fire appliances	Various			4,015	Ongoing
Urban fire appliances	Various			11,742	Ongoing

Sub-total Queensland Fire and Rescue Service				40,187

Capital Statement 2011-12	33

Community Safety
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Emergency Management Queensland
Building/General Works
Disaster management warehouses and caches	Various	3,362	1,562	1,800
Other plant and equipment	Various			982	Ongoing

Sub-total Emergency Management Queensland				2,782

Joint Emergency Service Facilities Spring Hill complex and ambulance station redevelopment	05	7,032	100	1,100	5,832

Sub-total Joint Emergency Service Facilities				1,100

Other Departmental Minor works	05			640	Ongoing

Sub-total Other Departmental				640

Total Property, Plant and Equipment				210,559

Other Capital Expenditure
Queensland Ambulance Service Information systems development	Various			3,317	Ongoing
Queensland Fire and Rescue Service Information systems development	Various			3,674	Ongoing
Other Departmental Information systems development	Various			9,677	Ongoing

Total Other Capital Expenditure				16,668

Capital Grants
Ravenshoe ambulance station	50	1,094	300	794
Rural fire brigades	Various			150	Ongoing
State Emergency Service units	Various			1,092	Ongoing

Total Capital Grants				2,036

TOTAL DEPARTMENT OF COMMUNITY SAFETY				229,263

34	Capital Statement 2011-12

EDUCATION AND TRAINING

Total capital expenditure for the Education and Training portfolio (including the Department of Education and Training and related entities) is $655.2 million in 2011-12.

Department of Education and Training

Education

The 2011-12 capital works program provides $323.2 million (including an expensed component of $37 million) towards the construction and refurbishment of educational facilities. The significant decrease from 2010-11 primarily reflects the impending conclusion of works funded under the Australian Government’s Building the Education Revolution program.

There will be $7.5 million (including an expensed component of $1.5 million) capital investment in 2011-12 relating to the Flying Start suite of initiatives which will prepare Queensland for the introduction of Year 7 as the first year of secondary school from 2015 by building, refurbishing and reconfiguring state school classrooms and flexible learning areas, and providing teacher housing to address local needs.

Under the SEQ Schools Public Private Partnership Project, a further $66.6 million is provided for the design and construction of one new State Secondary School, one new State Primary School as well as delivery of the second stage construction of two existing State Primary Schools for the commencement of the 2012 academic year. This comprises $38.8 million to construct a secondary school at Murrumba Downs, $19.8 million to construct a primary school at Bundilla, $3.9 million to construct Stage 2 at Peregian Springs State School and $4.1 million to construct Stage 2 at Bay View State School.

Education’s planning for capital works meets the Government’s priorities and needs by considering population growth and shifts and consequential impacts on enrolments, changes in educational standards and delivery methods, and addressing high priority needs such as student and staff health and safety.

Program Highlights

•

$132.8 million to construct one new school, relocate one school, undertake staged works at four schools, buy land, and to provide additional classrooms at existing schools in growth areas throughout the State.

•	$61.9 million to replace and enhance facilities at existing schools.

•	$40.1 million to deliver the Australian Government Trade Training Centres In Schools Program.

Capital Statement 2011-12	35

•	$10 million to acquire new employee housing and refurbish existing housing stock.

•	$7.5 million to commence preparations to introduce Year 7 as the first year of secondary schooling from 2015, under the Flying Start Initiative.

Training

The 2011-12 capital works program provides $97.6 million (including an expensed component of $8 million) towards the construction and refurbishment of TAFE training facilities.

Program Highlights

•	$34.9 million to continue the development of Skillstech Australia major trade and technician skills campus at Acacia Ridge in Brisbane.

•	$17.1 million to develop a major trade and technician skills campus at Mackay.

•	$8.7 million to continue the redevelopment of the Nambour campus of the Sunshine Coast Institute of TAFE.

•	$8.9 million to continue the redevelopment of the Cairns campus of the Tropical North Queensland Institute of TAFE.

•	$5 million to commence Stage 2 of the redevelopment of the Pimlico Campus of the Barrier Reef Institute of TAFE.

Early Childhood Education and Care

The 2011-12 capital works program allocates $109.9 million towards early childhood education and care (including an expensed component of $7.1 million).

Program Highlights

•	$75 million to continue the construction of kindergartens.

•	$24.3 million to continue construction of children and family centres.

Gold Coast Institute of TAFE

Gold Coast Institute of TAFE’s capital expenditure program for 2011-12 is $2.9 million. The Institute’s capital program concentrates on the improvement of teaching and learning facilities, the provision of enhanced and modernised equipment for students and on the upgrade of systems and technology. It also includes the continual investment in non-teaching facilities to improve the working environment for staff and create operational efficiencies.

36	Capital Statement 2011-12

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF EDUCATION AND TRAINING KEY TO ABBREVIATIONS
GLA - General Learning Area

Property, Plant and Equipment
Education
Aspley Special School - Additional Accommodation	05	2,730	273	2,457
Blackwater North State School - Replacement of Air-Conditioning	30	1,914	504	1,410
Bounty Boulevard State School - Stage 2	05	2,850	247	2,603
Bowen State High School - Bowen Trade Training Centre	40	2,984	90	2,894
Brisbane Bayside State College - Additional Accommodation	05	2,389	288	2,101
Bundaberg State High School - Bundaberg Region Trade Training Centre	15	11,609	4,342	7,267
Buranda State School - Mitigation Works	05	3,010	2,494	516
Bwgcolman Community School - Pre-Prep Facility	45	1,910	53	1,857
Caboolture Special School - GLAB - 8 Spaces	05	3,715	655	3,060
Charters Towers State High School - Charters Trade Training Centre	45	5,996	150	5,846
Clermont State School - Air-Conditioning Replacement and Electrical Upgrade	40	1,427	819	608
Coomera Secondary Site - New School - Planning	07	1,760		1,760
Coomera Springs State School - Stage 3	07	1,900	76	1,824
Dajarra State School - Air-Conditioning Replacement and Electrical Upgrade	55	1,310	230	1,080
Dalby State High School - Bunya Campus Renewal - Stage 2	20	1,720		1,720

Capital Statement 2011-12	37

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Darra State School - Audit and Replacement of Air-Conditioning	05	610	43	567
Dysart State High School - Dysart Trade Training Centre	40	2,973	80	2,893
Greenbank State School - Staff Carpark	05	344		344
Gympie State High School - Covered Learning and Sporting Area	15	274	1	273
Hervey Bay Special School - New Admin Block and GLA Refurbishment	15	2,281	126	2,155
Highland Reserve State School - Stage 2 - Planning	07	950		950
Indooroopilly State High School - Multi-Purpose Sports, Arts and Activity Centre Refurbishment	05	450		450
Ipswich Special School - Additional Accommodation	05	660		660
Kenmore State High School - Stage 2 Redevelopment	05	4,856	2,924	1,932
Kingaroy State High School - Community Performing Arts Learning Centre	15	462	1	461
Kingston College - Kingston Trade Training Centre	05	2,902	75	2,827
Kirwan State High School - North Queensland Minerals and Energy Trade Training Centre	45	3,262	2,316	946
Mackay North State High School - Mackay Tech College Trade Training Centre	40	5,991	1,676	4,315
Mackay North State High School - School Industry Trade Centre	40	1,514	708	806
Mango Hill - New State School - Stage 1	05	21,120	1,270	19,850
Meridan State College - Stage 4	09	8,550	309	8,241
Miles State High School - Surat Basin Resources Trade Infrastructure Project	20	3,913	103	3,810

38	Capital Statement 2011-12

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Monto State High School - North Burnett Trade Training Centre	15	1,199	396	803
Mount Gravatt Special School - Relocation to Mount Petrie	05	12,470	4,046	8,424
Mount Gravatt Special School - 2 Space Early Childhood Development Program Building	05	660		660
Mount Samson State School - Additional Accommodation	05	2,276	228	2,048
Narangba Valley State High School - Narangba Trade Training Centre	05	1,425	60	1,365
North Rockhampton State High School - Rockhampton Trade Training Centre	30	2,730	90	2,640
Northern Beaches Mackay State High School - New School - Planning	40	1,760		1,760
Ormeau Woods State High School - Stage 3 - Planning	07	1,900		1,900
Park Lake State School - Stage 3 - Planning	07	950		950
Redbank Plains State High School - Replacement Performing Arts	05	5,114	1,682	3,432
Redlynch State College - Middle School Stage 4	50	4,750	57	4,693
Redlynch State College - Extension to Existing Special Education Unit	50	528	176	352
Southport Special School - Additional Accommodation	07	3,640		3,640
Springfield Central State High School - Stage 2 - Planning	05	4,750		4,750
Springfield Central State School - Stage 2 - Planning	05	950		950
St Helens State School - Additional Accommodation	15	1,001		1,001
Stanthorpe State High School - Granite Border Trade Training Centre	20	4,127	3,610	517

Capital Statement 2011-12	39

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Tagai State College - Badu Island Campus - Pre-Prep Facility	50	2,008	588	1,420
Tagai State College - Darnley Island Campus - Pre-Prep Facility	50	693	49	644
Tagai State College - Dauan Island Campus - Pre-Prep Facility	50	583	49	534
Tagai State College - Kubin Campus - Pre-Prep Facility	50	436	58	378
Tagai State College - Mabuiag Island Campus - Pre-Prep Facility	50	601	45	556
Tagai State College - Mer Campus - Relocation of School	50	30,888	5,880	25,008
Tagai State College - St Pauls Campus - Pre-Prep Facility	50	388	29	359
Tully State High School - Block B Replacement	50	6,300		315	5,985
Western Cape College - Weipa - Tuckshop to Senior Campus	50	713	19	694
Windaroo Valley State High School - Futures With Food Trade Training Centre	07	3,977	550	3,427
Woodcrest State College - Woodcrest Trade Training Centre	05	4,500	100	4,400
Wynnum State School - New School	05	20,857	16,547	4,310
Wynnum State School - Remediation Works	05	11,610	8,600	3,010
Building The Education Revolution - Primary Schools For The 21st Century	Various			9,380	Ongoing
Building The Education Revolution - Secondary Schools For The 21st Century	Various			513	Ongoing
Employee Housing	Various			7,100	Ongoing
National Solar Schools Program	Various			11,139	Ongoing
General and Minor Works	Various			69,972	Ongoing
Land Acquisition	Various			8,640	Ongoing
A Flying Start	Various	328,200		6,051	322,149
SEQ Schools PPP Project	Various	232,275	125,064	66,623	40,588
Plant and equipment	Various	29,366		29,366

Sub-total Education				382,207

40	Capital Statement 2011-12

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Training
Barrier Reef Institute Of TAFE - Pimlico Campus - Townsville Stage 2	45	14,639	10	4,300	10,329
Central Queensland Institute Of TAFE - Mackay Campus - Mackay Trade Training Centre	40	28,263	252	14,672	13,339
Metropolitan South Institute Of TAFE - Mount Gravatt Campus - Mount Gravatt Stage 2	05	4,928	3,715	1,213
Skillstech Australia - Acacia Ridge Training Centre - Light Automotive	05	8,391	7,473	918
Skillstech Australia - Acacia Ridge Training Centre - Resource Canteen and Client Services	05	8,944	628	7,757	559
Skillstech Australia - Acacia Ridge Training Centre - Engineering Building	05	21,500	159	21,341
Skillstech Australia - Northside Facilities Upgrade	05	7,756		6,036	1,720
Sunshine Coast Institute Of TAFE - Nambour Campus - Redevelopment	09	11,015	3,550	7,465
The Bremer Institute Of TAFE - Bundamba Campus - The Bremer	05	7,968	4,037	3,931
Tropical North Queensland Institute Of TAFE - Cairns Campus - Furniture, Fittings and Equipment	50	860	369	491
Tropical North Queensland Institute Of TAFE - Cairns Campus	50	22,028	14,906	7,122
General And Minor Works	Various			14,341	Ongoing
Information Communication and Technology	Various	1,900		1,900

Sub-total Training				91,487

Early Childhood Education and Care Bald Hills State School - Kindergarten	05	1,298	602	696

Capital Statement 2011-12	41

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Banksia Beach State School - Kindergarten	05	1,130	119	1,011
Beaudesert State School - Kindergarten	12	1,274	142	1,132
Berserker Street State School - Kindergarten	30	1,225	71	1,154
Bluewater State School - Kindergarten	45	1,225	105	1,120
Bundaberg South State School - Kindergarten	15	1,225	96	1,129
Caloundra State School - Kindergarten	09	1,225	65	1,160
Canungra State School - Kindergarten	07	1,323	142	1,181
Clermont State School - Kindergarten Refurbishment	40	980	71	909
Coomera Springs State School - Kindergarten Double Unit	07	1,713	653	1,060
Coomera State School - Kindergarten Double Unit	07	1,680	935	745
Crescent Lagoon State School - Kindergarten Refurbishment	30	980	71	909
Crow’s Nest State School - Kindergarten Refurbishment	20	980	71	909
Durack State School - Kindergarten	05	1,073	95	978
Eagleby South State School - Kindergarten	07	1,156	142	1,014
Eimeo Road State School - Kindergarten Double Unit	40	1,960	159	1,801
Elanora State School - Kindergarten	07	1,259	460	799
Gabbinbar State School - Kindergarten	20	1,225	142	1,083
Gumdale State School - Kindergarten	05	1,225	133	1,092
Gympie South State School - Kindergarten	15	1,225	105	1,120

42	Capital Statement 2011-12

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Hatton Vale State School - Kindergarten	12	1,225	65	1,160
Highland Reserve State School - Kindergarten Double Unit	07	1,960	431	1,529
Kawana Waters State College - Kindergarten Refurbishment	09	980	149	831
Kelso State School - Kindergarten	45	1,225	162	1,063
Kin Kora State School - Kindergarten	30	1,225	161	1,064
Kingston State School - Kindergarten Double Unit	05	1,874	169	1,705
Kirwan State School - Kindergarten	45	1,225	142	1,083
Kruger State School - Kindergarten	05	1,304	147	1,157
Kuluin State School - Kindergarten	09	1,201	78	1,123
Logan Reserve State School - Kindergarten	05	1,022	207	815
Logan Village State School - Kindergarten	05	1,116	293	823
Mackay North State School - Kindergarten	40	1,225	71	1,154
Marian State School - Kindergarten	40	1,225	153	1,072
Mount Gravatt East State School - Kindergarten Refurbishment	05	1,328	20	1,308
Mount Warren Park State School - Kindergarten	07	1,225	59	1,166
Mountain Creek State School - Kindergarten	09	1,372	65	1,307
Norfolk Village State School - Kindergarten	07	918	244	674
Palm Beach State School - Kindergarten Double Unit	07	1,700	857	843
Peregian Springs State School - Kindergarten	09	1,319	114	1,205
Queens Beach State School - Kindergarten	40	1,225	142	1,083
Regents Park State School - Kindergarten	05	1,255	69	1,186
Sarina State School - Kindergarten	40	1,225	152	1,073

Capital Statement 2011-12	43

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Seven Hills State School - Kindergarten Double Unit	05	1,960	145	1,815
Stretton State College - Kindergarten Second Unit	05	1,107	65	1,042
Tannum Sands State School - Kindergarten	30	1,225	71	1,154
Taranganba State School - Kindergarten	30	1,225	155	1,070
Waterford State School - Kindergarten	07	1,225	142	1,083
Weir State School - Kindergarten Double Unit	45	2,254	932	1,322
White Rock State School - Kindergarten	50	1,225	142	1,083
Woodcrest State College - Kindergarten Refurbishment	05	980	78	902
Yandina State School - Kindergarten	09	992	100	892
Early Childhood Education Centres	Various			2,087	Ongoing
Early Learning and Care Centres	Various			464	Ongoing
Early Years Centres	Various			2,857	Ongoing
Child and Family Centres	Various			22,389	Ongoing
General and Minor Works	Various			720	Ongoing
Solar Kindergartens	Various			769	Ongoing
Additional Kindergartens	Various			17,709	Ongoing

Sub-total Early Childhood Education and Care				102,784

Total Property, Plant and Equipment				576,478

Other Capital Expenditure
Education
Computer software	Various	2,141		2,141

Sub-total Education				2,141

Total Other Capital Expenditure				2,141

Capital Grants
Education
Capital Grants	Various	63,513		63,513

Sub-total Education				63,513

44	Capital Statement 2011-12

Education and Training[1,2,3,4,5,6]
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Training
Skills Centre Program	Various	5,000		5,000
South Bank Institute of Technology	05	1,897		1,897
Gold Coast Institute of TAFE	07	3,338		3,338

Sub-total Training				10,235

Total Capital Grants				73,748

TOTAL DEPARTMENT OF EDUCATION AND TRAINING				652,367

GOLD COAST INSTITUTE OF TAFE

Property, Plant and Equipment
Teaching facility upgrades	07	1,227		927	300
Teaching equipment upgrades	07	430		430
Non-teaching facility upgrades	07	565	203	362
General equipment upgrades	07	573	189	384

Total Property, Plant and Equipment				2,103

Other Capital Expenditure
ICT systems upgrades	07	1,585	335	750	500

Total Other Capital Expenditure				750

TOTAL GOLD COAST INSTITUTE OF TAFE				2,853

TOTAL EDUCATION AND TRAINING				655,220

Notes:

1.	Education capital grants are distributed by non-state entities throughout Queensland’s statistical divisions.
2.	Project budgets listed in the table are in some cases indicative and are subject to refinement as projects are further developed.
3.	Projects contained in the table have been included on the basis of projected enrolments. If projected enrolments do not eventuate, then listed projects may be deferred or stopped, or new projects added during the course of the financial year.
4.	The amounts quoted in the above table reflect the estimated portion of project costs that will be capitalised. The amounts quoted in the program highlights, Service Delivery Statements and the Regional Budget Statements are the full financial costs of projects (i.e. they include some expensed items).
5.	The Australian Government may also contribute funding for these projects.
6.	Funds allocated to Trade Training Centre projects are indicative and subject to Australian Government review and approval.

Capital Statement 2011-12	45

ELECTORAL COMMISSION OF QUEENSLAND

An amount of $1.9 million is allocated in 2011-12 for the ongoing operational requirements associated with the efficient and effective provision of electoral services for the State of Queensland. This includes $1.8 million for the once off establishment of new funding and disclosure and local government work units within the Commission.

Electoral Commission of Queensland
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
ELECTORAL COMMISSION OF QUEENSLAND

Property, Plant and Equipment
Plant and equipment	05			1,894	Ongoing

Total Property, Plant and Equipment				1,894

TOTAL ELECTORAL COMMISSION OF QUEENSLAND				1,894

46	Capital Statement 2011-12

EMPLOYMENT, ECONOMIC DEVELOPMENT AND INNOVATION

Total capital outlays for 2011-12 for the Employment, Economic Development and Innovation portfolio including statutory bodies reporting to Department of Employment, Economic Development and Innovation Ministers and Energy Government-owned corporations is $3.883 billion. Most of this expenditure will be spent state-wide on new energy infrastructure, systems upgrades and maintenance.

Department of Employment, Economic Development and Innovation

The capital expenditure program for the Department of Employment, Economic Development and Innovation (DEEDI) in 2011-12 is $164.9 million. DEEDI’s capital program supports the continuing economic development of the State’s industries, develops and reinvests in world class research facilities, and enhances service delivery through the development of new information communication technology platforms.

Program Highlights

•

The Health and Food Sciences Precinct at Coopers Plains and the Ecosciences Precinct at Boggo Road are completed and the project is in post construction phase. DEEDI is co-locating its research activities with the Department of Environment and Resource Management and the Commonwealth Scientific and Industrial Research Organisation (CSIRO).

•

A new beef research property was purchased in 2010-11 as part of the 2020 Beef Plan. In 2011-12, $2 million is allocated from the total project cost of $17.5 million for the upgrade of the property to be ready for beef research and $0.5 million from the total project cost of $1 million for the upgrade of Brian Pastures property near Gayndah (owned by AgForce and leased by the department).

•	$5.9 million for the Tropical Biosecurity Laboratory at James Cook University Campus, Townsville. The total project cost is $17 million.

•	$3 million for the Darling Downs Cropping Research and Training Centre to create a facility for training in broadscale crop production, machinery operations and to undertake major field crop research.

•

$5 million from the total investment of $10.7 million over three years, for Streamlining the Mining Tenure Approval Process. This new technology platform is expected to help reduce application processing times.

•	$1.2 million to upgrade the Bajool Reserve.

•	$5.5 million for the Townsville Eastern Access Corridor, which will provide direct, efficient and safe materials transportation and services access to the Port of Townsville.

Capital Statement 2011-12	47

•	$2.5 million as part of a total allocation of $23.5 million, to protect the Narangba hardrock resource area and haulage routes.

•

$38.7 million in capital grants under the Racing Industry Capital Development Scheme. The Scheme will assist the racing industry with the provision of priority capital works up to $85 million over four years.

Airport Link

The construction of Airport Link commenced in 2008. This project is well progressed towards completion in 2012. In 2011-12, $104.1 million has been allocated for this project.

Property Services Group

The Property Services Group (PSG) through the Industry Location Scheme and its staff delivers a range of transactional and property development services aimed at encouraging the location and expansion of industry in Queensland. The PSG’s activities support a resilient, flexible and diverse economy for Queensland with the theme of attracting industry and creating and retaining jobs across the State. PSG’s capital expenditure plan for 2011-12 totals $48.5 million.

Program Highlights

•	$15 million for the development of a new industrial precinct within the Brisbane Western Corridor.

•	$5 million to commence construction of a road corridor which provides access from Targinie Road to Cullens Road in the northern Aldoga precinct of the Gladstone State Development Area.

•	$1.2 million for the development of the next stage of the Clinton Industrial Estate to support the Gladstone State Development Area.

•	$16.3 million to commence development of land for an aerospace industry park adjacent to the RAAF base at Amberley.

•	$5 million is allocated for the acquisition of suitable land to support development of major industry within the Abbot Point State Development Area.

Water Infrastructure Projects

The Government established a number of special purpose vehicles to provide rigorous governance, management and delivery of water infrastructure projects which are progressing to the final phase of completion.

48	Capital Statement 2011-12

Program Highlights

•

$35.7 million for the construction of the Northern Pipeline Interconnector Stage 2. This pipeline will be approximately 48 km and extend from Eudlo to Cooroy on the Sunshine Coast, providing supplementary flows to the Stage 1 Pipeline. Upon completion in early 2012, the project will be transferred from Southern Regional Water Pipeline Company to Queensland Bulk Water Transport Authority (QBWTA). The estimated total project cost at completion is $468 million.

Australian Agricultural College Corporation

The primary focus of the Australian Agricultural College Corporation’s (AACC) 2011-12 capital program of $3 million will be planning and initial implementation of the Reconnecting Agricultural Education initiative. AACC aims to increase the number of sites where it delivers training and to be recognised as the preferred training provider for rural and related industries.

CS Energy Limited

A $167 million capital expenditure program is planned for 2011-12. This reflects the continued commitment to the ongoing reliability and efficiency of electricity generation plant.

Program Highlights

•	$66.3 million for improvements to the Callide power station including overhaul work and major refurbishment work on B station mid-life refit.

•	$31.5 million for improvements to the Swanbank power station including overhaul work.

•	$18.9 million for improvements to the Mica Creek power station including overhaul work.

•	$32.1 million for improvements to the Kogan Creek power station including overhaul work.

•	$14.7 million for construction of the Kogan Creek Solar Boost Project (net of Government grants, recognised on a pre-tax basis).

ENERGEX Limited

The ENERGEX Group has prepared a capital program of $1.302 billion as part of its commitment to providing a safe, secure and highly reliable, cost effective electricity delivery to its customers. The capital program will match the high growth in electricity usage being driven by a strong Queensland economy and increased use of lifestyle enhancing applicances, such as air conditioners.

Capital Statement 2011-12	49

Included in the program are:

•	electricity upgrades to support significant commercial infrastructure expansion in Brisbane

•

important electricity upgrades in fast-growing areas of Brisbane’s northern, southern and western gateways and to improve and reinforce electricity supply across South East Queensland, including major upgrades on the Sunshine Coast and the Gold Coast.

The regulated electricity capital expenditure program for 2011-12 includes $718 million on the sub transmission system and $392.2 million on the distribution network. The capital expenditure program for non system assets for 2011-12 is $191.5 million.

Program Highlights

The capital works program for 2011-12 will contribute to the improved level of reliability of electricity distribution.

•	$11.9 million to continue work to establish a new electricity substation at Gympie to increase network capacity and improve reliability.

•	$10.5 million to establish a new electricity substation at Cooran (Pomona) to increase network capacity and improve reliability.

•

$14.5 million to establish a new electricity substation at Pacific Paradise, upgrade the existing substation at Maroochydore and build a new high voltage powerline to support the community growth in the central Sunshine Coast area.

•	$8.3 million to establish a new electricity substation at Kelvin Grove to increase network capacity and improve reliability.

•	$8.4 million to establish a new electricity substation at Goodna to increase network capacity and improve reliability.

•	$13.4 million to establish a new electricity substation at Capalaba to increase network capacity and improve reliability.

•	$10.5 million to establish a new electricity substation at Parkwood to increase network capacity and improve reliability.

Stanwell Corporation Limited

Stanwell Corporation Limited’s expected capital expenditure for 2011-12 is $120.3 million. This relates to improving the efficiency of existing generation assets at Stanwell, Barron and Kareeya and investment towards new generation.

50	Capital Statement 2011-12

Program Highlights

•	Major overhauls and efficiency upgrades at Stanwell power station to the value of $53.1 million.

•	A focus on emission reductions through the investment of $9.7 million in Low Nox burners at Stanwell power station.

•	Ongoing capital works expected to cost $7.7 million at the Kareeya and Barron Gorge hydro power stations.

•	Investment in the upgrade of information systems and infrastructure to the value of $14.2 million.

•	Investing $35.7 million in corporate business opportunities, in particular gas, consistent with the new policy approach set out in the November 2010 Generators Review.

Tarong Energy Corporation Limited

Tarong Energy’s capital expenditure program (in Queensland) for 2011-12 is $135.2 million, which primarily relates to operations at Tarong power station, Tarong North power station, Wivenhoe power station and Meandu Mine.

Program Highlights

•

$61.9 million for Tarong Coal projects including $29.6 million to overhaul the dragline, $14.1 million to replace various mine fleet equipment, $5.9 million to upgrade the coal handling processing plant, $5.2 million for resource evaluation at Meandu and $2.7 million for the Kunioon coal project.

•

$7.9 million for Brisbane projects including $1.2 million for Glen Wilga asset review and activities and $6.7 million for information services projects which includes system improvements, enhancements and equipment refresh.

•	$30.2 million for Tarong power station projects including $5 million for the instrumentation and control systems upgrade, $6.4 million for ash dam works and $4.4 million for a mini overhaul of Unit 2.

•	$7.3 million for Wivenhoe power station projects including $4.9 million for the instrumentation and control systems upgrade.

•	$27.8 million for Tarong North power station projects including $17.5 million for the major overhaul of Unit 1.

Powerlink Queensland

Powerlink’s budgeted capital expenditure for 2011-12 is $859 million.

Capital Statement 2011-12	51

Program Highlights

•

$62.8 million towards the establishment of two new substations at Western Downs (near Kogan Creek power station) and Halys (near Tarong), construction of a transmission line between the substations, the reconfiguration of the existing Kogan Creek to Braemar transmission line, and associated works at Braemar substation.

•	$45.1 million towards the establishment of a proposed new substation near Wandoan and a new 275kV transmission line to connect to the Columboola switching station (near Miles).

•

$30 million towards the construction of a new 275/132kV transmission line between Yabulu South and Ingham substations which will replace an ageing existing line and ensure a secure and reliable supply of high voltage electricity continues to be maintained to Far North Queensland.

•	$37.4 million towards the construction of a replacement of the existing Gladstone substation to be known as Calliope River substation.

•	$27.7 million towards the construction of a new 275kV substation at Blackstone which will replace an aging substation at Swanbank B.

Ergon Energy Corporation Limited

Ergon Energy Corporation Limited’s capital expenditure for 2011-12 of $937 million includes a significant number of major projects, primarily related to providing a safe and reliable electricity supply that is both cost effective and dependable for customers by continuing a focus on asset management; expanding the capabilities of the network and working with our domestic and commercial customers to help them better manage their electricity usage.

Program Highlights

•	$41.7 million for the $134.6 million Ubinet project which provides a secure communication network to key infrastructure.

•	$18.5 million for the $35 million project for the staged replacement of aged Open Wire Service lines at various locations.

•	$9 million is allocated in 2011-12 as part of a $22 million project for the staged replacement of aged zone substation circuit breakers.

•	$11 million as part of a $70.1 million program of works for the provision of underground reticulation to key infrastructure in the cyclone prone regions of Far North, Northern and Central Queensland.

52	Capital Statement 2011-12

•	Approximately $4.1 million for the establishment of a new geothermal generating plant at Birdsville, at a total project cost of $13 million.

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF EMPLOYMENT, ECONOMIC DEVELOPMENT AND INNOVATION

Property, Plant and Equipment
Ecosciences Precinct at Boggo Road and the Health and Food Sciences Precinct at Coopers Plains	05	377,900	368,400	9,500
Targinie Precinct	30	57,000	52,674	4,326
Hardrock Haulage Roads	05	23,450	20,911	2,539
2020 Beef Research Properties	45	17,500	10,094	2,000	5,406
Tropical Biosecurity Laboratory - James Cook University Douglas Campus	45	17,031	1,313	5,853	9,865
New Gold Coast Show Site	07	60,600	10,000	600	50,000
Abbot Point State Development Area	30	7,300		7,300
Whitsunday Coast Airport Upgrade	40	7,000	6,067	933
Abandoned Mines	30	6,894	6,059	835
Townsville Eastern Access Corridor	45	11,500	6,000	5,500
Mount Isa Drill Core Facility	55	4,788	4,438	350
Queensland Fluoridation Assistance Program	Various	4,638	2,175	2,463
Surat Basin Rail Corridor	05	4,480		4,480
Darling Downs Cropping Research and Training Centre	20	3,000		3,000
Bajool Reserve Road Upgrade	30	1,600	400	1,200
Brian Pastures Research Facility Upgrade	15	1,000		500	500
Relocation and refurbishment	Various			1,500	Ongoing
Research facilities development	Various			1,500	Ongoing
Vessel replacement	Various			1,100	Ongoing
Heavy plant and equipment	Various			1,500	Ongoing
Minor works	Various			2,500	Ongoing
Other plant and equipment	Various			4,879	Ongoing

Total Property, Plant and Equipment				64,358

Other Capital Expenditure
Callide to Gladstone LNG Land Corridor	30	11,740	800	6,440	4,500

Capital Statement 2011-12	53

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Streamlining Mining Tenure Approval Process	05	10,743	1,000	5,000	4,743
Stanwell to Gladstone Infrastructure Corridor (Easements > $100,000)	30	600	118	482
Intangible assets	05			3,095	Ongoing
Other projects	Various			450	Ongoing

Total Other Capital Expenditure				15,467

Capital Grants
Racing Industry Capital Development Scheme	Various	85,000	2,350	38,650	44,000
Queensland Fluoridation Assistance Program	Various	68,012	13,012	31,600	23,400
Mareeba Airport Upgrade	45	13,396	30	13,366
Other Capital Grants	05	4,000	2,000	1,500	500

Total Capital Grants				85,116

TOTAL DEPARTMENT OF EMPLOYMENT, ECONOMIC DEVELOPMENT AND INNOVATION				164,941

AIRPORT LINK

Property, Plant and Equipment
Airport Link[1]	05	139,731	35,631	104,100

Total Property, Plant and Equipment				104,100

TOTAL AIRPORT LINK				104,100

PROPERTY SERVICES GROUP

Property, Plant and Equipment
Asset Replacement Program	05			270	Ongoing

Total Property, Plant and Equipment				270

Other Capital Expenditure
Land Development
Abbot Point State Development Area - Service Infrastructure	40	11,100	100	250	10,750
Aerospace and Defence Support Centre Amberley	05	30,551	4,195	16,304	10,052
Bundaberg Industrial Park	15	5,600	500	100	5,000

54	Capital Statement 2011-12

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Clinton Industrial Estate - Bensted Road (Lot 13)	30	1,280	80	1,200
Clinton Industrial Estate - Red Rover Precinct	30	10,445	145	300	10,000
Coolum Industrial Estate - Stage 2	09	5,850	350	250	5,250
Gladstone State Development Area Service Infrastructure	30	7,950	950	500	6,500
Aldoga North Access Road	30	15,300	300	5,000	10,000
Aldoga Lot 12	30	6,000	500	500	5,000
Willowbank Industrial Precinct (formally Ebenezer)	20	86,500	2,159	15,000	69,341
Minor Works	Various			600	Ongoing

Sub-total Land Development				40,004

Land Purchases
Abbot Point State Development Area	40	19,545	14,545	5,000
Clinton Industrial Estate - ILUA	30	250	100	150
Far North Queensland (Queerha) Strategic Land	50	11,000		250	10,750
Mackay Region Industrial Land	40	10,000		250	9,750
South East Queensland Strategic Land	Various	14,318	12,468	1,850
Townsville Region (Bohle Plains)	45	35,000		250	34,750
Minor Land Acquisitions	Various			500	Ongoing

Sub-total Land Purchases				8,250

Total Other Capital Expenditure				48,254

TOTAL PROPERTY SERVICES GROUP				48,524

WATER INFRASTRUCTURE PROJECTS

Property, Plant and Equipment
Cedar Grove Connector	12	6,564	5,123	1,441
Northern Pipeline Interconnector Stage 2	09	451,084	415,343	35,741
Wyaralong Dam	12	348,000	343,000	5,000

Total Property, Plant and Equipment				42,182

TOTAL WATER INFRASTRUCTURE PROJECTS				42,182

Capital Statement 2011-12	55

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

AUSTRALIAN AGRICULTURAL COLLEGE CORPORATION
Property, Plant and Equipment
Property plant & equipment	Various			3,000	Ongoing

Total Property, Plant and Equipment				3,000

TOTAL AUSTRALIAN AGRICULTURAL COLLEGE CORPORATION				3,000

CS ENERGY LIMITED

Property, Plant and Equipment
Callide Power Station (enhancements, overhauls & refurbishment)	30			66,309	Ongoing
Swanbank Power Station (enhancements, overhauls & refurbishment)	05			31,499	Ongoing
Mica Creek Power Station (enhancements, overhauls & refurbishment)	55			18,915	Ongoing
Kogan Creek Power Station (enhancements & overhauls)	20			32,069	Ongoing
Kogan Creek Solar Boost Project (net of Government grants)	20	41,840	13,860	14,737	13,243
Corporate	05			3,507	Ongoing

Total Property, Plant and Equipment				167,036

TOTAL CS ENERGY LIMITED				167,036

ENERGEX LIMITED

Property, Plant and Equipment
Distribution Augmentation
Distribution Augmentation - Brisbane
Tarragindi replace low voltage conductors with aerial bundled conductors	05	494		494
Other Distribution Augmentation - Brisbane	05	262,636		262,636

Sub-total Distribution Augmentation - Brisbane				263,130

56	Capital Statement 2011-12

Employment, Economic Development and Innovation

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Distribution Augmentation - Gold Coast
Distribution Augmentation - Gold Coast	07	54,484		54,484

Sub-total Distribution Augmentation - Gold Coast				54,484

Distribution Augmentation - West Moreton
Distribution Augmentation - West Moreton	12	22,849		22,849

Sub-total Distribution Augmentation - West Moreton				22,849

Distribution Augmentation - Wide Bay-Burnett
Distribution Augmentation - Wide Bay-Burnett	15	5,174		5,174

Sub-total Distribution Augmentation - Wide Bay-Burnett				5,174

Distribution Augmentation - Sunshine Coast
Distribution Augmentation - Sunshine Coast	09	46,564		46,564

Sub-total Distribution Augmentation - Sunshine Coast				46,564

Sub-total Distribution Augmentation				392,201

Sub Transmission Program
Sub Transmission Program - Brisbane
Victoria Park - Airport Link Northern Busway Service Relocation	05			8,700	Ongoing
Loganlea - Jimboomba establish new 110kV transmission line	05			22,190	Ongoing
Future underground cables in Brisbane CBD	05			14,054	Ongoing
Coorparoo - Holland Park establish 2 x 33kV underground feeders	05	12,476	3,733	8,743
Coorparoo establish 110/33 kV Bulk Supply Substation	05			14,487	Ongoing
Tamborine Village establish Modular Substation	05			1,307	Ongoing
Capalaba South new Zone Substation	05			13,359	Ongoing
Kelvin Grove new Zone Substation	05			8,251	Ongoing

Capital Statement 2011-12	57

Employment, Economic Development and Innovation

Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Goodna new Zone Substation	05	8,933	539	8,394
Other Sub Transmission - Brisbane	05			326,998	Ongoing

Sub-total Sub Transmission Program - Brisbane				426,483

Sub Transmission Program - Gold Coast
Parkwood new Zone Substation	07			10,532	Ongoing
Bundall install new 110kV	07			2,579	Ongoing
Underground Circuits
Cades County 110kV Feeder	07			5,178	Ongoing
Other Sub Transmission - Gold Coast	07			51,855	Ongoing

Sub-total Sub Transmission Program - Gold Coast				70,144

Sub Transmission Program - West Moreton
Lowood construct 33kV overhead SCCT Sub Transmission Feeder	12			10,583	Ongoing
Glenore Grove Replace Transformers	12			1,629	Ongoing
Kilcoy Improve Feeder Reliability	12	1,456	273	1,183
Other Sub Transmission - West Moreton	12			22,025	Ongoing

Sub-total Sub Transmission Program - West Moreton				35,420

Sub Transmission Program - Wide Bay-Burnett
Gympie North new Zone Substation	15	17,929	6,046	11,883
Cooran (Pomona) new Zone Substation	15	12,252	1,776	10,476
Other Sub Transmission - Wide Bay-Burnett	15			30,181	Ongoing

Sub-total Sub Transmission Program - Wide Bay-Burnett				52,540

Sub Transmission Program - Sunshine Coast
Pacific Paradise new Substation	09			14,457	Ongoing
Montville establish Modular Substation	09			7,644	Ongoing
Toorbul Point new Overhead Feeder Lines	09	9,189	2,331	6,858

58	Capital Statement 2011-12

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Other Sub Transmission - Sunshine Coast	09			104,452	Ongoing

Sub-total Sub Transmission Program - Sunshine Coast				133,411

Sub-total Sub Transmission Program				717,998

Non system
Property - Buildings	05			1,500	Ongoing
Property - Buildings	05			117,051	Ongoing
Property - Land	05	13,223		13,223
Property - Land	05	4,100		4,100
Furniture, Fixtures and Fittings	05	100		100
PSG Fleet	05	31,197		31,197
Capital Tools & Equipment	05	2,775		2,775
Warehousing & Distribution	05	9,195		9,195
Capital ICT - Software and Hardware	05	7,916		7,916
Metering Dynamics	05	2,251		2,251
Other Generation	05	2,240		2,240

Sub-total Non system				191,548

Total Property, Plant and Equipment				1,301,747

TOTAL ENERGEX LIMITED				1,301,747

STANWELL CORPORATION LIMITED

Property, Plant and Equipment
Kareeya
Kareeya Power Station Minor Works	50			1,220	Ongoing
Barron Gorge
Barron Gorge - Generator Rewinds	50	13,050	7,642	5,408
Barron Gorge Power Station Minor Works	50			1,040	Ongoing
Stanwell Power Station
Stanwell Power Station Unit Overhauls	30			26,355	Ongoing
Stanwell Power Station - LP Turbine and Generator Upgrade	30	89,371	80,294	9,077
Stanwell Power Station - Low Nox Burners	30	36,000	20,853	9,708	5,439

Capital Statement 2011-12	59

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Stanwell Power Station Minor Works	30			17,630	Ongoing
Information Systems Improvements	Various	14,163		14,163
Corporate Opportunities	Various			35,738	Ongoing

Total Property, Plant and Equipment				120,339

TOTAL STANWELL CORPORATION LIMITED				120,339

TARONG ENERGY CORPORATION LIMITED

Property, Plant and Equipment
Tarong Coal
Kunioon Coal Project	15			2,712	Ongoing
Meandu Mine
Coal Handling Processing Plant Upgrade	15	20,051	570	5,850	13,631
Resource Evaluation	15			5,173	Ongoing
Mine Fleet Equipment Replacement	15			14,090	Ongoing
Other Capital Projects	15			4,471	Ongoing
Dragline Overhaul	15	49,538	383	29,636	19,519

Sub-total Meandu Mine				59,220

Sub-total Tarong Coal				61,932

Brisbane
Glen Wilga Asset Review and Activities	20	18,760	17,535	1,225
Information Services Enhancements and Initiatives	05			6,681	Ongoing

Sub-total Brisbane				7,906

Tarong Power Station
Engineering Studies	15			301	Ongoing
Instrumentation and Control System Upgrade	15	47,335	42,302	5,033
Black Creek Diversion Around Ash Dam	15	36,232	687	421	35,124
Other Ash Dam Works	15			6,383	Ongoing
Overhauls	15	4,361	2	4,359
Other Capital Projects	15			13,746	Ongoing

Sub-total Tarong Power Station				30,243

60	Capital Statement 2011-12

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Wivenhoe Power Station
Instrumentation and Control System Upgrade	12	9,709	1,038	4,887	3,784
Other Capital Projects	12			2,369	Ongoing

Sub-total Wivenhoe Power Station				7,256

Tarong North Power Station
Overhauls	15	17,500		17,500
Other Capital Projects	15			10,320	Ongoing

Sub-total Tarong North Power Station				27,820

Total Property, Plant and Equipment				135,157

TOTAL TARONG ENERGY CORPORATION LIMITED				135,157

POWERLINK QUEENSLAND

Property, Plant and Equipment
Total Non-Prescribed Transmission Network Connections	Various	144,800		144,800
Total Other Projects	Various	382,000		382,000
Yabulu South to Ingham Transmission Replacement. (Ross to Ingham)	45	121,400	79,500	30,000	11,900
South West Queensland Augmentation	Various	278,000	92,700	62,800	122,500
Gladstone Substation Replacement	30	164,000	43,900	37,400	82,700
Columboola to Wandoan Area Network Augmentation	20	102,000	700	45,100	56,200
Columboola to Western Downs Network Augmentation	20	156,000	900	5,000	150,100
Calvale to Stanwell 275kV Transmission Line	05	128,500	3,200	42,400	82,900
Halys to Blackwall 500kV Augmentation	Various	530,000	6,400	9,200	514,400
Belmont 110kV Substation Refurbishment	05	50,300	39,200	11,100
Cardwell to Tully 132kV Transmission Line Replacement	50	63,000	2,800	34,000	26,200
Richlands Substation Primary and Secondary Plant Replacement	05	33,000	1,700	19,900	11,400

Capital Statement 2011-12	61

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Swanbank B 275kV Substation Replacement	05	57,900	1,200	27,700	29,000
Ingham South to Cardwell 132kV Transmission Line Replacement	Various	66,300	1,800	7,600	56,900

Total Property, Plant and Equipment				859,000

TOTAL POWERLINK QUEENSLAND				859,000

ERGON ENERGY CORPORATION LIMITED

Property, Plant and Equipment
Regulated Capital Expenditure
Regulated Corporation Initiated Capital Works
CARE Program	Various	70,092	58,454	11,000	638
Ubinet - Stage one	Various	134,600	86,600	41,700	6,300
Ubinet - Stage two	20	17,912	150	8,616	9,146
Subtrans Line Rebuild	Various	40,724	744	2,838	37,142
Maintenance - Open Wire Service Replacement Program	Various	34,997	7,191	18,511	9,295
Zone substations circuit breakers	Various	21,969	3,287	9,010	9,672
Reinforce Supply	Various	666,601	17,984	59,890	588,727
Other NICW	Various	345,235		345,235

Sub-total Regulated Corporation Initiated Capital Works				496,800

Regulated Customer Initiated Capital Works Other CICW	Various	219,300		219,300

Sub-total Regulated Customer Initiated Capital Works				219,300

Other Regulated Asset Additions Other Capital Works	Various	175,758		175,758

Sub-total Other Regulated Asset Additions				175,758

Sub-total Regulated Capital Expenditure				891,858

Isolated Systems
Powerstation - Birdsville Geothermal	55	13,000	256	4,088	8,656
Other Generation Capital Works	50	31,512		31,512

Sub-total Isolated Systems				35,600

62	Capital Statement 2011-12

Employment, Economic Development and Innovation
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Non-Regulated Asset Additions
Other Capital Works	Various	9,560		9,560

Sub-total Non-Regulated Asset Additions				9,560

Total Property, Plant and Equipment				937,018

TOTAL ERGON ENERGY CORPORATION LIMITED				937,018

TOTAL EMPLOYMENT, ECONOMIC DEVELOPMENT AND INNOVATION				3,883,044

Note:

1.	The total estimated cost includes land acquisition and early works, but excludes expenditure on land acquisition undertaken by the Department of Transport and Main Roads ($177 million) and the State’s contribution of $267.2 million towards the project.

Capital Statement 2011-12	63

ENVIRONMENT AND RESOURCE MANAGEMENT

The capital program for the Environment and Resource Management portfolio (including the Department of Environment and Resource Management, Gladstone Area Water Board, Mount Isa Water Board, SunWater, Queensland Bulk Water Supply Authority and the Queensland Bulk Water Transport Authority) for 2011-12 is $340.1 million.

Department of Environment and Resource Management

The Department of Environment and Resource Management conserves, protects and manages the State’s environment and natural resources for today and for future generations. The capital works program of $103.7 million supports the department’s contribution to the Government’s commitment to the Toward Q2 Green and Strong targets.

Program Highlights

•	$18.8 million for infrastructure within parks and forests as well as other building and accommodation upgrades.

•	$17.3 million of Water for the Future capital grants to landholders to upgrade facilities to achieve improved water use efficiency.

•	$8.3 million to develop and implement various software systems including $2.5 million for urban water management systems.

•

$6.2 million for land acquisitions and capital grants to continue delivery of the Queensland Government’s Koala Response Strategy which aims to halt the serious decline of South East Queensland’s koala population and has an overarching goal of increasing mature koala habitat by 2020.

•	$1.4 million to construct new management infrastructure on newly declared estate on North Stradbroke Island to achieve the Government’s commitment to protect 80% of the island by 2026.

•

$3.8 million to continue the Queensland Waste Reform agenda to avoid waste generation and improve resource efficiency and recovery. Capital funding will be provided to build the required information technology systems as well as the provision of infrastructure to local government.

•	$3.6 million to acquire national parklands towards achieving the Queensland Government’s Toward Q2 Green target of increasing the area of national park to 7.5% of the State by 2020.

•	$30.7 million to continue the state-wide dam spillways capital works program.

64	Capital Statement 2011-12

Gladstone Area Water Board

The Gladstone Area Water Board’s capital budget is $20 million for 2011-12. Program Highlights

•	$3.5 million to refurbish the Gladstone Water Treatment Plant.

•	$1.9 million for the transition and management stage of the Gladstone-Fitzroy pipeline project.

•	$1.5 million to purchase land for the Yarwun Water Treatment Plant.

•	$4 million to remove and replace the asbestos roof at the Fitzsimmons Street reservoir.

Mount Isa Water Board

The Mount Isa Water Board’s capital budget is $4 million for 2011-12 and comprises $1 million for the Lake Moondarra to Mount Isa Terminal Reservoir Pipeline replacement project, $0.8 million for the installation of the fluoridation plant at the Mount Isa Terminal Reservoir Pump Station and $2.2 million for additional infrastructure and asset upgrades.

SunWater

SunWater’s capital budget is $25 million for 2011-12.

Program Highlights

•	$9 million to upgrade the Kinchant dam and Tinaroo Falls dam spillways.

•	$7.8 million to refurbish and enhance infrastructure assets.

•	$8.2 million for minor works including plant and equipment as well as information technology software and hardware.

In addition to the above and subject to shareholding Minister’s approval, SunWater has allocated $172 million in 2011-12 towards the construction of the 373,622 megalitre Connors River Dam and 133 kilometre pipeline linking the dam to Moranbah. Total project cost is estimated at $1.036 billion. This project will deliver water to commercial users in the Bowen Basin and the towns of Nebo and Moranbah.

Queensland Bulk Water Supply Authority

The Queensland Bulk Water Supply Authority’s capital budget is $146.1 million for 2011-12. This includes $30.3 million to finalise works related to the $394.8 million Hinze Dam raising. In addition, $35.1 million will be spent on maintenance and upgrades of dams, weirs and water treatment plants, including $21 million for priority repair and other capital works across Greater Brisbane and the Sunshine and Gold

Capital Statement 2011-12	65

Coast regions following the January 2011 floods. The Western Corridor Recycled Water Project is allocated $36.2 million, which primarily relates to the finalisation of land acquisitions for the project.

Queensland Bulk Water Transport Authority

The Queensland Bulk Water Transport Authority’s capital budget is $41.3 million and comprises $16.9 million for the completion of Stage 2 of the Northern Pipeline Interconnector which extends between Eudlo and Cooroy, $18 million for enhancements to SEQ Water Infrastructure Assets and $6.4 million for enhancements to information technology systems.

Environment and Resource Management
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF ENVIRONMENT AND RESOURCE MANAGEMENT

Property, Plant and Equipment
Land Acquisitions
National Parks (Q2 target)	Various			3,642	Ongoing
Rainforest/Green Land Acquisitions	50	30,000	27,276	2,724
Dam Spillway Upgrades	50	18,472	8,469	4,003	6,000
North Stradbroke Island	05	4,350	280	1,350	2,720
Capital Works - Parks and Forests
Replace Boardwalk and Viewing Platform, Tallebudgera Creek Conservation Park	07	1,451	551	900
Replace Existing Administration Office at Cardwell	50	1,025	156	869
Jetty Upgrade at Lytton Quarantine Station, Fort Lytton National Park	05	356	156	200
Housing Security Upgrade at QPWS Operational Bases	Various	300	100	200
Upgrade Road Bridge, Misty Mountains Road, Palmerston Forest Reserve	50	292	132	160
Surveying and Fencing Following Various Reserve Boundary Re-alignments	30	504	182	150	172
Upgrade Walking Tracks, Capricorn Coast National Park	30	344	57	131	156

66	Capital Statement 2011-12

Environment and Resource Management
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Upgrade Visitor Facilities in Byfield National Park	30	268	105	131	32
Upgrade Communications Facilities in Cape York / Savanna Region	50	300	200	100
Upgrade Forestry Bridges, Garrawalt Forest Reserve	45	255	177	78
Workshop and Compound at Bunya Mountains National Park	15	505	435	70
Redevelopment of Charlie Moreland Camping Area at Imbil State Forest	15	450	125	20	305
Minor Works - Parks and Forests	Various	10,603		10,603
Building and Accommodation Upgrades	Various			5,150	Ongoing
Land Development and Management System	05			2,100	Ongoing
Plant and equipment
Other plant and equipment	Various			8,897	Ongoing

Total Property, Plant and Equipment				41,478

Other Capital Expenditure
Urban Water Management Systems	05			2,469	Ongoing
Queensland Waste Reform Strategy Implementation	05	2,100	470	1,630
Strategic Cropping Land	05	750		750
Strategic Land Management	Various	950	200	750
Other Systems Development	Various			4,346	Ongoing

Total Other Capital Expenditure				9,945

Capital Grants
Dam Spillway Upgrades	Various	67,551	27,000	26,679	13,872
Water for the Future	Various	31,363	12,925	17,293	1,145
Koala Response Strategy	Various	24,750		6,150	18,600
Queensland Waste Reform Infrastructure Grants	Various	4,100	1,900	2,200

Total Capital Grants				52,322

TOTAL DEPARTMENT OF ENVIRONMENT AND RESOURCE MANAGEMENT				103,745

Capital Statement 2011-12	67

Environment and Resource Management
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

GLADSTONE AREA WATER BOARD

Property, Plant and Equipment
Roof Replacement - Fitzsimmons Street 50ML Reservoir	30	4,014	14	4,000
Gladstone-Fitzroy Pipeline Transition and Management Stage	30	9,564	3,636	1,938	3,990
Gladstone Water Treatment Plant - Main Building	30	1,824	59	1,765
Gladstone Water Treatment Plant - Carbon and Polyelectrolyte Batching and Dosing Plant	30	1,852	132	1,720
Yarwun Water Treatment Plant Land Purchase	30	1,500		1,500
Awoonga Dam - Dam Safety Compliance Works	30	4,150	2,950	1,200
Lower Fitzroy Weirs - Planning Stage	30	5,407	3,262	1,063	1,082
Land Rationalisation	30	1,103	103	1,000
Construction of a New Embankment at Saddle Dam No. 3	30	23,949		870	23,079
Project to be undertaken at Awoonga Dam	30	4,509	2	540	3,967
Projects to be undertaken in the Boyne Valley and the Hatchery	30	539	12	377	150
Glen Eden Pump Station Land Purchase	30	250		250
Boat Creek Pump Station Land Purchase	30	250		250
Various projects within the Delivery Network	30	28,906	20	1,717	27,169
Various projects to be carried out at the Treatment Plants	30	6,559	22	1,038	5,499
Various projects relating to IT and Corporate Related Activities	30	4,482		452	4,030
Recreational Area Projects	30	902		333	569

Total Property, Plant and Equipment				20,013

TOTAL GLADSTONE AREA WATER BOARD				20,013

68	Capital Statement 2011-12

Environment and Resource Management
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
MOUNT ISA WATER BOARD

Property, Plant and Equipment
Moondarra to Mount Isa Terminal Reservoir Pipeline Upgrade	55	12,100	1,100	1,000	10,000
Fluoridation Plant Installation at Mount Isa Terminal Reservoir Pump Station	55	1,500	100	825	575
Lining Mount Isa Terminal Reservoir North & South Tanks	55	900	250	450	200
Roofing Mount Isa Terminal Reservoir North & South Tanks	55	600	150	280	170
50ML Tank Embankment Protection	55	360	60	250	50
Lake Julius Power Pole Replacement	55	2,175	600	225	1,350
Water Quality Laboratory	55	520		220	300
Replace Wet End and Coupling of Col Popple Pump Station #3	55	150		150
Control Systems Upgrade	55	200	50	50	100
Mount Isa Water Board Office Renovation	55	380	300	30	50
Col Popple Pump Station Upgrade (Planning & Design)	55	2,780		30	2,750
Water Metering Project	55	150	75	25	50
Replace 3.3 kV Switchboard Fred Haig Pump Station	55	450		15	435
Lake Moondarra Deep Well Pump Station Replacement Distribution Board	55	600		15	585
Minor Capital Works	55	2,000	550	450	1,000

Total Property, Plant and Equipment				4,015

TOTAL MOUNT ISA WATER BOARD				4,015

SUNWATER

Property, Plant and Equipment

Upgrades
Kinchant Dam Spillway	40	30,000	1,148	8,760	20,092
Tinaroo Falls Dam Spillway	50	23,934	23,710	224
Refurbishment and enhancement (service contracts)
Burdekin Irrigation Distribution	45			1,137	Ongoing
Dawson Irrigation Distribution	40			376	Ongoing

Capital Statement 2011-12	69

Environment and Resource Management
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Emerald Irrigation Distribution	30			314	Ongoing
Burdekin Water Supply	45			1,871	Ongoing
Mareeba Irrigation Distribution	50			275	Ongoing
Barker Barambah Water Supply	30			376	Ongoing
Eton Irrigation Distribution	40			254	Ongoing
Bundaberg Irrigation Distribution	30			827	Ongoing
Upper Burnett Water Supply	30			331	Ongoing
Other schemes (less than 250k)	05			2,060	Ongoing
Minor works
Software development and hardware	05			3,049	Ongoing
Plant and equipment	05			5,102	Ongoing

Total Property, Plant and Equipment				24,956

TOTAL SUNWATER				24,956

QUEENSLAND BULK WATER SUPPLY AUTHORITY

Property, Plant and Equipment
Western Corridor - Land Settlement	Various	2,368,016	2,331,813	36,203
Hinze Dam Stage 3	07	394,800	359,550	30,250	5,000
Upgrades to Water Treatment Plants following January 2011 Floods	Various	53,725		20,955	32,770
Kilcoy Water Treatment Plant	12	11,350	570	6,578	4,202
Other Capital Works	Various			28,004	Ongoing
Upgrade Existing Dams and Water Treatment Plants	Various			14,170	Ongoing

Total Property, Plant and Equipment				136,160

Other Capital Expenditure
Computer Hardware and Software	Various	4,541		4,541
Other Acquisitions	Various	4,357		4,357
Buildings	Various	1,055		1,055

Total Other Capital Expenditure				9,953

TOTAL QUEENSLAND BULK WATER SUPPLY AUTHORITY				146,113

QUEENSLAND BULK WATER TRANSPORT AUTHORITY

Property, Plant and Equipment
Northern Pipeline Interconnector Stage 2	09	16,916		16,916

70	Capital Statement 2011-12

Environment and Resource Management
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Enhancements to Trunk Mains	Various			10,609	Ongoing
Enhancements to the SCADA System	Various			3,483	Ongoing
Enhancements to Reservoirs	Various			3,013	Ongoing
Enhancements to Non Systems	05			2,932	Ongoing
Enhancements to Land	05			2,005	Ongoing
Enhancements to Pumping Stations	Various			1,535	Ongoing
Enhancements to Buildings	05			457	Ongoing
Enhancements to Water Quality Facilities	05			336	Ongoing

Total Property, Plant and Equipment				41,286

TOTAL QUEENSLAND BULK WATER TRANSPORT AUTHORITY				41,286

TOTAL ENVIRONMENT AND RESOURCE MANAGEMENT				340,128

Capital Statement 2011-12	71

HEALTH

The total capital program for Queensland Health will invest $1.820 billion in new capital acquisitions in 2011-12, with an additional capital investment of $75 million for the Queensland Institute of Medical Research (QIMR).

Department of Health

The Queensland Health capital works program is an important input into the delivery of health services and outputs that underpin the provision of dependable and better health care and support Government’s ambitions outlined in Toward Q2: Tomorrow’s Queensland.

In 2011-12, Queensland Health will continue its capital investment across a broad range of health infrastructure including community health centres, hospitals, health technology, pathology, research and scientific services, mental health services, residential care, staff accommodation, and information and communication technologies.

The capital investment program will ensure that health infrastructure and assets support the delivery of health services and contribute to improved health outcomes for Queenslanders.

Program Highlights

•	A total of $1.297 billion will be invested in hospital projects. In addition to the projects discussed above, this includes:

- $723.6 million to continue development of three new tertiary hospitals - the Gold Coast University Hospital, the Queensland Children’s Hospital and the Sunshine Coast University Hospital. A total investment of $5.197 billion has been committed to establish these new hospitals;

- $7.3 million to ensure the new Queensland Children’s Hospital is supported by a world class academic and research centre;

- $245.8 million to continue redevelopments at Cairns, Mackay, Mount Isa, Rockhampton and Townsville Hospitals. These projects represent a total investment of $1.403 billion; and

- $47.4 million to continue upgrades at emergency departments including Logan, QEII, Toowoomba, Caboolture, Ipswich and Redland Hospitals under the $146.5 million Faster Emergency Care in our Hospitals initiative. This also includes a dedicated paediatric emergency department at The Prince Charles Hospital and increase rehabilitation services at Townsville, Yeppoon and Mt Morgan.

72	Capital Statement 2011-12

•	$145.8 million to develop the Translational Research Institute, at a total cost of $334 million, on the Princess Alexandra Hospital campus.

•	$29 million will be invested in community health services including the Robina Health Precinct and the Thursday Island Chronic Disease Centre.

•	$4.9 million will be invested in staff accommodation programs and upgrades.

•	$3.1 million to continue the replacement of the residential aged care facility in Cloncurry.

•	$30 million for enhancements to mental health services under the Queensland Plan for Mental Health (2007-2017).

•	$61.2 million for information and communication technology equipment to replace, upgrade and provide future capability.

Health Reform

The National Partnership Agreement (NPA) on Improving Public Hospital Services provides Queensland Health with capital funding of $193.9 million over five years from 2009-10 with $26.2 million to be invested in 2011-12. Specific projects being funded under the NPA include:

•	improving clinical services with a focus on emergency department access, patient flows and treatment times across the state

•	improved paediatric services at Caboolture and Redcliffe Hospitals

•	additional mental health beds in Cairns.

In addition, the NPA will also support additional enhancements to the scope of three existing Faster Emergency Care initiative projects including:

•

an additional eight short stay beds, a 12 chair transit lounge and a new endoscopy unit with two procedural rooms, recovery and admissions area as part of the new Queen Elizabeth II Jubilee (QEII) emergency department

•	expanded emergency department services, modifications to improve patient flows and expand capacity as part of the Logan Hospital emergency department upgrade through the provision of:

- 24 new sub acute (rehabilitation) beds and rehabilitation associated infrastructure including day therapy and gym; and

- a 23 hour day ward and elective surgery area including two procedure rooms, six day ward recovery spaces and 12 x 23 hour inpatient beds.

•	an additional four short stay beds and modifications to improve patient flows as part of the Toowoomba Hospital emergency department upgrade.

Capital Statement 2011-12	73

The Commonwealth Regional Priority Round in the Health and Hospitals Fund provides a total of $97.7 million over five years to:

•	construct mental health community care units in Nambour, Bundaberg, Rockhampton and Toowoomba

•	develop regional inpatient mental health services in Bundaberg, Hervey Bay, Toowoomba and Maryborough

•	construct planned procedure centres at Townsville Hospital and Cairns Base Hospital.

Council of the Queensland Institute of Medical Research

In 2011-12, $72.3 million will be invested in the development of the Smart State Medical Research Centre. This $180.2 million project, scheduled for completion in 2012-13 is jointly funded by the State and Australian Governments and Atlantic Philanthropies. Once completed, the Centre will increase research capacity in areas such as tropical diseases, vaccine development, cancer and genetics, and will allow the development of a new Mental Health Research Division.

The QIMR capital program in 2011-12 will invest $2.7 million for the acquisition of new and/or replacement equipment including state-of-the-art scientific equipment.

Health
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF HEALTH

Property, Plant and Equipment
Community Health Centres (CHC)
Cairns Central CHC	50	12,674	7,097	3,000	2,577
Cherbourg Community Health	15	1,604	69	1,000	535
Gladstone Community, Mental and Oral Health Consolidation	30	17,045	16,313	200	532
Indigenous Alcohol Treatment and Rehabilitation	Various	6,700	5,816	884
Robina Health Precinct	07	36,310	16,430	18,862	1,018
Thursday Island Chronic Disease Centre	50	39,015	9,250	5,000	24,765
Project Finalisation - CHC	Various	81		81

Sub-total Community Health Centres (CHC)				29,027

74	Capital Statement 2011-12

Health
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Multi-Purpose Health Services
NPA - Multi-Purpose Health Services	Various	16,055	500	6,000	9,555

Sub-total Multi-Purpose Health Services				6,000

Primary Health Care Centres (PHCC)
Cape York Improved PHCC	50	1,840	1,260	350	230
Indigenous Primary Health Care Centre of Excellence, Inala	05	7,000	320	3,930	2,750
Saibai Island PHCC	50	8,400	365	100	7,935

Sub-total Primary Health Care Centres (PHCC)				4,380

Hospitals
Area Health Services Demand Management	Various	297,500	147,679	40,000	109,821
Building Works Capital Project Management	Various			850	Ongoing
Bundaberg Hospital Expansion	15	41,886	34,359	7,527
Cairns Base Hospital Redevelopment	50	446,300	110,768	50,000	285,532
Cairns Hospital Emergency Department (Additional Bed Capacity)	50	17,078	16,330	748
Cairns Radiation Oncology Facility	50	8,300		2,000	6,300
Cancer Treatment Facilities	Various	35,100	8,300	8,700	18,100
Faster Emergency Care in our Hospitals (including expanded rehabilitation facilities)	Various	146,528	23,768	47,366	75,394
Gold Coast University Hospital	07	1,761,853	700,927	435,642	625,284
Health and Hospitals Fund - Regional Priority Round	Various	97,663		7,030	90,633
Ipswich Hospital Additional Beds	05	122,000	7,481	15,840	98,679
Mackay Base Hospital Redevelopment	40	408,285	82,424	87,176	238,685
Master Planning Studies	Various			850	Ongoing
Mount Isa Health Campus Redevelopment	55	65,190	15,703	15,000	34,487
NPA - Improving Public Hospital Services	Various	193,940	6,580	26,211	161,149
Princess Alexandra Hospital Emergency Department (Additional Bed Capacity)	05	62,600	47,996	10,600	4,004

Capital Statement 2011-12	75

Health
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Priority Capital Program	Various	189,600	740	8,400	180,460
Queensland Children’s Hospital[1]	05	1,401,720	275,313	241,662	884,745
Queensland Children’s Hospital Academic and Research Centre	05	80,000	2,513	7,269	70,218
Redcliffe Hospital - Emergency Department Upgrade	05	31,150	29,760	180	1,210
Regional Cancer Centres	Various	179,291	2,548	29,320	147,423
Robina Hospital Emergency Department and Intensive Care Unit	07	42,232	38,838	271	3,123
Robina Hospital Expansion	07	274,300	210,896	59,881	3,523
Rockhampton Hospital Expansion	30	149,075	71,075	27,650	50,350
Sunshine Coast Health Services District (Additional Bed Capacity)	09	191,000	138,758	23,360	28,882
Sunshine Coast Interim Service Enhancements
Caloundra Hospital Emergency Department Expansion	09	11,500	2,524	8,976
Nambour Hospital Elective Surgery	09	14,600	3,000	11,600
Sunshine Coast University[2] Hospital	09	2,033,300	85,744	46,253	1,901,303
The Prince Charles Hospital Upgrade	05	139,570	137,218	480	1,872
Townsville Hospital Expansion	45	334,000	48,286	66,000	219,714
Townsville Neo-natal Intensive Care Unit	45	25,000		10,000	15,000
Project Finalisation - Hospitals	Various	10		10

Sub-total Hospitals				1,296,852

Health Technology Replacement
Health Technology Equipment	Various			55,000	Ongoing
Healthy Hearing	Various	2,825	2,425	200	200
Program Management	Various	679		679
Radiology Services Delivery	Various	3,907	3,307	600

Sub-total Health Technology Replacement				56,479

Mental Health Services
Queensland Plan for Mental Health	Various	148,351	31,672	30,000	86,679

Sub-total Mental Health Services				30,000

Pathology and Scientific Services
Hervey Bay Pathology Laboratory	15	4,270	2,550	1,720

76	Capital Statement 2011-12

Health
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Translational Research Institute[3] Facilities	05	334,000	66,211	145,750	122,039

Sub-total Pathology and Scientific Services				147,470

Residential Care
State Government Aged Care Facilities Program
Cloncurry Hospital Aged Care Annex	55	6,500	300	3,100	3,100
Fire Safety Upgrades Residential Care Buildings	Various	11,800	1,000	2,500	8,300
Project Finalisation - Residential Care	Various	375		375

Sub-total Residential Care				5,975

Staff Accommodation Program
Cape York Staff Accommodation - Kowanyama	50	1,375	62	660	653
Housing Stock Upgrades	Various			1,000	Ongoing
Regional Accommodation Program	Various	88,661	86,931	1,130	600
Torres Strait Staff Accommodation	50	4,221	479	2,115	1,627

Sub-total Staff Accommodation Program				4,905

Other Acquisitions of Property Plant and Equipment
BreastScreen Digital Technology	Various	19,524	5,494	5,120	8,910
Capital Program Land Acquisition	Various	7,500		7,500
Emergent Works Program	Various			4,300	Ongoing
Minor Capital Projects and[4] Acquisitions	Various			56,538	Ongoing

Sub-total Other Acquisitions of Property Plant and Equipment				73,458

Information Technology Equipment
e-Health Clinical Systems	Various			42,159	Ongoing
IT Infrastructure Programs	Various			44,726	Ongoing

Sub-total Information Technology Equipment				86,885

Total Property, Plant and Equipment				1,741,431

Other Capital Expenditure
Information and Communication Technology[5]
e-Health Clinical Systems	Various			37,101	Ongoing
IT Contingency and Emergent Needs	Various			12,030	Ongoing

Capital Statement 2011-12	77

Health
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
IT Infrastructure Programs	Various			4,470	Ongoing
Other Health Systems	Various			13,522	Ongoing

Sub-total Information and Communication Technology				67,123

Inventory Movement	Various			1,521	Ongoing

Total Other Capital Expenditure				68,644

Capital Grants
James Cook University Dental School Clinical Training	45	32,000	22,000	10,000

Total Capital Grants				10,000

TOTAL DEPARTMENT OF HEALTH				1,820,075

COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH

Property, Plant and Equipment
Other scientific equipment	05	3,808	1,138	2,670
Smart State Medical Research Centre	05	180,225	93,670	72,291	14,264

Total Property, Plant and Equipment				74,961

TOTAL COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH				74,961

TOTAL HEALTH				1,895,036

Notes:

1.	Total Estimated Cost of $1.402 billion is net of $45.8 million non-capital component of project expenditure.
2.	Total Estimated Cost includes $60.8 million for the Sunshine Coast Academic Research Centre.
3.	State capital contribution of $100 million.
4.	Amount is net of $23.5 million non-capital component of project expenditure.
5.	Information and Communication Technology amount is net of $21.7 million non-capital.

78	Capital Statement 2011-12

JUSTICE AND ATTORNEY-GENERAL

The 2011-12 capital expenditure program for the Department of Justice and Attorney-General (including Public Trust Office, Legal Aid Queensland and Crime and Misconduct Commission) is $279.5 million.

Department of Justice and Attorney-General

The Department of Justice and Attorney-General capital expenditure program for 2011-12 is $262.6 million. The department’s capital program concentrates on the construction of the Brisbane Supreme Court and District Court and the refurbishment and replacement of major building components for existing courthouses. It also includes the continual development and improvement of all departmental information systems and equipment.

Program Highlights

•	$244.3 million for the construction of the Brisbane Supreme Court and District Court, at a total cost of $570 million.

•	$5.8 million for the continual upgrade, improvement and development of the departments information system to ensure service delivery and operational efficiencies across the justice system.

Public Trust Office

During 2011-12, the Public Trust Office proposes to spend $8.8 million on capital projects. This expenditure will enable the Public Trust Office to continue to provide a wide range of efficient services to the Queensland community on a self funded basis. The Public Trustee will source the investment for these capital assets from its own funds at no cost to Government.

Program Highlights

•	$8.2 million on new offices, warehouses and the refurbishment of existing offices throughout the state.

•	$0.3 million on computer hardware and $0.3 million on software as part of the strategy to upgrade business systems and hardware on a rolling basis.

Legal Aid Queensland

The 2011-12 capital expenditure program for Legal Aid Queensland is $6 million. Legal Aid Queensland will invest $2.8 million in the replacement of property, plant and equipment, including $1.2 million in upgrading Brisbane accommodation. A further $1.6 million will be invested in replacing office equipment and vehicles. In addition, $3.2 million will be invested to develop core business systems including an Electronic Document Records Management system.

Capital Statement 2011-12	79

Crime and Misconduct Commission

The Crime and Misconduct Commission will spend $2 million on its capital expenditure program in 2011-12. The Commission will invest $0.28 million in leasehold improvements, $0.59 million in vehicle replacements, and $0.86 million in computer and other equipment replacements. The Commission will also invest $0.32 million to re-develop its website and intranet to enhance external and internal communication.

Justice and Attorney-General
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL

Property, Plant and Equipment
Brisbane Supreme and District Court complex	05	570,000	325,685	244,315
Buildings, programmed renewal	Various			5,800	Ongoing
Minor capital works	Various			1,630	Ongoing
Other acquisitions of property, plant and equipment	Various			5,099	Ongoing

Total Property, Plant and Equipment				256,844

Other Capital Expenditure
Queensland Wide Integrated Courts (QWIC) system enhancements	05			1,035	Ongoing
State Penalty Enforcement Registry (SPER) system enhancements	05			500	Ongoing
Minor capital works - software	05			4,253	Ongoing

Total Other Capital Expenditure				5,788

TOTAL DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL				262,632

PUBLIC TRUST OFFICE

Property, Plant and Equipment
Building Improvements	Various			7,000	Ongoing
Property, plant and equipment	Various			1,150	Ongoing
Computer Hardware	05			300	Ongoing

Total Property, Plant and Equipment				8,450

80	Capital Statement 2011-12

Justice and Attorney-General
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Other Capital Expenditure

Computer Software	05			300	Ongoing

Total Other Capital Expenditure				300

TOTAL PUBLIC TRUST OFFICE				8,750

LEGAL AID QUEENSLAND

Property, Plant and Equipment
Brisbane building refurbishment	05	2,400		1,200	1,200
Vehicle replacement	Various			155	Ongoing
IT Business Systems	Various			390	Ongoing
Leasehold improvements	Various			1,057	Ongoing

Total Property, Plant and Equipment				2,802

Other Capital Expenditure
Grants Management System Modernisation	Various	2,609	95	906	1,608
Electronic Document Records Management System	Various	2,541	166	1,796	579
IT Corporate Systems	05			531	Ongoing

Total Other Capital Expenditure				3,233

TOTAL LEGAL AID QUEENSLAND				6,035

CRIME AND MISCONDUCT COMMISSION

Property, Plant and Equipment
Leasehold Improvements	05			280	Ongoing
Vehicle replacements	05			585	Ongoing
Computer and other equipment	05			859	Ongoing

Total Property, Plant and Equipment				1,724

Other Capital Expenditure
Intranet and Website Redevelopment	05	315		315

Total Other Capital Expenditure				315

TOTAL CRIME AND MISCONDUCT COMMISSION				2,039

TOTAL JUSTICE AND ATTORNEY-GENERAL				279,456

Capital Statement 2011-12	81

LEGISLATIVE ASSEMBLY OF QUEENSLAND

The 2011-12 capital program of $2.5 million is principally allocated to capital works projects including the ongoing Parliament House Stonework Restoration Program, replacement of major components of the Legislative Assembly Chamber audio broadcast system, and upgrading and replacing air-conditioning units within Parliament House. Funding is also directed to replace Parliamentary Library database management software, and commence a project to replace the Hansard production and publishing system.

Legislative Assembly of Queensland
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
LEGISLATIVE ASSEMBLY OF QUEENSLAND

Property, Plant and Equipment
Legislative Assembly Chamber Audio System	05	480		480
Parliament House Stonework Restoration Program	05	6,160	3,314	250	2,596
Air-conditioning - upgrade and replacement	05	2,000	660	250	1,090
Minor capital works - plant and equipment	05			1,051	Ongoing

Total Property, Plant and Equipment				2,031

Other Capital Expenditure
Hansard Production and Publishing System	05	350		250	100
Library Database Management System	05	350	150	200

Total Other Capital Expenditure				450

TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND				2,481

82	Capital Statement 2011-12

LOCAL GOVERNMENT AND PLANNING

The Department of Local Government and Planning’s 2011-12 capital expenditure budget is $450.3 million. The department is committed to integrated planning, strong local government and sustainable development for a growing state.

In 2011-12, the department will deliver benefits for Queensland through holistic, integrated land use planning to preserve the Queensland way of life and enhance the liveability of our state for future generations. The department will continue to work in partnership with local governments with an emphasis on community planning, asset management and financial management.

Department of Local Government and Planning

Program Highlights

•	$300 million to local governments towards the restoration of public assets under the Natural Disaster Relief and Recovery Arrangements for events that occurred before late 2010.

•	$45 million for the Local Government Grants and Subsidies Program that will deliver priority infrastructure to meet identified community need.

•	$4.5 million towards the Mackay Showgrounds upgrade project.

•	$3.9 million to support the redevelopment of the Flinders Street Mall and Jezzine Barracks in Townsville.

•	$2.1 million to the South East Queensland Recreation Trails including Brisbane Valley Rail Trail, Maroochy River Trail and Boonah to Ipswich Trail.

Capital Statement 2011-12	83

Local Government and Planning
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF LOCAL GOVERNMENT AND PLANNING

Property, Plant and Equipment
South East Queensland Regional Recreational Trails	Various	5,352	3,252	2,100
Other property, plant and equipment	Various			166	Ongoing

Total Property, Plant and Equipment				2,266

Other Capital Expenditure
Q2 Land for Public Recreation Database	05	447	337	110
Smart eDA	Various	6,657	5,987	670

Total Other Capital Expenditure				780

Capital Grants
Cassowary Coast Regional Council for Priority Projects	05	13,700	8,500	5,200
Flinders Street Mall Redevelopment - Townsville	45	18,900	17,010	1,890
Greening Mount Isa	55	1,000	662	338
Jezzine Barracks Redevelopment - Townsville	45	10,000	4,000	2,000	4,000
Kuranda Skyrail and Infrastructure Levy	50			744	Ongoing
Local Government Grants and Subsidies Program	Various			45,000	Ongoing
Mackay Showgrounds Upgrade	40	5,000	500	4,500
Natural Disaster Relief and Recovery Arrangements	Various			300,000	Ongoing
Sewage Treatment Upgrades	05	44,100	7,700	36,400
Smaller Communities Assistance Program	Various	70,446	65,395	5,051
Water and Sewerage Program	Various	611,022	567,929	43,093
Whitsunday Regional Council Water Treatment Plant	40	6,000		3,000	3,000

Total Capital Grants				447,216

TOTAL DEPARTMENT OF LOCAL GOVERNMENT AND PLANNING				450,262

84	Capital Statement 2011-12

OFFICE OF THE GOVERNOR

During 2011-12, the Office of the Governor will expend $0.04 million toward capital replacement of plant and equipment.

Ongoing replacement of capital items enables the Office of the Governor to effectively and efficiently support the Governor in her role.

Office of the Governor
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
OFFICE OF THE GOVERNOR

Property, Plant and Equipment
Asset replacement	05			41	Ongoing

Total Property, Plant and Equipment				41

TOTAL OFFICE OF THE GOVERNOR				41

Capital Statement 2011-12	85

OFFICE OF THE OMBUDSMAN

The Office of the Ombudsman has budgeted to spend $0.08 million for the ongoing replacement of ICT and software and office equipment.

Office of the Ombudsman
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
OFFICE OF THE OMBUDSMAN

Property, Plant and Equipment
Computer equipment	05			30	Ongoing
Office equipment	05			20	Ongoing

Total Property, Plant and Equipment				50

Other Capital Expenditure
Upgrade of Office’s Complaints Management System	05			30	Ongoing

Total Other Capital Expenditure				30

TOTAL OFFICE OF THE OMBUDSMAN				80

86	Capital Statement 2011-12

POLICE

The Queensland Police Service (QPS) capital program for 2011-12 is $227.3 million. This investment will fund infrastructure activities including capital works, information technology and other essential equipment to support QPS in their commitment to making Queensland a safe and secure place to live, visit and do business.

Program Highlights

•

$54.9 million to continue development of the new, state of the art Police Academy at Wacol. When complete, this facility will deliver a full range of education and training programs for trainee and operational police.

•	$43.8 million is provided for additional capital works projects across the State including:

- $5 million towards completion of the $7.6 million refurbishment of Beenleigh Police Station;

- $1.5 million to construct a new Burleigh Heads Police Beat and $0.5 million to refurbish the existing Burleigh Heads Police Complex;

- $2.5 million to complete construction of the $3 million upgrade to Calliope Police Station;

- $1 million to provide a new police station at Carina to replace the Camp Hill Police Station at a total cost of $2.6 million;

- $1.3 million to deliver the $2.2 million upgrade of Goodna Police Station;

- $6.5 million to complete construction of the replacement Lockhart River Police Station at a revised project cost of $9 million;

- $3.8 million to provide an upgrade to the heritage-listed police facility at Mackay with a total project cost of $4 million;

- $2.4 million to continue construction of the new $3 million Oxley District Forensic Facility;

- $1.4 million towards completion of the $2.5 million refurbishment of the Pine Rivers District Office;

- $1.6 million to further progress the new $12 million Townsville District police facility; and

- $5.7 million for police housing. This includes $1.6 million for police housing in Doomadgee as part of the joint State and Australian Government Improved Policing in Very Remote Areas Program.

Capital Statement 2011-12	87

•	$51.1 million for a range of information and communication technology initiatives, including:

- a Computer Aided Dispatch system;

- technology refresh; and

- the Digital Integrated Traffic Camera System.

•	$77.5 million is provided for the purchase of new and upgraded operational equipment including vehicles, traffic cameras and marine vessels.

Police
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF POLICE

Property, Plant and Equipment
Capital Works - Major Capital
Badu Island - new police station	50	10,000	1,203	500	8,297
Beenleigh - police station refurbishment	07	7,600	2,562	5,023	15
Burleigh Heads - new police beat	07	1,500		1,500
Burleigh Heads - police complex refurbishment	07	500		500
Calliope - police station upgrade	30	3,000	520	2,465	15
Carina - police station (being built to replace Camp Hill Police Station)	05	2,582	1,541	1,036	5
Goodna - police station upgrade	05	2,150	863	1,280	7
Lockhart River - replacement police station	50	9,000	2,531	6,455	14
Mackay - heritage-listed police facility upgrade	40	4,000	205	3,790	5
Oxley District - forensic facility	05	3,000	603	2,385	12
Pine Rivers District Office - refurbishment	05	2,500	1,061	1,432	7
Richlands - watchhouse refurbishment	05	1,546	1,506	40
Townsville District - police facility	45	12,000	479	1,641	9,880
Other Major Capital Works	Various			3,049	Ongoing

Sub-total Capital Works - Major Capital				31,096

88	Capital Statement 2011-12

Police
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Capital Works - Sub-Programs
Environmental Retrofits	Various			1,000	Ongoing
Land bank	Various			1,000	Ongoing
Minor Capital Works	Various			3,000	Ongoing
Watchhouses - CCTV program	Various			2,000	Ongoing

Sub-total Capital Works - Sub-Programs				7,000

Capital Works - Housing Program
Doomadgee - new residences	55	1,800	157	1,643
Policing Indigenous Communities - Kowanyama	50	3,000	205	2,795
Housing Program	Various			1,300	Ongoing

Sub-total Capital Works - Housing Program				5,738

Other Property, Plant and Equipment
Queensland Police Academy	05	452,000	55,691	54,900	341,409
Information and Communication Technology	05			27,782	Ongoing
Other plant and equipment (includes motor vehicles)	Various			77,519	Ongoing

Sub-total Other Property, Plant and Equipment				160,201

Total Property, Plant and Equipment				204,035

Other Capital Expenditure
Information and Communication Technology - Intangibles	05			23,271	Ongoing

Total Other Capital Expenditure				23,271

TOTAL DEPARTMENT OF POLICE				227,306

Capital Statement 2011-12	89

PREMIER AND CABINET

The estimated 2011-12 capital expenditure for the Department of the Premier and Cabinet including all associated entities is $1.340 billion.

Department of the Premier and Cabinet

The Department of the Premier and Cabinet (including Arts Queensland) has a capital budget in 2011-12 of $23.2 million.

Program Highlights

•

$11.5 million for priority works at the Queensland Museum South Bank at a total cost of $12.5 million. The funding will provide the museum with greater capacity to upgrade exhibition spaces and attract international exhibitions to the South Bank campus.

•

$3.1 million for the replacement of assets and development of information systems that will be applied towards the continued efficient delivery of the department’s services, including completion of an information system for secure development and management of Cabinet documents and development of an eLegislation initiative to enhance public access to legislation and legislative information.

•	$1.3 million to complete the $2.5 million detailed planning study for the Cairns Cultural Precinct.

•	$1 million to regional arts infrastructure projects, part of the continued commitment of $4 million made over four years.

•	$0.74 million towards the $1 million refurbishment of suitable accommodation for the Aboriginal Centre for the Performing Arts to allow for continuing growth in student enrolments.

South Bank Corporation

The 2011-12 capital works program for South Bank Corporation is designed to enhance the visitor experience as well as complement the ongoing operational requirements of South Bank Corporation and the Brisbane Convention and Exhibition Centre.

Program Highlights

•

$30 million to complete the $146.7 million Brisbane Convention and Exhibition Centre expansion, BCEC on Grey Street. The expansion will result in approximately 24,000 square metres, providing 52% additional convention space. Key components of the expanded facility are 600 seat and 400 seat tiered auditoria, breakout rooms, foyer/exhibition space, and ground floor restaurants and retail tenancies.

90	Capital Statement 2011-12

Library Board of Queensland

The State Library capital expenditure program for 2011-12 is $1.7 million. This program will provide for the purchase of Heritage and General Reference Collections as well as replacement of plant and equipment.

Queensland Art Gallery

In 2011-12, the Queensland Art Gallery will invest $2.1 million to purchase works of art for the Gallery's collection. In addition, $0.2 million will be allocated towards the ongoing replacement of property, plant and equipment.

Queensland Museum

The Queensland Museum has allocated $4.8 million in 2011-12 towards capital projects including $4.7 million to construct exhibitions and rejuvenate the South Bank campus and $0.1 million to the museum network for replacement of and investment in various property, plant and equipment.

Queensland Reconstruction Authority

The Queensland Reconstruction Authority capital expenditure program for 2011-12 is $1.264 billion.

Operation Queenslander is providing $2.416 billion over three years to Local Government Authorities to undertake recovery and reconstruction projects following the 2010-11 floods and Severe Tropical Cyclone Yasi. This initiative is jointly funded by the State and Australian Governments with $1.098 billion being provided in 2011-12.

The Local Council Package is providing funding of $330 million over three years to disaster affected communities to repair water and sewerage facilities, rebuild transport infrastructure and employ workers to complete these projects. This initiative is jointly funded by the State and Australian Governments with $165 million being provided in 2011-12. The 2011-12 program includes:

•	$72.5 million of $145 million to be provided over three years to fast-track the reconstruction of the Brisbane Ferry terminals and the Brisbane Riverwalk

•

$77.5 million of $170 million to be provided over three years to assist Local Government Authorities to repair severely damaged water and sewerage infrastructure and to cover council staffing costs where contract labour is not available in rural and regional areas

•	$15 million to assist the Cassowary Coast Regional Council to restore vital council infrastructure and to repair damage to natural vegetation and the beach.

Capital Statement 2011-12	91

Additional reconstruction works following the 2010-11 floods and Severe Tropical Cyclone Yasi are funded through the Queensland Reconstruction Authority and spent in other portfolios, in particular the Transport and Main Roads and the Public Works portfolios.

Premier and Cabinet
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF THE PREMIER AND CABINET

Property, Plant and Equipment
Asset replacement program	05			935	Ongoing
Queensland Cultural Centre Flood Recovery - Asset Replacement	05	17,298	14,827	2,471
Queensland Museum Priority Works	05	12,500	500	11,500	500

Total Property, Plant and Equipment				14,906

Other Capital Expenditure
Information systems development and replacement program	05			2,118	Ongoing

Total Other Capital Expenditure				2,118

Capital Grants
Aboriginal Centre for Performing Arts relocation	05	1,040	300	740
Cairns Cultural Precinct Planning[1]	50	2,500	1,250	1,250
Grittier Places	Various			200	Ongoing
Queensland Symphony Orchestra/Australian Broadcasting Corporation co-location project	05	12,000	9,000	3,000
Regional Infrastructure Grants Program	Various	4,000	1,000	1,000	2,000

Total Capital Grants				6,190

TOTAL DEPARTMENT OF THE PREMIER AND CABINET				23,214

SOUTH BANK CORPORATION

Property, Plant and Equipment
South Bank Precinct enhancements	05			14,352	Ongoing

92	Capital Statement 2011-12

Premier and Cabinet
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Brisbane Convention and Exhibition Centre expansion	05	146,700	116,670	30,030

Total Property, Plant and Equipment				44,382

TOTAL SOUTH BANK CORPORATION				44,382

LIBRARY BOARD OF QUEENSLAND

Property, Plant and Equipment
Plant and equipment - general	05			737	Ongoing
Library collections expenditure	05			501	Ongoing
Heritage and Cultural Assets	05			480	Ongoing

Total Property, Plant and Equipment				1,718

TOTAL LIBRARY BOARD OF QUEENSLAND				1,718

QUEENSLAND ART GALLERY

Property, Plant and Equipment
Property, plant and equipment	05			200	Ongoing
Queensland Art Gallery collection	05			2,100	Ongoing

Total Property, Plant and Equipment				2,300

TOTAL QUEENSLAND ART GALLERY				2,300

QUEENSLAND MUSEUM

Property, Plant and Equipment
Queensland Museum South Bank Exhibition Replacement and Rejuvenation	05	8,650		4,650	4,000
Property, plant and equipment - various	Various			120	Ongoing

Total Property, Plant and Equipment				4,770

TOTAL QUEENSLAND MUSEUM				4,770

QUEENSLAND RECONSTRUCTION AUTHORITY

Property, Plant and Equipment
Property, plant and equipment - general	05	1,337	358	506	473

Total Property, Plant and Equipment				506

Capital Statement 2011-12	93

Premier and Cabinet
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Capital Grants
Operation Queenslander	Various	2,415,743	450,000	1,098,492	867,251
Local Council Package	Various	315,000	15,000	150,000	150,000
Cassowary Coast Support Package	50	15,000		15,000

Total Capital Grants				1,263,492

TOTAL QUEENSLAND RECONSTRUCTION AUTHORITY				1,263,998

TOTAL PREMIER AND CABINET				1,340,382

Note:

1. The Government has also provided land costing approximately $40 million towards the project.

94	Capital Statement 2011-12

PUBLIC WORKS

The portfolio of Public Works capital expenditure program for 2011-12 is $344.6 million. This comprises the Department of Public Works capital expenditure program, including commercialised business units (CBUs) and Queensland Shared Services (QSS) of $338.1 million and the Queensland Building Services Authority capital expenditure program of $2.5 million.

Department of Public Works

Capital expenditure in 2011-12 by the Department of Public Works, excluding CBUs and QSS is $147.9 million.

Program Highlights

•

$51.6 million to continue planning and procurement of property solutions to support the Decentralisation Initiative in Bowen Hills, Carseldine and Ipswich. The total project cost is estimated at $333 million.

•	$30 million to construct cyclone shelters in Queensland communities. The total project cost is estimated at $60 million over two years.

•	$19.5 million for the construction and acquisition of 35 units of accommodation for government employee housing to support the delivery of government services in rural and remote communities.

•

$6.8 million to continue the construction of a new government office building in First Avenue, Maroochydore. The building will provide 8,600 square metres of net lettable area. The total project cost is estimated at $79.9 million.

•	$6.3 million for the refurbishment of the Cairns Convention Centre including the upgrade of services and finishes.

•

QFleet will purchase motor vehicles totalling $163.3 million. The vehicles will be leased to clients to facilitate the delivery of government services across Queensland. The vehicle purchases and associated ongoing maintenance provide support for local Queensland firms.

•

CITEC will have a capital expenditure program of $22.7 million. CITEC is the primary technology service provider to the Queensland Government delivering agency-specific information and communication technology (ICT) services. The components of the program include the consolidation of data centres, networks and infrastructure services across the Queensland Government, the implementation of a whole of Government email system with identity management and authentication capability and digital certificate issuing capability and the acquisition of ICT infrastructure essential for the continued

Capital Statement 2011-12	95

delivery of ICT services to client agencies.

•

$6.5 million as a capital grant for the Rockhampton Riverbank Redevelopment Stage 2 project for enhancements to the swimming facility and additional public amenity improvements to both the north and south side of the Fitzroy River. This includes $2.5 million previously allocated to the construction of the swimming facility.

Public Works
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
DEPARTMENT OF PUBLIC WORKS

Property, Plant and Equipment
Brisbane - 111 George Street Lift Upgrade	05	5,400	4,900	500
Brisbane - Kangaroo Point Park - Artwork	05	2,852	2,562	290
Brisbane - Smart Service Queensland - ICT Infrastructure	05	12,009	10,059	1,650	300
Brisbane - SWARA Relocation	05	3,800	3,449	351
Brisbane - Yungaba Multicultural Centre Fitout	05	1,500	500	1,000
Cairns - Refurbishment of Cairns Convention Centre	50	6,334		6,334
Cyclone Shelters in Queensland Communities	Various	60,000		30,000	30,000
Decentralisation Initiative - Accommodation Projects	05	333,000	2,200	51,600	279,200
Government Employee Housing	Various			19,469	Ongoing
Government Office Portfolio Fire Services Upgrade Program	05	2,000		2,000
Government Office Portfolio Lift Upgrade Program	05	3,000		3,000
Mareeba - New Office Building	50	6,500	6,000	500
Maroochydore - New Office Building	09	79,900	73,078	6,822
Other Plant and Equipment	Various			16,886	Ongoing

Total Property, Plant and Equipment				140,402

Other Capital Expenditure
Whole of Government ICT Initiatives	Various			1,014	Ongoing

Total Other Capital Expenditure				1,014

96	Capital Statement 2011-12

Public Works
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Capital Grants
Rockhampton Riverbank Redevelopment Stage 2	30	13,000	2,500	6,500	4,000

Total Capital Grants				6,500

TOTAL DEPARTMENT OF PUBLIC WORKS				147,916

QBUILD

Property, Plant and Equipment
Plant and Equipment	Various			1,662	Ongoing

Total Property, Plant and Equipment				1,662

TOTAL QBUILD				1,662

QFLEET

Property, Plant and Equipment
Motor Vehicles	Various			163,262	Ongoing
Other Plant and Equipment	05			590	Ongoing

Total Property, Plant and Equipment				163,852

TOTAL QFLEET				163,852

PROJECT SERVICES

Other Capital Expenditure
Implementation of Essential Finance and Business Systems	Various			1,992	Ongoing

Total Other Capital Expenditure				1,992

TOTAL PROJECT SERVICES				1,992

CITEC

Property, Plant and Equipment
Identity, Directory and Email Services Program	05	3,042	1,066	119	1,857
Information Communication Technology Consolidation	05	13,161	10,330	2,831

Capital Statement 2011-12	97

Public Works
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Plant and Equipment	05			12,084	Ongoing

Total Property, Plant and Equipment				15,034

Other Capital Expenditure
Identity, Directory and Email Services Program	05	26,644	21,020	4,634	990
Information Communication Technology Consolidation	05	10,139	9,391	748
Proprietary Software and Internally Developed Software and Systems	05			2,242	Ongoing

Total Other Capital Expenditure				7,624

TOTAL CITEC				22,658

QUEENSLAND SHARED SERVICES

Property, Plant and Equipment
Asset Replacement	05			548	Ongoing

Total Property, Plant and Equipment				548

Other Capital Expenditure
Corporate Solutions Program of Works	05	237,426	211,766	244	25,416
Other Software Replacement Internal	05	1,529		1,529

Total Other Capital Expenditure				1,773

TOTAL QUEENSLAND SHARED SERVICES				2,321

SDS

Property, Plant and Equipment
Warehouse Equipment	05			1,377	Ongoing

Total Property, Plant and Equipment				1,377

Other Capital Expenditure
Computer Software	05			386	Ongoing

Total Other Capital Expenditure				386

TOTAL SDS				1,763

98	Capital Statement 2011-12

Public Works
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
QUEENSLAND BUILDING SERVICES AUTHORITY

Property, Plant and Equipment
Office Restoration	05	127		127
Other Property Plant and Equipment	05	470		470

Total Property, Plant and Equipment				597

Other Capital Expenditure
BSA Software Development	05	4,666		1,859	2,807

Total Other Capital Expenditure				1,859

TOTAL QUEENSLAND BUILDING SERVICES AUTHORITY				2,456

TOTAL PUBLIC WORKS				344,620

Capital Statement 2011-12	99

QUEENSLAND AUDIT OFFICE

Queensland Audit Office’s minor works expenditure of $0.25 million is to maintain and replace current office and IT equipment.

Queensland Audit Office
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
QUEENSLAND AUDIT OFFICE

Property, Plant and Equipment
Minor works	05			250	Ongoing

Total Property, Plant and Equipment				250

TOTAL QUEENSLAND AUDIT OFFICE				250

100	Capital Statement 2011-12

TRANSPORT AND MAIN ROADS

In 2011-12, total capital outlays for the Transport and Main Roads portfolio is $5.448 billion. This expenditure includes the Department of Transport and Main Roads, TransLink Transit Authority, RoadTek, Queensland Rail Limited, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Ports Corporation Limited and Port of Townsville Limited.

Department of Transport and Main Roads

The Queensland Government is committed to delivering a transport infrastructure program that supports Queensland’s growing population. In 2011-12, capital expenditure totals $3.931 billion, comprising critical investment in the road network and public transport infrastructure.

Program Highlights

•

$882.7 million for capital recovery and reconstruction works on the road network. Of this amount, $450.2 million in capital reconstruction works is solely a result of natural disaster events across the state from late 2010.

•

$175.3 million to continue the construction of the Gold Coast Rapid Transit System, a light rail project from Southport to Broadbeach, at a total estimated cost of $1.195 billion which is Australian, State and Local Government funded and will be delivered as a public private partnership.

•	$159.7 million to continue the upgrade of the Pacific Motorway between Springwood South and Daisy Hill, at a total estimated cost of $421.6 million which is Australian and State Government funded.

•

$120 million to continue the upgrade of Port Connect, which will duplicate the existing two-lane motorway and construct a three kilometre extension from the Gateway Motorway to Pritchard Street, at a total estimated cost of $385 million.

•

$93.7 million to complete the construction of the Northern Busway between Enoggera Creek and Kedron, extending the existing busway from the Royal Brisbane Women’s Hospital to Sadlier Street, Kedron, at a total estimated cost of $731.6 million.

•

$80.2 million to complete the widening of the Pacific Motorway, from four to six lanes, between Nerang and Stewart Road, at a total estimated cost of $158 million which is Australian and State Government funded.

•

$66.3 million to complete construction of Stage 2A of the Eastern Busway between the South East Busway and Main Avenue, Coorparoo, including bus stations at Stones Corner and Langlands Park, at a total estimated cost of

Capital Statement 2011-12	101

$465.8 million.

•

$47.9 million to complete the widening of the Douglas Arterial to four lanes on the Bruce Highway (Townsville Ring Road), at a total estimated cost of $110 million which is Australian and State Government funded.

•	$41 million to commence the upgrade of the Bruce Highway (Innisfail to Cairns) between Sheehy Road and Ray Jones Drive, at a total estimated cost of $150 million which is Australian Government funded.

•	$29.5 million to continue the upgrade of the Townsville Port Access Road on the Flinders Highway, at a total estimated cost of $190 million which is Australian and State Government funded.

•	$25 million to continue the Cardwell Range realignment on the Bruce Highway between Ingham and Innisfail, at a total estimated cost of $115 million which is Australian and State Government funded.

•	$16.8 million to continue the construction and upgrade of recreational boating and marine infrastructure.

•	$16 million to continue the widening of sections of the Warrego Highway between Roma and Mitchell, at a total estimated cost of $40 million which is Australian Government funded.

•	$12 million to commence work on the City Place Bus Station in Cairns, at a total estimated cost of $36 million, as part of the Cairns Transit Mall and Public Transport Network Upgrade.

•

$10 million to continue the upgrade of the southern approach to Mackay to four lanes, from Temples Lane to Farrellys Lane, at a total estimated cost of $33.3 million which is Australian Government funded.

•	$9.2 million to continue the upgrade of the Kennedy Developmental Road between Hughenden and Winton, at a total estimated cost of $23 million.

•	$8.5 million to commence the construction of a new road and rail overpass to provide access south of the Capricorn Highway between Gracemere and Kabra, at a total estimated cost of $50 million.

•

$7 million to commence the construction of overtaking lanes from Bajool to Gavial Road on the Bruce Highway between Benaraby and Rockhampton, at a total estimated cost of $8.4 million which is Australian Government funded.

•	$6 million to continue pavement widening and culvert repairs/replacements on various sections of the Eidsvold-Theodore Road, Eidsvold at a total estimated cost of $17 million.

102	Capital Statement 2011-12

•	$2.8 million to build 60 bus stops which will include extended shelter, slab, seating, tactile for accessibility access and full blade signage at Barron River.

•	$2 million to commence work on the Sumners Road overpass between Oxley and Jamboree Heights, at a total estimated cost of $57 million.

•	$147.9 million to continue upgrading the Bruce Highway (Cooroy to Curra) from Sankeys Road to Traveston Road, at a total estimated cost of $613 million which is Australian and State Government funded.

•	$480 million to continue upgrading the Ipswich Motorway between Dinmore and Goodna, at a total estimated cost of $1.95 billion which is Australian Government funded.

TransLink Transit Authority

In 2011-12, TransLink’s capital expenditure totals $48.2 million for public transport infrastructure improvements across South East Queensland.

Program Highlights

•	$44 million is provided to continue the TransLink Station Upgrade Program to improve current bus stations and build additional bus station infrastructure.

This includes the continued construction and development of:

•	Capalaba Park ‘n’ Ride - $5.5 million

•	Maroochydore Bus Station - $5 million

•	Enoggera Reservoir Park ‘n’ Ride - $4.5 million

•	Logan Central Bus Station - $4 million

•	Algester Park ‘n’ Ride - $4 million

•	North Lakes Bus Station - $3.5 million

•	UQ Lakes Bus Station - $3 million.

RoadTek

RoadTek provides civil construction and maintenance works and related services in the delivery of transport infrastructure solutions in Queensland. In 2011-12, RoadTek will spend $31.5 million on hire plant and equipment for use in delivering these services.

Capital Statement 2011-12	103

Queensland Rail Limited

Queensland Rail Limited is allocating $1.157 billion for capital outlays in 2011-12.

Program Highlights

$240.2 million for the expansion of rail infrastructure on the Citytrain network, including:

•	$118.3 million to continue construction of the $417.7 million dual-track rail line from Richlands to Springfield, including stations at Springfield and Springfield Lakes

•

$47 million to commence early works on the $1.147 billion joint Australian, State and Local Government funded Moreton Bay Rail Link, which will provide 12.6 km of dual-track between Petrie and Kippa-Ring as well as six stations at Kallangur, Murrumba Downs, Mango Hill, Kinsellas Road, Rothwell and Kippa-Ring

•	$41.6 million to continue construction of the $92.2 million duplication of 2.6 km of track from Keperra to Ferny Grove and an upgrade of Ferny Grove station.

$199.7 million for other major infrastructure works, including:

•

$42.4 million to commence major station upgrade works at Narangba, Sandgate and Alderley, and a further $14.9 million to continue refurbishment of Eagle Junction Station and station enhancement works at South Brisbane.

•

$39 million to provide upgraded platforms, track infrastructure improvements (such as re-signalling) and other works, as part of the Rail Capacity Upgrades project, at a total estimated cost of $90 million

•	$27.3 million to continue the $49.7 million program to construct new stabling facilities for additional rollingstock

•	$22 million to continue the improvement of Queensland Rail facilities and infrastructure for disabled persons, as prescribed by the Disability Discrimination Act 1992

•

$10.3 million to undertake works on the Mount Isa Line, including priority works such as replacing sleepers and constructing a new passing loop as well as minor capital and other capacity enhancing works.

$260 million to continue the acquisition and enhancement of passenger rollingstock across Queensland, including:

•	$97 million to continue building the currently contracted 40 new three car-carriage passenger trains to deliver service enhancements between the Gold

104	Capital Statement 2011-12

Coast, Brisbane and the Sunshine Coast, at a total estimated cost of $1.162 billion

•	$62 million to commence a major overhaul of suburban and interurban rollingstock, at a total estimated cost of $147 million

•

$57.6 million to acquire new rollingstock which will upgrade and expand the tilt train fleet, at a total estimated cost of $195 million. This will allow the Sunlander passenger services to be increased to six services per week

•	$29.8 million to continue the component change out program for 87 electric multiple units, at a total estimated cost of $271.6 million

•	$13.5 million to continue the modification of Queensland Rail carriages to meet disability standards for Accessible Public Transport Act 2007 compliance requirements.

Far North Queensland Ports Corporation Limited

In 2011-12, Far North Queensland Ports Corporation Limited has allocated $12.5 million towards new and continuing seaport development within its ports in Far North Queensland.

Program Highlights

•	$9 million to continue the southern extension of the boardwalk and foreshore promenade in the Cairns Cityport, at a total estimated cost of $23.3 million.

•	$1.3 million to continue a scope and delivery study as well as the tendering and delivery process to decontaminate land at the Port of Cairns, at a total estimated cost of $6.2 million.

•	$0.65 million to complete additional berths at Marlin Marina in the Port of Cairns, at a total estimated cost of $1.5 million.

Gladstone Ports Corporation Limited

In 2011-12, Gladstone Ports Corporation Limited has allocated $146.8 million towards ongoing expansion at the Port of Gladstone, and additional works at the Port of Bundaberg and Port Alma.

Program Highlights

•	$65.5 million towards construction of a coal stockpile (number 22) and to continue works at the RG Tanna Coal Terminal at the Port of Gladstone, at a total estimated cost of $121.8 million.

•	$19.9 million to continue the $54.1 million port service projects to plan the channel duplication, contribute to the Curtis Island Pipeline, develop the Boyne

Capital Statement 2011-12	105

Marine Environmental Impact Statement, perform dredging and other general port work at Gladstone.

•	$18.2 million to continue the $37.9 million construction of additional CBD office space and associated works.

North Queensland Bulk Ports Corporation Limited

As demand for Queensland coal continues to grow, a significant expansion of the Abbot Point coal terminal is planned with up to four more new terminals which will increase capacity by 120 million tonnes per annum (mtpa) (using standard stockpile assumptions) to a total capacity of nearly 300 mtpa, inclusive of Terminals 2 and 3 (preferred proponents already identified).

In 2011-12, North Queensland Bulk Ports Corporation Limited has allocated $34.3 million for various port development projects.

Program Highlights

•	$19.8 million towards investigation and preliminary design works for a proposed multi-cargo facility at the Port of Abbot Point.

•	$5.9 million for plant and equipment replacements at the Port of Mackay.

•	$3 million to continue planning for additional coal terminals to increase capacity for exporting coal at the Port of Abbot Point.

•	$2.3 million to continue the $4 million Dudgeon Point and Hay Point Master Plan and Environmental Impact Statement activities.

Port of Townsville Limited

In 2011-12, Port of Townsville Limited has allocated $87 million for plant acquisition, infrastructure development and port improvements for the ports of Townsville and Lucinda.

Program Highlights

•

$29 million to undertake the upgrade of Berth 8 at the Port of Townsville in order to relocate Xstrata Plc’s export operations from Berth 7. This project is being jointly funded by Port of Townsville Limited and Xstrata Plc.

•	$23.4 million to complete the $101.6 million Townsville Marine Precinct project to provide a dedicated marine facility to the local industrial and commercial marine industries.

•

$22.8 million to continue the $85 million project to lengthen the current Berth 10A structure in the Port of Townsville to accommodate the Royal Australian Navy and cruise ships in the Townsville Ocean Terminal. This project is jointly

106	Capital Statement 2011-12

funded by the Australian Government, Townsville City Council and the Port of Townsville Limited.

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost	Expenditure to 30-06-11	Budget 2011-12	Post 2011-12
		$’000	$’000	$’000	$’000
DEPARTMENT OF TRANSPORT AND MAIN ROADS

Property, Plant and Equipment
Natural Disaster Relief and Recovery Arrangements
Recovery and reconstruction works	Various			882,661	Ongoing
National and State Network
National Network
Bruce Highway
Benaraby - Rockhampton, Bajool - Gavial Road, construct additional lanes	30	8,400		7,000	1,400
Brisbane - Gympie, planning and preconstruction for new alignment	12	67,900	24,723	10,677	32,500
Cooroy - Curra, Sankeys Road - Traveston Road (Section B), construct to new sealed 4 lane standard	15	613,000	239,919	147,903	225,178
Ingham - Innisfail, Cardwell Range realignment	50	115,000	55,792	25,000	34,208
Innisfail - Cairns, Sheehy Road - Ray Jones Drive, grade separation works	50	150,000	8,956	41,044	100,000
St Lawrence - Mackay, 120.15- 120.73km, realign traffic lanes	40	10,000	3,394	5,106	1,500
St Lawrence - Mackay, Temples Lane - Farrellys Lane, duplicate 2 to 4 lanes	40	33,254	6,866	10,000	16,388

Capital Statement 2011-12	107

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost	Expenditure to 30-06-11	Budget 2011-12	Post 2011-12
		$’000	$’000	$’000	$’000

Townsville Ring Road, Douglas Arterial, widen to 4 lanes	45	110,000	54,093	47,907	8,000
Cunningham Highway (Ipswich Motorway), Dinmore - Goodna, widen to 6 lanes	05	1,950,000	967,000	480,000	503,000
Flinders Highway (Townsville - Charters Towers), Townsville Port Access Road upgrade	45	190,000	155,515	29,485	5,000
Pacific Motorway
Nerang - Stewart Road, widen from 4 to 6 lanes	07	158,000	77,795	80,205
Springwood South - Daisy Hill (Section B), construct to new sealed 6 lane standard	05	421,626	161,957	159,669	100,000
Port Connect, Gateway Motorway - Pritchard Street, duplication and extension	05	385,000	90,000	120,000	175,000
Warrego Highway
Ipswich - Toowoomba, Lockyer Creek Bridge - Helidon, bridge rehabilitation	12	4,385	101	4,284
Roma - Mitchell, widen and overlay existing pavement	25	40,000	12,610	15,985	11,405
Toowoomba - Dalby (Nugents Pinch Road to West of Charlton), duplicate 2 to 4 lanes	12	96,000		8,000	88,000
State Network
Bundaberg - Gin Gin Road (Lerches Road - Woods Road, 10.20 - 11.30km), construct overtaking lane	15	10,730	2,353	5,377	3,000
Capricorn Highway (Rockhampton - Dauringa), Gracemere - Kabra, new road and rail overpass	30	50,001	1,201	8,500	40,300

108	Capital Statement 2011-12

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost	Expenditure to 30-06-11	Budget 2011-12	Post 2011-12
		$’000	$’000	$’000	$’000

Eidsvold - Theodore Road, Eidsvold (2.40 - 66.00km), widen pavement	15	16,951	7,000	5,951	4,000
Fursden Creek Bridge, Glenella Connection Road, construct bridge and approaches	40	40,000		4,000	36,000
Gatton - Esk Road, Warrego Highway - Esk Shire, intersection improvement	12	35,000	2,999	8,000	24,001
Gregory Developmental Road (Charters Towers - The Lynd, 160.90 - 175.40km), widen and seal shoulders	45	17,000	3,267	13,473	260
Kennedy Developmental Road (Hughenden - Winton, 49.50 - 89.20km), construct to new sealed 2 lane standard	55	23,000	3,847	9,153	10,000
Labrador - Carrara Road, Melia Court - Smith Street Connection Road, widen from 4 to 6 lanes	07	132,000	26,000	20,000	86,000
Mackay - Slade Point Road, Forgan Bridge - Pioneer River, duplicate bridge and approaches	40	148,000	142,000	6,000
Morayfield Road, Bruce Highway - Gaffield Street, duplicate from 2 to 4 lanes	05	153,129	4,852	10,000	138,277
Mount Lindesay Highway (Brisbane - Beaudesert), Rosia Road - Chambers Flat Road, grade separation works	05	244,128	28,018	25,000	191,110
New England Highway (Yarraman - Toowoomba), Munro Road - Pioneer Road, widen and seal	20	11,920	8,183	3,737
Peninsula Developmental Road (Mt Molloy - Laura), Laura River, install floodway	50	11,784	2,854	8,930

Capital Statement 2011-12	109

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost	Expenditure to 30-06-11	Budget 2011-12	Post 2011-12
		$’000	$’000	$’000	$’000

Redland Sub - Arterial Road, Mt Gravatt - Capalaba Road, intersection improvement	05	37,673	15,673	22,000
Smith Street Connection Road, Pacific Motorway - High Street, construct additional lanes	07	69,657	18,228	1,429	50,000
Southport - Nerang Road, Minnie Street - Queen Street, widen to 4 lanes	07	54,481	14,828	1,986	37,667
Sumners Road (Oxley-Jamboree Heights), construct overpass	05	57,000		2,000	55,000
Western Arterial Road (Jindalee - Everton Park), Wardell Street / Samford Road, improve intersection	05	90,000		3,000	87,000
Other National and State Network construction	Various			949,016	Ongoing

Sub-total National and State Network				2,299,817

Busways
Brisbane Bus Access Improvement and Stations	05	10,000		5,000	5,000
Eastern Busway: Buranda to Coorparoo (Stage 2A)	05	465,794	374,532	66,262	25,000
Northern Busway: Enoggera Creek to Kedron	05	731,616	637,915	93,701
Northern Busway: Kedron to Bracken Ridge (Planning and Land Acquisition)	05	28,518		28,518
South East Queensland TransitWays/High Occupancy Vehicle Program	05			500	Ongoing

Sub-total Busways				193,981

Light Rail
Gold Coast Rapid Transit System (Southport to Broadbeach)[1]
Operator Franchise Works	07	665,114		46,163	618,951
State Works	07	530,008	311,027	129,089	89,892

Sub-total Light Rail				175,252

110	Capital Statement 2011-12

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost	Expenditure to 30-06-11	Budget 2011-12	Post 2011-12
		$’000	$’000	$’000	$’000

Public Transport Infrastructure
Barron River Bus Stops	50	2,800		2,800
Cairns Bus Station	50	36,000		12,000	24,000
South East Queensland Cycle Network Program	Various			35,959	Ongoing
Transport Corridor Acquisition Fund	Various			132,875	Ongoing

Sub-total Public Transport Infrastructure				183,634

Maritime Infrastructure
Boating Infrastructure Minor Works	Various			12,125	Ongoing
Marine Safety Minor Works	Various			4,663	Ongoing

Sub-total Maritime Infrastructure				16,788

Other Property, Plant and Equipment
Corporate Buildings	Various			43,840	Ongoing
Plant and Equipment	Various			7,843	Ongoing
Urban Congestion Initiatives	05	21,380	19,755	1,625

Sub-total Other Property, Plant and Equipment				53,308

Total Property, Plant and Equipment				3,805,441

Other Capital Expenditure
Information Technology	Various			14,814	Ongoing
New Queensland Driver Licence	05	112,621	104,982	7,639

Total Other Capital Expenditure				22,453

Capital Grants
Accessible Buses	Various			1,000	Ongoing
Black Spot	Various			12,078	Ongoing
Public Transport Infrastructure:	Various			1,935	Ongoing
Compliance with Disability Standards
Queensland School Bus Upgrade Scheme	Various			14,729	Ongoing
Recreational Boating Infrastructure	Various			500	Ongoing
Rural & Remote Airstrips	Various			2,900	Ongoing
Safe Walking and Pedalling	Various			200	Ongoing
South East Queensland Cycle Network	Various			12,304	Ongoing

Capital Statement 2011-12	111

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Transport Infrastructure Development Scheme
Currawong - Moores Creek Road, Norman Road, improve or replacement of traffic management systems	30	975		975
Evans Street, Maroochydore, duplicate 2 to 4 lanes	09	1,920	500	500	920
Main Street, Airlie Beach, various works	40	7,000		7,000
Mount Low Parkway (Batten - Lionel Turner Drive), widen and seal	45	4,500		900	3,600
Oxley - Clewley Street, Corinda, intersection improvements	05	1,380		1,380
Other Transport Infrastructure Development Scheme Grants	Various			46,205	Ongoing

Sub-total Transport Infrastructure Development Scheme				56,960

Total Capital Grants				102,606

TOTAL DEPARTMENT OF TRANSPORT AND MAIN ROADS				3,930,500

TRANSLINK TRANSIT AUTHORITY

Property, Plant and Equipment
TransLink Station Upgrade Program	Various	236,700	77,550	44,000	115,150
Integrated Ticketing Equipment	05			1,141	Ongoing
Plant & Equipment	05			45	Ongoing

Total Property, Plant and Equipment				45,186

Capital Grants
Station and Stop: Infrastructure Improvement Grant	Various			3,000	Ongoing

Total Capital Grants				3,000

TOTAL TRANSLINK TRANSIT AUTHORITY				48,186

ROADTEK

Property, Plant and Equipment
Hire plant	Various			31,547	Ongoing

Total Property, Plant and Equipment				31,547

112	Capital Statement 2011-12

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

Other Capital Expenditure
Stock on hand	Various	115		115

Total Other Capital Expenditure				115

TOTAL ROADTEK				31,662

QUEENSLAND RAIL LIMITED

Property, Plant and Equipment
Rail Network Expansions
Moreton Bay Rail Link	05	1,147,000		47,000	1,100,000
Springfield Line: Richlands to Springfield	05	417,730	21,243	118,313	278,174
Springfield Line: Darra to Richlands	05	316,545	291,912	24,633
Robina to Varsity Lakes	07	267,871	260,176	7,695
Corinda to Darra: Third Track	05	203,280	195,426	950	6,904
Keperra to Ferny Grove Duplication	05	92,190	21,800	41,600	28,790

Sub-total Rail Network Expansions				240,191

Other Major Infrastructure Works
Mount Isa Line Priority Works	55	101,747	72,297	1,450	28,000
Rail Capacity Upgrades	05	90,000	1,000	39,000	50,000
Citytrain Disability Standards 2007 Compliance: Infrastructure	05	82,879	60,821	22,058
New Stabling Facilities	05	49,700	14,328	27,250	8,122
Western System Asset Replacement	Various	27,500	3,014	5,486	19,000
Albion Land Bridge	05	15,000	1,289	13,711
Narangba Station Upgrade	05	22,500		16,500	6,000
Sandgate Station Upgrade	05	35,918		15,888	20,030
Permanent Length Platforms: North Coast Line	Various	26,000		13,000	13,000
Alderley Station Upgrade	05	17,000		10,000	7,000
Mount Isa Line Capacity Enhancement Program	55	149,757	1,455	8,886	139,416
Eagle Junction Station Refurbishment	05	9,875	1,089	8,786
South Brisbane Station Enhancements	05	7,147	906	6,241

Capital Statement 2011-12	113

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

New Digital CCTV DVR’S: 47 Stations	05	7,900	2,933	4,662	305
Citytrain Station Upgrades	05	12,000	5,219	6,781

Sub-total Other Major Infrastructure Works				199,699

Rollingstock Acquisitions & Enhancements
Citytrain Rollingstock	Various	1,161,779	412,861	97,045	651,873
Electric Multiple Units Component Change-Out Program	05	271,568	32,063	29,819	209,686
Sunlander 14 Rollingstock	15	195,045	22,628	57,648	114,769
Outsourced Major Overhauls	Various	147,000	42,945	62,000	42,055
Citytrain Disability Standards 2007 Compliance: Rollingstock	05	48,594	23,691	13,500	11,403

Sub-total Rollingstock Acquisitions & Enhancements				260,012

Other Major Works
Automatic Train Protection: Upgrade Computer System	05	29,350	25,487	3,863
VPI-type Processors Replacement: Farleigh to Purono	Various	13,670	4,929	2,725	6,016
Electrification Infrastructure Renewal Strategy	Various	11,349	8,349	1,500	1,500
Noise Amelioration: Statewide Strategy	Various	11,208	10,024	1,184
Universal Train Control Disaster Recovery	05	10,773	7,943	876	1,954
Telecommunications Backbone Network Strategy	Various	9,331	8,383	618	330
Corridor Land Requirements	Various	7,317	5,654	155	1,508

Sub-total Other Major Works				10,921

General Programs
Network	Various			284,745	Ongoing
Operations	Various			89,315	Ongoing
Across QR	Various			72,230	Ongoing

Sub-total General Programs				446,290

Total Property, Plant and Equipment				1,157,113

TOTAL QUEENSLAND RAIL LIMITED				1,157,113

114	Capital Statement 2011-12

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED

Property, Plant and Equipment
Cairns Cityport
Foreshore Development	50	23,331	5,116	9,000	9,215
Site Decontamination	50	6,197	2,547	1,250	2,400
Cityport Commercial Allowance	50	3,742	1,642	300	1,800
G Finger Design and Construction	50	1,500	850	650
Marina Sullage System	50	350	150	200
H Finger Super Yacht Berths	50	240	120	120

Sub-total Cairns Cityport				11,520

Cairns Seaport
Lease Acquisitions	50	500	250	250

Sub-total Cairns Seaport				250

Regional Ports
Horn Island Cargo Wharf Access Road	50	408	18	40	350
Development Dredge Approvals	50	250		250

Sub-total Regional Ports				290

Plant, Equipment and Minor Works	50			395	Ongoing

Total Property, Plant and Equipment				12,455

TOTAL FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED				12,455

GLADSTONE PORTS CORPORATION LIMITED

Property, Plant and Equipment
Port of Gladstone
RG Tanna Coal Terminal
RG Tanna Coal Terminal Projects	30	118,627	24,155	64,772	29,700
RG Tanna Dust Suppression	30	3,124	1,900	724	500

Sub-total RG Tanna Coal Terminal				65,496

Port Services Projects	30	54,055	2,250	19,850	31,955
Tug Facility Projects	30	45,000	600	9,400	35,000
Property Projects	30	37,851	3,457	18,150	16,244
Auckland Point Projects	30	8,000	3,150	4,850
Barney Point Projects	30	4,900	1,218	3,682

Capital Statement 2011-12	115

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
Commercial Projects	30	4,500		4,000	500
Marina Projects	30	4,150	2,300	1,850
Fisherman’s Landing Projects	30	2,800		2,750	50
Corporate Projects	30	980		300	680
Engineering Services	30	800		800
Plant, Equipment and Minor Works	30			13,436	Ongoing

Sub-total Port of Gladstone				144,564

Port Alma
Shipping Terminal Projects	30	3,200	1,300	950	950
Plant, Equipment and Minor Works	30			255	Ongoing

Sub-total Port Alma				1,205

Port of Bundaberg
Bundaberg Port Projects	15	1,000		1,000
Plant, Equipment and Minor Works	15			15	Ongoing

Sub-total Port of Bundaberg				1,015

Total Property, Plant and Equipment				146,784

TOTAL GLADSTONE PORTS CORPORATION LIMITED				146,784

NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED

Property, Plant and Equipment
Abbot Point Multi Cargo Facility	40	37,500	17,679	19,821
(Preliminary Design)
Louisa Creek Land Acquisitions	40	12,000	9,038	2,000	962
Abbot Point Terminals 4-7 Planning	40	4,000	1,000	3,000
Hay Point Master Plan & EIS	40	4,000	1,550	2,267	183
Plant, Equipment and Minor Works	Various			785	Ongoing
Port Development
Mackay Port Development General	40			5,900	Ongoing
Abbot Point Port Development General	40			202	Ongoing
Hay Point Port Development General	40			349	Ongoing
Weipa Port Development General	50			4	Ongoing

Total Property, Plant and Equipment				34,328

TOTAL NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED				34,328

116	Capital Statement 2011-12

Transport and Main Roads
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000

PORT OF TOWNSVILLE LIMITED

Property, Plant and Equipment
Townsville Marine Precinct Project	45	101,600	78,154	23,446
Townsville Ocean Terminal - Berth	45	85,000	3,660	22,801	58,539
10A Upgrade
Berth 8 Upgrade	45	33,000	1,400	29,009	2,591
Port of Townsville Expansion Project	45	7,186		4,903	2,283
(Planning and Approvals)
Berth 10B (Planning and Approvals)	45	4,678		2,170	2,508
Port Road Upgrades	45	1,440		1,440
Plant, Equipment and Minor Works	45			3,226	Ongoing

Total Property, Plant and Equipment				86,995

TOTAL PORT OF TOWNSVILLE LIMITED				86,995

TOTAL TRANSPORT AND MAIN ROADS				5,448,023

Note:

1.	State works include early enabling works, land acquisition costs, project facilitation costs and contingency.

Capital Statement 2011-12	117

TREASURY

Queensland Treasury’s capital expenditure in 2011-12 will be $6.1 million.

Program Highlights

•	$4.6 million for ongoing asset replacement, primarily the replacement of existing IT assets, office equipment and leasehold improvements.

•

$1.5 million for the development and implementation of a royalties module for the Revenue Management System. This will provide payers of royalties access to the same e-lodgement, e-payment and other online services that are in place for other revenue streams.

Treasury
Project	Statistical Division	Total Estimated Cost $’000	Expenditure to 30-06-11 $’000	Budget 2011-12 $’000	Post 2011-12 $’000
TREASURY DEPARTMENT

Property, Plant and Equipment
Asset replacement	05			4,594	Ongoing

Total Property, Plant and Equipment				4,594

Other Capital Expenditure
Revenue Management System - Royalties Module	05	1,500		1,500

Total Other Capital Expenditure				1,500

TOTAL TREASURY DEPARTMENT				6,094

118	Capital Statement 2011-12

APPENDIX A –

ENTITIES INCLUDED IN CAPITAL OUTLAYS 2011-12

Communities

Department of Communities

Stadiums Queensland

Residential Tenancies Authority

Community Safety

Department of Community Safety

Education and Training

Department of Education and Training

Gold Coast Institute of TAFE

Electoral Commission of Queensland

Employment, Economic Development and Innovation

Department of Employment, Economic Development and Innovation

Airport Link

Property Services Group

Water Infrastructure Projects

Australian Agricultural College Corporation

CS Energy Limited

ENERGEX Limited

Stanwell Corporation Limited

Tarong Energy Corporation Limited

Powerlink Queensland

Ergon Energy Corporation Limited

Environment and Resource Management

Department of Environment and Resource Management

Gladstone Area Water Board

Mount Isa Water Board

SunWater

Queensland Bulk Water Supply Authority

Queensland Bulk Water Transport Authority

Health

Department of Health

Council of the Queensland Institute of Medical Research

Capital Statement 2011-12	119

Justice and Attorney General

Department of Justice and Attorney-General

Public Trust Office

Legal Aid Queensland

Crime and Misconduct Commission

Legislative Assembly of Queensland

Local Government and Planning

Department of Local Government and Planning

Officer of the Governor

Office of the Ombudsman

Police

Department of Police

Premier and Cabinet

Department of the Premier and Cabinet

South Bank Corporation

Library Board of Queensland

Queensland Art Gallery

Queensland Museum

Queensland Reconstruction Authority

Public Works

Department of Public Works

QBuild

QFleet

Project Services

CITEC

Queensland Shared Services

SDS

Queensland Building Services Authority

Queensland Audit Office

Transport and Main Roads

Department of Transport and Main Roads

TransLink Transit Authority

RoadTek

Queensland Rail Limited

Far North Queensland Ports Corporation Limited

Gladstone Ports Corporation Limited

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Treasury

Treasury Department

120	Capital Statement 2011-12

APPENDIX B -

KEY CONCEPTS AND COVERAGE

COVERAGE OF THE CAPITAL STATEMENT

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment, intangible assets and inventories that an agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. For the purpose of this Budget Paper, capital outlays refer to the gross acquisition of these assets. The following definitions are applicable throughout this document:

—	total capital outlays – property, plant and equipment outlays, other capital expenditure and capital grants

—	property, plant and equipment outlays – property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations

—	other capital expenditure – intangibles, such as software development, and self-generating and regenerating assets

—	capital grants – capital grants to other entities (excluding grants to other Government departments, statutory bodies and individuals under the First Home Owners Grant scheme).

Capital outlays include information for all bodies defined as reporting entities for the purpose of whole-of-Government financial reporting requirements, excluding Public Financial Corporations. Projects without a recorded total estimated cost are ongoing. The entities included in scope for the Capital Statement are listed in Appendix A.

The Capital Statement only provides details of projects being undertaken within Queensland.

CAPITAL CONTINGENCY

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-Government basis, there is likely to be underspending, resulting in a carryover of capital allocations.

Capital Statement 2011-12	121

APPENDIX C –

METHODOLOGY FOR ESTIMATING EMPLOYMENT

IMPACTS OF THE CAPITAL WORKS PROGRAM

It is estimated that the 2011-12 capital program will support approximately 93,000 full time jobs. This estimate is developed using methodology published by the Office of Economic and Statistical Research.

The estimate relates to employment supported rather than additional employment. In certain economic circumstances, such as when the economy is weak and unemployment is high, the additional employment generated by the capital program may be commensurate with employment supported. However, when the economy is strong and capacity constraints exist, it is likely that workers employed on State capital works program projects would be able to find employment elsewhere.

The capital works program consists of purchases of new non-financial assets and selected capital transfers by the State non-financial sector.

The estimate of the level of employment supported incorporates employment in the construction industry together with employment supported in the industries that supply goods and services to the construction industry and, in turn, the industries that supply these industries. For example, it includes employment on State construction projects together with employment supported in the ready mixed concrete industry which in turn supports employment in the quarry supplying sand to the ready mixed concrete industry. Land purchases are excluded as they represent a transfer of property title and are not associated with significant employment. Plant and equipment purchases are also excluded as much of it is imported.

The estimate is limited to measuring the contribution to employment made by expenditure on the capital works program. For this reason it does not measure what might be described as induced consumption effects, such as the effects of the income spent in retail and housing industries by workers employed on State construction projects.

To estimate the full-time equivalent employment supported by this program, data from the latest available Queensland Input-Output Table were used to estimate the contribution of the State capital works program to total employment in Queensland in a specific year.

This figure is then expressed in terms of full-time equivalents per million dollars spent and applied to the program at the aggregate level.

Over time, the number of full-time equivalents supported per million dollars spent will decline as construction prices (including labour) increase. Construction prices

122	Capital Statement 2011-12

have on average increased by 4.0 % per annum over the last thirteen years. The estimate is therefore adjusted for these observed movements and for projected movements in construction prices.

For the 2010-11 program onwards, the Office of Economic and Statistical Research has made a further adjustment to allow for movements in labour productivity. Labour productivity in the Queensland construction industry and the industries that supply goods and services to the construction industry have, on average, improved by 1.2 % per annum over the last 13 years.

When these price and labour productivity changes have been accounted for, each $1 million of the construction component of the capital works program is estimated to support employment of 6.70 full-time equivalents in 2011-12. The methodology used to determine the employment impacts of the Queensland State capital works program produces an estimate that is in the mid range of estimates produced by other state Treasuries.

Capital Statement 2011-12	123

By authority: S. C. Albury, Acting Government Printer, Queensland 2011

State Budget 2011–12

Capital Statement

Budget Paper No.3

www.budget.qld.gov.au

Queensland Government

State Budget 2011–12

Capital Statement

Budget Paper No.3

www.budget.qld.gov.au

State Budget 2011-12

Budget Measures

Budget Paper No.4

2011–12 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Budget Highlights

This suite of Budget Papers is similar to that published in 2010–11.

The Budget Papers are available online at www.budget.qld.gov.au

They can be purchased through the Queensland Government

Bookshop – individually or as a set – by phoning 1800 801 123 or at www.bookshop.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2011

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Measures

Budget Paper No.4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET

2011-12

BUDGET MEASURES

Budget Paper No. 4

1.	Overview	1

	Introduction	1

	Explanation of Scope and Terms	3

	Summary Tables	4

2.	Expense Measures	15

	Department of Communities	16

	Department of Community Safety	21

	Department of Education and Training	24

	Department of Employment, Economic Development and Innovation	26

	Department of Environment and Resource Management	30

	Department of Health	34

	Department of Justice and Attorney-General	35

	Department of Local Government and Planning	37

	Department of Police	40

	Department of Public Works	41

	Department of the Premier and Cabinet	43

	Department of Transport and Main Roads	47

	Electoral Commission of Queensland	51

	Legislative Assembly of Queensland	53

	Treasury Department	54

3.	Capital Measures	55

	Department of Communities	56

	Department of Community Safety	57

	Department of Education and Training	59

	Department of Employment, Economic Development and Innovation	60

	Department of Environment and Resource Management	61

	Department of Health	62

	Department of Justice and Attorney-General	63

	Department of Public Works	64

	Department of the Premier and Cabinet	65

	Department of Transport and Main Roads	66

	Electoral Commission of Queensland	69

	Treasury Department	70

4.	Revenue Measures	71

	Department of Environment and Resource Management	72

	Department of Transport and Main Roads	73

	Electoral Commission of Queensland	75

	Treasury Department	76

1.	OVERVIEW

FEATURES

—	This Budget Paper presents a consolidation of expense, capital and revenue measures reflecting decisions since the 2010-11 Budget.

—	The measures reflect the Government’s policy agenda, targeting improvement in key service delivery areas, assisting those most in need and responding to changes in the economic climate.

INTRODUCTION

The intention in producing this paper is to provide a consolidated view of the Government’s policy decisions with budgetary impacts made since the 2010-11 Budget. It complements other Budget Papers, in particular Budget Paper No. 2 – Budget Strategy and Outlook, Budget Paper No. 3 – Capital Statement and the Service Delivery Statements.

This paper includes only new policy decisions and does not detail the full amount of additional funding being provided to agencies to deliver services and infrastructure. For example, formula-driven changes in funding are not included.

For details on the total funding available to agencies, refer to agencies’ Service Delivery Statements.

Budget Measures 2011-12	1

Additional funding provided to agencies in response to the natural disasters of the summer of 2010-11 (Queensland Floods and Severe Tropical Cyclone Yasi) is largely covered under existing Natural Disaster Relief and Recovery Arrangements (NDRRA) with the Australian Government. As this is an established policy for dealing with natural disasters, this is not a new policy decision. As such, individual funding measures for restoration and rebuilding in response to these natural disasters have been excluded from this paper.

An overview of the total recovery and restoration expenditure effort in response to these disasters is outlined in Table 1 below. As previously announced, the State’s financial contribution will be funded from the proceeds of the long term lease of the Abbot Point Coal Terminal, which will be provided to the Queensland Reconstruction Authority.

Further details regarding the Government’s response to the natural disasters can be found in Budget Paper No. 2 – Budget Strategy and Outlook and the Budget Related Paper – Operation QUEENSLANDER – Rebuilding Queensland after the natural disasters of the summer of 2010-11.

Table 1 2010-11 Summer Floods and Cyclone Yasi Expenditure by Type[5]
	2010-11 $ million	2011-12 $ million	2012-13 $ million	2013-14 $ million	Total $ million
NDRRA Expenditure
State roads	193	900	900	900	2,894
Local Government assets	465	1,263	1,017	..	2,746	[1]
Other State assets	93	51	5	..	150
Payments and support services to individuals and communities	92	46	39	..	177	[2]
Small Business, Primary Producers and Non profit organisations – Grants	111	156	..	..	267
Small Business, Primary Producers and Non profit organisations – Loans	61	328	..	..	389
Other	26	22	..	..	48	[3]
Total	1,042	2,767	1,962	900	6,671
Non-NDRRA Expenditure	60	38	30	..	128	[4]
TOTAL COST	1,102	2,805	1,992	900	6,799

Notes:

1.     Includes $315 million Local Government Infrastructure Package and $15 million Cassowary Coast Support Package.

2.     Includes emergency assistance payments, Community Recovery Package, other Department of Communities costs (including counter disaster) and Mental Health Package.

3.     Includes other counter disaster cost estimates and $20 million Rural Resilience Fund.

4.     Includes non-NDRRA costs plus cyclone shelters.

5.     Numbers may not add due to rounding.

2	Budget Measures 2011-12

EXPLANATION OF SCOPE AND TERMS

The following is a description of the scope and terms applied in this document.

Scope

This document includes measures with the following features:

—

Sector. Only Queensland General Government sector agencies are included. Measures involving Government-owned Corporations or other Public Non-financial Corporation sector agencies are within scope if the measures are being funded directly by the General Government sector.

—	Timeframe. Measures based on decisions made since the release of the 2010-11 Budget (June 2010), including the 2011-12 Budget.

—

Type. Measures with budgetary impacts, in particular: (i) expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community; and (ii) revenue measures involving a significant change in revenue policy, including changes in tax rate.

Initiatives of a technical nature or non-policy based adjustments, such as parameter based funding adjustments, are not included as they do not reflect changes in government policy. The main focus is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

—	Materiality. Minor measures or measures with non-significant community impact are not included in the document.

Funding basis

Tables in this document are presented on a net funding basis.

—

Net funding refers to the impact of funding the measure has on appropriations from the Consolidated Fund or centrally held funds to the relevant General Government agency. It does not include funding directed to the measure from existing agency resources or other sources. Where the funding is provided from sources other than the Queensland Government, this is indicated in the text.

—

Amounts refer to additional funding being provided to agencies for a particular program or project, as a result of Government decisions since the 2010-11 Budget. This may differ to other Budget papers, such as Budget Paper No. 3 – Capital Statement, that may refer to total funding.

—	Amounts included in the tables relating to revenue measures represent the impact of the measure on Government revenue (with a positive amount representing additional revenue).

Budget Measures 2011-12	3

Table 2: Expense measures since the 2010-11 Budget

Expense measures up to and including 2010-11 MYFER	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Communities
Sleeman Sports Complex	4,000	..	..	..	..

Portfolio Total	4,000	..	..	..	..

Department of Community Safety
Queensland Ambulance Service Determination 2009	4,213	18,888	24,070	24,070	24,070

Portfolio Total	4,213	18,888	24,070	24,070	24,070

Department of Education and Training
Students with Disabilities—Teachers and Teacher Aides	7,500	15,700	15,700	15,700	15,700
School Transport Assistance—Students with Disabilities	2,000	2,969	4,480	6,389	8,042

Portfolio Total	9,500	18,669	20,180	22,089	23,742

Department of Employment, Economic Development and Innovation
AgForward Landholder Support Initiative	1,000	1,650	850	..	..
Collingwood Park Long Term Mine Subsidence Risk
Mitigation	3,216	..	..	..	..
Program Review and Consolidation	..	..	(40,000)	(40,000)	(20,000)
Solar Flagships Program	..	..	20,000	25,000	30,000

Portfolio Total	4,216	1,650	(19,150)	(15,000)	10,000

Department of Environment and Resource Management
Reforming Statutory Land Valuations in Queensland	1,934	5,064	5,064	5,064	5,064
Achieving Regional Water Security	..	2,430	2,450	1,980	2,090
Management of State Property Landholdings	1,220	2,170	2,170	2,170	2,170
CSG/LNG Industry Regulation—Establishment Costs	2,000	..	..	..	..
ClimateSmart Home Service[1]	14,000	..	..	..	..
Strategic Cropping Land	800	..	..	..	..

Portfolio Total	19,954	9,664	9,684	9,214	9,324

Department of Health
Queensland Health Payroll System	92,259	91,439	25,000	..	..
Queensland Children’s Hospital	425	10,800	3,135	..	..

Portfolio Total	92,684	102,239	28,135	..	..

Department of Justice and Attorney-General
Drink Safe Precinct Pilots[1]	2,161	2,106	..	..	..
Criminal Injury Compensation Unit Benefit Payments	11,000	..	..	..	..
SPER Initiatives	1,000	..	..	..	..

Portfolio Total	14,161	2,106	..	..	..

4	Budget Measures 2011-12

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Local Government and Planning
Growth Management Queensland[1]	1,530	1,530	1,530	1,530	1,530
Fire Safety Improvement Program	475	..	..	..	..
Regional Flood Mitigation Program	3,339	..	..	..	..

Portfolio Total	5,344	1,530	1,530	1,530	1,530

Department of Public Works
Decentralisation Initiative—Accommodation Projects[1]	1,260	1,260	..	..	..

Portfolio Total	1,260	1,260	..	..	..

Department of the Premier and Cabinet
Queensland Museum Redevelopment Project[1]	1,500	4,000	..	..	..
New Cairns Region Events	1,160	1,160	1,160	500	500
Securing Major Events[1]	2,800	..	..	..	..

Portfolio Total	5,460	5,160	1,160	500	500

Department of Transport and Main Roads
Transport Service Contract (Rail Infrastructure)	(30,356)	34,836	7,693	19,777	17,978
National Heavy Vehicle Regulator (NHVR) Project	1,679	1,766	961	..	..
Alcohol Ignition Interlock Program[1]	1,712	891	993	990	..
Port of Townsville Berth 10A	50,098	..	..	..	..
Savings on Traffic Management Initiatives	..	(5,360)	..	..	..

Portfolio Total	23,133	32,133	9,647	20,767	17,978

Treasury Department
Voluntary Separation Program	..	245,000	(175,000)	(175,000)	(175,000)
Additional Efficiency Dividend	..	..	..	(56,000)	(106,000)

Portfolio Total	..	245,000	(175,000)	(231,000)	(281,000)

Total impact on Expense up to and including MYFER	183,925	438,299	(99,744)	(167,830)	(193,856)

Budget Measures 2011-12	5

Expense measures since 2010-11 MYFER	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Communities
National Rental Affordability Scheme	2,289	12,557	21,999	26,463	29,922
Support for Young People with a Disability	..	7,360	7,360	7,360	7,360
Electricity Rebate and Electricity Life Support Concession	..	7,000	7,000	7,000	7,000
Pensioner Rates Subsidy	..	4,884	4,884	4,884	4,884
Accommodation Support for People with a Disability	..	4,340	4,340	4,340	4,340
Domestic and Family Violence Prevention	..	3,256	4,480	2,577	2,577
SEQ Pensioner Water Subsidy	..	2,840	2,840	2,840	2,840
Community Centre Infrastructure	..	2,000	1,000	..	..
Support for Rough Sleepers in Townsville	..	1,357	1,357	3,989	3,989
Youth Justice Initiative		1,300	1,300	..	..
Financial Counselling	45	580	535	..	..
Cape York Welfare Reform Trial		..	1,600	..	..

Portfolio Total	2,334	47,474	58,695	59,453	62,912

Department of Community Safety
Southern Queensland Correctional Precinct at Gatton	..	26,351	25,741	25,741	25,741
Lotus Glen Correctional Centre—Expanded Facility	..	16,035	25,338	28,658	28,658
Global Positioning System (GPS) Monitoring of Dangerous	..	..	..	..	..
Sex Offenders in the Community		2,182	3,478	3,950	4,100
Emergency Management Queensland Watch Desk Staff	272	1,087	1,087	1,087	1,087
Regional Disaster Planning Staff		887	887	887	887
Additional Resources for Natural Disaster Administration	270	587	517	363	363

Portfolio Total	542	47,129	57,048	60,686	60,836

Department of Education and Training
State School Investment Program	..	50,000	..	..	..
National Secondary Schools Computer Fund	..	15,000	15,000	15,000
A Flying Start	2,518	11,094	31,502	93,936	154,714
Stephanie Alexander Kitchen Gardens	..	1,820	..	..	..

Portfolio Total	2,518	77,914	46,502	108,936	154,714

Department of Employment, Economic Development and Innovation
Smart State—Investment in the Future	..	20,000	25,000	40,000	..
Red Imported Fire Ant Eradication Program	15,000	18,000	..	..	..
National Energy Reform Initiative	..	2,797	2,886	2,966	3,146
Tourism Industry Support Package	5,000	1,000	..	..	..
Skilling Queensland for a Brighter Future Campaign	1,451	967	..	..	..
Copperstring Project	..	..	..	..	..

Portfolio Total	21,451	42,764	27,886	42,966	3,146

6	Budget Measures 2011-12

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Environment and Resource Management
ClimateSmart Home Service[2]	..	34,500	11,500	..	..
QPWS Rangers	..	2,586	2,535	2,525	2,862
Queensland Water Commission	1,163	2,260	..	..	..
Native Title Legal Costs	..	1,000	1,000	1,000	1,000
Industry Waste Disposal Levy	..	(38,500)	..	..	..

Portfolio Total	1,163	1,846	15,035	3,525	3,862

Department of Health
National Partnership on Improving Mental Health	..	4,341	8,877	9,077	9,273

Portfolio Total	..	4,341	8,877	9,077	9,273

Department of Justice and Attorney-General
Drink Safe Precinct Pilots[2]	..	2,161	2,106	..	..
Additional Supreme Court Judge	569	1,216	1,211	1,211	1,211

Portfolio Total	569	3,377	3,317	1,211	1,211

Department of Local Government and Planning
Indigenous State Infrastructure Program	..	8,000	..	..	..
Building Revival Forum Outcomes	..	4,201	1,823	1,823	1,823
Smart eDA	..	2,000	2,000	..	..
Growth Management Queensland[2]	1,305	885	..	..	..

Portfolio Total	1,305	15,086	3,823	1,823	1,823

Department of Police
Prostitution Licensing Authority Operations	..	250	250	250	250

Portfolio Total	..	250	250	250	250

Department of Public Works
Rockhampton Riverbank Stage 2	..	4,000	4,000	..	..
QBuild Community Service Obligation	..	2,572	..	..	..
GovNet Operations	..	2,520	..	..	..
COAG Reform—IT Measures	344	1,461	..	..	..
Service Centres for Multi-Agency Counters	..	1,393	..	..	..
Decentralisation Initiative—Accommodation Projects[2]	(460)	1,000	2,560	14,700	10,200

Portfolio Total	(116)	12,946	6,560	14,700	10,200

Budget Measures 2011-12	7

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of the Premier and Cabinet
Securing Major Events[2]	..	15,000	20,000	24,000	24,000
Queensland Floods Commission of Inquiry	4,320	10,680	..	..	..
Office of the Queensland Parliamentary Counsel	..	3,486	3,297	2,226	2,245
Major Exhibitions	..	2,750	..	..	..
Backing Indigenous Arts	..	2,200	2,200	2,200	2,200
Visual Arts and Craft Strategy	..	1,300	1,300	1,300	1,300
Office of the Queensland Chief Scientist	..	1,000	1,000	1,000	1,000
Small to Medium Arts Program	..	1,000	1,000	1,000	1,000
Queensland Museum Redevelopment Project[2]	(900)	900	..	..	..
Premier’s Disaster Relief Appeal	10,000	..	..	..	..

Portfolio Total	13,420	38,316	28,797	31,726	31,745

Department of Transport and Main Roads
Road Safety	(31,926)	41,389	..	..	..
2011-12 TransLink Network Plan—125 Council Buses	..	9,935	21,969	21,640	21,744
Motorway Property Acquisitions	..	9,000	9,000	..	..
Toll Compliance	..	2,784	2,862	2,943	3,052
Alcohol Ignition Interlock Program[2]	..	..	..	..	1,062
Extension of Reef Vessel Tracking System (VTS)	..	..	817	1,205	1,190

Portfolio Total	(31,926)	63,108	34,648	25,788	27,048

Electoral Commission of Queensland
Electoral Reform Funding Payments	2,240	30,093	4,480	4,480	34,311
Local Government Elections	..	20,835	3,900	3,900	3,900
Funding and Disclosure Laws—Administration	..	3,200	3,200	3,200	3,200

Portfolio Total	2,240	54,128	11,580	11,580	41,411

Legislative Assembly of Queensland
Electorate Office Leasing and Training Costs	679	754	754	754	754

Portfolio Total	679	754	754	754	754

8	Budget Measures 2011-12

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Treasury Department
Queensland Building Boost Grant	..	140,000	..	..	..

Portfolio Total	..	140,000	..	..	..

Total impact on Expense since MYFER	14,179	549,433	303,772	372,475	409,185

Total impact on Expense since the 2010-11 Budget	198,104	987,732	204,028	204,645	215,329

Less Australian Government funding	11,179	13,607	9,838	9,077	9,273

Net of Measures funded by Australian Government	186,925	974,125	194,190	195,568	206,056

Notes:

1. Further funding for this initiative can be found in the Post Mid Year Fiscal and Economic Review section of this table.

2. Further funding for this initiative can be found in the Mid Year Fiscal and Economic Review section of this table.

Budget Measures 2011-12	9

Table 3: Capital measures since the 2010-11 Budget

Capital measures up to and including 2010-11 MYFER	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Community Safety
Southern Queensland Correctional Precinct Savings	..	..	(35,000)	..	..

Portfolio Total	..	..	(35,000)	..	..

Department of Employment, Economic Development and Innovation
Mareeba Airport Upgrade	30	13,366	..	..	..

Portfolio Total	30	13,366	..	..	..

Department of Environment and Resource Management
Reinvestment of SunWater Dividends	7,625	..	..	..	..

Portfolio Total	7,625	..	..	..	..

Department of Health
Queensland Children’s Hospital	19,758	13,189	2,843	..	..

Portfolio Total	19,758	13,189	2,843	..	..

Department of Justice and Attorney-General
Project Savings—Brisbane Supreme and District Court	..	..	(30,000)	..	..

Portfolio Total	..	..	(30,000)	..	..

Department of Public Works
Decentralisation Initiative—Accommodation Projects	2,200	51,600	61,100	157,100	61,000

Portfolio Total	2,200	51,600	61,100	157,100	61,000

Department of the Premier and Cabinet
Queensland Museum Priority Works	500	11,500	500	..	..

Portfolio Total	500	11,500	500	..	..

Department of Transport and Main Roads
Heavy Vehicle Safety and Productivity Program	4,500	4,400	..	..	..
Alcohol Ignition Interlock Program	3,389	..	..	..	..
Moreton Bay Rail Link	..	..	..	..	..
Thallon to Dirranbandi Transport Corridor Proposal	..	..	..	..	..
Savings on Congestion Management Initiatives	..	(4,640)	..	..	..
Project Savings—Darra to Springfield Transport Corridor	(25,000)	(81,600)	(18,000)	(25,400)	..

Portfolio Total	(17,111)	(81,840)	(18,000)	(25,400)	..

Total impact on Capital up to and including MYFER	13,002	7,815	(18,557)	131,700	61,000

10	Budget Measures 2011-12

Capital measures since 2010-11 MYFER	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Communities
Accommodation Services	..	2,500	2,500	..	..

Portfolio Total	..	2,500	2,500	..	..

Department of Community Safety
All Hazards Information Management and Other Projects	..	7,921	3,355	..	..
Additional Resources for Natural Disaster Administration	..	300	..	..	..

Portfolio Total	..	8,221	3,355	..	..

Department of Education and Training
A Flying Start	..	6,051	62,759	170,167	89,180

Portfolio Total	..	6,051	62,759	170,167	89,180

Department of Employment, Economic Development and Innovation
New Gold Coast Show Site	..	..	..	..	..

Portfolio Total	..	..	..	..	..

Department of Environment and Resource Management
Strategic Cropping Land	..	750	..	..	..
Land Acquisition for Connors River Dam	22,900	..	..	..	..

Portfolio Total	22,900	750	..	..	..

Department of Health
Regional Priority Round Funding	..	7,030	10,821	23,639	38,397

Portfolio Total	..	7,030	10,821	23,639	38,397

Department of Public Works
Refurbishment of Cairns Convention Centre	..	6,334	..	..	..
Government Employee Housing Security	..	1,000	..	..	..

Portfolio Total	..	7,334	..	..	..

Department of Transport and Main Roads
Cross River Rail—Hardship Acquisitions	..	35,000	35,000	..	..
Road Safety	..	11,000	..	..	..
Extension of Reef Vessel Tracking System (VTS)	..	1,000	1,359	..	..

Portfolio Total	..	47,000	36,359	..	..

Electoral Commission of Queensland
Funding and Disclosure Laws—Capital Costs	..	1,200	..	..	..
Local Government Elections	..	640	..	..	..

Portfolio Total	..	1,840	..	..	..

Budget Measures 2011-12	11

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Treasury Department
Royalties Collection—Integration into Revenue Management
System	..	1,500	..	..	..

Portfolio Total	..	1,500	..	..	..

Total impact on Capital since MYFER	22,900	82,226	115,794	193,806	127,577

Total impact on Capital since the 2010-11 Budget	35,902	90,041	97,237	325,506	188,577

Less Australian Government funding	4,500	11,430	10,821	23,639	38,397

Net of Measures funded by Australian Government	31,402	78,611	86,416	301,867	150,180

Notes:

1. Further funding for this initiative can be found in the Post Mid Year Fiscal and Economic Review section of this table.

2. Further funding for this initiative can be found in the Mid Year Fiscal and Economic Review section of this table.

12	Budget Measures 2011-12

Table 4: Revenue measures since the 2010-11 Budget

Revenue measures up to and including 2010-11 MYFER	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Transport and Main Roads
Alcohol Ignition Interlock Program—Cost Recovery	446	1,170	1,379	1,519	1,554

Portfolio Total	446	1,170	1,379	1,519	1,554

Treasury Department
Land Rich Duty—Land Holder Model—National
Harmonisation	..	30,000	30,000	30,000	30,000
Monthly Collections of Royalties	..	7,000	14,000	14,000	14,000

Portfolio Total	..	37,000	44,000	44,000	44,000

Total impact on Revenue up to and including MYFER	446	38,170	45,379	45,519	45,554

Budget Measures 2011-12	13

Revenue measures since 2010-11 MYFER	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Department of Environment and Resource Management
Strategic Cropping Land	..	..	..	..	..
Rental Cap for Island Tourism/Mainland Resort Leases	..	(770)	..	..	..
Industry Waste Disposal Levy	..	(41,000)	..	..	..

Portfolio Total	..	(41,770)	..	..	..

Department of Transport and Main Roads
Camera Detected Offence Program	(31,135)	20,772	..	..	..
Toll Compliance	..	7,371	7,556	7,744	7,938
Extension of Reef Vessel Tracking System (VTS)	..	1,089	(447)	1,279	3,078

Portfolio Total	(31,135)	29,232	7,109	9,023	11,016

Electoral Commission of Queensland
Local Government Elections—Cost Recovery	..	20,835	3,900	3,900	3,900

Portfolio Total	..	20,835	3,900	3,900	3,900

Treasury Department
Revisions to Transfer Duty	..	161,000	247,000	260,000	272,000
Land Tax—Capping of Land Values	..	(15,000)	..	..	..
Payroll Tax Rebate for Apprentices and Trainees	..	(15,000)	..	..	..
Abolition of the Community Ambulance Cover Levy	..	(139,382)	(175,068)	(186,447)	(198,566)

Portfolio Total	..	(8,382)	71,932	73,553	73,434

Total impact on Revenue since MYFER	(31,135)	(85)	82,941	86,476	88,350

Total impact on Revenue since the 2010-11 Budget	(30,689)	38,085	128,320	131,995	133,904

14	Budget Measures 2011-12

2.	EXPENSE MEASURES

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken since the 2010-11 Budget. This does not represent the full amount of additional funding provided to agencies since the 2010-11 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Budget Measures 2011-12	15

Department of Communities

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

National Rental Affordability Scheme	2,289	12,557	21,999	26,463	29,922

By 2014-15, over 11,300 properties will be provided through investors receiving annual incentives over ten years ($93.2 million over five years) to invest in new affordable private rental dwellings across Queensland.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Support for Young People with a Disability	..	7,360	7,360	7,360	7,360

The Government will provide increased funding of $7.4 million per annum to expand support for young people with a disability leaving school or the child protection system and provide them with the skills and support needed to live as independently as possible in the community.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Electricity Rebate and Electricity Life Support Concession	..	7,000	7,000	7,000	7,000

The Government will provide additional funding of $7 million per annum to increase the Electricity Rebate and Electricity Life Support Concession Scheme by 6.6% in line with electricity price increases announced by the Queensland Competition Authority.

16	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Pensioner Rates Subsidy	..	4,884	4,884	4,884	4,884

The Government will provide an additional $4.9 million per annum to increase the maximum subsidy on council rates bills available to pensioners by $20 to $200 per annum.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Accommodation Support for People with a Disability	..	4,340	4,340	4,340	4,340

The Government will provide increased funding of $4.3 million per annum to expand long-term accommodation support options for people with a disability to support people to continue to live in their communities.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Domestic and Family Violence Prevention	..	3,256	4,480	2,577	2,577

The Government will provide increased funding of $12.9 million over four years to improve the safety and wellbeing of people affected by domestic and family violence, including: an extension of the Rockhampton Domestic and Family Violence trial; increased Indigenous domestic and family violence support services; and an expansion of the safety upgrades trial to additional locations across Queensland.

Budget Measures 2011-12	17

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

SEQ Pensioner Water Subsidy	..	2,840	2,840	2,840	2,840

The Government will provide an additional $2.8 million per annum to increase the South East Queensland Pensioner Water Subsidy to eligible Queenslanders on the South East Queensland Water Grid by $20 to $120 per annum.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Community Centre Infrastructure	..	2,000	1,000	..	..

The Government will provide additional funding of $3 million over two years for community centre infrastructure, including funding to support a one-off allocation to assist the expansion of the Men’s Shed initiative.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Support for Rough Sleepers in Townsville	..	1,357	1,357	3,989	3,989

The Government will provide additional funding of $10.7 million over four years and $3.8 million per annum from 2015-16 to address chronic homelessness and public intoxication in the Townsville Central Business District. The Australian Government will provide $2.4 million in 2011-12 and 2012-13 under the Homelessness National Partnership Agreement.

18	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Youth Justice Initiative	..	1,300	1,300	..	..

The Government will provide increased funding of $2.6 million over two years to increase bail support and provide enhanced supervision for young people facing the youth justice system.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Financial Counselling	45	580	535	..	..

The Government is providing additional funding of $1.2 million over three years to respond to the financial counselling needs of individuals and families in need of assistance with managing their finances.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Cape York Welfare Reform Trial	..	..	1,600	..	..

The Government will provide increased funding of $1.6 million in 2012-13 to assist with the continuation of the Cape York Welfare Reform Trial, subject to the outcomes of community consultation and a final decision about extending the Trial. The Trial is underway in the communities of Aurukun, Coen, Hope Vale and Mossman Gorge.

Budget Measures 2011-12	19

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Sleeman Sports Complex	4,000	..	..	..	..

As announced in December 2010, the Government has provided $2 million in 2010-11 for the construction of an aerial skiing (and associated sports) training facility at the Sleeman Sports Complex. The Australian Government will contribute $2 million towards the facility.

20	Budget Measures 2011-12

Department of Community Safety

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Southern Queensland Correctional Precinct at Gatton	..	26,351	25,741	25,741	25,741

The Government will provide funding of $26.4 million in 2011-12 and $25.7 million per annum from 2012-13 for the operation and maintenance of the Southern Queensland Correctional Precinct at Gatton, scheduled to open during 2012.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Queensland Ambulance Service Determination 2009	4,213	18,888	24,070	24,070	24,070

The Government is providing additional funding of $95.3 million over five years and $24.1 million ongoing to fund the outcome of the Queensland Industrial Relations Commission arbitration hearing in relation to the Queensland Ambulance Service Determination 2009. This includes $33.6 million over five years to support increased wages for Queensland Health authorised ambulance transports.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Lotus Glen Correctional Centre—Expanded Facility	..	16,035	25,338	28,658	28,658

The Government will provide additional funding of $98.7 million over four years and $28.7 million ongoing to fund the commissioning and operation of the Lotus Glen Correctional Centre expansion and redevelopment. The expansion and redevelopment will address the increasing prison population in Far North Queensland.

Budget Measures 2011-12	21

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Global Positioning System (GPS) Monitoring of Dangerous Sex Offenders in the Community	..	2,182	3,478	3,950	4,100

The Government will provide additional funding of $9.6 million over three years and $4.1 million per annum from 2014-15 to introduce GPS technology to monitor and track the movement of offenders on continuing supervision orders under the Dangerous Prisoners (Sexual Offenders) Act 2003.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Emergency Management Queensland Watch Desk Staff	272	1,087	1,087	1,087	1,087

The Government is providing additional funding of $4.6 million over five years and $1.1 million ongoing for additional staff to perform the watch desk function within the State Disaster Coordination Centre to enhance coordination of information for disaster events.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Regional Disaster Planning Staff	..	887	887	887	887

The Government will provide additional funding of $3.6 million over four years and $0.89 million ongoing for an additional seven regional disaster planning staff to support the critical work of preparing for and recovering from disaster events.

22	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Additional Resources for Natural Disaster Administration	270	587	517	363	363

The Government is providing additional funding of $2.1 million over five years and $0.36 million ongoing for additional resources to strengthen Natural Disaster Relief and Recovery Arrangements claims processing, reporting and compliance requirements. The capital component of this initiative can be found in Chapter 3 Capital Measures.

Budget Measures 2011-12	23

Department of Education and Training

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

State School Investment Program	..	50,000	..	..	..

The Government will provide additional funding of $50 million in 2011-12 to further address upgrade and maintenance priorities in state schools.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Students with Disabilities—Teachers and Teacher Aides	7,500	15,700	15,700	15,700	15,700

The Government is providing additional funding of $7.5 million in 2010-11 and $15.7 million per annum from 2011-12 to support the provision of more teachers and teacher aides for students with disabilities. Under this initiative, each of the Department of Education and Training regions will use data to determine the effective deployment of additional staffing to primary and secondary state schools to maximise the learning outcomes of students with disabilities.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

National Secondary Schools Computer Fund	..	15,000	15,000	15,000	..

The Government will provide additional funding of $45 million over three years to supplement the $265 million Digital Education Revolution funding provided by the Australian Government to ensure that every Year 9 to Year 12 student has access to a school computer. The funding will be utilised on the areas of service support, software licensing, operational infrastructure and network equipment.

24	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

A Flying Start	2,518	11,094	31,502	93,936	154,714

The Government is providing additional funding of $293.8 million over five years to implement the Flying Start suite of initiatives, including funding of $81.3 million to the non-government school sector in the form of capital assistance. Initiatives include supporting the role of parents and carers in developing early literacy, introducing year 7 as the first year of secondary schooling commencing from 2015 and establishing a single independent education standards authority for all Queensland schools. The capital component of this initiative can be found in Chapter 3 Capital measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

School Transport Assistance—Students with Disabilities	2,000	2,969	4,480	6,389	8,042

The Government is providing additional funding of $15.8 million over four years and $8 million per annum from 2014-15 to ensure appropriate assistance continues to be given to students whose disabilities necessitate transport to and from school by a means that takes account of their disabilities. This initiative will benefit students to attend the nearest school with a specialised program in the area of the student’s disabilities.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Stephanie Alexander Kitchen Gardens	..	1,820	..	..	..

The Government will provide additional funding of $1.8 million to expand the Stephanie Alexander Kitchen Gardens program in Queensland primary schools. This funding will allow the program to be run in a further 25 schools, doubling the number of schools currently running the program in Queensland.

Budget Measures 2011-12	25

Department of Employment, Economic Development and Innovation

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Smart State—Investment in the Future	..	20,000	25,000	40,000	..

The Government will provide additional funding of $85 million over three years for the Smart State—Investment in the Future initiative. The department is also allocating $15 million over three years towards the initiative, taking the total funding to $100 million. The initiative will sustain Queensland’s competitive advantage in research and development and build on Queensland’s substantial investment in Smart State.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Red Imported Fire Ant Eradication Program	15,000	18,000	..	..	..

The National Fire Ant Eradication Program ($30 million over two years) is funded through a National Cost Sharing Agreement (NCSA). Under the NCSA, which extends to 30 June 2012, the Australian Government will provide 50% of funding ($15 million over two years), with states and territories providing the remaining 50% of funding on a per capita basis ($15 million over two years). Queensland’s share under the NCSA is $2.8 million over two years. The Government has provided additional funding of $3 million in 2011-12, in addition to funding of $3 million already provided in 2010-11, and the department has also internally reallocated up to $6 million over two years, in excess of the State’s share of the NCSA, to meet increased effort in eradicating fire ants in Queensland. This brings the total program funding up to $42 million over two years.

26	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

National Energy Reform Initiative	..	2,797	2,886	2,966	3,146

The Government will provide increased funding of $8.6 million over three years and $3.1 million per annum from 2014-15 for the State’s commitment under the new agreement to national energy reform initiatives, which include the Australian Energy Market Commission, the National Framework for Energy Efficiency and National Energy Market Reform.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

AgForward Landholder Support Initiative	1,000	1,650	850	..	..

The Government is providing additional funding of $3.5 million over three years to deliver a support program to landholders impacted by the gas extraction industry. The program is designed to assist and support landholders to negotiate successful Conduct and Compensation Agreements with coal seam gas companies. The program is to be provided by AgForce Queensland.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Tourism Industry Support Package	5,000	1,000	..	..	..

The Government has provided additional funding of $5 million in 2010-11 for a program of targeted domestic and international marketing activities to promote the Queensland tourism industry. An additional $ 1 million has also been reallocated internally by the department in 2010-11 for a tourism industry resilience package. The Australian Government has also provided $6 million in 2010-11 towards these activities. The Government will also provide additional funding of $1 million in 2011-12 to enable the department to work with Tourism Queensland to deliver a new program designed to enhance the capability of tourism operators in a rapidly changing global market.

Budget Measures 2011-12	27

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Skilling Queensland for a Brighter Future Campaign	1,451	967	..	..	..

The Government is providing increased funding of $2.4 million over two years for the Opportunities—Skilling for Brighter Futures campaign. This will increase awareness of the skilling and employment opportunities that industries are creating in regional Queensland to encourage young Queenslanders to obtain the necessary skills to work in these areas in the future. This campaign complements Phase 1 which was implemented in 2010.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Collingwood Park Long Term Mine Subsidence Risk Mitigation	3,216	..	..	..	..

The Government has provided increased funding of $3.2 million to undertake a trial to investigate the feasibility of implementing a mine filling program in Collingwood Park.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Copperstring Project	..	..	..	..	..

The Government has approved additional contingency funding of up to $7.5 million, subject to a commitment of equal proportion of cash funding from major customers, to underwrite the Copperstring Project feasibility study. The Copperstring Project involves the construction of a transmission line of approximately 1,000 kilometres from Townsville to Mount Isa. The Government’s total funding obligation, if the project does not proceed, payable under certain circumstances, is $11.5 million.

28	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Program Review and Consolidation	..	..	(40,000)	(40,000)	(20,000)

As noted in the Mid Year Fiscal and Economic Review, the department will deliver annual program savings of $20 million from 2012-13. In addition, currently uncommitted program funding of $20 million in 2012-13 and 2013-14 will be returned to the budget.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Solar Flagships Program	..	..	20,000	25,000	30,000

The Government will provide additional funding of up to $75 million for co-investment under the Australian Government’s Solar Flagships Program.

Budget Measures 2011-12	29

Department of Environment and Resource Management

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

ClimateSmart Home Service	14,000	34,500	11,500	..	..

The Government is providing additional funding of $60 million over three years to extend the ClimateSmart Home Service from January 2011 to December 2012. This service is estimated to assist households to reduce their annual electricity bill by up to $480 and annual CO2 equivalent emissions by up to 2.5 tonnes, contributing to a State-wide effort to reduce greenhouse gas emissions. Over the life of the program, the ClimateSmart Home Service is expected to assist up to 430,000 households in Queensland (almost one in every 4 homes).

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Reforming Statutory Land Valuations in Queensland	1,934	5,064	5,064	5,064	5,064

The Government is providing additional funding of $1.9 million in 2010-11 and $5.1 million per annum from 2011-12 to deliver 1.6 million valuations annually and to create and operate the Office of the Valuer-General as part of reforms to the land valuation process. The Office of the Valuer-General will implement quality assurance activities for annual valuations, provide a centralised objection process and support the functions of a peer review panel.

30	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

QPWS Rangers	..	2,586	2,535	2,525	2,862

The Government will provide additional funding of $10.5 million over four years to fund additional Queensland Parks and Wildlife Service rangers and to assist in the management of the National Park Estate.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Achieving Regional Water Security	..	2,430	2,450	1,980	2,090

The Government will provide additional funding of $12.2 million over five years (including $3.3 million in 2015-16) to deliver programs aimed at improving water security for areas outside South East Queensland.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Queensland Water Commission	1,163	2,260	..	..	..

The Government is providing increased funding of $3.4 million over two years to the independent Queensland Water Commission to provide sound evidence-based advice on management of coal seam gas extraction on underground water resources.

Budget Measures 2011-12	31

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Management of State Property Landholdings	1,220	2,170	2,170	2,170	2,170

The Government is providing additional funding of $9.9 million over five years and $2.2 million ongoing ($1.5 million to the department and $0.67 million to the Department of Employment, Economic Development and Innovation) to implement a new framework for strategic planning and management of whole-of-Government property dealings. This initiative will also deliver an accelerated program of allocating unallocated State land to various tenures and/or delivering land to the market for its most appropriate use and tenure.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Native Title Legal Costs	..	1,000	1,000	1,000	1,000

The Government will provide additional funding of $1 million per annum to the department to continue its whole-of-Government role of representing the State in native title litigation before the Federal Court. This is in recognition of the increasing legal costs associated with the role.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

CSG/LNG Industry Regulation—Establishment Costs	2,000	..	..	..	..

The Government has provided establishment funding of $2 million in 2010-11 to proactively regulate the rapidly growing coal seam gas (CSG) and liquefied natural gas (LNG) industries through close monitoring and auditing by the LNG Enforcement Unit.

32	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Strategic Cropping Land	800	..	..	..	..

The Government will implement the strategic cropping land policy framework to protect Queensland’s best cropping land resource. This includes the finalisation and implementation of new legislation and a new State Planning Policy aimed at identifying, conserving and managing strategic cropping land. This includes additional funding of $0.8 million in 2010-11 with operating funding requirements beyond 1 July 2011 to be generated through user charges, subject to the finalisation of details of the regulatory framework. The capital and revenue components of this initiative can be found in Chapter 3 Capital Measures and Chapter 4 Revenue Measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Industry Waste Disposal Levy	..	(38,500)	..	..	..

The Government has deferred the introduction of the Industry Waste Disposal Levy to 1 December 2011 to allow local governments to recover from the 2010 and 2011 natural disasters. This delay will result in funding available from the levy being revised down with a commensurate reduction in the amounts available to the various funds established as part of the levy. The levy applies to industrial, commercial, construction and demolition waste taken to landfill in designated areas. The monies collected in 2011-12 will be allocated across three funds:

—	Waste Avoidance & Resource Efficiency Fund—$35.8 million;

—	Local Government Sustainable Future Fund—$10 million; and

—	Acquisition related programs—$8.1 million.

The revenue component of this initiative can be found in Chapter 4 Revenue Measures.

Budget Measures 2011-12	33

Department of Health

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Queensland Health Payroll System	92,259	91,439	25,000	..	..

As announced in the Mid Year Fiscal and Economic Review, the Government is providing additional funding of $208.7 million over three years to fund improvements to the Queensland Health payroll system.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Queensland Children’s Hospital	425	10,800	3,135	..	..

The Government has allocated funding of $14.4 million over three years to enter into an agreement with Telstra to vacate the South Brisbane telephone exchange which is currently located on the same site as the new Queensland Children’s Hospital. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

National Partnership on Improving Mental Health	..	4,341	8,877	9,077	9,273

The Australian Government has allocated indicative funding of $31.6 million over four years to enhance mental health services including accommodation, emergency departments and community based crisis support. The final funding allocation is subject to negotiation on a National Partnership Agreement and participation in a competitive tendering process.

34	Budget Measures 2011-12

Department of Justice and Attorney-General

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Drink Safe Precinct Pilots	2,161	4,267	2,106	..	..

The Government is providing $8.5 million over three years for the Drink Safe Precinct Pilots ($6.3 million to the Queensland Police Service and $2.2 million to the Department of Communities), as part of the Government’s response to the Parliamentary Committee report on alcohol-related violence. The Pilots commenced in December 2010 in Fortitude Valley, Surfers Paradise and Townsville.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Additional Supreme Court Judge	569	1,216	1,211	1,211	1,211

As announced in February 2011, the Government is providing additional funding of $0.57 million for 2010-11 and funding of $1.2 million per annum from 2011-12 to support workload management for the Supreme Court. This is part of the Government’s commitment to ensuring Queensland courts are properly resourced and able to manage workloads efficiently and within acceptable timeframes.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Criminal Injury Compensation Unit Benefit Payments	11,000	..	..	..	..

The Government has provided additional funding of $11 million in 2010-11 for the Criminal Injury Compensation Unit Benefit Payments Scheme. Payments under this scheme are compensation to victims and their families in relation to an indictable offence where they incur physical or mental injuries, as well as assistance to families of victims of homicide.

Budget Measures 2011-12	35

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

SPER Initiatives	1,000	..	..	..	..

The Government has provided additional funding of $1 million in 2010-11 to the State Penalties Enforcement Registry (SPER) for the continuation of initiatives aimed at the collection of SPER debts.

36	Budget Measures 2011-12

Department of Local Government and Planning

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Indigenous State Infrastructure Program	..	8,000	..	..	..

The Government will provide increased funding of $8 million in 2011-12 for the Indigenous State Infrastructure Program (ISIP). ISIP is a joint Queensland and Australian Government program that provides environmental infrastructure in the Torres Strait Island and Northern Peninsular Area, including water supply, sewerage, waste management, drainage systems and coastal management.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Building Revival Forum Outcomes	..	4,201	1,823	1,823	1,823

On 12 April 2011, the Premier and Minister for Reconstruction convened the Building Revival Forum. The Forum brought together representatives from industry and Government to discuss current challenges and identify potential solutions to weakness in the building industry. The Government will provide additional funding of $4.2 million in 2011-12 and $1.8 million per annum from 2012-13 for a number of initiatives arising from the Forum, including:

•	the establishment of a Major Projects Office in the department to ensure the timely progression of major commercial projects through planning and approval processes;
•

subject to consideration by Government of a final business case, implementation of the Council of Mayors (SEQ) and LGAQ’s Development Assessment Process Reform Program, extending the “Target 5 Days” benefits of reduced development approval time frames and lower holding costs to larger subdivisions and associated operational works; and

•	further investigation of proposals relating to alternative dispute resolution and greater use of self certification for operational works.

Budget Measures 2011-12	37

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Growth Management Queensland	2,835	2,415	1,530	1,530	1,530

The Government is providing additional funding of $5.3 million over two years and $1.5 million per annum from 2012-13 for Growth Management Queensland to lead the Government’s growth management agenda including its community engagement strategy.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Smart eDA	..	2,000	2,000	..	..

The Government will provide increased funding of $4 million over two years to support the Smart electronic Development Assessment system, which is an intuitive internet based service for preparing, lodging and tracking development applications.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Fire Safety Improvement Program	475	..	..	..	..

The Government has provided increased funding of $0.48 million in 2010-11 for the Fire Safety Improvement Program for existing residential care buildings. The aim of the improvement program is to protect residents of these buildings by reducing the risk of fire tragedy.

38	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Regional Flood Mitigation Program	3,339	..	..	..	..

The Government has provided increased funding of $3.3 million in 2010-11 to complete projects initiated under the former Regional Flood Mitigation Program (RFMP). The RFMP was a joint Australian and State Government program which is now incorporated into the Australian Government’s Natural Disaster Resilience Program. Projects funded under the RFMP included flood warning systems, raising houses and flood proofing buildings.

Budget Measures 2011-12	39

Department of Police

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Prostitution Licensing Authority Operations	..	250	250	250	250

The Government will provide an additional $0.25 million per annum to the Prostitution Licensing Authority to ensure the Authority can continue to facilitate an effective and efficient brothel licensing regime and promote health and safety in the industry.

40	Budget Measures 2011-12

Department of Public Works

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Rockhampton Riverbank Stage 2	..	4,000	4,000	..	..

The Government will provide increased funding of $8 million over two years for the Rockhampton Riverbank Stage 2 project. This funding includes $2 million for enhancements to the swimming facility, with the remaining amount to be directed towards a number of additional public amenity improvements to both the north and south side of the Fitzroy River. It will also include a memorial to Rockhampton’s Victoria Cross recipient, Private John Leak.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

QBuild Community Service Obligation	..	2,572	..	..	..

The Government will provide additional funding of $2.6 million to QBuild for the apprentice training program to support apprentices employed in excess of the industry standard of apprentice to tradesperson ratio.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

GovNet Operations	..	2,520	..	..	..

The Government will provide additional funding of $2.5 million to CITEC for the support of the core operations of GovNet which is a whole-of-Government portal for government agencies which enables service delivery to the community.

Budget Measures 2011-12	41

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Decentralisation Initiative—Accommodation Projects	800	2,260	2,560	14,700	10,200

The Government is providing additional funding of $30.5 million over five years to fund operating costs associated with the delivery of new office space as part of the Decentralisation Initiative. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

COAG Reform—IT Measures	344	1,461	..	..	..

The Government is providing additional funding of $1.8 million over two years towards work on connecting relevant agency business systems to national systems supporting the delivery of the Council of Australian Governments’ Seamless National Economy reforms.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Service Centres for Multi—Agency Counters	..	1,393	..	..	..

The Government will provide additional funding of $ 1.4 million for Queensland Government Service Centres to establish integrated service counters to offer seamless services to customers in urban, regional, and remote areas of Queensland. Three pilot sites in the Brisbane CBD, Cairns and Maroochydore will initially provide services on behalf of the Department of Communities, the Office of State Revenue, the Office of Fair Trading and the Office of Liquor and Gaming Regulation.

42	Budget Measures 2011-12

Department of the Premier and Cabinet

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Securing Major Events	2,800	15,000	20,000	24,000	24,000

The Government is providing increased funding of $85.8 million over five years to Events Queensland Pty Ltd to attract and support a range of major events of economic and social importance to Queensland.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Queensland Floods Commission of Inquiry	4,320	10,680	..	..	..

The Government is providing additional funding of $15 million over two years to the Queensland Floods Commission of Inquiry. The commission will undertake an open and independent inquiry into the 2010-11 floods, including preparation and planning across all levels of government and the response by emergency services and the community.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Queensland Museum Redevelopment Project	600	4,900	..	..	..

The Government is providing additional funding of $5.5 million over two years, in preparation for the Queensland Museum’s 150th anniversary celebrations in 2012, towards exhibition renewal and enlivening of Queensland Museum South Bank and commercial activation strategies across all Queensland Museum campuses.

Budget Measures 2011-12	43

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Office of the Queensland Parliamentary Counsel	..	3,486	3,297	2,226	2,245

The Government will provide increased funding of $9 million over three years and $2.2 million per annum from 2014-15 to ensure the continued provision of quality legislative drafting services for Queensland and to implement eLegislation, an initiative which will enhance public access to legislation.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Major Exhibitions	..	2,750	..	..	..

The Government will provide increased funding of $2.8 million to the Queensland Art Gallery to secure future major exhibitions and to deliver exhibitions at the Gallery of Modern Art. This brings total funding for the program to $16.8 million.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Backing Indigenous Arts	..	2,200	2,200	2,200	2,200

The Government will provide increased funding of $8.8 million over four years for the continuation of the Backing Indigenous Arts initiative to develop Aboriginal and Torres Strait Islander arts in Queensland. This brings total funding of the program to $13.2 million.

44	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Visual Arts and Craft Strategy	..	1,300	1,300	1,300	1,300

The Government will provide increased funding of $5.2 million over four years for the continuation of the Visual Arts and Craft Strategy. The Australian Government will provide matched funding of $5.2 million to be delivered through its programs in Queensland as part of a bilateral agreement.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

New Cairns Region Events	1,160	1,160	1,160	500	500

The Government is providing additional funding of $4.5 million over five years to support two new Cairns based sporting events. As announced in September 2010, funding will be provided over three years as a contribution towards an annual AFL Premiership Season Match at Cazaly’s Stadium. As announced in October 2010, funding will also be provided over five years for a Multi-sport Festival which will feature a “Challenge” Iron Man Triathlon, a Charity Fun Run, a Community Concert and two extreme events.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014 -15 $’000

Small to Medium Arts Program	..	1,000	1,000	1,000	1,000

The Government will provide increased funding of $4 million over four years for Queensland’s small-to-medium arts sector, recognising the vital importance of this sector as the engine room for innovation and creativity.

Budget Measures 2011-12	45

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Office of the Queensland Chief Scientist	..	1,000	1,000	1,000	1,000

The Government will provide increased funding of $4 million over four years to the Office of the Queensland Chief Scientist to provide strategic advice to Government on how to maximise its investment in research in order to facilitate its Q2 ambitions and to lead the Standing Committee of the Smart State and the R&D Queensland Committee.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Premier’s Disaster Relief Appeal	10,000	..	..	..	..

The Government has provided additional funding of $10 million in 2010-11 as a contribution to the Premier’s Disaster Relief Appeal Fund to assist Queenslanders affected by the 2010-11 floods and Severe Tropical Cyclone Yasi.

46	Budget Measures 2011-12

Department of Transport and Main Roads

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Road Safety	(31,926)	41,389	..	..	..

As a result of positive changes in driver behaviour, revenue and consequent expenditure through the Camera Detected Offence Program were reduced in 2010-11. In 2011-12 the Government will provide additional funding of $41.4 million for the Road Safety Public Education Program, the Safer Roads Sooner package, the roll-out of digital cameras and operational and administrative costs of the program. The capital and revenue components of this initiative can be found in Chapter 3 Capital Measures and Chapter 4 Revenue Measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Transport Service Contract (Rail Infrastructure)	(30,356)	34,836	7,693	19,777	17,978

The Government will provide additional funding of $49.9 million over five years to meet the current Transport Service Contract (Rail Infrastructure) requirements. This includes a reprofiling of existing funding across the forward estimates period.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

2011-12 TransLink Network Plan—125 Council Buses	..	9,935	21,969	21,640	21,744

The Government will provide additional funding of $75.3 million over four years to provide the TransLink Transit Authority with the ability to fund 125 buses in 2011-12 for the Brisbane City Council for growth and replacements, as well as for services that are co-funded with regional councils throughout South East Queensland.

Budget Measures 2011-12	47

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Motorway Property Acquisitions	..	9,000	9,000	..	..

The Government will provide additional funding of $18 million over two years for motorway property acquisitions for future upgrades.
	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Toll Compliance	..	2,784	2,862	2,943	3,052

The Government will provide increased funding of $11.6 million over four years ($7.3 million to the department and $4.3 million to the State Penalties Enforcement Registry) to undertake the penalty infringement process for customers who do not respond to the Notice of Demand letters issued by the toll road operator. The revenue component of this initiative can be found in Chapter 4 Revenue Measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

National Heavy Vehicle Regulator (NHVR) Project	1,679	1,766	961	..	..

The Australian Government is providing funding of $4.4 million over three years as its contribution for Queensland to be the host jurisdiction of the National Heavy Vehicle Regulator. This funding, together with $1.5 million in reallocated departmental funding and $6.7 million from other jurisdictions, will help Queensland establish the NHVR Project Office, lead implementation of the NHVR and pass the National Heavy Vehicle Regulator Act and related National Heavy Vehicle Laws.

48	Budget Measures 2011-12

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Alcohol Ignition Interlock Program	1,712	891	993	990	1,062

The Government is providing additional funding of $5.6 million over five years to fund the department, the Department of Justice and Attorney-General and the Queensland Police Service for the development and implementation costs and ongoing operational expenditure of Queensland’s Alcohol Ignition Interlock program. The capital and revenue components of this initiative can be found in Chapter 3 Capital Measures and Chapter 4 Revenue Measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Extension of Reef Vessel Tracking System (VTS)	..	..	817	1,205	1,190

The Government will provide additional funding of $3.2 million over three years for the extension of the Reef VTS to cover the southern portion of the Great Barrier Reef Marine Park. This is in response to the recommendation from the inquiry report into the grounding of the Shen Neng in 2010. The capital and revenue components of this initiative can be found in Chapter 3 Capital Measures and Chapter 4 Revenue Measures.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Port of Townsville Berth 10A	50,098	..	..	..	..

As announced in the Mid Year Fiscal and Economic Review, the Government has provided additional funding of $50.1 million in 2010-11 as the State’s contribution to the redevelopment of the Townsville Cruise and Military Ship Terminal to accommodate the Royal Australian Navy and cruise vessels. This allocation is supported by $34 million in Australian Government funding, $10 million in Port of Townsville Limited funding and $4.8 million in Townsville City Council funding.

Budget Measures 2011-12	49

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Savings on Traffic Management Initiatives	..	(5,360)	..	..	..

The congestion management program of $120 million over four years will provide savings of $10 million in 2011-12 ($5.4 million expense and $4.6 million capital), principally due to savings in the implementation of the enterprise Intelligent Transport System that manages traffic operations on motorways and surface streets. The capital component of this initiative can be found in Chapter 3 Capital Measures.

50	Budget Measures 2011-12

Electoral Commission of Queensland

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Electoral Reform Funding Payments	2,240	30,093	4,480	4,480	34,311

The Government is providing additional funding of $75.6 million over five years under the Electoral Reform and Accountability Act 2011 (the Act) for election funding of registered political parties and candidates for State electoral events scheduled to occur in 2011-12 and 2014-15. The Act reformed provisions about political donations, election campaign expenditure and funding for state elections. To balance the effects of capping electoral donations and expenditure, the Act provides for increased public funding to political parties and candidates for elections and administrative funding for political parties and independent members.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Local Government Elections	..	20,835	3,900	3,900	3,900

The Government will provide funding of $20.8 million in 2011-12 and $3.9 million per annum from 2012-13 for the establishment and operation of a local government work unit, which will administer local government elections and by-elections, and for the conduct of the quadrennial local government elections to be held in March 2012. The costs of the unit and all local government elections will be recovered from the local governments and returned to the Government as administered receipts. The capital and revenue components of this initiative can be found in Chapter 3 Capital Measures and Chapter 4 Revenue Measures.

Budget Measures 2011-12	51

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Funding and Disclosure Laws—Administration	..	3,200	3,200	3,200	3,200

The Government will provide additional funding of $3.2 million per annum for the administration of the new funding and disclosure provisions for State and local government elections arising from the Government’s electoral reforms.

52	Budget Measures 2011-12

Legislative Assembly of Queensland

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Electorate Office Leasing and Training Costs	679	754	754	754	754

The Government is providing additional funding of $3.7 million over five years and $0.75 million ongoing to meet commercial property leasing costs directly associated with Members’ electorate offices and a new training and development program for electorate office staff.

Budget Measures 2011-12	53

Treasury Department

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Voluntary Separation Program	..	245,000	(175,000)	(175,000)	(175,000)

The Government has announced a program of voluntary separations from non-frontline service delivery areas over the period 2011-12 to 2012-13. It is estimated 3,500 public servants will depart under this scheme, delivering net savings to the Budget of $175 million per annum from 2012-13.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Queensland Building Boost Grant	..	140,000	..	..	..

In order to assist recovery in the housing construction sector, the Government will provide a temporary $10,000 grant towards the construction or purchase of a new home for six months commencing 1 August 2011. The grant will be available for all purchasers, including first homebuyers, other home buyers and investors, for houses or units valued at up to $600,000. This measure is expected to provide $140 million in assistance to purchasers of new residential property and the housing construction sector.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Additional Efficiency Dividend	..	..	..	(56,000)	(106,000)

As announced in the Mid Year Fiscal and Economic Review, the Government will increase the existing efficiency dividend by an additional $56 million in 2013-14 and $106 million in 2014-15, bringing the total efficiency dividend at a whole-of-Government level to $500 million. The additional efficiency dividend has been allocated across agencies.

54	Budget Measures 2011-12

3. CAPITAL MEASURES

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken since the 2010-11 Budget. This does not represent the full amount of additional funding provided to agencies since the 2010-11 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Budget Measures 2011-12	55

Department of Communities

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Accommodation Services	..	2,500	2,500	..	..

The Government will provide additional funding of $5 million over two years to purchase land for disability and community care services in the Far North Queensland, North Queensland and Brisbane regions.

56	Budget Measures 2011-12

Department of Community Safety

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

All Hazards Information Management and Other Projects	..	7,921	3,355	..	..

The Government will provide additional funding of $11.3 million over two years for a number of priority projects, including an All Hazards Information Management Program. The All Hazards Information Management Program will provide accessible, relevant and up to date information to support decision making across stakeholder groups and enhance situational awareness during disasters.

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Additional Resources for Natural Disaster Administration	..	300	..	..	..

The Government will provide additional funding of $0.3 million for a database to strengthen Natural Disaster Relief and Recovery Arrangements claims processing, reporting, data capture and analysis. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Budget Measures 2011-12	57

	2010-11 $’000	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000

Southern Queensland Correctional Precinct Savings	..	..	(35,000)	..	..

The Government has identified $215 million in savings due to a review of the capital program which has identified that some project contingency and escalation costs are no longer required. The department is contributing $35 million from the Southern Queensland Correctional Precinct savings. An additional $35 million in capital savings from the Southern Queensland Correctional Precinct will be reallocated by the department for the Arthur Gorrie Correctional Centre cell upgrade program and the expansion of the women’s low security facility at the Numinbah Correctional Centre.

58	Budget Measures 2011-12

Department of Education and Training

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

A Flying Start	..	6,051	62,759	170,167	89,180

The Government will provide additional capital funding totalling $328.2 million over four years from 2011-12 to implement the Flying Start suite of initiatives which introduces Year 7 as the first year of secondary schooling commencing from 2015. A further $81.3 million in capital assistance will be provided to the non-government school sector. This is included in the expense component of this initiative which can be found in Chapter 2 Expense Measures.

Budget Measures 2011-12	59

Department of Employment, Economic Development and Innovation

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Mareeba Airport Upgrade	30	13,366	..	..	..

The Government is providing additional funding of up to $13.4 million over two years to support the Tablelands Regional Council with the design and upgrade of the Mareeba Airport to provide capability for regional training and general aviation maintenance.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

New Gold Coast Show Site	..	..	..	..	..

The Government has set aside $50 million over two years commencing 2012-13 from the Estates Construction Fund (ECF) for the development of the new Gold Coast show site at Carrara. Final costs for this relocation will be determined during 2011-12. The Government is also providing additional funding of $10.6 million over two years from the ECF to acquire land and undertake site works associated with relocating the Gold Coast Show site.

60	Budget Measures 2011-12

Department of Environment and Resource Management

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Strategic Cropping Land	..	750	..	..	..

The Government will provide additional funding of $0.75 million in 2011-12 for the development of software relating to the implementation of new legislation aimed at identifying, conserving and managing strategic cropping land. The expense and revenue components of this initiative can be found in Chapter 2 Expense Measures and Chapter 4 Revenue Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Land Acquisition for Connors River Dam	22,900	..	..	..	..

The Government has provided additional funding of up to $22.9 million in 2010-11 for further land acquisitions associated with the construction of a dam on the Connors River.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Reinvestment of Sun Water Dividends	7,625	..	..	..	..

The Government has provided additional funding of $7.6 million in 2010-11 for the reinvestment of SunWater’s 2008-09 operating dividend. Projects to be funded include groundwater management in the Burdekin region, construction of turtle ways on the Burnett and Mary River systems and facilitation of the transfer of up to eight recreation sites to local councils.

Budget Measures 2011-12	61

Department of Health

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Queensland Children’s Hospital	19,758	13,189	2,843	..	..

The Government is providing increased funding of $35.8 million over three years to enter into an agreement with Telstra to vacate the South Brisbane telephone exchange which is currently located on the same site as the new Queensland Children’s Hospital. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Regional Priority Round Funding	..	7,030	10,821	23,639	38,397

The Australian Government will provide funding of $97.7 million over five years (including $17.8 million in 2015-16) under the Health and Hospitals Fund Regional Priority Round to construct mental health community care units in Nambour, Bundaberg, Rockhampton and Toowoomba, develop regional inpatient mental health services in Bundaberg, Hervey Bay, Toowoomba and Maryborough and construct new planned procedure centres at Townsville Hospital and Cairns Base Hospital.

62	Budget Measures 2011-12

Department of Justice and Attorney-General

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Project Savings - Brisbane Supreme and District Court	..	..	(30,000)	..	..

The Government has identified $215 million in savings due to a review of the capital program which has identified that some project contingency and escalation costs are no longer required. The department is contributing $30 million from the Supreme Court and District Court Building savings.

Budget Measures 2011-12	63

Department of Public Works

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Decentralisation Initiative - Accommodation Projects	2,200	51,600	61,100	157,100	61,000

The Government is providing funding of $333 million over five years to fund the delivery of the Decentralisation Initiative program for the provision of new office space at Carseldine, Ipswich and Bowen Hills. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Refurbishment of Cairns Convention Centre	..	6,334	..	..	..

The Government will provide funding of $6.3 million for the Cairns Convention Centre to upgrade the capital plant and equipment and improve the environmental impact of the Centre to meet increasing environmental expectations of its international client base.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Government Employee Housing Security	..	1,000	..	..	..

The Government will provide additional funding of $1 million to upgrade the security on a number of Government employee residences owned by the department that are located in rural and remote areas across Queensland with the installation of security screens.

64	Budget Measures 2011-12

Department of the Premier and Cabinet

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Queensland Museum Priority Works	500	11,500	500	..	..

The Government is providing additional funding of $12.5 million over three years for lifts, stairs, escalators and other functional upgrades at Queensland Museum South Bank to enhance visitor access and experience.

Budget Measures 2011-12	65

Department of Transport and Main Roads

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Cross River Rail - Hardship Acquisitions	..	35,000	35,000	..	..

The Government will provide additional funding of $70 million over two years for hardship land acquisitions associated with the Cross River Rail project.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Road Safety	..	11,000	..	..	..

The Government will provide additional funding from the Camera Detected Offence Program of $11 million to the department and the Queensland Police Service for the Roads Rehabilitation, Refurbishment and Safety Package, including funding for traffic camera office enhancement technology. The expense and revenue components of this initiative can be found in Chapter 2 Expense Measures and Chapter 4 Revenue Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Heavy Vehicle Safety and Productivity Program	4,500	4,400	..	..	..

The Australian Government is providing additional funding of $8.9 million over two years to deliver improved safety and productivity outcomes for the heavy vehicle industry. This program provides funding for four categories: rest areas, parking/decoupling bays, road enhancements and technology trials.

66	Budget Measures 2011-12

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Extension of Reef Vessel Tracking System (VTS)	..	1,000	1,359	..	..

The Government will provide additional funding of $2.4 million over two years to install and maintain additional tracking and communication equipment at numerous remote sites in order to provide increased coverage, integrate new communication and tracking systems into Townsville and Hay Point VTS centres, and update tracking software and systems. The expense and revenue components of this initiative can be found in Chapter 2 Expense Measures and Chapter 4 Revenue Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Thallon to Dirranbandi Transport Corridor Proposal	..	..	..	..	..

Funding of $14 million over ten years has been reallocated internally by the department to reseal sections of the Castlereagh Highway between Noondoo and the intersection with the Carnarvon Highway and sealing and upgrading Noondoo Road to Thallon Road (announced in November 2010).

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Alcohol Ignition Interlock Program	3,389	..	..	..	..

The Government has provided additional funding of $3.4 million in 2010-11 to fund the total development and implementation costs of Queensland’s Alcohol Ignition Interlock program. The expense and revenue components of this initiative can be found in Chapter 2 Expense Measures and Chapter 4 Revenue Measures.

Budget Measures 2011-12	67

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Moreton Bay Rail Link	..	..	..	..	..

The Government is providing funding of $300 million over four years already allocated within the forward estimates, plus $120 million worth of land already under State ownership, towards the Moreton Bay Rail Link. This allocation together with $742 million in Australian Government funding and $105 million in local government funding comprise the project’s total estimated cost of $1.147 billion. The proposed corridor will link areas between Petrie and Redcliffe forming the backbone of a linear transit oriented community with strong connections between residential growth areas, major activity centres and employment areas within the region.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Savings on Congestion Management Initiatives	..	(4,640)	..	..	..

The congestion management program of $120 million over four years is to be reduced by $10 million in 2011-12 ($5.4 million expense and $4.6 million capital), principally due to savings in the implementation of the enterprise Intelligent Transport System that manages traffic operations on motorways and surface streets. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Project Savings - Darra to Springfield Transport Corridor	(25,000)	(81,600)	(18,000)	(25,400)	..

The Government has identified $215 million in savings over four years due to a review of the capital program which has identified that some project contingency and escalation costs are no longer required. Due to efficiency gains realised during the Darra to Springfield Transport Corridor project, the department has recognised capital savings of $150 million.

68	Budget Measures 2011-12

Electoral Commission of Queensland

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Funding and Disclosure Laws - Capital Costs	..	1,200	..	..	..

The Government will provide additional funding of $1.2 million for costs associated with the administration of the new funding and disclosure provisions for State and local government elections arising from the Government’s electoral reforms.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Local Government Elections	..	640	..	..	..

The Government will provide additional funding of $0.6 million to establish a specific local government work unit for the administration of local government elections and by-elections. These costs are to be recouped from local governments as administered revenue. The expense and revenue components of this initiative can be found in Chapter 2 Expense Measures and Chapter 4 Revenue Measures.

Budget Measures 2011-12	69

Treasury Department

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Royalties Collection - Integration into Revenue Management System	..	1,500	..	..	..

The Government will provide additional funding of $1.5 million for the development and implementation of a royalties module for the Revenue Management System. This will provide payers of royalties access to the same e-lodgement, e-payment and other on-line services that are in place for other revenue streams.

70	Budget Measures 2011-12

4.	REVENUE MEASURES

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken since the 2010-11 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Budget Measures 2011-12	71

Department of Environment and Resource Management

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Strategic Cropping Land	..	..	..	..	..

The Government is implementing new legislation aimed at identifying, conserving and managing strategic cropping land. This will be implemented through revenue to be generated from user charges commencing 2011-12 subject to the finalisation of the details of the regulatory framework. The expense and capital components of this initiative can be found in Chapter 2 Expense Measures and Chapter 3 Capital Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Rental Cap for Island Tourism/Mainland Resort Leases	..	(770)	..	..	..

Due to the downturn in the tourism industry amendments will be made to the Land Regulation 2009 to continue the 10 percent rental cap for island tourism/mainland resort leases for the 2011-12 year at a cost to leasehold rent revenue of $0.77 million.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Industry Waste Disposal Levy	..	(41,000)	..	..	..

The Government will delay the implementation of the Industry Waste Disposal Levy from 1 July 2011 to 1 December 2011 to allow local governments to recover from natural disaster impacts. The anticipated reduction in revenue resulting from the delay is $41 million in 2011-12. The expense component of this initiative can be found in Chapter 2 Expense Measures.

72	Budget Measures 2011-12

Department of Transport and Main Roads

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Camera Detected Offence Program	(31,135)	20,772	..	..	..

As a result of positive changes in driver behaviour in 2010-11, projected revenue from the program has been reduced. As part of road toll reduction efforts, the Government has increased the number of cameras and the hours of operation for mobile speed cameras, fixed speed cameras, point to point cameras and red light cameras. All revenue from this initiative will be invested in road safety. The expense and capital components of this initiative can be found in Chapter 2 Expense Measures and Chapter 3 Capital Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Toll Compliance	..	7,371	7,556	7,744	7,938

The Government has approved toll compliance enforcement action for customers who do not respond to the Notice of Demand letters issued by the toll road operator. Compliance will be undertaken by the department and the State Penalties Enforcement Registry, with the revenue from toll avoidance to be returned to the State. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Budget Measures 2011-12	73

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Alcohol Ignition Interlock Program - Cost Recovery	446	1,170	1,379	1,519	1,554

The Government has introduced an upfront ‘I’ (interlock) condition licence fee of $251 (in addition to existing licence product fees) for eligible ‘I’ condition licence holders. This fee is proposed to fund the total development, implementation costs and ongoing operational expenditure of Queensland’s Alcohol Ignition Interlock program. The expense and capital components of this initiative can be found in Chapter 2 Expense Measures and Chapter 3 Capital Measures.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Extension of Reef Vessel Tracking System (VTS)	..	1,089	(447)	1,279	3,078

The Government has revised revenue projections for conservancy fees as a result of volume growth in shipping. The expense and capital components of this initiative can be found in Chapter 2 Expense Measures and Chapter 3 Capital Measures.

74	Budget Measures 2011-12

Electoral Commission of Queensland

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Local Government Elections - Cost Recovery	..	20,835	3,900	3,900	3,900

The Government will recover, from local governments, $20.8 million in 2011-12 and $3.9 million per annum from 2012-13, for the establishment and operation of a local government work unit, which will administer local government elections and by-elections, and for the conduct of the quadrennial local government elections to be held in March 2012. The expense and capital components of this initiative can be found in Chapter 2 Expense Measures and Chapter 3 Capital Measures.

Budget Measures 2011-12	75

Treasury Department

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Revisions to Transfer Duty	..	161,000	247,000	260,000	272,000

In order to fund the Queensland Building Boost Grant and the abolition of the Community Ambulance Cover levy, the Government is removing the transfer duty concession for homebuyers purchasing homes from 1 August 2011. The concession was estimated to cost the State $308 million in revenue foregone in 2010-11. At the same time, the transfer duty rate structure will be revised to ensure transfer duty payable on a home remains lower in Queensland than the standard arrangements in any other mainland state.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Land Rich Duty - Land Holder Model - National Harmonisation	..	30,000	30,000	30,000	30,000

As announced in the Mid Year Fiscal and Economic Review, the Government will apply a land holder model for land rich duty from 1 July 2011. The existing land rich provisions in the Duties Act 2001 will be modified to a land holder model. The land holder model is the model adopted in other States and Territories with the exception of Tasmania.

76	Budget Measures 2011-12

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Monthly Collections of Royalties	..	7,000	14,000	14,000	14,000

As announced in the Mid Year Fiscal and Economic Review, the Government will collect monthly royalty payments from the bulk of producers from 1 January 2012 (rather than quarterly as at present). While not increasing the amount of royalties collected, the cash flow benefit to the State from this measure is estimated to be $14 million per annum.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Land Tax - Capping of Land Values	..	(15,000)	..	..	..

The Government has decided to extend a 50% cap on the annual increase in land values used for the purpose of calculating land tax liabilities. Land tax payers are estimated to have saved more than $100 million over the period 2008-09 to 2011-12.

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Payroll Tax Rebate for Apprentices and Trainees	..	(15,000)	..	..	..

The wages of apprentices and trainees are exempt from payroll tax. In addition to this employment incentive, the Government has decided to extend the 25% payroll tax rebate on the wages of each apprentice and trainee employed until 30 June 2012. The rebate will be offset against the tax payable on the wages of other employees.

Budget Measures 2011-12	77

	2010-11	2011-12	2012-13	2013-14	2014-15
	$’000	$’000	$’000	$’000	$’000

Abolition of the Community Ambulance Cover Levy	..	(139,382)	(175,068)	(186,447)	(198,566)

The Government will abolish the Community Ambulance Cover levy from 1 July 2011. This measure represents a saving of around $113 to each of the approximately 1.4 million electricity account holders that would have otherwise been liable for the Levy in 2011-12. Queenslanders will continue to be covered for ambulance services with the cost being met from the Budget. The total cost of this initiative is $699.5 million across the forward estimates of the Budget.

78	Budget Measures 2011-12

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By authority: S. C. Albury, Acting Government Printer, Queensland 2011

State Budget 2011-12

Budget Measures

Budget Paper No.4

www.budget.qld.gov.au

Queensland Government

State Budget 2011-12

Budget Measures

Budget Paper No.4

www.budget.qld.gov.au